PROSPECTUS	Filed Pursuant to Rule 424(b)(4) Registration No. 333-117194

5,250,000 American Depositary Shares

51job, Inc.

REPRESENTING 10,500,000 COMMON SHARES

51job, Inc. is offering 5,250,000 American depositary shares, or ADSs. Each ADS represents two common shares. This is our initial public offering and no public market exists for our ADSs or our common shares. The initial public offering price is US$14.00 per ADS.

The ADSs have been approved for listing on the Nasdaq National Market under the symbol “JOBS.”

Investing in the ADSs involves risks. See “Risk Factors” beginning on page 11.

PRICE US$14.00 AN ADS

Underwriting
	Price to		Discounts and		Proceeds to
	Public		Commissions		51job, Inc.

Per ADS		US$14.00		US$0.98		US$13.02
Total	US$	73,500,000	US$	5,145,000	US$	68,355,000

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

51job, Inc. has granted the underwriters the right to purchase up to an additional 787,500 ADSs to cover over-allotments.

The underwriters expect to deliver the ADSs to purchasers on or about October 4, 2004.

MORGAN STANLEY

UBS INVESTMENT BANK

PIPER JAFFRAY

CLSA ASIA-PACIFIC MARKETS

September 28, 2004

51job
前程无忧
化·人·力·为·资·本
Harbin
Shenyang
Dalian
Beijing
Qingdao
Jinan
Nanjing
Shanghai
Xian
Hefei
Ningbo
Hangzhou
Chengdu
Chongqing
Wuhan
Changsha
Guangzhou
Kunming
Shenzhen
Hong Kong
无忧
我要
www.51job.com

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell ADSs and seeking offers to buy ADSs, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ADSs.

      We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of the prospectus outside of the United States.

      Until October 23, 2004 (25 days after the date of this prospectus), all dealers that buy, sell, or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

Conventions That Apply to This Prospectus

      Unless otherwise indicated, references in this prospectus to:

•	“ADRs” are to the American depositary receipts that evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents two common shares;

•	“China” or the “PRC” are to the People’s Republic of China, excluding for the purpose of this prospectus Hong Kong, Macau and Taiwan;

•	“Nasdaq” are to the Nasdaq National Market;

•	“RMB” are to Renminbi, the legal currency of the PRC;

•	“shares” or “common shares” are to our common shares, with par value US$0.0001 per share;

•	“U.S. GAAP” are to the generally accepted accounting principles in the United States of America; and

•	“US$” are to U.S. dollars, the legal currency of the United States of America.

      Unless the context indicates otherwise, “we,” “us,” “our company,” “our” and “51job” refer to 51job, Inc., its predecessor entities and subsidiaries, and, in the context of describing our operations, also include our affiliated entities.

      In addition, unless otherwise indicated, references in this prospectus to:

•	“51net” are to 51net.com Inc.;

•	“AdCo” are to Shanghai Qianjin Culture Communication Co., Ltd.;

•	“AdCo Subsidiaries” are to the subsidiaries of AdCo that conduct advertising businesses;

•	“Qian Cheng” are to Beijing Qian Cheng Si Jin Advertising Co., Ltd.;

•	“RAL” are to Shanghai Run An Lian Information Consultancy Co., Ltd.;

•	“Run An” are to Beijing Run An Information Consultancy Co., Ltd.;

•	“Tech JV” are to Qianjin Network Information Technology (Shanghai) Co., Ltd.;

•	“WFOE” are to Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd.; and

•	“Wuhan AdCo” are to Wuhan Mei Hao Qian Cheng Advertising Co., Ltd.

      Unless otherwise indicated, our financial information presented in this prospectus has been prepared in accordance with U.S. GAAP.

      Solely for your convenience, this prospectus contains translations of certain Renminbi amounts into U.S. dollar amounts at specified rates. All translations from Renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translations of Renminbi amounts into U.S. dollar amounts have been made at the noon buying rate in effect on June 30, 2004, which was RMB8.2766 to US$1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Risk Factors — Risks Related to the People’s Republic of China — Governmental control of currency conversion may affect the value of your investment” and “— The fluctuation of the Renminbi may materially and adversely affect your investment” for discussions of the effects of currency control and fluctuating exchange rates on the value of our ADSs. On September 28, 2004, the noon buying rate was RMB8.2766 to US$1.00.

      We calculate the number of our print advertising pages by physically counting the number of paid advertising pages in each of our editions of Career Post Weekly. In calculating the number of paid advertising

ii

pages, we make adjustments to take into account differing page sizes and pages with mixed advertising and non-advertising content. This is a manual process that is subject to error, including errors in judgment as to the appropriate adjustments to be made.

      We define a unique employer in our online recruitment business as a customer that purchases our online recruitment services during a specified period. We make adjustments for multiple purchases by the same customer within a city to avoid double counting. Each employer is assigned a unique identification number in our management information system. Affiliates and branches of a given employer may, under certain circumstances, be counted as separate unique employers. Our calculation of the number of unique employers is subject to misidentification and other forms of error, including errors in judgment as to appropriate adjustments to be made to the data.

      We cannot assure you that our methodology, page counting, employer identification, calculations and analyses are accurate, or that they yield results that are comparable between periods or give a correct approximation of the actual revenues we generate per page or actual numbers of customers, as the case may be.

iii

PROSPECTUS SUMMARY

      You should read the following summary together with the more detailed information regarding our company, the common shares and ADSs being sold in this offering, and our consolidated financial statements and notes to these consolidated financial statements appearing elsewhere in this prospectus.

51job, Inc.

Our Business

      We believe that we are a leading provider of integrated human resource services in China, with a strong focus on recruitment related services. Our recruitment related services are delivered in both print and online formats, and these two services are closely integrated to allow us to reach a wide and diverse audience. The Internet, web-based applications and human resource software are critical aspects of our services.

      We believe that we are the only significant nationwide provider of integrated print and online recruitment advertising services in China. We believe that our integrated advertising services allow us to attract a broad base of advertisers and provide us with a platform from which we can market our other human resource related services. In addition to recruitment advertising services, we also provide executive search and other complementary human resource related services for large and small employers.

      Our goal is to be a “one-stop” solution to human resource departments by providing recruitment and other human resource related services to employers.

      We are not aware of any publicly available third party market share analysis of the print or online recruitment advertising industries, the executive search industry or the other human resource related industries in which we operate in China. Accordingly, our statements in this prospectus with regard to what we believe to be our market position are based on our own analysis and review of our business and operations, the businesses and operations of entities that we view as our main competitors and data that we compile and analyze internally. These statements are solely the opinion of our management and have not been reviewed by third parties.

Recruitment related services

      Our recruitment related services consist of our integrated print advertising and online recruitment services, as well as our executive search services. These services accounted for 93.9% of our revenues in 2003.

      Print advertising. Our customers advertise job positions in Career Post Weekly, a city-specific recruitment publication published once a week and distributed as an insert in major local newspapers and/or on a stand-alone basis. Career Post Weekly was produced in 19 cities in China as of June 30, 2004. We closely coordinate Career Post Weekly with our www.51job.com online recruitment website, and we post all recruitment advertisements appearing in Career Post Weekly on www.51job.com as well. Our print advertising business accounted for 62.3% of our revenues in 2003.

      Online recruitment services. www.51job.com is our online recruitment website which we promote as a “destination site” for employers and job seekers in China. www.51job.com contains all of the recruitment advertisements appearing in Career Post Weekly as well as additional advertisements that only appear online. We update our recruitment advertisements on an hourly basis. Job seekers post resumés on our website, and employers manage and organize their online review of resumés and candidates through the eHire web-based software tools on our website. We believe that we are the largest dedicated national recruitment website in China in terms of registered job user accounts and posted resumés, with approximately 6.9 million user accounts established since the launch of our website in 1999 and approximately 4.6 million resumés posted online as of June 30, 2004. Online recruitment services accounted for 26.2% of our revenues in 2003.

      Executive search. eSearch is our executive search service. Our search assignments are generally targeted at mid-level professional, managerial and junior executive positions. We believe that eSearch is a valuable complement to our Career Post Weekly and www.51job.com recruitment services. eSearch increases our visibility with employers, attracts more experienced candidates to submit their resumés to us and positions us as a full service provider of recruitment solutions. Executive search services accounted for 5.4% of our revenues in 2003.

Other human resource related services

      We offer a number of other value-added human resource services in areas such as training, software applications, business process outsourcing and surveys. These services accounted for 6.1% of our revenues in 2003.

      We launched our training services in 2001. We offer public and in-house courses and seminars in business management, marketing, human resource, sales, manufacturing, secretarial and other skills. We have also developed a proprietary personnel assessment system used for employee evaluation, training, development and recruitment. In addition, we organize large human resource conferences and networking events.

      In mid-2003, we launched a human resource management software package that allows employers to track attendance, payroll, vacation and other employee related information. In mid-2003, we also launched our business process outsourcing service through which we perform human resource administrative functions, such as payroll and benefits processing and tracking of compliance with local and national employment laws, on an outsourced basis. Employers and employees can access information through a web-based platform for communication and decision-making purposes, although the processing of these functions is outsourced to us. We also provide salary survey studies with analysis on compensation levels across various cities, industries and positions. We have introduced these services on a limited basis only, and they do not currently contribute meaningfully to our revenues.

      We face significant competition from various entities in our different businesses in each of the cities in which we operate. However, we believe that we are the only significant provider of integrated print and online recruitment advertising nationwide.

Our Revenue Model

      Although we provide services to both employers and job seekers, we derive substantially all of our revenues from employers. We receive a majority of our revenues in the form of fees from employers for placing job advertisements in Career Post Weekly and on www.51job.com. We also receive fees from employers for access to our www.51job.com resumé databases, for use of our eHire web-based software applications, for use of our eSearch executive search services and in connection with our other human resource related services.

      We have been profitable since 2002 on a full-year basis. In 2003, we recorded net income of RMB32.6 million (US$3.9 million), compared to net income of RMB3.9 million in 2002 and a net loss of RMB23.0 million in 2001.

Our Market Opportunity

      We believe that the human resource services industry has significant growth potential in China. As conditions in China’s growing economy become more liberalized and competitive, the role of human resource management within Chinese companies is growing in importance. As employers increasingly realize how critical identifying, attracting, developing and retaining qualified employees is to a firm’s success, we expect employers will seek professional services across all segments of the human resource services industry value chain.

      Moreover, we believe that employers will increasingly seek services that are national as well as local in scope and will look to access these services through multiple channels. As human resource operations become more complex, we also believe there is potential for employers to outsource a significant portion of human resource administration and management and seek the service of third party providers, such as ourselves, to address these growing challenges.

      We believe that the following broad macroeconomic factors in China drive the growth of our industry:

•	rapid economic growth and liberalization;

•	growing number of business entities and, in particular, companies in the private sector; and

•	substantial growth in job openings.

      In addition to the above macroeconomic factors, we believe that the following changes in the composition of China’s labor market as well as changes in recruitment trends in China create significant opportunities for further growth and development in our industry:

•	urbanization of the work force;

•	large and growing skilled and “white collar” labor force;

•	increasing acceptance of new channels of recruitment; and

•	the growth of the Internet as an important distribution channel for the human resource services industry, especially for recruitment advertising.

      We believe there is significant opportunity for market expansion due to these factors. However, given its early development stage, the Chinese market for human resource services may ultimately develop in a manner and at a rate different from what we anticipate due to changes in China’s economic condition, changes in regulation relating to our industry, changes in the way companies use third party human resource services, increasing competition in our markets and other factors.

Our Strengths and Strategy

      Through our nationwide network of offices, we provide our clients with a variety of human resource services through multiple distribution channels. In addition to our focus on both print and online recruitment advertising, we have developed additional products and services to address many human resource management needs. We believe that we are a leader in many of our markets as a result of the following competitive strengths:

•	our strong brand names help us enter new geographic markets and lines of business;

•	with our large sales force, we can directly market our services to existing and potential clients in key geographic markets and industries;

•	the integration of our print and online recruitment advertising businesses allows us to extend the reach of our advertisements to a broad audience of job seekers, while providing a cost-effective solution for employers;

•	our range of human resource services and wide geographic footprint make us attractive to employers that require a broad range of human resource services in multiple markets;

•	we have a strong technology platform, and we are developing a number of additional software and web-based human resource services; and

•	our highly experienced senior management team has a proven track record.

      Our objective is to become the market leader in each of our recruitment and other human resource businesses. Our strategy is to continue investing in our brands, aggressively expand our sales force in existing markets, target new markets in China and continue developing innovative software and web-based applications to meet the human resource and job search needs of employers and job seekers.

      Notwithstanding these strengths, our ability to realize our objective and execute our strategy is subject to certain risks and uncertainties, including:

•	significant competition in our businesses, including intense competition in many of our markets, and relatively low barriers to entry to all of our markets;

•	our ability to achieve or maintain necessary economies of scale;

•	potential slowdowns or other adverse developments in the PRC economy;

•	our dependence on local newspapers to publish and distribute Career Post Weekly; and

•	general regulatory uncertainty, including with respect to our historical compliance with PRC restrictions on foreign ownership.

Our Corporate Structure

      The PRC government regulates foreign ownership in entities providing advertising, Internet content and human resource related services. In May 2004, we restructured our operations to comply with current PRC foreign ownership limitations. Historically, certain of our operations were conducted by two affiliated entities, Run An and Qian Cheng, which are wholly owned, directly and indirectly, by Michael Lei Feng and Tao Wang, two of our executive officers. We entered into contractual arrangements with these two entities pursuant to which we bore all of their economic risks and received all of their economic rewards. In our consolidated financial statements, we have consolidated all of the interests of Run An and Qian Cheng under Financial Accounting Standards Board Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51,” or FIN 46.

      In connection with our restructuring in May 2004, we terminated or modified the agreements referred to above and entered into new agreements with these affiliated entities and with RAL, a new affiliated entity formed and wholly owned by two of our executive officers. Under these agreements, we continue to bear all of the economic risks and receive all of the economic rewards of these affiliated entities. Consequently, we expect to consolidate the interests of RAL, and to continue to consolidate the interests of Run An and Qian Cheng, under FIN 46.

      The chart below sets forth our current group structure.(1)

(1)	Does not include 51net HR, a dormant entity incorporated in the Cayman Islands and wholly owned by 51job, Inc., or Wang Jin Information Technology (Shanghai) Co., Ltd., a wholly owned subsidiary of 51net.com Inc. established in the PRC in June 2004 with no current operations.

(2)	Includes the subsidiaries of AdCo that conduct advertising businesses and Shanghai Cheng An Human Resources Co. Ltd., which provides outsourcing services, and Shanghai Wang Cai Trading Co., Ltd., which provides stationery and office supplies to our business customers.

(3)	Excludes Wuhan AdCo, which is set out separately in the chart.

     Tech JV, AdCo and the AdCo Subsidiaries recognize substantially all of our revenues and receive substantially all of the cash payments from our clients. Under the terms of our contractual arrangements with Qian Cheng, the minority shareholder of Tech JV, AdCo and the AdCo Subsidiaries, WFOE receives all of the economic rewards and bears all of the economic risks of all of Qian Cheng’s minority interests in Tech JV, AdCo and the AdCo Subsidiaries.

Corporate Information

      We are a limited liability company that was incorporated in the Cayman Islands on March 24, 2000. Our principal executive offices are located at 21st Floor, Wen Xin Plaza, 755 Wei Hai Road, Shanghai 200041, People’s Republic of China. Our telephone number at this address is +(86-21) 3201-4888. Our registered office in the Cayman Islands is located at the offices of M&C Corporate Services Limited, P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. Our telephone number at this address is +(1-345) 949-8066.

      Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.51job.com. The information contained on our website is not incorporated by reference into this prospectus. Our agent for service of process is National Registered Agents, Inc., located at 875 Avenue of the Americas, Suite 501, New York, New York 10001.

The Offering

American Depositary Shares offered	5,250,000 ADSs, representing 10,500,000 common shares

Price per ADS	The initial public offering price is US$14.00 per ADS.

The ADSs	Each ADS represents two common shares, par value US$0.0001 per share. The ADSs will be evidenced by American Depositary Receipts, or ADRs. A nominee of the depositary will be the registered holder of the common shares underlying your ADSs.

You will have the rights of an ADR holder as provided in a deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time, dated September 28, 2004. You will be required to pay US$0.05 per ADSs for each issuance or cancellation of an ADS, a fee for each distribution of securities by the depositary based on the number of common shares deposited for issuance of ADSs, US$0.02 per ADS per year for depositary services, fees for transfer and registration of your common shares, and certain expenses incurred by the depositary.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus. We may amend or terminate the deposit agreement for any reason without your consent. If an amendment becomes effective, you will be considered, by continuing to hold your ADSs, to have agreed to be bound by the deposit agreement as amended.

Over-allotment option	We have granted a 30-day option (commencing from the date of this prospectus) to the underwriters to purchase up to an additional 787,500 ADSs to cover over-allotments of ADSs.

Common shares outstanding immediately after this offering	53,593,979 common shares (or 55,168,979 common shares if the underwriters exercise the over-allotment option in full)

Dividend policy	We do not anticipate paying any cash dividends in the near future.

Use of proceeds	We will receive net proceeds from this offering of approximately US$66.8 million. If the underwriters exercise their over-allotment option in full, our net proceeds will be approximately US$77.0 million.

We intend to use the proceeds from this offering primarily to:

• provide working capital for the growth of our businesses;

• purchase software and equipment to enhance and upgrade our technology infrastructure and platforms;

• fund marketing efforts to build and maintain our brand name and image; and

• fund potential acquisitions of complementary businesses as such opportunities may arise from time to time.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ADSs.

Listing	We have received approval to have our ADSs listed on the Nasdaq National Market. Our common shares will not be listed on any other exchange or quoted for trading on any over the counter trading system.

Nasdaq National Market symbol	“JOBS”

Depositary	JPMorgan Chase Bank

Lock-up	We have agreed with the underwriters to a lock-up of shares for a period of 180 days after the date of this prospectus. In addition, our executive officers, directors and certain of our existing shareholders have also agreed with the underwriters to a lock-up of shares for a period of 180 days after the date of this prospectus. See “Underwriters.”

Summary Consolidated Financial and Operating Data

      The financial data set forth below should be read in conjunction with, and are qualified by reference to, “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus. The summary consolidated statement of operations data for the year ended December 31, 2001 and for the six months ended June 30, 2003 and 2004 and the summary consolidated balance sheet data as of December 31, 2001 and June 30, 2004 are derived from our unaudited financials statements prepared in accordance with U.S. GAAP and included elsewhere in this prospectus. The unaudited interim financial statements reflect all adjustments which are, in the opinion of our management, necessary to a fair statement of the results for the interim periods presented. The summary consolidated statement of operations data for the years ended December 31, 2002 and 2003, and the summary consolidated balance sheet data as of December 31, 2002 and 2003 are derived from our consolidated financial statements for the years ended December 31, 2002 and 2003, which have been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company and prepared in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future period.

	For the year ended December 31,				For the six months ended June 30,

	2001	2002	2003	2003	2003	2004	2004

	RMB	RMB	RMB	US$(1)	RMB	RMB	US$(1)
Summary Consolidated Statement of Operations Data:
Revenues:
Print advertising	90,940,220	116,989,356	182,606,297	22,062,960	77,220,871	149,259,709	18,033,940
Online recruitment services	22,586,591	28,938,327	76,960,121	9,298,519	33,390,914	50,849,355	6,143,749
Executive search	9,126,842	9,726,300	15,748,331	1,902,754	6,061,669	10,833,165	1,308,891
Other human resource related revenues	5,305,068	9,895,734	18,019,611	2,177,176	6,528,835	17,077,298	2,063,322

Total revenues	127,958,721	165,549,717	293,334,360	35,441,409	123,202,289	228,019,527	27,549,902

Net revenues	121,970,723	158,039,700	280,118,941	33,844,688	117,795,821	217,107,617	26,231,497
Cost of services	(84,208,642)	(92,220,940)	(151,477,142)	(18,301,856)	(66,322,816)	(107,765,129)	(13,020,459)

Gross profit	37,762,081	65,818,760	128,641,799	15,542,832	51,473,005	109,342,488	13,211,038
Total operating expenses	(61,044,917)	(63,547,938)	(94,860,147)	(11,461,246)	(50,052,270)	(68,915,168)	(8,326,507)
Income (loss) from operations	(23,282,836)	2,270,822	33,781,652	4,081,586	1,420,735	40,427,320	4,884,531
Net income (loss)	(22,957,650)	3,945,802	32,600,263	3,938,846	1,831,276	25,993,697	3,140,623

Earnings (loss) per share:
Basic	(1.72)	0.09	0.83	0.10	0.05	0.61	0.07
Diluted(2)	(1.72)	0.07	0.75	0.09	0.04	0.57	0.07
Earnings (loss) per ADS(3):
Basic	(3.44)	0.18	1.65	0.20	0.10	1.21	0.15
Diluted(2)	(3.44)	0.15	1.50	0.18	0.08	1.14	0.14

	As of December 31,				As of June 30,

	2001	2002	2003	2003	2004	2004

	RMB	RMB	RMB	US$(1)	RMB	US$(1)
Summary Consolidated Balance Sheet Data:
Cash	30,339,579	68,637,760	115,084,572	13,904,812	152,668,574	18,445,808
Total assets	60,170,618	103,661,564	185,404,279	22,401,017	248,647,798	30,042,264
Total liabilities	20,656,416	26,057,516	56,119,724	6,780,528	76,004,782	9,183,094
Total shareholders’ equity	39,514,202	77,604,048	129,284,555	15,620,489	172,643,016	20,859,170

					For the six
	For the year ended				months ended
	December 31,				June 30,

	2001		2002	2003	2003	2004

Selected Financial Data:
Gross profit as a percentage of net revenues	31.0%		41.6%	45.9%	43.7%	50.4%
Operating income (loss) as a percentage of net revenues	(19.1%	)	1.4%	12.1%	1.2%	18.6%

	As of and for the year			As of and for
	ended December 31,			the six
				months ended
	2001	2002	2003	June 30, 2004

Selected Operating Data:
Estimated number of print advertising pages(4)	2,469	3,176	4,635	4,256
Estimated unique employers using online recruitment services(4)	7,584	16,497	25,880	26,591
Number of cities where Career Post Weekly was published(5)	8	13	16	19

(1)	Translations from Renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. The translations of Renminbi amounts into U.S. dollar amounts have been made at the noon buying rate in effect on June 30, 2004, which was RMB8.2766 to US$1.00.

(2)	Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to holders of common shares as adjusted for the effect of dilutive common shares, if any, by the sum of (1) the weighted average number of common shares outstanding and (2) the weighted average number of common equivalent shares, which consist of common shares issuable upon the conversion of outstanding Series A preference shares and common shares issuable upon the exercise of outstanding share options as calculated under the treasury stock method. In the case of diluted earnings (loss) per ADS, the data are adjusted to reflect the ratio of two common shares to one ADS.

(3)	Each ADS represents two common shares.

(4)	For the years ended December 31, 2001, 2002 and 2003, and for the six months ended June 30, 2004.

(5)	As of December 31, 2001, 2002 and 2003 and June 30, 2004.

RISK FACTORS

      This offering involves a high degree of risk. You should carefully consider the risks described below, in conjunction with other information and our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision. You should pay particular attention to the fact that we conduct our operations in China and are governed by a legal and regulatory environment that in some respects differs significantly from the environment that may prevail in other countries that you may be familiar with. Our business, financial condition or results of operations could be affected materially and adversely by any or all of these risks. The trading price of our ADSs could decline due to any or all of these risks, and you may lose all or part of your investment.

Risks Related to Our Business

Because we face significant competition, including intense competition in several of our markets, we may lose market share and our results of operations may be materially and adversely affected.

      We face significant competition in our Career Post Weekly and www.51job.com businesses as well as in our executive search and other human resource businesses. Career Post Weekly currently faces intense competition in many of our largest markets. Competitors of Career Post Weekly primarily consist of local newspaper publishers and specialized recruitment advertising publications. In addition, Career Post Weekly faces competition from online job-search websites and other online businesses seeking to expand into print recruitment advertising.

      Our online recruitment services face competition from other dedicated job search websites such as ChinaHR.com, Cjol.com and Zhaopin.com, as well as increasing levels of competition from national Internet portals in China such as NetEase.com, sina.com, sohu.com and tom.com which provide online recruitment services. In addition, many executive search firms and other competitors currently engaged in print advertising have started to internally develop or acquire online capabilities.

      Our executive search and other human resource related businesses face significant competition from a variety of Chinese and foreign firms in all of our markets, including certain firms that compete with us in the market for online recruitment advertising.

      Many of our competitors or potential competitors have long operating histories, may have greater financial, management, technological development, sales, marketing and other resources than we do, and may be able to adopt our business model. As a result of competition, we may experience reduced margins, loss of market share or less use of our services by job seekers and businesses. We cannot assure you that existing or future competitors will not develop or offer services and products which provide significant performance, price, creative or other advantages over our services. If we are unable to compete effectively with current or future competitors as a result of these or other factors, our market share and our results of operations may be materially and adversely affected.

New competitors face low entry barriers to our industries, and successful entry by new competitors may cause us to lose market share and materially and adversely affect our results of operations.

      In the future, we may face competition from new entrants in the recruitment advertising industry and other human resource industries in which we operate. We may face greater competition from Internet portals, newspapers, dedicated recruitment advertising websites and publications, and other human resource service providers who may enter the market for any or all of our services. Our businesses are characterized by relatively low start-up and fixed costs, modest capital requirements, short start-up lead times and an absence of significant proprietary technology that would prevent or significantly inhibit the entry of competitors. As a result, potential market entrants, both in China and from abroad, face relatively low barriers to entry to all of our businesses and in all of our markets. In addition, we believe that there are relatively low existing penetration rates in our markets, and that competitors could acquire significant numbers of clients and establish significant market share within a relatively short period. Furthermore, the newspaper and print media industry in China is highly regulated at present which may have the effect of limiting competition and keeping prices, including print advertising prices, at higher levels. Any deregulation of this industry may result in increased competition and a material decrease in advertising rates, including prices we charge for our print advertising services. Increased competition could result in loss of market share and revenues, and have a material adverse effect on our business, financial condition and results of operations.

If we are unable to achieve or maintain economies of scale with respect to our recruitment advertising businesses, our results of operations from these businesses may be materially and adversely affected.

      We incur fixed costs such as printing, distribution, direct marketing, advertising, management, staff, office, infrastructure and utilities in each of our geographic markets in connection with operating our print advertising business. In addition, we incur fixed costs relating to website maintenance, design and operation in our online businesses. Our ability to realize our desired margins in our recruitment advertising businesses depends largely on our success in posting a high volume of print and online recruitment advertisements to generate sufficient revenues to offset associated fixed costs. Further, we need to reach and maintain a critical mass of recruitment advertisements in order for Career Post Weekly and www.51job.com to build and maintain acceptance among employers and job seekers as attractive vehicles for posting and seeking jobs.

      In some of our markets, Career Post Weekly has not achieved the necessary economies of scale and these operations have not achieved profitability despite our having operated in these markets for a significant period of time. We believe that this is due primarily to significant competition from rival print advertising publications. We may be unable to achieve and maintain sufficient economies of scale in any or all of our geographic markets in connection with our recruitment advertising businesses. Any failure to do so could materially and adversely affect our results of operations from these businesses.

A slowdown or other adverse developments in the PRC economy may materially and adversely affect our customers, demand for our services and our business.

      Substantially all of our operations are conducted in China and substantially all of our revenues are generated from providing recruitment advertising and search services for PRC businesses or divisions of firms operating in China. Although the PRC economy has grown significantly in recent years, we cannot assure you that such growth will continue. Print advertising, online recruitment services, executive search and our other human resource related businesses are all relatively new industries in China, and we do not know how sensitive we are to a slowdown in economic growth or other adverse changes in the PRC economy. In response to adverse economic developments, employers might hire fewer permanent employees, engage in hiring freezes, lay off employees, or reduce spending on print advertising, online recruitment services and executive search services. Employers may decide to rely more heavily on traditional recruitment methods such as referrals and job fairs, and utilize more “in-house” resources to conduct training and perform other human resource functions, or otherwise modify their behavior in ways that may have a significant negative impact on our business. As a result, a slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in China may materially reduce the demand for our services and materially and adversely affect our business.

If the use of advertising to conduct recruitment does not achieve broader acceptance in China, we may be unable to expand our recruitment advertising businesses.

      The use of advertising services to recruit employees is relatively new in China. Due to significant control and regulation by the national and local governments, the private sector recruiting process in China continues to be largely characterized by the use of personal referrals and large job fairs. We believe that the use of advertising by employers and job seekers remains relatively low. As a result, we face considerable challenges in promoting greater use of advertising, which involves, among other things, significant changes in the way that employers disseminate information about jobs, the way that prospective employees search and apply for jobs, and the way in which hiring decisions are made. We cannot assure you that recruitment advertising will achieve broader acceptance in China. Any significant failure of advertising to gain acceptance among employers and job seekers may substantially limit our ability to expand our recruitment advertising businesses.

If the Internet, and online advertising in particular, does not achieve broad acceptance in China as a medium for recruitment, our online recruitment services business may be adversely affected.

      We generate a significant portion of our revenues from online recruitment services, which are targeted toward employers and job seekers who use the Internet. As part of our online recruitment services, we offer general online advertising on our website, which is an important element in our ability to sell online recruitment advertisements to employers and which generates a material portion of our revenues. China has only recently begun to develop the Internet as a commercial medium and has a relatively low Internet penetration rate compared to most developed countries. Our future results of operations from online recruitment services will depend substantially upon an increase in Internet penetration and an increase in acceptance and use of the Internet for the distribution of services and for the facilitation of commerce in China. In addition, unless they are resolved, telecommunication capacity constraints may impede further development of the Internet to the extent that users experience delays, transmission errors and other difficulties. Any negative perceptions as to the effectiveness of online recruitment services, or online advertising generally, or any significant failure of the Internet to gain acceptance as a medium for recruitment may adversely affect our online recruitment services business and our ability to further integrate our online and print recruitment advertising businesses.

The markets for executive search services and business process outsourcing are still in the development stage in China and we may be unable to expand these businesses.

      Many employers in China are not familiar with the executive search model or may not accept the value of a targeted, professional search. Many employers may be unwilling to pay a commission of up to 35% of a candidate’s annual compensation. Similarly, the market for the third party outsourcing of business processes is also still developing in China. Companies may not be willing to use third parties for significant administrative functions and may instead choose to continue to perform such operations in-house. If these services do not gain wider acceptance in China, we may be unable to expand these businesses.

We are dependent on local newspaper contractors in each of our geographic markets to publish and distribute Career Post Weekly.

      In the PRC, entities engaged in publishing activities are required by the government to have a publishing license. We do not have any publishing licenses and we are, and will continue to be, dependent on contractual arrangements with local newspapers in each of our geographic markets in order to publish and distribute Career Post Weekly. Our arrangements with our local newspaper contractors require them to print, publish and distribute Career Post Weekly as an insert in their newspaper, and in some cases to contribute marketing support. The successful execution of our business plan is highly dependent on establishing and maintaining relationships with newspapers in all of the new markets in which we intend to offer recruitment advertising services.

      The term of our agreements with local newspaper contractors is generally two years, and six of these agreements will expire in the next six months. In addition, certain of these agreements are subject to early termination by either party on various grounds. We cannot assure you that our local newspaper contractors will conduct their activities in full compliance with applicable laws and regulations governing the publishing, distribution and sale of newspapers. In addition, we cannot assure you that:

•	our local newspaper contractors will fulfill their obligations under our agreements;

•	the agreements will be renewed;

•	our current contractors will not, upon termination of our agreements, seek to compete directly against us or establish relationships with one or more of our competitors; or

•	in the event that we wish to do so or it is necessary to do so, we will be able to locate and enter into an agreement with a suitable alternative local newspaper on a timely basis or at all.

      In addition, we may experience lower levels of readership and circulation if we lose the marketing support of a local newspaper contractor. Any adverse developments involving our local newspaper contractors could significantly disrupt or impair the publication, promotion and distribution of Career Post Weekly, which in turn could damage our Career Post Weekly brand name and materially and adversely affect our recruitment advertising business and our results of operations.

We are dependent on our Internet service provider, and we are vulnerable to failures of the Internet, fixed line telecommunications networks in China and our technology platform.

      Our online businesses are heavily dependent on the performance and reliability of China’s Internet infrastructure, the continual accessibility of bandwidth and servers to our service providers’ networks, and the continuing performance, reliability and availability of our technology platform.

      We rely on affiliates of China Telecommunications Corporation, or China Telecom, to provide us with bandwidth and server custody service for our services. We are unlikely to have any access to alternative networks or services in the event of disruptions, failures or other problems with China’s Internet infrastructure or China Telecom’s fixed telecommunications networks, or if China Telecom or its affiliates otherwise fail to provide such services. In addition, we have no control over the costs of the services provided by China Telecom or its affiliates. If China Telecom or its affiliates fail to provide these services, we would be required to seek other providers, and there is no assurance that we will be able to find alternative providers willing or able to provide high quality services and there is no assurance that such providers will not charge us higher prices for their services. If the prices that we are required to pay for Internet services rise significantly, our results of operations could be adversely affected.

If we are unable to protect or promote our brand names and reputation, our business may be materially and adversely affected.

      If we fail to generate a high volume of recruitment advertisements, maintain our relationships with local newspaper contractors, successfully promote and develop the perception of www.51job.com as a “destination site,” undertake effective marketing and promotional activities, and generally provide high quality services, we may not be successful in protecting or promoting our brand names and reputation in a cost-effective manner or at all. We may dedicate significantly greater resources in the future to advertising, marketing and other promotional efforts aimed at building awareness of our brands. Any significant damage to our reputation, the perceived quality or awareness of our brand names or services, or any significant failure on our part to promote and protect our brand names and reputation could make it more difficult for us to successfully attract job seekers, compete for customers or retain qualified personnel, which may have a material adverse effect on our business.

If we are unable to prevent others from using our intellectual property, our business may be materially and adversely affected.

      Our intellectual property has been, and will continue to be, subject to various forms of theft and misappropriation. Competitors copy and distribute content from our www.51job.com website, from Career Post Weekly and from the training materials that we use, and utilize misleadingly similar Internet domain names and URLs in an effort to divert Internet traffic away from our website. We are also susceptible to others copying our business model and methods. The legal protection of trademarks, trade names, copyrighted material, domain names, trade secrets, know-how and other forms of intellectual property in the PRC is significantly more limited than in the United States and many other countries and may afford us little or no effective protection. Preventing unauthorized use of our intellectual property is difficult, time consuming and expensive, and may divert significant management and staff resources from our business operations, and yield limited and uncertain results. Misappropriation of our content, trademarks and other intellectual property could divert significant business to our competitors, damage our brand name and reputation, and require us to initiate litigation that could be expensive and require us to divert management resources from the operation of our businesses.

We rely heavily on our senior management team and key personnel, and the loss of any of their services could severely disrupt our business.

      Our future success is highly dependent on the ongoing efforts of the members of our senior management and key personnel, in particular on Rick Yan, our chief executive officer. We rely heavily on his management skills, his expertise in consumer products, marketing and technology, and his relationships with many of our clients and local contractors. We do not maintain key man life insurance on any of our senior management or key personnel, other than Mr. Yan and Kathleen Chien, our chief financial officer. The loss of the services of one or more of our senior executives or key personnel, Mr. Yan in particular, may have a material adverse effect on our business, financial condition and results of operations. Competition for senior management and key personnel is intense, and the pool of suitable candidates is very limited, and we may not be able to retain the services of our senior executives or key personnel, or attract and retain senior executives or key personnel in the future.

      In addition, if Mr. Yan, any other members of our senior management or any of our other key personnel joins a competitor or forms a competing company, we may not be able to replace them easily and we may lose customers, business partners, key professionals and staff members. Each of our senior executives and key personnel has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. In the event of a dispute between any of our senior executives or key personnel and us, we cannot assure you as to the extent, if any, that these provisions may be enforceable in the PRC due to uncertainties involving the PRC legal system.

Our business may suffer if we do not successfully manage our current and potential future growth.

      We have experienced rapid expansion since we commenced operations in 1998 and we intend to continue to expand in size and increase the number of services we provide. We have established 12 new offices from the beginning of 2002 to June 30, 2004. Our anticipated future growth will place significant demands on our management and operations. Our success in managing this growth will depend to a significant degree on the ability of our executive officers and other members of senior management to operate effectively both independently and as a group, and on our ability to improve and develop our financial and management information systems, controls and procedures. In addition, we will have to successfully adapt our existing systems and introduce new systems, expand, train and manage our workforce, and improve and expand our sales and marketing capabilities. Mismanagement of any of our services in our new or existing markets or the deterioration of the quality of our services could significantly damage our brand name and reputation, adversely affecting our ability to expand our client base.

      As a “one-stop” human resource provider, we will be required to provide high quality executive search and other human resource related services. As we are currently in the process of developing many of these businesses, we may encounter initial difficulties in ensuring the high quality of our services. In particular, we may be unable to provide our eSearch clients with acceptable candidates, we may provide clients with candidates whom they subsequently perceive as poor performers, and/or we may provide clients with candidates whom they subsequently fail to retain. With respect to our business process outsourcing service, we may be unable to establish a substantial nationwide capability, accurately monitor ongoing changes in PRC laws and regulations, acquire, develop and use up-to-date business and management technology and software, including sophisticated computer and technology systems that could require significant capital expenditures, and maintain the integrity and security of our systems. If we are unable to provide high quality services, if material mistakes occur, or if we are unable to price these services properly, our brand name and reputation could be damaged and we could incur legal liability to our clients and their employees.

      The management of our business involves the collection by our employees and agents of cash payments from our customers, which constitute a significant portion of our total revenues. As a result, we are exposed to theft, embezzlement and other criminal and fraudulent activity by our employees, our agents and third parties. If we are unable to successfully detect and prevent such activity, our results of operations and financial condition may be materially and adversely affected.

Our limited operating history may not serve as an adequate basis to judge our future prospects and results of operations.

      We began operations in 1998. Our limited operating history may not provide a meaningful basis on which to evaluate our business. Although our revenues have grown rapidly since inception, we incurred net losses prior to 2002. We cannot assure you that we will maintain our profitability or that we will not incur net losses in the future. We expect that our operating expenses will increase as we expand. Any significant failure to realize anticipated revenue growth could result in significant operating losses. We will continue to encounter risks and difficulties frequently experienced by companies at a similar stage of development, including our potential failure to:

•	implement our business model and strategy and adapt and modify them as needed;

•	increase awareness of our brands, protect our reputation and develop customer loyalty;

•	manage our expanding operations and service offerings, including the integration of any future acquisitions;

•	maintain adequate control of our expenses;

•	adequately and efficiently operate, maintain, upgrade and develop our website and the other systems and equipment we utilize in providing our services;

•	attract, retain and motivate qualified personnel;

•	maintain our current, and develop new, partnerships with local newspapers and other important operational relationships; and

•	anticipate and adapt to changing conditions in the print, online and other markets in which we operate as well as the impact of any changes in government regulation, mergers and acquisitions involving our competitors, technological developments and other significant competitive and market dynamics.

      If we are not successful in addressing any or all of these risks, our business may be materially and adversely affected.

We rely on our print advertising business to provide a significant majority of our revenues and any adverse development in this business could materially and adversely affect our overall results of operations.

      We generate a significant majority of our revenues from Career Post Weekly, which generated approximately 70.7% of our revenues in 2002 and 62.3% of our revenues in 2003. While we have experienced significant growth in our Career Post Weekly business in recent years, online advertisement may cause print media such as Career Post Weekly to become less desirable as a form of advertising. To the extent this occurs and if we are not able to generate sufficient revenues from our online recruitment services to offset any loss of revenues from our print advertisement business, our overall results of operations could be materially and adversely affected.

We may not be able to successfully execute future acquisitions or efficiently manage any acquired business.

      We may decide to expand, in part, by acquiring certain complementary businesses. The success of any material acquisition will depend upon several factors, including:

•	our ability to identify and acquire businesses on a cost-effective basis;

•	our ability to integrate acquired personnel, operations, products and technologies into our organization effectively; and

•	our ability to retain and motivate key personnel and to retain the clients of acquired firms.

      Any such acquisition may require a significant commitment of management time, capital investment and other management resources. There is a possibility that we will not be successful in identifying and negotiating acquisitions on terms favorable to us. In addition, we cannot be certain that any acquisition, if completed, will be successfully integrated into our existing operations. If we are unable to effectively integrate an acquired business, our business, financial condition and results of operations may be materially and adversely affected. In addition, if we use our equity securities as consideration for acquisitions, we may dilute the value of your common shares or ADSs. We have not engaged in any material acquisitions. In addition, we presently have no specific plans to make any acquisition and we are not currently engaged in any discussions or negotiations with respect to any such transaction.

If we are unable to attract and retain qualified personnel, our executive search, training and business process outsourcing businesses may be materially and adversely affected.

      The success of our executive search, training and business process outsourcing services depends heavily on our ability to attract and retain skilled personnel. Successful expansion of our executive search business depends on a dedicated team of consultants with expertise and relationships in the geographic markets and industries in which our clients seek candidates. Likewise, the success of our training business depends on personnel with the necessary skills to conduct and support our training seminars and our other activities and services in this business. Our business of outsourcing traditional human resource department functions such as payroll, benefits and compliance management and related services depends on personnel with expertise in local and national PRC government employment regulations, payroll management and other human resource department functions. If we are unable to attract and retain critical skilled personnel, our executive search, training and business process outsourcing businesses may be materially and adversely affected.

We may be subject to liability for placing advertisements with content that is deemed inappropriate.

      PRC laws and regulations prohibit advertising companies from producing, distributing or publishing any advertisement that contains any content that violates laws and regulations, impairs the national dignity of the PRC, involves designs of the national flag, national emblem or national anthem or the music of the national anthem of the PRC, is reactionary, obscene, superstitious or absurd, is fraudulent, or disparages similar products. If we are deemed to be in violation of such regulations, we may be subject to penalties including confiscation of the illegal revenues, levying of fines and suspension or revocation of our business license or advertising license, any of which may materially and adversely affect our business.

We are subject to potential legal liability from both employers and job seekers with respect to our executive search businesses and other human resource related services.

      We are exposed to potential claims associated with the recruitment process, including claims by clients seeking to hold us liable for recommending a candidate who subsequently proves to be unsuitable for the position filled, claims by current or previous employers of our candidates alleging interference with employment contracts, claims by candidates against us alleging our failure to maintain the confidentiality of their employment search or alleging discrimination or other violations of employment law or other laws or regulations by our clients, and claims by either employers or candidates alleging the failure of our business process outsourcing services to comply with laws or regulations relating to employment, employee’s insurance or benefits, individual income taxes or other matters. Any such claims, regardless of merit, may force us to participate in time-consuming, costly litigation or investigation, divert significant management and staff attention, and damage our reputation and brand names. We do not maintain insurance coverage for liabilities arising from claims by employers, candidates or third parties.

We may be exposed to infringement or misappropriation claims by third parties, which, if successful, could cause us to pay significant damage awards.

      Third parties may bring claims against us alleging infringement of patents, trademarks or copyrights, or misappropriation of their creative ideas or formats, or other infringement of their proprietary intellectual property rights. Any such claims, regardless of merit, may involve us in time-consuming, costly litigation or investigation, divert significant management and staff resources, require us to enter into expensive royalty or licensing arrangements, prevent us from using important technologies, business methods, content or other intellectual property, result in monetary liability, or otherwise disrupt our operations. We expect that the likelihood of such claims may increase, particularly in our online businesses, as the number of competitors in our markets grows and as related patents and trademarks are registered or copyrights are obtained by such competitors.

We rely heavily on our information systems, and if our access to technology supporting our information systems is impaired or interrupted, or if we fail to further develop our technology, our operations may be seriously disrupted.

      Our success depends in large part upon our ability to store, retrieve, process and manage substantial amounts of information, including our client and candidate databases. To achieve our strategic objectives and to remain competitive, we must continue to develop and enhance our information systems. This may require the acquisition of equipment and software and the development, either internally or through independent consultants, of new proprietary software. Our inability to design, develop, implement and utilize, in a cost-effective manner, information systems that provide the capabilities necessary for us to compete effectively, or any interruption or loss of our information processing capabilities, for any reason, could materially disrupt our operations.

If we are not able to respond successfully to technological or industry developments, our business may be materially and adversely affected.

      The market for online products and services is characterized by rapid technological developments, frequent launches of new product and services, the introduction of new business models, changes in customer needs and behavior, and evolving industry standards. These developments may make our existing online recruitment services obsolete or less competitive. In order to respond to such developments, we may be required to undertake substantial efforts and incur significant costs. In the event that we do not successfully respond to such developments in a timely and cost-effective manner, our business may be materially and adversely affected.

Computer viruses and “hacking” may cause delays or interruptions on our systems and may reduce use of our services and damage our reputation and brand names.

      Computer viruses and hacking may cause delays or other service interruptions on our systems. “Hacking” involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions, loss or corruption of data, software, hardware or other computer equipment. In addition, the inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability. Hacking and computer viruses could result in significant damage to our hardware and software systems and databases, disruptions to our business activities, including to our e-mail and other communications systems, breaches of security and the inadvertent disclosure of confidential or sensitive information, interruptions in access to our website through the use of “denial of service” or similar attacks, and other material adverse effects on our operations. We may incur significant costs to protect our systems and equipment against the threat of, and to repair any damage caused by, computer viruses and hacking. Moreover, if a computer virus or hacking affects our systems and is highly publicized, our reputation and brand names could be materially damaged and usage of our services may decrease.

Our business could be adversely affected if our software contains bugs.

      Our online systems, including the www.51job.com website, and our other software applications, products and systems could contain undetected errors or “bugs” that could adversely affect their performance. Additionally, we regularly update and enhance our website and our other online systems and introduce new versions of our software products and applications. The occurrence of errors in any of these may cause us to lose market share, injure our reputation and brand names, and materially and adversely affect our business.

We are controlled by a small number of our existing shareholders and our board of directors has the power to discourage a change of control.

      Immediately following this offering, our five largest shareholders will beneficially own approximately 76.0% of our outstanding common shares on a fully diluted basis, or approximately 73.9% if the underwriters exercise their over-allotment option in full.

      These shareholders are:

•	Rick Yan, our chief executive officer and a director, who will beneficially own approximately 30.6% of our outstanding common shares on a fully diluted basis immediately following the offering;

•	entities affiliated with Doll Capital Management, or DCM, which will own approximately 24.7%, and which is affiliated with David K. Chao, one of our directors;

•	Michael Lei Feng, one of our executive officers, who will own approximately 10.5%;

•	Norman Lui, one of our executive officers, who will own approximately 6.5%; and

•	Kathleen Chien, one of our executive officers, who will own approximately 3.7%.

      While these shareholders have advised us that they do not consider themselves to be a “group” as defined under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, individually these shareholders could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. In cases where their interests are aligned and they vote together, these shareholders will also have the power to prevent or cause a change in control. Without the consent of some or all of these shareholders, we may be prevented from entering into transactions that could be beneficial to us. In addition, these persons could violate their non-competition or employment agreements with us or otherwise violate their fiduciary duties by diverting business opportunities from us to themselves or others. The interests of our largest shareholders may differ from the interests of our other shareholders.

      In addition, our board of directors will have the authority, without further action by our shareholders, to issue common and preferred shares of up to 20% by par value of all issued shares and to fix the powers and rights of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our common shares. These provisions could have the effect of depriving you of an opportunity to sell your ADSs at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of us in a tender offer or similar transaction. See “Description of Share Capital — Directors’ Power to Issue Shares.”

The preferential tax treatment of a number of the AdCo Subsidiaries will expire from 2004 to 2006, which will result in higher tax rates for these entities and could adversely affect our overall results of operations.

      Newly organized PRC entities conducting advertising businesses are entitled to elect to receive a tax exemption for their first two years of operation in lieu of carrying forward tax losses accumulated in those years. Entities making such an election may carry forward tax losses incurred after the expiration of this two-year period. A number of our AdCo Subsidiaries have elected to receive these two-year tax exemptions. These exemptions will expire from 2004 to 2006. As of June 30, 2004, the tax exemptions with respect to the AdCo Subsidiaries that generate a substantial majority of our taxable income had expired. In the six-month period ended June 30, 2004, 95% of our total taxable income, excluding the impact of tax losses generated by our subsidiaries during the period, was related to subsidiaries whose tax exemptions expired during that period or that did not receive tax exemptions. Upon the expiration of these tax exemptions, these AdCo Subsidiaries will be taxed at the full statutory tax rate, currently 33%. As these tax exemptions expire, the effective tax rate of our PRC subsidiaries and our consolidated effective tax rate will increase, which will adversely affect our net income. Primarily as a result of the expiration of our tax exemptions in 2003 and in the six months ended June 30, 2004, we recognized income tax expense of RMB3.2 million (US$0.4 million) in 2003 and an income tax expense of RMB15.4 million (US$1.9 million) in the six months ended June 30, 2004, as compared to an income tax benefit of RMB1.3 million in 2002.

We have no business insurance coverage.

      Other than insurance for some of our properties, we do not maintain any insurance. Insurance companies in China offer limited business insurance products and do not, to our knowledge, offer business liability insurance. We do not have any business liability insurance coverage for our operations. Any business disruption, litigation or natural disaster might result in substantial costs and diversion of resources.

We are vulnerable to natural disasters and other calamities.

      All of our servers are currently hosted in Shanghai. We have backup systems, but we cannot assure you that such backup systems will be adequate if there are problems, or that they will adequately protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, terrorist acts or similar events. Any of the foregoing events may give rise to server interruptions, breakdowns, system failures, technology platform failures and Internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware. Any such event could adversely affect our ability to provide our services to users. See “Our Business — Technology.”

We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

      We may be a passive foreign investment company for U.S. federal income tax purposes for any year. Such classification could result in adverse U.S. tax consequences to U.S. investors. For example, if we are a passive foreign investment company for any year, our U.S. investors may be subject to increased tax liabilities under U.S. tax laws and regulations and may be subject to additional reporting requirements. The determination of whether we are a passive foreign investment company will be made on an annual basis and will depend on the composition of our income and assets, including goodwill. The calculation of goodwill will be based, in part, on the market value of our ADSs from time to time, which may be volatile. In addition, the composition of our income and assets will be affected by how we spend the cash we raise in this offering. In general, we will be classified as a passive foreign investment company for any taxable year in which either (1) at least 75% of our gross income is passive income or (2) at least 50% of the value (determined on the basis of a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income. For purposes of these tests, cash, including working capital, and investments are considered assets that produce or are held for the production of passive income. If we were to retain or to invest the cash that we raise in this offering, and the retained cash or investments and any other passive assets comprised at least 50% of the value of our assets, we could be a passive foreign investment company. Our determination of whether we are a passive foreign investment company is not binding on the Internal Revenue Service. We cannot assure you that we will not be a passive foreign investment company for the current or any future taxable year. If we are a passive foreign investment company in any year that a U.S. investor holds shares or ADSs, we generally will continue to be treated as a passive foreign investment company for that investor in all succeeding years. We urge U.S. investors to consult their own tax advisors concerning the availability and making of a mark-to-market election. See “Taxation — United States Federal Income Taxation — Passive foreign investment company rules.”

Our subsidiaries face limitations on paying dividends or making other distributions to us.

      We are a holding company and do not have any assets or conduct any business operations other than our holding of the equity interests in, directly and indirectly:

•	Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd., or WFOE, a wholly foreign owned enterprise in China;

•	Qianjin Network Information Technology (Shanghai) Co., Ltd., or Tech JV; and

•	Shanghai Qianjin Culture Communication Co., Ltd., or AdCo, and its subsidiaries.

      As a result of our holding company structure, we rely entirely on dividends, royalty payments and license fees paid under trademark license agreements and certain other contractual arrangements paid to us by our subsidiaries and affiliated entities in the PRC to finance our operations and to pay dividends to our shareholders. These royalty payments and license fees paid under trademark license agreements and certain other contractual arrangements do not require governmental or other third party approval. However, the payment of dividends in China is subject to certain restrictions. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Our subsidiaries and affiliated entities in the PRC are also required to set aside a portion of their after-tax profits according to PRC accounting standards and regulations to fund certain reserve funds that are not distributable as cash dividends. The PRC government also imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of the PRC. We may also experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. See “Regulation — Regulation of Foreign Currency Exchange and Dividend Distribution.” If we or any of our subsidiaries are unable to receive all of the revenues from our operations through these contractual or dividend arrangements, we may be unable to effectively finance our operations or pay dividends on our common shares.

Risks Related to Our Corporate Structure

If the PRC authorities determine that our past ownership structure was inconsistent with the requirements for operating certain of our businesses, we could be subject to sanctions.

      The PRC government regulates foreign ownership in entities providing advertising and human resource related services. Prior to March 2004, PRC laws and regulations prohibited foreign persons from owning a controlling interest in advertising entities. This foreign ownership restriction has subsequently been relaxed to 70%. In addition, until November 2003, there were no PRC laws or regulations explicitly prohibiting or limiting foreign ownership in entities providing human resource related services. Since November 2003, foreign ownership in entities providing human resource related services has been limited to 49%.

      Prior to our restructuring, 51net, our BVI subsidiary and a foreign entity, owned 99% of Tech JV, which in turn owned, and continues to own, 80% of AdCo. AdCo owned, and continues to own, 90% of the principal AdCo Subsidiaries. During this period, Tech JV, AdCo and the AdCo Subsidiaries conducted a portion of our advertising and human resource services businesses. We have been advised by Jun He Law Offices, our PRC counsel, that the foreign ownership percentage of Tech JV, AdCo and the AdCo Subsidiaries prior to our restructuring was above the maximum foreign ownership permitted for an entity conducting advertising operations. In addition, we have been advised by our PRC counsel that, prior to our restructuring, the foreign ownership percentage of Tech JV was above the maximum foreign ownership permitted for an entity conducting human resource operations. In May 2004, we restructured our operations to comply with the foregoing PRC laws and regulations governing foreign ownership in entities conducting advertising and human resource related services. In connection with our restructuring, we informed relevant PRC governmental authorities that, historically, our foreign ownership percentage of Tech JV, AdCo and the AdCo Subsidiaries was not in compliance with limitations on foreign ownership of entities conducting advertising and human resources operations. However, we have not received any waiver from the PRC government with respect to our past non-compliance with foreign ownership laws limitations.

      There remains uncertainty regarding whether foreign owned PRC entities, such as AdCo, are required to obtain special governmental approval in order to establish subsidiaries in the PRC or otherwise invest in PRC entities. Following the formation of the AdCo Subsidiaries, in connection with our restructuring we made inquiries with relevant PRC governmental authorities as to whether AdCo was required to obtain such approval before establishing the AdCo Subsidiaries. We have been unable to obtain any governmental ruling or advice on this matter. As a result, it is uncertain whether special governmental approval, which we did not obtain, was necessary for the establishment by AdCo of the AdCo Subsidiaries.

      The PRC government may determine that our ownership structure is or was inconsistent with or insufficient for the proper operation of our businesses, or that our business licenses or other approvals are or were not properly issued or not sufficient. For a discussion of the limitations on foreign ownership governing our businesses, see “Regulation — Limitations on Foreign Ownership of Our Businesses.”

      If we or any of our subsidiaries or affiliated entities were found to be or to have been in violation of PRC laws or regulations governing foreign ownership of advertising or human resource services businesses, the relevant regulatory authorities would likely have broad discretion in dealing with such violation, including but not limited to:

•	levying fines;

•	revoking business licenses;

•	restricting or prohibiting our use of the proceeds from this offering to finance our business and operations in China;

•	requiring us to restructure the ownership structure or operations of our subsidiaries or affiliated entities; and/or

•	requiring us to discontinue all or a portion of our business.

      Any of these or similar actions could cause significant disruption to our business operations or render us unable to conduct a substantial portion of our business operations and may materially and adversely affect our business, financial condition and results of operations.

We rely on our agreements with an affiliated entity to provide human resource related services and to act as an Internet content provider, and we rely on agreements with an affiliated entity and its shareholders to receive all of the beneficial interest of this entity.

      Current PRC laws and regulations limit foreign investment in entities providing human resource related services and in entities operating as Internet content providers. We currently provide technical, consulting and human resource related services in conjunction with our affiliated entity, RAL, which is wholly owned by Michael Lei Feng and Tao Wang, two of our executive officers. RAL holds a license to provide human resource related services and we rely on RAL to provide human resource related services to our clients under a contractual arrangement between RAL and our majority owned subsidiary Tech JV. Similarly, RAL holds a license to operate as an Internet content provider. While we provide all of our online recruitment services through Tech JV, we rely on RAL to provide certain Internet content provider services to support Tech JV’s online recruitment services through a contractual arrangement with RAL. We have entered into agreements with RAL’s shareholders which enable us to effectively control RAL.

      Tech JV, AdCo and the AdCo Subsidiaries recognize substantially all of our revenues. The minority interests in Tech JV, AdCo and the AdCo Subsidiaries, which are direct or indirect subsidiaries of Tech JV, are held by Qian Cheng, which is wholly owned by Michael Lei Feng and Tao Wang. Through agreements with Qian Cheng and its shareholders, we have the substantial ability to control, bear all the economic risks of, and receive all the economic rewards from, Qian Cheng. As a result, we consolidate all of its interests for U.S. GAAP reporting purposes.

      As we rely on these agreements with RAL and Qian Cheng to enable us to provide certain critical services to our clients as well as to receive all the economic benefits of Qian Cheng, a significant disruption in these contractual relationships as a result of governmental sanction or otherwise could result in our being required to restructure our operations which could result in a significant expenditure of resources. If we are unable to restructure our operations to provide those services through a different entity, we may experience significant disruptions in our ability to provide online recruitment services or human resource related services to our customers. In addition, if we are unable to consolidate the minority interests in Tech JV, AdCo and the AdCo Subsidiaries, our results of operations would reflect Qian Cheng’s minority interest in these entities which, if not otherwise consolidated, would result in a significant reduction in our reported net income. For a description of our contractual arrangements with these entities, see “Corporate Structure.”

If our affiliated entity RAL is found to be operating in jurisdictions outside of Shanghai without a business license, we could be subject to sanctions and our revenues could be adversely affected.

      RAL’s existing human resource services license is limited to Shanghai. In 2003, revenues from human resource related services provided to customers outside Shanghai accounted for approximately 5% of our total revenues. It is possible that government authorities in jurisdictions outside Shanghai where certain of RAL’s customers are located may assert that RAL is providing human resource related services in such jurisdictions without a necessary license and is required to obtain a human resource services license in such jurisdictions. As a result, RAL could be required to cease providing human resource services to customers in such locations which could result in a reduction in human resource related revenues. In addition, RAL may be subject to sanctions in the form of forfeiture of profits, fines, or both.

Our contractual arrangements with RAL and Qian Cheng may not be as effective in providing operational control as direct ownership of these businesses.

      Because the percentage of foreign ownership in human resource and Internet content businesses in China is limited under PRC laws and regulations, we depend substantially on RAL, in which we have no direct ownership interest, and its contractual arrangements with us to provide those services. Similarly, we rely on our contractual arrangements with Qian Cheng, in which we have no direct ownership interest, to realize all of the economic rewards from Qian Cheng’s minority interests in Tech JV, AdCo and the AdCo Subsidiaries. Our contractual arrangements with RAL, Qian Cheng and their respective shareholders may not be as effective as direct ownership in providing control over their operations. RAL may fail to perform its contractual obligations required for us to operate our business, such as keeping in good standing under its business licenses. Qian Cheng and its shareholders may refuse to make payments or otherwise refuse to perform their contractual obligations necessary for us to realize the economic rewards relating to Qian Cheng’s minority interests in Tech JV, AdCo and the AdCo Subsidiaries. In addition, the contractual arrangements which provide us with the substantial ability to control these entities may be unenforceable and the shareholders of these entities may refuse to renew these contractual arrangements. In any such event, we will have to rely on the PRC legal system to enforce our rights. In many cases, the laws and regulations governing the enforcement and performance of contractual arrangements are significantly more limited than in the United States and many other countries and may afford us little or no effective protection. If we are unable to enforce our rights, we may be unable to operate our human resource and Internet content businesses through RAL or receive all of the economic rewards from Qian Cheng. As a result, we may be required to restructure our operations which would likely entail a significant expenditure of resources. We cannot assure you that any such restructuring would be effective or would not result in similar or other difficulties. For a description of these contractual arrangements, see “Corporate Structure.”

      If we or any of our subsidiaries or affiliated entities were found to be in violation of PRC laws or regulations, the relevant regulatory authorities would likely have broad discretion in dealing with such violation, including but not limited to:

•	levying fines;

•	revoking business licenses;

•	restricting or prohibiting our use of the proceeds from this offering to finance our business and operations in China;

•	requiring us to restructure the ownership structure or operations of our subsidiaries or affiliated entities; and/or

•	requiring us to discontinue all or a portion of our business.

      Any of these or similar actions could cause significant disruption to our business operations or render us unable to conduct a substantial portion of our business operations and may materially and adversely affect our business, financial condition and results of operations.

The PRC laws and regulations governing our current business operations and contractual arrangements are uncertain, and if we are found to be in violation, we could be subject to sanctions. In addition, any changes in such PRC laws and regulations may have a material and adverse effect on our business.

      There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including but not limited to the laws and regulations governing our business, or the enforcement and performance of our contractual arrangements in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings. We and our subsidiaries are considered foreign persons or foreign funded enterprises under PRC laws, and, as a result, we are required to comply with PRC laws and regulations, including those governing foreign ownership in the advertising, human resource services and Internet content industries. These laws and regulations are relatively new and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness of newly enacted laws, regulations or amendments may be delayed, resulting in detrimental reliance by foreign investors. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. In addition, the PRC authorities retain broad discretion in dealing with violations of laws and regulations, including levying fines, revoking business licenses and requiring actions necessary for compliance. In particular, licenses, permits and beneficial treatments issued or granted to us by relevant governmental bodies may be revoked at a later time under contrary findings of higher regulatory bodies. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our businesses. We cannot assure you that any such restructuring would be effective or would not result in similar or other difficulties. We may be subject to sanctions, including fines, and could be required to restructure our operations. As a result of these substantial uncertainties, we cannot assure you that we will not be found in violation of any current or future PRC laws or regulations.

      If we or any of our subsidiaries or affiliated entities or any of our contractual arrangements are found to be or to have been in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would likely have broad discretion in dealing with such violation, including but not limited to:

•	levying fines;

•	revoking business licenses;

•	restricting or prohibiting our use of the proceeds from this offering to finance our business and operations in China;

•	requiring us to restructure the ownership structure or operations of our subsidiaries or affiliated entities; and/or

•	requiring us to discontinue all or a portion our business.

      Any of these or similar actions could cause significant disruption to our business operations or render us unable to conduct a substantial portion of our business operations and may materially and adversely affect our business, financial condition and results of operations.

      We are unable to quantify the likelihood that any sanctions would be imposed or the magnitude of the effect of any such sanctions on our business, financial condition or results of operations.

Risks Related to the People’s Republic of China

Our business could be affected by changes in China’s economic, political or social conditions or government policies.

      The PRC economy differs from the economies of most developed countries in many respects, including with respect to the:

•	amount of government involvement;

•	level of development;

•	growth rate;

•	control of foreign exchange; and

•	allocation of resources.

      While the PRC economy has experienced significant growth in the past 20 years, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

      The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. For example, the PRC government could determine to limit the extent to which government controlled entities may use private sector businesses such as ours to service their human resource requirements. The PRC government could also determine to develop and support government owned or controlled human resource enterprises in direct competition with us. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over PRC economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Efforts by the PRC government to slow the pace of growth in the Chinese economy could result in reduced job growth and recruitment activity, which in turn could reduce demand for our recruitment advertising services. In addition, the PRC government could determine to more closely regulate the advertising, Internet content delivery or human resource industries, which could impose additional regulatory costs and burdens on us.

PRC laws and regulations governing operators of Internet websites are unclear and the regulation of the telecommunications and Internet industries may become more burdensome, and if we are found to be in violation of PRC laws and regulations, we could be subject to sanctions.

      The interpretation and application of existing PRC laws and regulations, the stated positions of the main governing authority, the PRC Ministry of Information Industry, and the possibility of new laws or regulations being adopted, have created significant uncertainty regarding the legality of existing and future foreign investments in, and the businesses and activities of, companies with Internet operations, including those of our company. In particular, the PRC Ministry of Information Industry has stated that the activities of Internet content providers, or entities providing delivery of Internet content, are subject to regulation by various PRC government authorities, depending on the specific activities conducted by the Internet content provider. We cannot be certain that the commercial Internet content provider license issued by the local Shanghai Municipal Telecommunications Bureau and held by RAL will satisfy these requirements. For example, we may be required to obtain an inter-provincial Internet content provider license in order to operate online businesses in multiple provinces, autonomous regions and centrally administered municipalities. In addition, PRC government regulation of the telecommunications and Internet industries is burdensome and may become even more so. New regulations could increase our costs of doing business and prevent us from efficiently delivering our services. We have been informed that the PRC Ministry of Information Industry is in the process of preparing a draft of a national telecommunications law to provide a uniform regulatory framework for the telecommunications industry. We do not know the nature or scope of these new laws and regulations and we cannot predict whether they will have a positive or negative effect on any or all aspects of our business. Our failure to comply with applicable PRC Internet regulations could subject us to severe sanctions.

The continued growth of the Chinese Internet market depends on the establishment of an adequate telecommunications infrastructure.

      Although private sector Internet service providers currently exist in China, almost all access to the Internet is maintained through ChinaNet, which is owned by China Telecom under the administrative control and regulatory supervision of the PRC Ministry of Information Industry. In addition, the national networks in China connect to the Internet through a government-controlled international gateway. This international gateway is the only channel through which a domestic user can connect to the international Internet network. We rely on this infrastructure and China Telecom to provide data communications capacity, primarily through local telecommunications lines. We cannot assure you that this infrastructure will be developed. We have no access to alternative networks or services, on a timely basis if at all, in the event of disruptions, failures or other problems with China’s Internet infrastructure or telecommunications networks. The Internet infrastructure in China may not support the demands associated with continued growth in Internet usage.

The PRC legal system has inherent uncertainties that could materially and adversely affect us.

      The PRC legal system is based upon written statutes. Prior court decisions may be cited for reference but are not binding on subsequent cases and have limited value as precedents. Since 1979, the PRC legislative bodies have promulgated laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, the PRC has not developed a fully integrated legal system and the array of new laws and regulations may not be sufficient to cover all aspects of economic activities in the PRC. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, published government policies and internal rules may have retroactive effects and, in some cases, the policies and rules are not published at all. As a result, we may be unaware of our violation of these policies and rules until some time later. Our contractual arrangements with our affiliated entities are governed by the laws of the PRC. The enforcement of these contracts and the interpretation of the laws governing these relationships is subject to uncertainty. See “— Risks Related to Our Corporate Structure — The PRC laws governing our current business operations and contractual arrangements are uncertain, and if we are found to be in violation of PRC law, we could be subject to sanctions.”

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against us, our management or the experts named in the prospectus.

      We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, the majority of our directors and executive officers and some of the experts named in the prospectus reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon these directors or executive officers or some of the experts named in the prospectus, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our PRC counsel has advised us that the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.

Governmental control of currency conversion may affect the value of your investment.

      The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi, which is currently not a freely convertible currency. Under our current structure, our income will be primarily derived from dividend payments from our PRC subsidiaries and other payments such as royalty and licensing fees. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and our affiliated entities to remit sufficient foreign currency to pay dividends, royalty payments or other fees to us, or otherwise satisfy their foreign currency dominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from the transaction, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

The fluctuation of the Renminbi may materially and adversely affect your investment.

      The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. As we rely entirely on dividends, royalty payments and other fees paid to us by our subsidiaries and affiliated entities in the PRC, any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues and financial condition, and the value of, and any dividends payable on, our ADSs in foreign currency terms. For example, to the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar could have a material adverse effect on our business, financial condition and results of operations. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or for other business purposes and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of the Renminbi we convert would be reduced. In addition, the depreciation of significant U.S. dollar denominated assets could result in a charge to our income statement and a reduction in the value of these assets. For further information on our foreign exchange risks and certain exchange rates, see “Exchange Rate Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures about Market Risk — Foreign exchange risk.”

We face risks related to health epidemics and other outbreaks.

      Our business could be adversely affected by the effects of Severe Acute Respiratory Syndrome, or SARS, or another epidemic or outbreak on the economic and business climate. China reported a number of cases of SARS in April 2004. Restrictions on travel resulting from a reoccurrence of SARS or another epidemic or outbreak could adversely affect our ability to market and service new and existing customers throughout China. Our business operations could be disrupted if one of our employees is suspected of having SARS, which would require that a certain number of our employees be quarantined and/or our offices be disinfected. In addition, our results of operations could be adversely affected to the extent that SARS or another outbreak harms the Chinese economy in general.

Risks Related to Our ADSs and This Offering

There has been no public market for our shares or ADSs prior to this offering.

      Prior to this initial public offering, there has been no public market for our common shares or ADSs. We cannot predict the extent to which a trading market for our ADSs will develop or how liquid that market may become. The initial public offering price for our ADSs is determined by negotiations between us and the underwriters and may bear no relationship to the market price for our ADSs after the initial public offering. We cannot be certain that an active trading market will develop.

The market price for our ADSs may be volatile.

      The market prices of the securities of companies with Internet related and online businesses have been extremely volatile and may be subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	announcements of new services by us or our competitors;

•	changes in financial estimates by securities analysts;

•	conditions in our industry, which is the market for recruitment advertising services and other human resource related services in China;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding ADSs or sales of additional common shares or ADSs; and

•	potential litigation or regulatory investigations.

      In addition, recently a number of PRC companies and companies with substantial operations in the PRC that offered and sold securities in the United States have experienced significant volatility in their share prices after their initial public offerings due to market fluctuations and other issues. Furthermore, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs. We cannot assure you that the market price of our ADSs will not decline below the initial public offering price. As a result, you may not be able to resell your shares above the initial public offering price and you may suffer a loss on your investment.

The future sales, or perceived future sales, by our existing shareholders of a substantial number of our ADSs in the public market could adversely affect the price of our ADSs.

      If our shareholders sell, or are perceived as intending to sell, substantial amounts of our common shares or ADSs, including those issued upon the exercise of outstanding options, in the public market following this offering, the market price of our ADSs could fall. Such sales, or perceived potential sales, also might make it more difficult for us to sell equity or equity related securities in the future at a time and price that we deem appropriate. The 10,500,000 common shares represented by 5,250,000 ADSs offered in this offering (other than those held by our affiliates) will be eligible for immediate resale in the public market without restrictions. Common shares held by our existing shareholders and any ADSs held by our affiliates may also be sold in the public market in the future under, and subject to the restrictions contained in, Rule 144 under the U.S. Securities Act of 1933, as amended, or the Securities Act, and applicable lock-up agreements. In addition, see “Management — Stock-Based Compensation Plans” for a description of outstanding options to purchase our common shares. Substantially all of our common shares outstanding immediately after this offering, excluding common shares represented by ADSs sold in this offering, will be subject to lock-up agreements. See “Shares Eligible for Future Sale” and “Underwriters” for additional information regarding resale restrictions. In addition, after this offering, the holders of 43,099,329 common shares will be entitled to certain registration rights. For a description of the registration rights that we have granted, see “Description of Share Capital — Registration Rights.”

Your right to participate in any future rights offerings may be limited, which may cause dilution of your holdings.

      We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement, the depositary bank will not offer you those rights unless the distribution to ADS holders of both the rights and any related securities is either registered under the Securities Act, or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

You will experience immediate and substantial dilution in the book value of ADSs purchased.

      The public offering price per ADS will be substantially higher than the net tangible book value per ADS prior to this offering. Therefore, when you purchase ADSs in the offering at the initial public offering price, you will incur an immediate dilution of US$10.76 per ADS. See “Dilution.” If we issue additional ADSs, you may experience further dilution. In addition, you may experience further dilution to the extent that common shares are issued upon the exercise of stock options. Substantially all of the common shares issuable upon the exercise of currently outstanding stock options will be issued at a purchase price on a per ADS basis that is less than the initial public offering price per ADS in this offering.

You may not be able to exercise your right to vote.

      As a holder of ADSs, you may only exercise the voting rights with respect to the underlying common shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying common shares in accordance with these instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares. Under our fifth amended and restated memorandum and articles of association, the minimum notice period required for convening either an annual meeting or a general meeting called to vote on matters requiring the approval of two thirds of the voting shares is 20 days. The minimum notice period for other general meetings is 14 days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the shares underlying your ADSs are not voted as you requested.

You may not receive distributions on common shares or any value for them if it is illegal or impractical to make them available to you.

      The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on common shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of common shares your ADSs represent. However, the depositary is not responsible if it decides that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, common shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, common shares, rights or anything else to holders of ADSs. This means that you may not receive the distribution we make on our common shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

You may be subject to limitations on transfer of your ADSs.

      Your ADSs represented by the ADRs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law.

      We are a company incorporated under the laws of the Cayman Islands, and substantially all of our assets are located outside the United States. In addition, a majority of our directors and executive officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or executive officers, or enforce judgments obtained in the United States courts against our directors or executive officers.

      Our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Companies Law (2004 Revision) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

      The Cayman Islands courts are also unlikely:

•	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

•	to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

      There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

      As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Differences in Corporate Law.”

We will have broad discretion over the use of the proceeds from this offering.

      We will have broad discretion to use the net proceeds from this offering. See “Use of Proceeds.” You will be relying on the judgment of our board of directors and management regarding the application of these proceeds. The net proceeds may be used for corporate purposes that do not improve our efforts to maintain profitability or increase our share price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

FORWARD-LOOKING STATEMENTS

      This prospectus, including in particular the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Our Business” contains forward-looking statements. These statements relate to future events or our future financial performance, our ability to continue to control costs and maintain quality, the expected growth of and change in the print recruitment advertising, online recruitment services and human resource industries in China, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” or the negative of these terms or other comparable terminology. A variety of factors, some of which are outside of our control, may cause our operating results to fluctuate significantly. They include:

•	market acceptance of our services;

•	our ability to expand into other recruitment and human resource services such as business process outsourcing;

•	our ability to control our operating costs and expenses;

•	our potential need for additional capital and the availability of such capital;

•	changes in our management team and other key personnel;

•	introduction by our competitors of new or enhanced products or services;

•	price competition in the market for the various human resource services that we provide in China; and

•	fluctuations in general economic conditions.

      One or more of these factors could materially and adversely affect our business, financial condition and results of operations in future periods.

      This prospectus also contains data related to the labor market and recruitment trends in China and broad macroeconomic factors that we believe drive the growth of our industry. These data include projections that are based on a number of assumptions. The labor market in China may not expand at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. In addition, the complex and changing nature of the broad macroeconomic factors discussed in this prospectus subjects any projections or estimates relating to the growth prospects or future conditions of our market to significant uncertainties. Furthermore, if any one or more of the assumptions underlying the labor market data and recruitment trends turns out to be incorrect, actual results may differ from the projections based on these assumptions.

      The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. All forward-looking statements contained in this prospectus are qualified by reference to this cautionary statement.

Certain Statements in News Articles

      CLSA Limited, an underwriter in this offering, has advised us that, in accordance with customary practice, it distributed a research report dated July 8, 2004 about us outside the United States to non-U.S. persons. We have not, and we have been informed that neither CLSA Limited, nor the other underwriters (Morgan Stanley & Co. International Limited, UBS Securities LLC and Piper Jaffray & Co.),

nor their respective affiliates, distributed this research report into the United States or to any U.S. person (within the meaning of Regulation S under the Securities Act).

      In order to ensure that the research report was not distributed into the United States or to any U.S. person, CLSA Limited has informed us that it took stringent precautions, consistent with market practice, internal policies and procedures and applicable law. In addition, CLSA Limited explicitly labeled its research report to state that the report was “confidential” and directed the recipients of its research report not to reproduce the report in any form or distribute it to the press or to any other third party or into the United States or to any U.S. person.

      Notwithstanding these precautions, The South China Morning Post, a daily newspaper in Hong Kong, published an article on September 24, 2004, containing certain information attributed to CLSA Limited. This information included a forecast which is included in the CLSA Limited research report that our net profit would increase 83% in 2004 compared to 2003 to reach RMB68 million and increase 65% in 2005 compared to 2004 to reach RMB112 million. We and the underwriters (other than CLSA Limited) disclaim any responsibility for the content of the CLSA Limited research, including this forecast.

      CLSA Limited has advised us that it did not distribute the research report or other written materials containing this information to The South China Morning Post. The use of information contained in this research report by The South China Morning Post occurred despite the stringent precautions that we have been informed were taken by CLSA Limited. We and the underwriters specifically disclaim any responsibility for the publication of this article.

      The information about us referred to above that appeared in the article was prepared by CLSA Limited independently of us. This information included in the news article is forward-looking, is based on a significant number of interrelated assumptions and estimates by a CLSA Limited research analyst regarding our business and is inherently subject to significant uncertainties and contingencies. CLSA Limited has informed us that the forecasts included in its research report were prepared as of July 8, 2004 and have not been updated for any subsequent developments. Actual results will vary from the forecasts, which variations may be material and adverse. For the foregoing reasons, investors should not rely on the forecasts described above.

      On September 23, 2004, CBS MarketWatch.com, an online provider of business news and financial information, published an article related to this offering. This article contained a forecast of our future performance which was attributed to U.S. Bancorp, the prior parent company of Piper Jaffray & Co., or Piper Jaffray. Piper Jaffray and its parent, Piper Jaffray Companies, were spun off from U.S. Bancorp on December 31, 2003. The article also states that U.S. Bancorp is part of the underwriting syndicate. It is unclear from the article whether the reference to U.S. Bancorp is meant to be a reference to Piper Jaffray, an underwriter in this offering.

      The article included a forecast attributed to U.S. Bancorp of “cash flow” of $21 million for 2005. Piper Jaffray has informed us that it prepared internal forecasts showing earnings before interest, taxes, depreciation and amortization, or EBITDA, of $21.6 million for 2005. The article also included forecasts of “profit” of $0.38 per “share” for 2004 and $0.59 cents per “share” for 2005. Piper Jaffray has informed us that it prepared internal forecasts showing “GAAP earnings per ADS” of $0.38 per ADS for 2004 and $0.59 cents per ADS for 2005 (each of our ADSs represents two of our common shares). We and the underwriters (other than Piper Jaffray) disclaim any responsibility for any of the forecasts in this paragraph.

      Piper Jaffray has informed us that it did not distribute any research reports regarding us or other written materials containing this information to CBS MarketWatch.com and that it took stringent precautions to ensure that all financial forecast information was communicated outside of Piper Jaffray solely in a verbal manner. We and the underwriters specifically disclaim any responsibility for the publication of this article. The information about us that appeared in the news article was attributed to U.S. Bancorp, was forward-looking and was not prepared by us. Piper Jaffray has informed us that its internal forecasts, upon which the forecast information in this article may have been based, were prepared based on a significant number of interrelated estimates and assumptions, which are inherently subject to significant uncertainties and contingencies. Actual results will vary from the forecasts, which variations may be material and adverse. For the foregoing reasons, investors should not rely on the forecasts described above.

      PricewaterhouseCoopers Zhong Tian CPAs Company Limited, independent accountants, have neither examined nor compiled the prospective financial information mentioned in the paragraphs above, and accordingly, PricewaterhouseCoopers Zhong Tian CPAs Company Limited does not express an opinion or provide any form of assurance with respect thereto. The PricewaterhouseCoopers report included herein relates to the Company’s historical financial statements. It does not extend to the prospective financial information and should not be read to do so. The prospective financial information described in the paragraphs above was not prepared with a view toward compliance with published guidelines of the Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.

      Neither we nor the underwriters make any representation as to whether any of the forecasts described in the paragraphs above will be achieved or whether the assumptions or estimates underlying the forecasts are accurate or reliable. In addition, these forecasts only presented certain statements about us in isolation and did not disclose many of the related risks and uncertainties described in this prospectus. As a result, these forecasts should not be considered in isolation and you should make your investment decision only after reading this entire prospectus carefully. We strongly caution you not to place any reliance upon these forecasts. You should not regard the inclusion of these forecasts in this prospectus as a representation by us or the underwriters that these forecasts will be achieved or that the assumptions or estimates underlying these forecasts are accurate or reliable.

      In addition, we may continue to receive media coverage, including coverage that is not directly attributable to statements made by our officers and employees or by the underwriters in this offering. To the extent any such statements are inconsistent with, or conflict with, the information contained in this prospectus, or relate to information not contained in this prospectus, they are disclaimed by us and the underwriters. Accordingly, prospective investors should not rely on such statements.

USE OF PROCEEDS

      Our net proceeds from the offering will be approximately US$66.8 million, after deducting underwriting discounts and commissions and estimated offering expenses. If the underwriters exercise their over-allotment option in full, our net proceeds will be approximately US$77.0 million.

      We intend to use the proceeds from this offering primarily to:

•	provide working capital for the growth of our businesses;

•	purchase software and equipment to enhance and upgrade our technology infrastructure and platforms;

•	fund marketing efforts to build and maintain our brand name and image; and

•	fund potential acquisitions of complementary businesses as such opportunities arise from time to time, although we do not presently have specific plans and are not currently engaged in any discussions or negotiations with respect to any such transactions.

      We may also use the net proceeds from the offering for general corporate purposes, which may include expanding our recruiting efforts, opening new offices and developing new products and services. Management has not determined the specific allocation of the net proceeds from this offering and will have broad discretion in the allocation of the net proceeds.

      Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds for different purposes. Pending their use, the proceeds from the offering will be invested in short-term investment grade, interest bearing, debt instruments or bank deposits. These investments may have a material adverse effect on the U.S. federal income tax consequences of your investment in our ADSs. It is possible that we may become a passive foreign investment company for U.S. federal tax purposes, which could result in negative tax consequences for you. For a more detailed discussion of these consequences, see “Taxation — United States Federal Income Taxation — Passive foreign investment company rules.” Also see “Risk Factors — Risks Related to Our Business — We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.”

DIVIDEND POLICY

      Since the incorporation of our company in 2000, we have not declared or paid any dividends on our common shares. We do not anticipate paying any cash dividends in the near future. The timing, amount and form of future dividends, if any, will depend, among other things, on our future results of operations and cash flow, our future prospects, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries and our affiliated entities, and other factors deemed relevant by our board of directors. Any future dividends on our common shares would be declared by and subject to the discretion of our board of directors.

      Holders of ADSs will be entitled to receive dividends, if any, subject to the terms of the deposit agreement, to the same extent as holders of common shares, less the fees and expenses payable under the deposit agreement, and after deduction of any applicable taxes.

EXCHANGE RATE INFORMATION

      The following table sets forth information regarding the noon buying rates in Renminbi and U.S. dollars for the periods indicated.

	Renminbi per U.S. dollar noon buying rate

	Average	High	Low	Period-end

1999	8.2783	8.2800	8.2770	8.2795
2000	8.2784	8.2799	8.2768	8.2774
2001	8.2770	8.2786	8.2676	8.2766
2002	8.2770	8.2800	8.2669	8.2800
2003	8.2772	8.2800	8.2765	8.2767
2004 (through September 28)	8.2769	8.2774	8.2766	8.2766
2004
March	8.2771	8.2774	8.2767	8.2770
April	8.2769	8.2772	8.2768	8.2771
May	8.2771	8.2773	8.2768	8.2769
June	8.2767	8.2768	8.2766	8.2766
July	8.2767	8.2769	8.2766	8.2769
August	8.2768	8.2770	8.2766	8.2770
September (through September 28)	8.2767	8.2768	8.2766	8.2766

Source: Federal Reserve Bank of New York

     On September 28, 2004, the noon buying rate was RMB8.2766 to US$1.00.

      We publish our financial statements in Renminbi. This prospectus contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, as of June 30, 2004, which was RMB8.2766 to US$1.00. No representation is made that the Renminbi amounts referred to in this prospectus could have been or could be converted into U.S. dollars at any particular rate or at all.

CAPITALIZATION

      The following table sets forth our capitalization as of June 30, 2004 presented on:

•	an actual basis;

•	a pro forma basis to give effect to the conversion of all of our Series A preference shares into our common shares, which will occur upon the closing of this offering; and

•	a pro forma, as adjusted basis, to give effect to (1) the conversion of all of our outstanding Series A preference shares, and (2) the issuance and sale of 5,250,000 ADSs in this offering at the initial public offering price of US$14.00 per ADS, assuming the underwriters do not exercise their over-allotment option, and after deducting underwriting discounts and commissions and estimated offering expenses.

      You should read this table together with our consolidated financial statements and related notes included elsewhere in this prospectus and other information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2004

	Actual		Pro forma		Pro forma, as adjusted

	RMB	US$(1)	RMB	US$(1)	RMB	US$(1)
Shareholders’ equity:
Common shares US$0.0001 par value; 57,000,000 shares authorized; 29,035,513 shares issued and outstanding(2)	24,033	2,904	35,679	4,311	44,369	5,361
Series A preference shares US$0.0001 par value; 15,000,000 shares authorized; 14,058,466 shares issued and outstanding	11,646	1,407	—	—	—	—
Additional paid-in capital — common shares	115,267,461	13,926,910	234,908,119	28,382,200	787,443,515	95,140,941
Additional paid-in capital — preference shares	119,640,658	14,455,290	—	—	—	—
Deferred share-based compensation — share option	(49,791,893)	(6,015,984)	(49,791,893)	(6,015,984)	(49,791,893)	(6,015,984)
Statutory reserves	14,478,441	1,749,322	14,478,441	1,749,322	14,478,441	1,749,322
Other comprehensive loss	(661,711)	(79,948)	(661,711)	(79,948)	(661,711)	(79,948)
Accumulated deficit	(26,325,619)	(3,180,731)	(26,325,619)	(3,180,731)	(26,325,619)	(3,180,731)

Total shareholders’ equity	172,643,016	20,859,170	172,643,016	20,859,170	725,187,102	87,618,961

Total capitalization	172,643,016	20,859,170	172,643,016	20,859,170	725,187,102	87,618,961

(1)	Translations from Renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. The translations of Renminbi amounts into U.S. dollar amounts have been made at the noon buying rate in effect on June 30, 2004, which was RMB8.2766 to US$1.00.

(2)	Does not include 3,037,842 common shares issuable upon the exercise of options outstanding as of June 30, 2004 and the common shares issuable upon the exercise of options to be granted in the future under our 2000 stock option plan. Upon the closing of this offering, our fifth amended and restated memorandum and articles of association will become effective and we will have 500,000,000 authorized common shares.

DILUTION

      If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and the pro forma net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per common share of our ADSs is substantially in excess of the book value per common share attributable to the existing shareholders for our presently outstanding common shares. Our net tangible book value as of June 30, 2004 was US$20,036,271, or US$0.69 per common share and US$1.38 per ADS. Our pro forma net tangible book value as of June 30, 2004 was US$20,036,271, or US$0.46 per common share and US$0.93 per ADS. Pro forma net tangible book value per common share represents the amount of total tangible assets less total liabilities, divided by the number of common shares outstanding after giving effect to the automatic conversion of all of our outstanding Series A preference shares into our common shares.

      After giving effect to our sale of 5,250,000 ADSs in this offering at the initial public offering price of US$14.00 per ADS and after deducting underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value as of June 30, 2004 would have been US$86,796,063, or US$1.62 per common share and US$3.24 per ADS. This represents an immediate increase in pro forma net tangible book value of US$1.16 per common share, or US$2.32 per ADS, to existing shareholders and an immediate dilution in pro forma net tangible book value of US$5.38 per common share, or US$10.76 per ADS, to investors purchasing ADSs in this offering.

      The following table illustrates this dilution on a per common share and per ADS basis:

Initial public offering price per common share	US$	7.00
Net tangible book value per common share as of June 30, 2004	US$	0.69
Pro forma net tangible book value per common share as of June 30, 2004	US$	0.46
Increase in pro forma net tangible book value per common share attributable to this offering	US$	1.16
Pro forma net tangible book value per common share after this offering	US$	1.62

Dilution in pro forma net tangible book value per common share to new investors in this offering	US$	5.38

Dilution in pro forma net tangible book value per ADS to new investors in this offering	US$	10.76

      The following table summarizes, on a pro forma basis as of June 30, 2004, the differences between existing shareholders and the new investors with respect to the number of common shares purchased from us, the total consideration paid and the average price per share paid. Total consideration paid by existing shareholders represents total cash consideration paid for the issuance of common and preferred shares in each of the periods since our incorporation.

			Total
	Common shares purchased		consideration		Average	Average
					price per	price per
	Number	Percent	Amount	Percent	share	ADS

			US$		US$	US$
Existing shareholders	43,093,979	80.4%	14,672,745	16.6%	0.34	0.68
New investors	10,500,000	19.6	73,500,000	83.4	7.00	14.00

Total	53,593,979	100.0%	88,172,745	100.0%	1.65	3.29

      The discussion and tables above do not include common shares issuable upon the exercise of options outstanding as of June 30, 2004. As of June 30, 2004, we had options outstanding to purchase a total of 3,037,842 common shares at a weighted average exercise price of US$0.40 per common share. If all these options had been exercised on June 30, 2004, after giving effect to this offering, our pro forma net tangible book value would have been approximately US$88,011,200, or US$1.55 per common share and US$3.11 per ADS and the dilution in net tangible book value to new investors would have been US$5.45 per common share, or US$10.89 per ADS. In addition, the dilution will be US$5.31 per common share, or US$10.62 per ADS, if the underwriters exercise their option to purchase additional ADSs in full.

CORPORATE STRUCTURE

Corporate History

      Prior to the formation of our company, due to PRC restrictions on the foreign ownership of advertising businesses, our businesses were principally operated by two PRC entities, Beijing Run An Information Consultancy Co., Ltd., or Run An, and Beijing Qian Cheng Si Jin Advertising Co., Ltd., or Qian Cheng. Since their formation in 1997 and 1999, respectively, both Run An and Qian Cheng have been controlled and owned by Michael Lei Feng and Tao Wang, two PRC citizens who serve as our executive officers. Run An’s original market research and insurance agency businesses, unrelated to our current operations, were discontinued in 1999. Run An began providing executive search services in 2000. Qian Cheng was established by Michael Lei Feng and Run An to provide advertising services.

      In January 2000, Qianjin Network Information Technology (Shanghai) Co., Ltd., or Tech JV, was formed as a joint venture between Qian Cheng and 51net.com Inc., or 51net, a British Virgin Islands company established by Rick Yan and Norman Lui. Subsequently, Tech JV established a majority owned subsidiary, Shanghai Qianjin Culture Communication Co., Ltd., or AdCo, with Qian Cheng as the sole minority shareholder. AdCo in turn established several majority owned subsidiaries, with Qian Cheng as the sole minority shareholder, which we refer to as the AdCo Subsidiaries. Prior to our May 2004 restructuring discussed below, 51net owned 99% of the equity interest in Tech JV. After Tech JV, its branches, and AdCo and the AdCo Subsidiaries obtained the necessary business licenses, the business and operations of Run An and Qian Cheng were transferred to Tech JV, its branches, AdCo and the AdCo Subsidiaries over a period of time. This transfer was effected through the transfer of customers, employees and operations to these entities and did not involve a formal sale of assets or equity. Since 2002, substantially all of our business and operations have been conducted through Tech JV and its branches and subsidiaries.

      On March 24, 2000, our company was incorporated as an exempted limited liability company in the Cayman Islands by our founders, Rick Yan, Michael Lei Feng, Norman Lui and Kathleen Chien. An exempted company under Cayman Islands law is a company that carries on its business mainly outside the Cayman Islands and is exempt from certain requirements of the Companies Law of the Cayman Islands. See “Description of Share Capital.” Subsequently, we acquired 51net and became the holding company of our corporate group. We also formed a wholly owned subsidiary in the Cayman Islands, 51net Beijing, and a wholly owned subsidiary in the PRC, Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd., or WFOE, to hold some of our intellectual property rights and generally facilitate our operations through network and software related technical support services. 51net Beijing holds all of the equity interest in WFOE.

      Our relationships with Run An and Qian Cheng, our affiliated entities, have been governed by a series of agreements. As a result of these agreements, under which we have borne all of the economic risks and received all of the economic rewards in these affiliated entities, the historical financial results of these entities have been consolidated in our financial statements as variable interest entities under FIN 46.

      Each of the material entities in our group, including our material affiliated entities that we use to operate our businesses and in which we hold no equity interest, is described below under “— Description of the Material Group Entities.”

Our May 2004 Restructuring and Arrangements with Affiliated Entities

      The PRC government regulates foreign ownership in entities that provide advertising and human resource related services. Prior to March 2004, PRC laws and regulations prohibited foreign persons from owning a controlling interest in advertising entities. This foreign ownership limitation has subsequently been relaxed to permit foreign ownership of up to 70% of a PRC advertising entity. In addition, until November 2003, there were no PRC laws or regulations explicitly prohibiting or limiting foreign ownership in entities providing human resource related services. Since November 2003, foreign ownership in entities providing human resource related services has been limited to 49%. Tech JV obtained an online advertising license in May 2000 and a license to conduct human resource related services in September 2002. In addition, AdCo, an 80%

owned subsidiary of Tech JV, obtained an advertising license in June 2001 and various AdCo branches and subsidiaries received additional advertising licenses as we expanded into new cities. Tech JV, AdCo and the AdCo Subsidiaries obtained these licenses in accordance with what we believe to be prescribed procedures under then applicable PRC regulations. Over a period of time, beginning when Tech JV, AdCo and the AdCo Subsidiaries acquired these licenses, we transferred the business and operations conducted by our affiliated entities to Tech JV, AdCo and the AdCo Subsidiaries. From 2002, Tech JV, AdCo and the AdCo Subsidiaries have conducted substantially all of our advertising and human resource related businesses.

      In May 2004, we engaged in a restructuring which, among other things, reduced our effective interest in Tech JV to 69.7%. In addition, Michael Lei Feng and Tao Wang formed Shanghai Run An Lian Information Consultancy Co., Ltd., or RAL, an affiliated entity in which we hold no equity interest. As part of our restructuring, RAL entered into a series of agreements with us that permit us to consolidate all of its financial results under FIN 46. As a result, we consolidate RAL and continue to consolidate Qian Cheng and Run An under our new structure.

      Our services are currently provided through the following group entities:

•	online recruitment services are provided by Tech JV, which does not act as an Internet content provider;

•	print advertising services are provided by AdCo and the AdCo Subsidiaries, which are all direct and indirect majority owned PRC subsidiaries of Tech JV;

•	human resource related services are provided by RAL, which holds a license to provide human resource related services; and

•	Internet content provider services are provided by RAL through a contractual arrangement with Tech JV; RAL holds a license to act as an Internet content provider and operates our www.51job.com website.

      For a description of the distinction between an entity that provides online services and an “Internet content provider,” see “Regulation — Limitations on Foreign Ownership of Our Business — Internet content providers.”

      We no longer provide services together with Run An or Qian Cheng.

      Tech JV, AdCo and the AdCo Subsidiaries recognize substantially all of our revenues and receive substantially all of the cash payments from our clients. Under the terms of our contractual arrangements with Qian Cheng, WFOE receives all of the economic rewards and bears all of the economic risks of Qian Cheng’s minority interest in Tech JV, AdCo and the AdCo Subsidiaries.

      We have been advised by Jun He Law Offices, our PRC counsel, that the foreign ownership percentage of Tech JV, AdCo and the AdCo Subsidiaries prior to our restructuring was above the maximum foreign ownership permitted for entities conducting advertising and human resource operations. For a description of the risks associated with our past ownership structure, please see “Risk Factors — Risks Related to Our Corporate Structure — If the PRC authorities determine that our past ownership structure was inconsistent with the requirements for operating certain of our businesses, we could be subject to sanctions.”

      In addition, there remains uncertainty regarding whether foreign owned PRC entities, such as AdCo, are required to obtain special governmental approval in order to establish subsidiaries in the PRC or otherwise invest in PRC entities. Following the formation of the AdCo Subsidiaries, in connection with our restructuring we made inquiries with relevant PRC governmental authorities as to whether AdCo was required to obtain such approval before establishing the AdCo Subsidiaries. We have been unable to obtain any governmental ruling or advice on this matter. As a result, it is uncertain whether special governmental approval, which we did not obtain, was necessary for the establishment by AdCo of the AdCo Subsidiaries.

      We intend to continue to evaluate from time to time the PRC regulatory environment with respect to the foreign ownership of, and foreign participation in, advertising businesses, human resources related services and

Internet content provider services, and plan to continue to streamline our ownership structure and operations as and when permitted by PRC laws and regulations.

Group Ownership Structure

      The chart below sets forth our current ownership structure.(1)

(1)	Does not include 51net HR, a dormant entity incorporated in the Cayman Islands and wholly owned by 51job, Inc., or Wang Jin Information Technology (Shanghai) Co., Ltd., a wholly owned subsidiary of 51net.com Inc. established in the PRC with no current operations.

(2)	Includes the subsidiaries of AdCo that conduct advertising businesses and Shanghai Cheng An Human Resources Co., Ltd., which provides outsourcing services, and Shanghai Wang Cai Trading Co., Ltd., which provides stationery and office supplies to our business customers.

(3)	Excludes Wuhan AdCo, which is set out separately in the chart.

     Our subsidiary, 51net, directly holds 51% of the outstanding shares of Tech JV, Qian Cheng directly holds 1% of the outstanding shares of Tech JV, and our AdCo Subsidiary located in the city of Wuhan, Wuhan Mei Hao Qian Cheng Advertising Co., Ltd., or Wuhan AdCo, directly holds the remaining 48% of the outstanding shares of Tech JV. As a result of 51net’s indirect majority ownership of Wuhan AdCo and Qian Cheng’s direct minority ownership of Wuhan AdCo, 51net is deemed to effectively hold 69.7% of the equity interest in Tech JV and Qian Cheng is deemed to effectively hold 30.3% of the equity interest in Tech JV.

      Qian Cheng, Run An and RAL were each established by Michael Lei Feng and Tao Wang, each an executive officer of our company and a PRC citizen. Qian Cheng is 80% owned by Michael Lei Feng and 20% owned by Run An. Run An and RAL are each 80% owned by Michael Lei Feng and 20% owned by Tao Wang. As a result of their ownership interest in Run An, Michael Lei Feng and Tao Wang effectively hold 96% and 4%, respectively, of the equity interest in Qian Cheng.

Description of the Material Group Entities

51net

      51net is an intermediate-level holding company that is the registered owner of some of our trademarks and our domain name and holds direct and indirect equity interests in several of our PRC subsidiaries. Our wholly owned subsidiary 51net is an international business company incorporated in the British Virgin Islands. Specifically, 51net owns the trademarks , , 51job.com and under certain categories specified by relevant PRC trademark regulations, and the domain name www.51job.com. All of these trademarks have been registered with the Trademark Office of the PRC State Administration for Industry and Commerce and are protected under the PRC Trademark Law adopted in 1982 and revised in 2001. For a description of PRC regulations relating to intellectual property rights, see “Regulation — Regulations Relating to Our Intellectual Property Rights.”

Tech JV

      We provide online recruitment services through Tech JV. Tech JV was initially established as an equity joint venture between 51net and Qian Cheng. Immediately before our May 2004 restructuring, 51net held 99% of the equity interest in Tech JV and Qian Cheng held the remaining 1%. As part of our restructuring, 51net transferred 48% of its equity interest in Tech JV to Wuhan AdCo. Since 51net indirectly holds a majority equity interest in Wuhan AdCo, and Qian Cheng directly and indirectly holds a minority interest in Wuhan AdCo, 51net holds 69.7% of the effective equity interest and Qian Cheng holds 30.3% of the effective equity interest in Tech JV. Because 51net is a British Virgin Islands company, Tech JV is deemed a foreign invested enterprise and its business activities are subject to the PRC regulatory limitations on foreign ownership as discussed in “Regulation — Limitations on Foreign Ownership of Our Businesses.” Tech JV has obtained a permit to conduct online advertising from the PRC State Administration for Industry and Commerce. The scope of its business license also includes software development, multimedia and network system design and information technology.

Qian Cheng

      Qian Cheng is our joint venture partner in Tech JV and holds a 30.3% effective equity interest in Tech JV. Qian Cheng is an affiliated entity in which we hold no equity interest. Qian Cheng was established by, and is wholly owned directly and indirectly by, two of our executive officers, Michael Lei Feng and Tao Wang, both of whom are PRC citizens. Qian Cheng holds a license issued by the Beijing Municipal Administration for Industry and Commerce to provide advertising services, including designing, producing and publishing advertisements for Chinese and multinational companies in China and contracting for advertising projects. Qian Cheng has not been actively engaged in material business activities since 2002.

RAL

      We provide human resource related and Internet content provider services through RAL. RAL operates our www.51job.com website. RAL is a PRC limited liability company and is an affiliated entity in which we hold no equity interest. RAL was established by, and since its inception has been wholly owned by, Michael Lei Feng and Tao Wang. RAL holds a permit issued by the Shanghai Bureau of Personnel, which allows it to provide certain human resource related services. RAL has also obtained a permit from the Shanghai

Municipal Telecommunications Bureau, which allows it to provide Internet content provider services applicable to our businesses.

AdCo and the AdCo Subsidiaries

      We provide print advertising services through Shanghai Qianjin Culture Communication Co., Ltd., or AdCo, and AdCo’s eleven branch offices and seven majority owned subsidiaries, or the AdCo Subsidiaries, located in different cities and provinces in China. AdCo is a PRC equity joint venture company. Tech JV and Qian Cheng own 80% and 20%, respectively, of the equity interest in AdCo. AdCo and the AdCo Subsidiaries have obtained permits from the local Administrations for Industry and Commerce in the cities where they operate, which allow them to conduct advertising business, including the designing and production of advertisements and the contracting of domestic advertising projects.

WFOE

      We provide advertising related technical and consulting services to Qian Cheng and software and web related technical and consulting services to RAL through WFOE, our wholly owned PRC subsidiary. WFOE is registered in the PRC with the relevant regulatory authorities as a wholly foreign owned enterprise. WFOE owns certain of our trademarks and registered copyrights and its principal business is network and software related technical support services.

Contractual Arrangements Among Our Group Entities

      The relationships and economic arrangements among our group entities have been governed by a series of agreements. As part of our May 2004 restructuring, we amended or terminated certain existing agreements and entered into certain additional agreements. The material agreements which currently govern the relationship and economic arrangements among our group entities are illustrated in the following chart and described in greater detail below.

Contractual arrangements with RAL

      RAL technical and consulting service agreement. The technical and consulting service agreement between RAL and WFOE provides that WFOE has the exclusive right to provide software and web related technical and consulting services to RAL. RAL will pay service fees to WFOE based on the extent and nature of the services provided by WFOE, as set forth in invoices issued by WFOE to RAL from time to time. The agreement has a term of ten years and may be extended with the consent of the parties. This agreement is not subject to early termination, other than by WFOE solely upon a default by RAL. RAL has no early termination rights with respect to this agreement.

      RAL equity pledge agreement. As security for RAL’s obligations under the technical and consulting service agreement, the shareholders of RAL have pledged all of their equity interest in RAL to WFOE under an equity pledge agreement. Upon the occurrence of certain defaults by RAL as defined in the RAL equity pledge agreement, including any default by RAL in respect of any provisions of the RAL technical and consulting service agreement, WFOE, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interest. The shareholders of RAL have agreed that they will not dispose of the pledged equity interest or take any actions that will prejudice WFOE’s interest under the RAL equity pledge agreement. The pledge cannot be released until the discharge of all of RAL’s obligations under the RAL technical and consulting service agreement. The parties have further agreed that WFOE has the right to approve the appointment of directors and to recommend candidates to the board for positions of the general manager and senior executives of RAL. The board may only choose from the candidates so recommended by WFOE. In addition, during the ten-year term of the agreement, WFOE has the option to purchase the equity interest in RAL to the maximum extent permitted under PRC laws. Upon the expiration of the term, if and to the extent the option has not been exercised, WFOE is obligated to purchase the equity interest in RAL to the extent permitted under PRC laws. In the case of an option held by a foreign entity, PRC law requires that the exercise price of the option be determined at the time of exercise by reference to the appraised value of the underlying equity interest. The exercise price determined by the parties may not be significantly lower than this appraised value and must also be approved by relevant PRC regulatory authorities. To comply with these regulations, the parties to the RAL equity pledge agreement have agreed that the exercise price of the equity interest in RAL shall be the lowest price permitted by PRC law.

      Tech JV and RAL cooperation agreement. Tech JV and RAL have entered into a cooperation agreement under which RAL agrees to provide human resource related services to Tech JV’s customers and post human resource related information on its website www.51job.com, and Tech JV agrees to pay RAL an amount equal to the direct operating costs incurred by RAL, plus a 5% margin, subject to a total payment cap of RMB300,000 per quarter. In addition, Tech JV agrees to provide technical support to RAL in connection with its provision of human resource related services and the development, construction and maintenance of RAL’s website. The cooperation agreement has a term of ten years and may be extended with the consent of the parties.

      Domain name license agreement. 51net has entered into a domain name license agreement with RAL under which 51net has granted to RAL the right to use the www.51job.com domain name in the PRC in connection with RAL’s operation of its website. RAL is not permitted to assign its right under this agreement to any third party. The license fee to be paid under the domain name license agreement will be agreed to by both parties. The domain name license agreement has a term of two years and is renewable upon the written consent of 51net.

Contractual arrangements with Qian Cheng

      Qian Cheng technical and consulting service agreement. WFOE and Qian Cheng have entered into a technical and consulting services agreement under which WFOE has the exclusive right to provide advertising related technical and consulting services to Qian Cheng. Qian Cheng will pay service fees to WFOE based on the extent and nature of the services provided by WFOE, as set forth in invoices issued by WFOE to Qian Cheng from time to time. The Qian Cheng technical and consulting service agreement has a term of ten years and may be extended with the consent of the parties. This agreement is not subject to early termination, other than by WFOE solely upon a default by Qian Cheng. Qian Cheng has no early termination rights with respect to this agreement.

      Qian Cheng equity pledge agreement. As security for Qian Cheng’s obligations under the technical and consulting service agreement, the shareholders of Qian Cheng have pledged all of their equity interest in Qian Cheng to WFOE under an equity pledge agreement. Upon the occurrence of certain defaults by Qian Cheng as defined in the Qian Cheng equity pledge agreement, including any default by Qian Cheng in respect of any provisions of the Qian Cheng technical and consulting service agreement, WFOE, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interest. The shareholders of Qian Cheng have agreed that they will not dispose of the pledged equity interest or take any actions that will prejudice WFOE’s interest under the Qian Cheng equity pledge agreement. The pledge cannot be released until the discharge of all of Qian Cheng’s obligations under the Qian Cheng technical and consulting service agreement. The parties have further agreed that WFOE has the right to approve the appointment of directors and to recommend candidates to the board for positions of the general manager and senior executives of Qian Cheng. The board may only choose from the candidates so recommended by WFOE. In addition, during the ten-year term of the agreement, WFOE has the option to purchase the equity interest in Qian Cheng to the maximum extent permitted under PRC laws. Upon the expiration of the term, if and to the extent the option has not been exercised, WFOE is obligated to purchase the equity interest in Qian Cheng to the extent permitted under PRC laws. In all cases, the purchase price shall be the lowest price permitted under PRC laws.

      Call option agreement. 51net has entered into a call option agreement with Qian Cheng dated as of August 1, 2002, and supplemented and amended as of May 3, 2004, under which 51net or its designee is granted an irrevocable option to purchase all of Qian Cheng’s equity interest in Tech JV and AdCo for RMB1.2 million or, if such purchase price is not permissible under the applicable PRC laws, the lowest price permitted under then applicable PRC laws. In addition, Qian Cheng granted 51net an irrevocable option to purchase any and all of its equity interests in the AdCo Subsidiaries, including, without limitation, Wuhan AdCo, at the lowest price permitted under PRC laws. The call option agreement has a term of ten years, which may be extended upon written consent of the parties.

      Each of the above agreements, except the call option agreement, is dated as of May 3, 2004.

      In the opinion of Jun He Law Offices, our PRC legal counsel:

•	our current ownership structure is and, after giving effect to this offering, will be in compliance with existing PRC laws and regulations;

•	the agreements among our subsidiaries, affiliated entities and their respective shareholders are valid and binding, and are enforceable under, and will not result in any violation of, existing PRC laws or regulations; and

•	our current business operations as described in this prospectus are not in violation of existing PRC laws, rules and regulations.

      There are, however, substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including but not limited to the laws and regulations governing our business or the enforcement and performance of our contractual arrangements in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings. Accordingly, we cannot assure you that PRC regulatory authorities will not take a view contrary to the opinion of our PRC legal counsel. See “Risk Factors — Risks Related to Our Corporate Structure — If the PRC authorities determine that our past ownership structure was inconsistent with the requirements for operating certain of our businesses, we could be subject to sanctions” and “ — Risks Related to the People’s Republic of China — The PRC legal system has inherent uncertainties that could adversely affect us.”

SELECTED CONSOLIDATED FINANCIAL DATA

      You should read the following information with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated statement of operations data for the years ended December 31, 2002 and 2003, and the selected consolidated balance sheet data as of December 31, 2002 and 2003, are derived from our audited consolidated financial statements included elsewhere in this prospectus, and are qualified by reference to these consolidated financial statements and related notes. The selected consolidated statement of operations data for the year ended December 31, 2001 and for the six months ended June 30, 2003 and 2004 and the selected consolidated balance sheet data as of December 31, 2001 and as of June 30, 2004 are derived from our unaudited financial statements prepared in accordance with U.S. GAAP and included elsewhere in this prospectus. The unaudited interim financial statements reflect all adjustments which are, in the opinion of our management, necessary for a fair statement of the results for the interim periods presented. The consolidated financial statements for the years ended December 31, 2002 and 2003 have been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company and are prepared in accordance with U.S. GAAP. The historical results presented below do not necessarily indicate results expected for any future period.

      We consolidate 100% of the interests of all of our subsidiaries and affiliated entities. In our consolidated financial statements, we have consolidated all of the interests of Run An and Qian Cheng under FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51,” or FIN 46. In connection with our restructuring in May 2004, we expect to consolidate the interests of a newly formed affiliated entity, RAL, and to continue to consolidate the interests of Run An and Qian Cheng under FIN 46. For a discussion of the basis for our consolidation of our subsidiaries and affiliated entities, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Basis for consolidation and our relationships with our affiliated variable interest entities.”

      We have omitted the selected consolidated financial data as of and for the years ended December 31, 1999 and 2000. Our company was incorporated in March 2000. In 1999 and 2000, the businesses currently conducted by us were operated principally by our affiliated entities. Each of these affiliated entities employed its own financial staff and accounted for its day-to-day operations independently. Financial information and records of these entities were not maintained on a consistent basis and depended largely on the understanding and management of the local financial and accounting staff. None of our current senior financial managers and accountants was a member of our financial staff in 1999 and 2000, and as a result, our current senior financial management members are unfamiliar with the records and record keeping practices of the affiliated entities in these periods. In addition, we introduced and implemented a new system of internal control, financial management and accounting record keeping in March 2001. However, due to constraints on resources, our financial information and records for 1999 and 2000 have not been added to the system. Therefore, we are unable to prepare selected consolidated financial data as of and for the years ended December 31, 1999 and 2000 without significant additional effort and expense.

	For the year ended December 31,				For the six months ended June 30,

	2001	2002	2003	2003	2003	2004	2004

	RMB	RMB	RMB	US$(1)	RMB	RMB	US$(1)
Selected Consolidated Statement of Operations Data:
Revenues:
Print advertising	90,940,220	116,989,356	182,606,297	22,062,960	77,220,871	149,259,709	18,033,940
Online recruitment services	22,586,591	28,938,327	76,960,121	9,298,519	33,390,914	50,849,355	6,143,749
Executive search	9,126,842	9,726,300	15,748,331	1,902,754	6,061,669	10,833,165	1,308,891
Other human resource related revenues	5,305,068	9,895,734	18,019,611	2,177,176	6,528,835	17,077,298	2,063,322

Total revenues	127,958,721	165,549,717	293,334,360	35,441,409	123,202,289	228,019,527	27,549,902

Net revenues	121,970,723	158,039,700	280,118,941	33,844,688	117,795,821	217,107,617	26,231,497
Cost of services	(84,208,642)	(92,220,940)	(151,477,142)	(18,301,856)	(66,322,816)	(107,765,129)	(13,020,459)

Gross profit	37,762,081	65,818,760	128,641,799	15,542,832	51,473,005	109,342,488	13,211,038

Operating expenses:
Sales and marketing	(18,503,675)	(24,356,157)	(38,619,523)	(4,666,110)	(17,598,601)	(29,490,147)	(3,563,075)
General and administrative	(33,732,311)	(30,382,850)	(38,135,612)	(4,607,642)	(18,075,208)	(27,380,253)	(3,308,152)
Share-based compensation — share option(2)	—	—	(13,482,546)	(1,628,996)	(11,182,533)	(12,044,768)	(1,455,280)
Share-based compensation — founder shares(3)	(8,808,931)	(8,808,931)	(4,622,466)	(558,498)	(3,195,928)	—	—

Total operating expenses	(61,044,917)	(63,547,938)	(94,860,147)	(11,461,246)	(50,052,270)	(68,915,168)	(8,326,507)

Income (loss) from operations	(23,282,836)	2,270,822	33,781,652	4,081,586	1,420,735	40,427,320	4,884,531
Income (loss) before income tax provision	(22,957,650)	2,686,608	35,792,274	4,324,513	2,010,583	41,381,649	4,999,835

Income tax benefit (expense)	—	1,259,194	(3,192,011)	(385,667)	(179,307)	(15,387,952)	(1,859,212)

Net income (loss)	(22,957,650)	3,945,802	32,600,263	3,938,846	1,831,276	25,993,697	3,140,623

Earnings (loss) per share:
Basic	(1.72)	0.09	0.83	0.10	0.05	0.61	0.07
Diluted(4)	(1.72)	0.07	0.75	0.09	0.04	0.57	0.07
Earnings (loss) per ADS:(5)
Basic	(3.44)	0.18	1.65	0.20	0.10	1.21	0.15
Diluted(4)	(3.44)	0.15	1.50	0.18	0.08	1.14	0.14
Other Financial Information:
Aggregate share-based compensation expense(6)	(8,808,931)	(8,808,931)	(18,701,563)	(2,259,571)	(14,679,347)	(13,010,393)	(1,571,937)

	As of December 31,				As of June 30,

	2001	2002	2003	2003	2004	2004

	RMB	RMB	RMB	US$(1)	RMB	US$(1)
Selected Consolidated Balance Sheet Data:
Assets:
Cash	30,339,579	68,637,760	115,084,572	13,904,812	152,668,574	18,445,808
Total current assets	39,661,081	79,635,683	145,573,376	17,588,546	205,602,323	24,841,398
Total non-current assets	20,509,537	24,025,881	39,830,903	4,812,471	43,045,475	5,200,866
Total assets	60,170,618	103,661,564	185,404,279	22,401,017	248,647,798	30,042,264

Liabilities:
Total current liabilities	19,806,795	26,025,436	56,096,191	6,777,685	76,004,782	9,183,094
Total non-current liabilities	849,621	32,080	23,533	2,843	—	—

Total liabilities	20,656,416	26,057,516	56,119,724	6,780,528	76,004,782	9,183,094
Total shareholders’ equity	39,514,202	77,604,048	129,284,555	15,620,489	172,643,016	20,859,170

Total liabilities and shareholders’ equity	60,170,618	103,661,564	185,404,279	22,401,017	248,647,798	30,042,264

(1)	Translations from Renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. The translations of Renminbi amounts into U.S. dollar amounts have been made at the noon buying rate in effect on June 30, 2004, which was RMB8.2766 to US$1.00.

(2)	In 2003, RMB0.4 million (US$0.05 million) of this portion of our share-based compensation expense for share options was attributable to sales and marketing expenses and RMB13.1 million (US$1.6 million) was attributable to our general and administrative expenses. For the six months ended June 30, 2003, RMB0.2 million of this portion of our share-based compensation expense for share options was attributable to sales and marketing expenses and RMB11.0 million was attributable to general and administrative expenses. For the six months ended June 30, 2004, RMB1.0 million (US$0.1 million) of this portion of our share-based compensation expense was attributable to sales and marketing expenses and RMB11.0 million (US$1.3 million) was attributable to general and administrative expenses.

(3)	All share-based compensation — founder shares is included in general and administrative expenses.

(4)	Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to holders of common shares as adjusted for the effect of dilutive common shares, if any, by the sum of (1) the weighted average number of common shares outstanding and (2) the weighted average number of common equivalent shares, which consist of common shares issuable upon the conversion of outstanding Series A preference shares and common shares issuable upon the exercise of outstanding share options as calculated under the treasury stock method. In the case of diluted earnings (loss) per ADS, the data are adjusted to reflect the ratio of two common shares to one ADS.

(5)	Each ADS represents two common shares.

(6)	We have recognized share-based compensation in connection with our historical grant of options to employees and certain directors, and the historical issuance of restricted common shares to our founders and one of our directors. We recognized an aggregate of RMB35.2 million (US$4.3 million) in deferred share-based compensation in 2000 in connection with the acquisition by 51job, Inc. of all of the operating assets of our various operating entities, whereby 51job, Inc. became the holding company of our corporate group and entered into a purchase agreement with each of our founders to issue to each founder restricted common shares. These shares were placed in escrow and were subject to repurchase by us between 2000 and 2003 at a price equal to, at our option, either US$0.0001 per share or the fair market value of such shares, in the event that such founder’s employment with us terminated. We amortized all of this deferred share-based compensation as an expense from 2000 through 2003. All such shares have subsequently been released from escrow and we will not recognize additional share-based compensation expense with respect to these issuances. In addition, we recognized an aggregate of RMB76.9 million (US$9.3 million) in immediate or deferred share-based compensation in 2003 and the first six months of 2004 in connection with the grant of options to employees and directors, the sale of common shares to one of our directors at a price below fair market value, and the extension of the exercise period of options held by certain terminated employees. This resulted in additional share-based compensation expense of RMB14.1 million (US$1.7 million) in 2003, RMB11.5 million in the six months ended June 30, 2003 and RMB13.0 million (US$1.6 million) in the six months ended June 30, 2004. The remaining balance of RMB49.8 million (US$6.0 million) in deferred share-based compensation as of June 30, 2004 will be amortized from July 2004 through February 2008.

We do not expect to recognize additional deferred share-based compensation after this offering as we do not intend to grant additional options or sell additional equity securities with exercise or purchase prices that are below the estimated fair market value of our common shares at the time of grant or sale, or enter into transactions that will require us to recognize share-based compensation. Accordingly, we currently do not expect to record additional share-based compensation expense other than through the amortization of the deferred share-based compensation that we recognized in the period from 2003 through June 30, 2004.

In our consolidated financial statements, portions of our share-based compensation expense are allocated separately to our cost of services and operating expenses. Since we evaluate our performance, make determinations regarding the expansion of our operations, allocate resources among our operations and determine the compensation of employees and management based on our financial results before the overall effect of our aggregate share-based compensation expense, we have separately disclosed our aggregate share-based compensation expense for each of the periods presented. We recorded a substantial amount of our historical share-based compensation expense in connection with our repurchase arrangement with respect to the common shares issued to our founders. We believe that disclosure of our aggregate share-based compensation expense allows investors to better understand the primary financial measures that we use to manage our business. In addition, separate disclosure of our aggregate share-based compensation expense provides a useful approximation of our taxable income for purposes of determining PRC enterprise income tax, or EIT, which is calculated based on our income prior to any deduction for share-based compensation expense.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. We caution you that our business and financial performance are subject to substantial risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements. We consolidate 100% of the interests of all of our subsidiaries and affiliated entities. In our consolidated financial statements, we have consolidated all of the interests of Run An and Qian Cheng under FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51,” or FIN 46. In connection with our restructuring in May 2004, we expect to consolidate the interests of a newly formed affiliated entity, RAL, and to continue to consolidate the interests of Run An and Qian Cheng under FIN 46. For a discussion of the basis for our consolidation of our subsidiaries and affiliated entities, see “— Critical Accounting Policies — Basis for consolidation and our relationships with our affiliated variable interest entities.” In evaluating our business, you should carefully consider the information provided under the caption “Risk Factors” beginning on page 11 of this prospectus.

Overview

      We believe that we are a leading provider of integrated human resource services in China, with a strong focus on print and online recruitment services. We also provide executive search services and a number of other human resource related services. We have been profitable since 2002 on a full-year basis. Our results have been primarily affected by a substantial increase in revenues from our recruitment related businesses. This increase in revenues reflects greater penetration in our existing markets as well as expansion into new markets across China. In addition, we have experienced a significant increase in net income. This increase reflects both our revenue growth as well as the reduction of our cost of services and operating expenses as a percentage of net revenues resulting from improved economies of scale and operational efficiencies.

      In 2003, our net income increased 726% to RMB32.6 million (US$3.9 million) from RMB3.9 million in 2002. For the six months ended June 30, 2004, our net income was RMB26.0 million (US$3.1 million) compared to RMB1.8 million for the six months ended June 30, 2003.

Revenues

      In 2003, our total revenues were RMB293.3 million (US$35.4 million), a 77.2% increase from RMB165.5 million in 2002. For the six months ended June 30, 2004, our total revenues were RMB228.0 million (US$27.5 million), an 85.1% increase from RMB123.2 million for the six months ended June 30, 2003. We generate a substantial majority of our revenues from our Career Post Weekly and www.51job.com recruitment services. We derive substantially all of our revenues from employers. Our revenues from our recruitment advertising services have been characterized by substantial growth in 2002 and 2003 and principally reflected the expansion of these businesses in existing cities as well as our entry into new cities. We believe that our revenue growth will continue to be driven by broad macroeconomic factors, such as economic growth and market liberalization, the growing number of companies and significant growth in job openings, which we believe should lead to increased use of recruitment advertising and other human resource services by employers in China. In addition, we believe that an increasingly skilled, educated and urbanized workforce drives the demand for and usage of our services.

      The following table sets forth the revenues from our principal lines of business as a percentage of our total revenues for the periods indicated.

				For the six
	For the year ended			months ended
	December 31,			June 30,

	2001	2002	2003	2003	2004

Revenues:
Print advertising	71.1%	70.7%	62.3%	62.7%	65.5%
Online recruitment services	17.7	17.5	26.2	27.1	22.3
Executive search	7.1	5.9	5.4	4.9	4.8
Other human resource related revenues	4.1	5.9	6.1	5.3	7.4

Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%

      The following table sets forth our revenue growth rates by business line for the periods indicated.

			Percentage
			increase for
			the six
			months ended
	Percentage increase for		June 30, 2004
			compared to
	2002	2003	the six
	compared to	compared to	months ended
	2001	2002	June 30, 2003

Print advertising	28.6%	56.1%	93.3%
Online recruitment services	28.1	165.9	52.3
Executive search	6.6	61.9	78.7
Other human resource related revenues	86.5	82.1	161.6
Total revenues	29.4%	77.2%	85.1%

          Recruitment related revenues

      We receive recruitment related revenues from our Career Post Weekly print advertising business, our www.51job.com online recruitment services and our eSearch executive search services. We believe that our recruitment related services are characterized by significant potential economies of scale and therefore provide the greatest opportunity for us to increase our revenues and profit margins. As a result, we expect that we will continue to focus the substantial majority of our resources on developing and expanding these businesses, and we expect that we will continue to earn the substantial majority of our revenues and profits from our recruitment services for the foreseeable future.

      Print advertising revenues. We generate our print advertising revenues in the form of fees that we charge employers for placing recruitment and related advertisements in editions of Career Post Weekly across our markets in China. We do not receive revenues from the sale of Career Post Weekly. Our print advertising contracts with employers are for single or multiple advertisements in one or more markets and are generally short-term in nature. The advertising fees that we charge depend on a variety of factors including the size, placement, format and use of color and graphics in the advertisement, the length of time the advertisement is to appear and the market in which the advertisement is placed. As we grow in our existing markets and expand into new cities, we increase our client base and the number of print advertising pages. Our print advertising revenues are primarily affected by the number of print advertising pages and the fees that we charge.

      We expect that future expansion of this business will be largely driven by increases in the overall number of our print advertising pages rather than increases in average revenue per page. The prices we charge for our print advertising vary considerably between individual markets due to local competitive and other conditions.

Historically, the print advertising businesses in our individual markets have not been characterized by significant price competition. Our overall average revenues per page are affected to some extent by differences in relative growth rates in individual markets, with growth in higher priced markets tending to increase our overall average revenues per page and growth in lower priced markets tending to reduce the overall average.

      We calculate the number of our print advertising pages by physically counting the number of paid advertising pages in each of our editions of Career Post Weekly. In calculating the number of paid advertising pages, we make adjustments to take into account differing page sizes and pages with mixed advertising and non-advertising content. This is a manual process that is subject to error, including errors in judgment as to the appropriate adjustments to be made. We cannot assure you that our methodology, page counting, calculations and analyses are accurate, or that they yield results that are comparable between periods or give a correct approximation of the actual revenues we generate per page.

      We generally require that all advertising fees be paid in advance of posting an advertisement, although we may offer credit terms to select clients on a case by case basis.

      Online recruitment services revenues. Our online recruitment services consist of our www.51job.com website and our eHire web-based online resumé and recruitment management platform. We generate online recruitment services revenues in the form of fees that we charge employers for placing recruitment and related advertisements on www.51job.com as well as fees from employers for access to eHire. We do not charge job seekers for using www.51job.com. We also generate online revenues for website design and hosting services that we provide to businesses that wish to create their own dedicated recruitment website. We generate our online revenues in the form of recruitment advertising fees and fees from our other online recruitment services.

      We believe the increase in the use of our online recruitment services reflects increased acceptance of online advertising as a recruitment medium in China, and is also affected by the extent to which the recruitment advertising market in China develops and our effectiveness in penetrating this market. In addition, we believe that, by offering online advertising in connection with our print advertising service, we are able to attract print advertising customers to our online recruitment services, as well as new customers seeking the broader coverage offered by our integration of these two channels.

      The principal factors affecting our online recruitment services revenues are the number of unique employers and average revenue per unique employer. We seek to increase our online recruitment services revenues principally through growth in the number of unique employers using our online services. Because new customers tend to use basic, lower priced online recruitment services, significant increases in customers result in higher aggregate online recruitment services revenues but tend to reduce average revenue per unique employer. Our ability to offset reductions in average revenue per unique employer resulting from customer growth depends on the extent to which we can retain customers and migrate them over time to higher-priced products. Our ability to retain customers and migrate them to higher priced products may be adversely affected by, among other things, difficulties we may encounter in developing or launching higher priced services as well as offerings of similar services by competitors.

      We define a unique employer as a customer that purchases our online recruitment services during a specified period. We make adjustments for multiple purchases by the same customer within a city to avoid double counting. Each employer is assigned a unique identification number in our management information system. Affiliates and branches of a given employer may, under certain circumstances, be counted as separate unique employers. Our calculation of the number of unique employers is subject to misidentification and other forms of error, including errors in judgment as to appropriate adjustments to be made to the data. We cannot assure you that our methodology, employer identification, calculations and analyses are accurate, or that they yield results that are comparable between periods or give a correct approximation of actual numbers of customers.

      As with Career Post Weekly, we generally require that all advertising fees be paid in advance of posting an advertisement on our website, although we may offer credit terms to select clients on a case-by-case basis.

      Executive search revenues. We generate our eSearch executive search revenues in the form of search fees and commissions paid by employers. We generally charge a total assignment fee of between 30% and 35%

of the candidate’s annual compensation, partially in the form of a minimum upfront retainer. While we believe that we have been able to develop this business through effective sales and marketing efforts, our ability to expand this business will depend, to a significant extent, on an increase in the acceptance of executive search by employers in China as an effective recruitment tool. We intend to continue to develop this business, but we do not expect that this business will contribute significantly to our revenues in the foreseeable future. Consequently, as our recruitment advertising businesses expand, executive search service revenues may continue to decline as a percentage of our overall revenues.

          Other human resource related revenues

      We generate revenues from our other human resource related services in the form of attendance fees from our training services, and revenues from providing our salary survey studies, our eHR software product, our business processing outsourcing services and our personnel assessment services. We have developed, and will continue to develop, additional human resource related services and products. While these businesses currently represent a relatively small component of our total revenues, we believe that, by providing these products and services, we can provide a “one-stop” human resource package to our clients. We believe that this should contribute to the growth of our higher revenue recruitment products as well as allow us to successfully develop additional human resource related products and services. We also provide stationery and office supplies to our business customers.

      Our ability to generate revenues from other human resource related services depends on our ability to successfully develop and introduce new types of products and services for China’s developing human resource services market. As this industry is still emerging and as many of our services are currently under development, we are unable to determine the extent to which these businesses will contribute to our revenues in the future.

          Net revenues and business tax

      Our net revenues reflect business taxes and related surcharges which are levied on our total revenues. We are subject to a PRC business tax at a rate of 5% on our revenues, after certain deductible expenses, generated from services provided in China. We deduct these amounts from our revenues to arrive at our net revenues. A portion of the business taxes that we had previously paid was refunded in 2002, 2003 and the six months ended June 30, 2004 as a result of local government financial incentives. These refunds are not material and are recognized as other income in our statement of operations.

Costs

      We operate and manage our various businesses as a single segment. We do not account for our results of operations on a geographical or other basis, and we are unable to allocate costs among our various businesses.

      The following table sets forth our cost of services and total operating expenses as a percentage of our net revenues for the periods indicated.

							For the six
	For the year ended						months ended
	December 31,						June 30,

	2001		2002		2003		2003		2004

Cost of services	(69.0%	)	(58.4%	)	(54.1%	)	(56.3%	)	(49.6%	)
Total operating expenses	(50.0%	)	(40.2%	)	(33.9%	)	(42.5%	)	(31.7%	)

      We believe that our cost of services and operating expenses have declined as a percentage of our net revenues from 2001 to 2003 and for the six months ended June 30, 2003 as compared to the six months ended June 30, 2004 as a result of our ability to achieve significant economies of scale and operating efficiencies with respect to our recruitment related services. We believe that the expansion of our operations and infrastructure has enabled us to attract repeat business and has created opportunities to cross-sell services to customers across various markets. As a result, we have been able to achieve economies of scale as we have realized a higher level of revenues relative to our sales and marketing and other customer acquisition costs. In addition, while our online recruitment services contribute substantially to our total revenues, the growth of these operations requires limited additional fixed costs and allows us to further improve our overall efficiency. We believe that we realize higher profit margins with respect to our online recruitment services than our other recruitment related businesses as a result of the lower costs associated with our operation of our online services. We believe that we have also been able to improve operating efficiencies primarily by increasing the productivity of our infrastructure and staff. We remain focused on identifying and exploiting economies of scale and operating efficiencies in our businesses, and believe that our cost of services and total operating expenses should continue to decline as a percentage of our net revenues as a result of these factors. However, our continuing ability to achieve economies of scale and operating efficiencies is subject to significant uncertainties. Consequently, we cannot assure you that these costs and expenses will continue to decline as a percentage of our net revenues.

          Cost of services

      Our cost of services primarily consists of printing related expenses, employee compensation and depreciation. Printing related costs, which primarily consist of printing, publishing and distribution expenses that we pay to our newspaper contractors, constitute the majority of our cost of services. Our printing related costs have tended not to increase or decrease to the same extent as the increases or decreases in our print advertising revenues. As a result, we have been able to expand our print advertising businesses while incurring lower printing related costs relative to our print advertising revenues. We continuously seek to lower our total printing related costs. In addition, to a significant extent, we have been able to use our existing infrastructure to expand our online recruitment services, which has allowed us to lower our cost of providing these services relative to the corresponding revenues that we receive. As a result, we have been able to realize increased economies of scale and operating efficiencies in both of these businesses. The majority of our employee, depreciation and other costs of services are largely shared across our various business lines.

          Operating expenses

      Our operating expenses consist of sales and marketing expenses, general and administrative expenses, and share-based compensation.

      The following table sets forth our operating expenses as a percentage of our net revenues for the periods indicated.

							For the six
	For the year ended						months ended
	December 31,						June 30,

	2001		2002		2003		2003		2004

Operating expenses:
Sales and marketing	(15.2%	)	(15.4%	)	(13.8%	)	(15.0%	)	(13.6%	)
General and administrative	(27.6)		(19.2)		(13.6)		(15.3)		(12.6)
Share-based compensation — share option	—		—		(4.8)		(9.5)		(5.5)
Share-based compensation — founder shares	(7.2)		(5.6)		(1.7)		(2.7)		—

Total operating expenses	(50.0%	)	(40.2%	)	(33.9%	)	(42.5%	)	(31.7%	)

      Our sales and marketing expenses consist primarily of employee compensation for our sales and marketing personnel, advertising and promotion expenses, and expenses for our management and staff related to our expansion into new markets as well as our general operation. We use various sales and marketing strategies across the cities in which we operate based on our determination of the most effective means to promote our brands. We receive marketing support for Career Post Weekly from many of our newspaper contractors. However, since we record all costs associated with our relationships with our newspaper contractors under cost of services, our sales and marketing expenses do not reflect costs incurred in connection with this marketing support.

      Our general and administrative expenses consist primarily of rent and property management fees, employee compensation, administrative office expenses and depreciation. General and administrative expenses increased in 2003 and in the six months ended June 30, 2004 due to our expansion into new markets, the introduction of new services and the overall expansion of our businesses. However, as a percentage of net revenues, these expenses decreased as we generated internal operating efficiencies and economies of scale. We expect that our overall general and administrative expenses may increase after the closing of this offering due to the various additional legal, accounting and other requirements applicable to a public company listed in the United States. However, as we expand our businesses and improve our operating and management efficiencies, we intend to continue to lower our general and administrative expenses as a percentage of net revenues.

Income Taxation

      Because we and our affiliated entities are incorporated in different jurisdictions, we file separate income tax returns.

      Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain. In addition, upon payments of dividends by us to our shareholders, no Cayman Islands withholding tax will be imposed.

      Under the current laws of the British Virgin Islands, we are exempt from income tax on foreign derived income. In addition, there are no withholding taxes in the British Virgin Islands.

      In accordance with “Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises,” foreign-invested enterprises that are incorporated in China are generally subject to enterprise income tax, or EIT, at a rate of 33%. As opposed to our 5% business tax which is based on our total revenues and which is discussed above in “— Revenues — Net revenues and business tax,” EIT is a separate tax based on our taxable income. Newly organized PRC entities conducting advertising businesses are entitled to elect a tax exemption for their first two years of operation in lieu of carrying forward tax losses accumulated in those years. Entities making such an election may carry forward tax losses incurred after the expiration of this two-year period. A number of our AdCo Subsidiaries have elected to receive the two-year tax exemption treatment. These exemptions will expire from 2004 to 2006. Upon the expiration of their tax exemptions, these AdCo Subsidiaries will be taxed at the statutory tax rate, currently 33%. As of June 30, 2004, the tax exemptions with respect to a substantial majority of our AdCo Subsidiaries had expired. These expirations caused our effective tax rate to increase significantly. To the extent we are unable to offset the expiration of these tax exemptions with new tax exemptions, tax incentives or other tax benefits, the expiration of these tax exemptions and the expiration of our remaining tax exemptions will cause our effective tax rate to increase. In addition, so long as we continue to recognize share-based compensation expense in future periods, our effective tax rate will exceed the statutory tax rate as a result of such expense, since share-based compensation is not deductible for PRC tax purposes. The amount of income tax payable by our PRC subsidiaries in the future will depend on various factors, including, among other things, the results of operations and taxable income of, and the statutory tax rate applicable to, each of the subsidiaries, and our effective tax rate depends in part on the extent of each of our subsidiaries’ relative contribution to our consolidated taxable income. As our business expands, we may establish new entities from time to time which, depending on applicable law, may be entitled to certain tax incentives, including tax exemptions. We intend to continue to explore opportunities to take advantage of available tax incentives. In addition, some of our PRC subsidiaries and affiliated entities have accumulated tax loss carryforwards that have not previously been recognized as deferred tax assets because there was significant uncertainty as to whether we would be able to realize the benefit from those loss carryforwards. To the extent permitted by PRC tax rules, we may undertake further reorganizations or transactions among our subsidiaries and affiliated entities or with third parties to utilize some or all of these tax loss carryforwards before they expire, or qualify for additional tax benefits.

      Our foreign-invested Chinese subsidiary, Tech JV, has been granted a preferential 30% EIT rate with no expiration date.

      We do not expect our May 2004 restructuring to affect our future effective tax rates.

Critical Accounting Policies

      We prepare financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenues and expenses during the financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application assists management in making their business decisions.

      We operate and manage our various businesses as a single segment. Since we primarily generate our revenues from customers in the PRC, we do not account for our results of operations on a geographical basis. Since many of our management and staff provide services with respect to many or all of our businesses, and since our infrastructure and operations are designed to facilitate all of our businesses as an integrated unit, we are unable to allocate costs among our various businesses or present our financial results in terms of multiple business segments.

          Income taxes

      We account for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” or SFAS No. 109. Under SFAS No. 109, income taxes are accounted for under the asset and liability method. Deferred taxes are determined based upon differences between the financial reporting and tax bases of assets and liabilities at currently enacted statutory tax rates for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period of change.

      We provide a valuation allowance on our deferred tax assets to the extent we consider it to be more likely than not that we will be unable to realize all or part of such assets. Our future realization of our deferred tax assets is dependent on many factors, including our ability to generate taxable income within the period during which temporary differences reverse or before our tax loss carryforwards expire, the outlook for the Chinese economy and overall outlook for our industry. We consider these factors at each balance sheet date and determine whether valuation allowances are necessary.

      We had no deferred tax assets as of December 31, 2001. We had deferred tax assets of RMB2.2 million as of December 31, 2002, RMB4.6 million (US$0.6 million) as of December 31, 2003 and RMB8.4 million (US$1.0 million) as of June 30, 2004.

      As of December 31, 2001, 2002 and 2003 and June 30, 2004, we recognized aggregate valuation allowances of RMB8.4 million, RMB6.0 million, RMB7.8 million (US$0.9 million) and RMB7.9 million (US$1.0 million), respectively. As a result of our current expectations as to our ability to generate taxable income, we currently do not expect to provide significant further valuation allowances with respect to our net deferred tax assets. In the event that unexpected developments prevent us from realizing some or all of our deferred tax assets, we will be required to take a charge against our net income for the period in which such events occur.

          Share-based compensation

      We account for share-based compensation arrangements in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” or APB No. 25, and comply with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.” In general, compensation cost under APB No. 25 is recognized based on the difference, if any, between the estimated fair value of our common shares and the amount an employee is required to pay to acquire the shares, as determined on the date the option is granted. Compensation cost, if any, is recorded in shareholders’ equity as additional paid-in capital with an offsetting entry recorded to deferred share-based compensation. Deferred share-based compensation is amortized and charged to expense based on the vesting terms of the underlying options.

      When estimating the fair value of our common shares on the grant date, we review both internal and external sources of information. As we have historically been a private company, the sources we use to determine the fair value of the underlying shares at the date of measurement are subjective in nature and are based on, among other factors:

•	our financial condition as of the date of grant;

•	our financial and operating prospects at that time;

•	comparable market indicators; and

•	an independent third party analysis of the historical value of our underlying common shares.

      We recognized an aggregate of RMB35.2 million (US$4.3 million) in deferred share-based compensation in 2000 in connection with our issuance of restricted common shares to each of our founders in that year. As these shares were placed in escrow and were subject to repurchase by us between 2000 and 2003 in the event of termination of employment by our founders, we considered this arrangement to constitute share-based compensation to be accounted for in accordance with APB No. 25, and accordingly, we amortized all of this deferred share-based compensation as an expense over this period. This resulted in share-based compensation expense related to these issuances of RMB8.8 million in 2001, RMB8.8 million in 2002, RMB4.6 million (US$0.6 million) in 2003 and RMB3.2 million in the six months ended June 30, 2003. All such shares have subsequently been released from escrow and we will not recognize additional share-based compensation expense with respect to these issuances.

      In addition, we recognized an aggregate of RMB76.9 million (US$9.3 million) in immediate or deferred share-based compensation in 2003 and the first six months of 2004 in connection with the grant of options to employees and directors, the sale of common shares to one of our directors at a price below fair market value, and the extension of the exercise period of options held by certain terminated employees. This resulted in additional share-based compensation expense of RMB14.1 million (US$1.7 million) in 2003, RMB11.5 million in the six months ended June 30, 2003 and RMB13.0 million (US$1.6 million) in the six months ended June 30, 2004. The remaining balance of RMB49.8 million (US$6.0 million) in deferred share-based compensation as of June 30, 2004 will be amortized from July 2004 through February 2008. We have a stock option plan pursuant to which we expect to grant stock options to directors, management and employees in the future. We do not intend to make future grants of options after this offering at exercise prices that are below the estimated fair market value of our common shares on the date of grant. We may, however, recognize and amortize deferred share-based compensation in the future as a result of these grants, if the FASB guidelines on share-based compensation at the time of granting these options require us to do so.

          Basis for consolidation and our relationships with our affiliated variable interest entities

      We consolidate 100% of the interests of all of our subsidiaries and affiliated entities.

      Historically, certain of our operations were conducted by two affiliated entities, Run An and Qian Cheng, in which we have not held any equity interest. These entities were, and continue to be, wholly owned, directly and indirectly, by two of our executive officers. We entered into contractual arrangements with these two entities pursuant to which we bore all of their economic risk and received all of their economic rewards. In our consolidated financial statements, we have consolidated all of the interests of Run An and Qian Cheng under FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51,” or FIN 46.

      FIN 46 requires a “variable interest entity” to be consolidated by the primary beneficiary of such entity. An entity is considered to be a variable interest entity if certain conditions are present, including where the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Under various agreements with Run An and Qian Cheng, we were considered the primary beneficiary of Run An and Qian Cheng, and all of their interests have been consolidated in our financial statements. In addition, as a result of our consolidation of Qian Cheng, its minority interests in Tech JV and its subsidiaries have been consolidated in our financial statements. All significant transactions and balances between us, our subsidiaries, Run An and Qian Cheng have been eliminated upon consolidation.

      In connection with our restructuring in May 2004, we terminated or modified the agreements referred to above and entered into new agreements with these entities and RAL, a new entity formed by two of our executive officers. We bear all of the economic risks and receive all of the economic rewards of these entities under these agreements. Consequently, we expect to consolidate the interests of RAL and continue to consolidate the interests of Run An and Qian Cheng under FIN 46. In the opinion of Jun He Law Offices, our PRC legal counsel, these contractual arrangements and our current business operations are not in violation of existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including but not limited to the laws and regulations governing our business or the enforcement and performance of our contractual arrangements in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings. Accordingly, we cannot assure you that PRC regulatory authorities will not take a view contrary to the opinion of our PRC legal counsel. See “Risk Factors — Risks Related to Our Corporate Structure — If the PRC authorities determine that our past ownership structure was inconsistent with the requirements for operating certain of our businesses, we could be subject to sanctions” and “ — Risks Related to the People’s Republic of China — The PRC legal system has inherent uncertainties that could adversely affect us.”

      We do not believe that our restructuring will have an impact on our financial statements or how our results are reported in the future. For additional information with respect to our relationships with RAL, Run An and Qian Cheng, see “Corporate Structure.”

          Allowances for doubtful accounts

      We provide general and specific provisions for bad debts when facts and circumstances indicate that the receivable is unlikely to be collected. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

          Long-lived assets

      Our accounting for long-lived assets, including property and equipment, is described in note 2(g) to our consolidated financial statements included elsewhere in this prospectus. The recorded value of long-lived assets is affected by a number of management estimates, including estimated useful lives, residual values and impairment charges. We assess impairment for long-lived assets whenever the net book value for these assets is more than the estimated future cash flows attributable to them. During each of the years ended December 31, 2001, 2002 and 2003, and for the six months ended June 30, 2004, we did not record any impairment charges. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of the impairment charge and the related depreciation and amortization charges.

Results of Operations

      The following table sets forth selected data from our consolidated statements of operations as a percentage of our net revenues for the periods indicated.

					For the six
	For the year ended				months ended
	December 31,				June 30,

	2001		2002	2003	2003	2004

Total revenues	104.9%		104.8%	104.7%	104.6%	105.0%
Less: Business and related tax	(4.9)		(4.8)	(4.7)	(4.6)	(5.0)

Net revenues	100.0		100.0	100.0	100.0	100.0

Cost of services	(69.0)		(58.4)	(54.1)	(56.3)	(49.6)
Gross profit	31.0		41.6	45.9	43.7	50.4
Total operating expenses	(50.0)		(40.2)	(33.9)	(42.5)	(31.7)

Income (loss) from operations	(19.0)		1.4	12.1	1.2	18.7
Interest and investment income	0.0		0.3	0.3	0.4	0.2
Other income (expense)	0.2		(0.0)	0.4	0.1	0.2

Income (loss) before provision for income tax	(18.8)		1.7	12.8	1.7	19.1
Income tax benefit (expense)	—		0.8	(1.1)	(0.2)	(7.1)

Net income (loss)	(18.8%	)	2.5%	11.7%	1.5%	12.0%

          Unaudited Quarterly Results of Operations

      The following table presents our unaudited quarterly results of operations for the six fiscal quarters for the period beginning January 1, 2003 and ending June 30, 2004. You should read the following table in conjunction with the consolidated financial statements and related notes contained elsewhere in this prospectus. We have prepared the unaudited information on the same basis as our audited consolidated financial statements. This information reflects all adjustments, consisting only of normal recurring adjustments, which are in the opinion of our management necessary for fair presentation of our results of operations for the quarters presented. Because the recruitment advertising and human resource industries in China are new and rapidly evolving, and because our business is also relatively new, operating results for any quarter are not necessarily indicative of results for any future quarters or for a full year.

	For the three months ended

	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,
	2003	2003	2003	2003	2004	2004

	RMB	RMB	RMB	RMB	RMB	RMB
Revenues:
Print advertising	38,236,552	38,984,319	48,613,392	56,772,034	75,342,560	73,917,149
Online recruitment services	15,767,046	17,623,868	20,179,328	23,389,879	24,060,419	26,788,936
Executive search	2,018,280	4,043,389	4,864,655	4,822,007	3,519,745	7,313,420
Other human resource related revenues	2,961,538	3,567,297	5,129,168	6,361,608	7,024,741	10,052,557

Total revenues	58,983,416	64,218,873	78,786,543	91,345,528	109,947,465	118,072,062

Net revenues	56,397,193	61,398,628	75,392,331	86,930,789	104,855,738	112,251,879
Cost of services	(32,235,133)	(34,087,683)	(41,789,398)	(43,364,928)	(53,611,580)	(54,153,549)

Gross profit	24,162,060	27,310,945	33,602,933	43,565,861	51,244,158	58,098,330

Operating expenses:
Sales and marketing	(8,266,901)	(9,331,700)	(9,186,956)	(11,833,966)	(13,603,702)	(15,886,445)
General and administrative	(9,220,988)	(8,854,220)	(9,354,693)	(10,705,711)	(15,170,955)	(12,209,298)
Share-based compensation — share option	(9,609,771)	(1,572,762)	(1,159,758)	(1,140,255)	(8,755,475)	(3,289,293)
Share-based compensation — founder shares	(1,769,390)	(1,426,538)	(1,426,538)	—	—	—

Total operating expenses	(28,867,050)	(21,185,220)	(21,127,945)	(23,679,932)	(37,530,132)	(31,385,036)

Income (loss) from operations	(4,704,990)	6,125,725	12,474,988	19,885,929	13,714,026	26,713,294
Income (loss) before income tax provision	(4,317,627)	6,328,210	12,736,033	21,045,658	14,029,366	27,352,283

Income tax benefit (expense)	385,053	(564,360)	(1,135,819)	(1,876,885)	(5,216,883)	(10,171,069)

Net income (loss)	(3,932,574)	5,763,850	11,600,214	19,168,773	8,812,483	17,181,214

Other Financial Information:
Aggregate share-based compensation expense(1)	(11,379,161)	(3,300,186)	(2,713,818)	(1,308,398)	(9,258,698)	(3,751,695)

(1)	We have recognized share-based compensation in connection with our historical grant of options to employees and certain directors, and the historical issuance of restricted common shares to our founders and one of our directors. A substantial majority of our aggregate deferred share-based compensation in 2003 was amortized in the three months ended March 31, 2003, and we expect that a substantial amount of our aggregate deferred share-based compensation in 2004 will have been amortized in the three months ended March 31, 2004. The deferred share-based compensation that we recorded in the three months ended March 31, 2003 was principally the result of our extension of the exercise period of options held by certain terminated employees. The deferred share-based compensation that we recorded in the three months ended March 31, 2004 was principally the result of the sale of common shares to one of our directors at a price below fair market value. While these events significantly affected our financial results in each of these quarters, we do not expect to record similar levels of shared-based compensation expense on a quarterly basis after this offering. We recognized an aggregate of RMB3.7 million (US$0.5 million) in share-based compensation expense in the three months ended June 30, 2004.

Since we evaluate our performance, make determinations regarding the expansion of our operations, allocate resources among our operations and determine the compensation of employees and management based on our financial results before the overall effect of our aggregate share-based compensation expense, we have separately disclosed our aggregate share-based compensation expense for each of the periods presented. We believe that disclosure of our aggregate share-based compensation expense allows investors to better understand the primary financial measures that we use to manage our business. In addition, separate disclosure of our aggregate share-based compensation expense provides a useful approximation of our taxable income for purposes of determining PRC enterprise income tax, or EIT, which is calculated based on our income prior to any deduction for share-based compensation expense.

Six months ended June 30, 2004 compared to six months ended June 30, 2003

      Total revenues. Our total revenues increased 85.1% to RMB228.0 million (US$27.5 million) for the six months ended June 30, 2004 from RMB123.2 million for the six months ended June 30, 2003. This increase was primarily due to the growth in our print advertising revenues and our online recruitment services revenues. We derived our total revenues from:

•	Print advertising. Our print advertising revenues increased 93.3% to RMB149.3 million (US$18.0 million) for the six months ended June 30, 2004 from RMB77.2 million for the six months ended June 30, 2003. This increase was primarily due to significant growth in recruitment advertisements placed in our editions of Career Post Weekly, which reflected the revenue contribution in the six months ended June 30, 2004 of the five new markets we entered since June 30, 2003, and our increased penetration of our existing markets through greater direct sales and marketing efforts. As a result, our estimated number of print advertising pages increased to 4,256 for the six months ended June 30, 2004 from 1,916 for the six months ended June 30, 2003. The increase in revenues was largely driven by the increase in the number of print advertising pages, which was partially offset by a decline in our overall average revenue per page. Our overall average revenue per page declined primarily due to additional revenue contribution from these five new, lower priced markets, which generally have lower local prices for recruitment advertisement compared to those which we realize on average in our other markets.

•	Online recruitment services. Our online recruitment services revenues increased 52.3% to RMB50.8 million (US$6.1 million) for the six months ended June 30, 2004 from RMB33.4 million for the six months ended June 30, 2003. This increase was primarily attributable to significant growth in the number of unique employers using our online recruitment services, partially offset by a decrease in our average revenue per unique employer. We estimate that the number of unique employers using our online recruitment services increased 65.6% to 26,591 for the six months ended June 30, 2004 from 16,053 for the six months ended June 30, 2003, primarily as a result of increased sales and marketing efforts promoting our www.51job.com website and online recruitment services. We estimate that our average revenue per unique employer decreased 8.1% to RMB1,912 for the six months ended June 30, 2004 from RMB2,080 for the six months ended June 30, 2003. This was primarily the result of significant price reductions for the six months ended June 30, 2004 for certain online products, generally in the form of discounted introductory and promotional online recruitment services packages, as well as a significant increase in the number of first-time online customers, who generally purchase basic, lower priced recruitment advertisements.

•	Executive search. Our executive search revenues increased 78.7% to RMB10.8 million (US$1.3 million) for the six months ended June 30, 2004 from RMB6.1 million for the six months ended June 30, 2003, primarily as a result of greater sales and marketing efforts.

•	Other human resource related revenues. Our revenues from other human resource related services increased 162% to RMB17.1 million (US$2.1 million) for the six months ended June 30, 2004 from RMB6.5 million for the six months ended June 30, 2003. This increase was primarily driven by growth in training revenues due to an increase in the number of seminars and human resource conferences we conducted. In addition, revenues for the six months ended June 30, 2004 reflected the contribution of new services we introduced in mid-2003, including our eHR human resource management software and business process outsourcing services.

      Net revenues and business tax. Our net revenues increased 84.3% to RMB217.1 million (US$26.2 million) for the six months ended June 30, 2004 from RMB117.8 million for the six months ended June 30, 2003. Our net revenues reflected our total revenues less the amounts paid as business taxes of RMB10.9 million (US$1.3 million) for the six months ended June 30, 2004 and RMB5.4 million for the six months ended June 30, 2003.

      Cost of services. Our cost of services increased 62.5% to RMB107.8 million (US$13.0 million) for the six months ended June 30, 2004 from RMB66.3 million for the six months ended June 30, 2003. The majority of this increase was represented by printing related expenses associated with the expansion of Career Post Weekly. In addition, our employee compensation expense increased primarily due to the hiring of additional staff to support our growing operations. Our cost of services for the six months ended June 30, 2004 also included share-based compensation expense of approximately RMB1.0 million (US$0.1 million), a 221% increase from RMB0.3 million in the six months ended June 30, 2003. Our cost of services declined as a percentage of revenues as we benefited from increasing economies of scale and operating efficiencies in our businesses.

      Gross profit. As a result of the above factors, our gross profit increased 112% to RMB109.3 million (US$13.2 million) for the six months ended June 30, 2004 from RMB51.5 million for the six months ended June 30, 2003. Our gross profit margin, which is equal to our gross profit divided by our net revenues, was 50.4% for the six months ended June 30, 2004 compared to 43.7% for the six months ended June 30, 2003.

      Operating expenses. Our total operating expenses increased 37.7% to RMB68.9 million (US$8.3 million) for the six months ended June 30, 2004 from RMB50.1 million for the six months ended June 30, 2003. The increase in our operating expenses was primarily due to an increase in sales and marketing expenses as well as general and administrative expenses. Our operating expenses consisted of:

•	Sales and marketing expenses. Our sales and marketing expenses increased 67.6% to RMB29.5 million (US$3.6 million) for the six months ended June 30, 2004 from RMB17.6 million for the six months ended June 30, 2003. This increase was due to the hiring of additional sales and marketing personnel, bonuses to sales personnel, increased spending on advertising and promotional campaigns, and the addition of five new offices since the end of the six months ended June 30, 2003. For the six months ended June 30, 2004, our advertising and promotion expenses increased 57.5% to RMB4.5 million (US$0.5 million) from RMB2.9 million for the six months ended June 30, 2003 as we increased our use of direct marketing, event marketing and other forms of promotion principally in connection with our expansion into new markets. We expect that sales and marketing expenses will continue to increase as we expand our businesses.

•	General and administrative expenses. Our general and administrative expenses increased 51.5% to RMB27.4 million (US$3.3 million) for the six months ended June 30, 2004 from RMB18.1 million for the six months ended June 30, 2003. This increase was primarily due to costs incurred in connection with the operation of the five new offices opened since the end of the six months ended June 30, 2003, including rent, additional payroll and office equipment. In addition, the increase reflected bonuses to office staff, professional services expenses, and depreciation and amortization.

•	Share-based compensation. Our share-based compensation expense included in operating expenses decreased 16.2% to RMB12.0 million (US$1.5 million) for the six months ended June 30, 2004 from RMB14.4 million for the six months ended June 30, 2003. This decrease was due to the fact that the deferred share-based compensation that we recognized in connection with our issuance of common shares to our founders in 2000 was fully amortized by the end of 2003 and was partially offset by our recognition of RMB6.6 million (US$0.8 million) of additional deferred share-based compensation in the six months ended June 30, 2004, principally as a result of the sale of common shares to one of our directors at a price below fair market value. For further discussion with respect to our share-based compensation, see “— Critical Accounting Policies — Share-based compensation.”

      Interest and investment income. Our interest and investment income increased 7.7% to RMB0.5 million (US$0.06 million) for the six months ended June 30, 2004 from RMB0.4 million for the six months ended June 30, 2003 due to higher cash balances of outstanding bank deposits.

      Income tax expense. We recorded an income tax expense of RMB15.4 million (US$1.9 million) for the six months ended June 30, 2004 compared to RMB0.2 million for the six months ended June 30, 2003. Both our income tax expense and effective tax rate increased significantly for the six months ended June 30, 2004. These increases were primarily the result of an overall increase in taxable income we recognized in the period and the expiration of tax exemptions with respect to certain subsidiaries of AdCo. In addition, share-based compensation expense is not deductible for purposes of calculating PRC enterprise income tax, causing our effective income tax rate for the six months ended June 30, 2004 to exceed our statutory enterprise income tax rate of 33%.

      Net income (loss). As a result of the above factors, our net income increased approximately 1,319% to RMB26.0 million (US$3.1 million) for the six months ended June 30, 2004 from RMB1.8 million for the six months ended June 30, 2003.

          2003 compared to 2002

      Total revenues. Our total revenues increased 77.2% to RMB293.3 million (US$35.4 million) in 2003 from RMB165.5 million in 2002. This increase was primarily due to the growth in our print advertising revenues and our online recruitment services revenues. We derived our total revenues from:

•	Print advertising. Our print advertising revenues increased 56.1% to RMB182.6 million (US$22.1 million) in 2003 from RMB117.0 million in 2002. This increase was primarily due to a significant increase in recruitment advertisements placed in our editions of Career Post Weekly as we entered into three new markets and increased our penetration of our existing markets. We estimate that the number of print advertising pages increased 45.9% to 4,635 in 2003 from 3,176 in 2002. The prices that we charged for our print advertising in each city remained generally stable. However, price levels vary from city to city. We estimate that our overall average revenue per page increased in 2003 as we generated higher volumes in certain cities in which prices were higher than our average.

•	Online recruitment services. Our online recruitment services revenues increased 166% to RMB77.0 million (US$9.3 million) in 2003 from RMB28.9 million in 2002. This increase was attributable to both growth in the number of unique employers using our online recruitment services as well as an increase in our average revenue per unique employer. We estimate that our number of unique employers increased 56.9% to 25,880 in 2003 from 16,497 in 2002. This growth primarily consisted of an increase in employers placing recruitment advertisements on www.51job.com and, to a lesser extent, reflected an increase in the use of our eHire web-based online resumé and recruitment management platform. We estimate that our average revenue per unique employer increased to RMB2,974 in 2003 from RMB1,754 in 2002. Our average revenue per unique employer increased as a result of purchases of higher priced online advertising and other online recruitment services that we added to our product line in 2003, as well as a migration of customers to higher priced products, partially offset by an increase in new online customers, who generally purchase basic, lower priced recruitment advertisements.

•	Executive search. Our executive search revenues increased 61.9% to RMB15.7 million (US$1.9 million) in 2003 from RMB9.7 million in 2002, primarily as a result of greater sales and marketing efforts and also, we believe an increased acceptance by employers of executive search as a recruitment tool.

•	Other human resource related revenues. Our revenues from other human resource related services increased 82.1% to RMB18.0 million (US$2.2 million) in 2003 from RMB9.9 million in 2002. This increase was primarily driven by growth in training revenues due to an increase in the number of seminars and human resource conferences we conducted. In addition, the increase reflected the introduction in 2003 of our eHR human resource management software and our business process outsourcing services.

      Net revenues and business tax. Our net revenues increased 77.2% to RMB280.1 million (US$33.8 million) in 2003 from RMB158.0 million in 2002. Our net revenues reflected our total revenues less the amounts paid as business taxes of RMB13.2 million (US$1.6 million) in 2003 and RMB7.5 million in 2002.

      Cost of services. Our cost of services increased 64.3% to RMB151.5 million (US$18.3 million) in 2003 from RMB92.2 million in 2002. The majority of this increase was represented by printing related expenses associated with the expansion of Career Post Weekly. In addition, our employee compensation expense increased primarily due to expansion of our staff to support our growing operations. Our cost of services in

2003 also included share-based compensation expense in the amount of approximately RMB0.6 million (US$0.1 million). Our cost of services declined as a percentage of revenues as we benefited from increasing economies of scale and operating efficiencies in our businesses.

      Gross profit. As a result of the above factors, our gross profit increased 95.4% to RMB128.6 million (US$15.5 million) in 2003 from RMB65.8 million in 2002. Our gross profit margin was 45.9% in 2003 compared to 41.6% in 2002.

      Operating expenses. Our operating expenses increased to RMB94.9 million (US$11.5 million) in 2003 from RMB63.5 million in 2002. The increase in our operating expenses was primarily due to an increase in sales and marketing expenses as well as our share-based compensation expense in 2003. Our operating expenses consisted of:

•	Sales and marketing expenses. Our sales and marketing expenses increased 58.6% to RMB38.6 million (US$4.7 million) in 2003 from RMB24.4 million in 2002. This increase was due to the hiring of additional sales and marketing personnel, increases in commissions paid to sales personnel, increases in expenses incurred for direct marketing and promotional campaigns, the opening of three new offices in Qingdao, Chongqing and Harbin, and the introduction of new human resource services in 2003. We calculate the commissions paid to sales personnel based on a percentage of total revenues generated by the employee. This percentage varies depending on the service that is sold. In addition, we pay bonuses to account executives for achieving certain sales targets. In 2003, our advertising and promotion expenses increased 75.0% to RMB7.1 million (US$0.9 million) from RMB4.0 million in 2002 as we increased our use of direct marketing, event marketing and other forms of promotion principally in connection with our expansion into new markets. We expect that sales and marketing expenses will continue to increase as we grow our businesses.

•	General and administrative expenses. Our general and administrative expenses increased 25.5% to RMB38.1 million (US$4.6 million) in 2003 from RMB30.4 million in 2002. This increase was primarily due to depreciation and to costs incurred in connection with the opening of three new offices, including rent, the hiring of new personnel and the purchase of office supplies.

•	Share-based compensation. Our share-based compensation expense included in operating expenses increased 105% to RMB18.1 million (US$2.2 million) in 2003 from RMB8.8 million in 2002. This increase was due to the recognition of RMB13.5 million (US$1.6 million) in share-based compensation expense in connection with the grant of options and extension of the exercise period of options in 2003. This was partially offset by a 47.5% decrease in share-based compensation expense recognized in connection with the issuance of common shares to our founders in 2000, to RMB4.6 million (US$0.6 million) in 2003 from RMB8.8 million in 2002, since the amortization of deferred share-based compensation relating to these shares ended when our repurchase arrangement with our founders with respect to these shares terminated in October 2003. Our share-based compensation expense is based on our determination of the fair market value of our common shares at the time we issued restricted common shares to our founders or at the time we granted employee share options in each year, as the case may be.

      Interest and investment income. Our interest and investment income increased 101% to RMB0.9 million (US$0.1 million) in 2003 from RMB0.5 million in 2002, as we invested a portion of our excess cash in an interest bearing bank deposit.

      Income tax benefit (expense). We recorded an income tax expense of RMB3.2 million (US$0.4 million) in 2003 compared to an income tax benefit of RMB1.3 million in 2002. In 2002, we reversed certain valuation allowances provided on deferred tax assets, following our determination that sufficient taxable income existed to utilize deferred tax assets that we had previously considered unusable.

      Net income. As a result of the above factors, our net income increased 726% to RMB32.6 million (US$3.9 million) in 2003 from RMB3.9 million in 2002.

          2002 compared to 2001

      Total revenues. Our total revenues increased 29.4% to RMB165.5 million in 2002 from RMB127.9 million in 2001. This increase was primarily due to increases in our print advertising revenues and our online recruitment services revenues. We derived our total revenues from:

•	Print advertising. Our print advertising revenues increased 28.6% to RMB117.0 million in 2002 from RMB90.9 million in 2001. This increase was primarily due to the growth in the number of recruitment advertisements placed in our editions of Career Post Weekly as we entered into five new markets and increased our penetration of our existing markets. We estimate that the number of print advertising pages increased 28.6% to 3,176 in 2002 from 2,469 in 2001. Our average revenue per page remained stable in 2002.

•	Online recruitment services. Our online recruitment services revenues increased 28.1% to RMB28.9 million in 2002 from RMB22.6 million in 2001. This increase was attributable to the growth in the number of unique employers using our online recruitment services, partially offset by a decline in average revenue per unique employer. We estimate that our number of unique employers increased 118% to 16,497 in 2002 from 7,584 in 2001. This increase primarily reflected a higher number of customers placing recruitment advertisements on www.51job.com. We believe that this growth was driven by the our increased sales and marketing efforts in both our existing and new markets. Our average revenue per unique employer decreased to RMB1,754 in 2002 from RMB2,978 in 2001. This reflected a significant increase in new online customers, who generally purchased basic, lower priced recruitment advertisements.

•	Executive search. Our executive search revenues increased 6.6% to RMB9.7 million in 2002 from RMB9.1 million in 2001, as we continued to develop and promote customer acceptance of these services in our markets.

•	Other human resource related revenues. Our revenues from our other human resource related services increased 86.5% to RMB9.9 million in 2002 from RMB5.3 million in 2001. This increase was primarily driven by growth in training revenues due to an increase in the number of seminars and human resource conferences we conducted.

      Net revenues and business tax. Our net revenues increased 29.6% to RMB158.0 million in 2002 from RMB122.0 million in 2001. Our net revenues reflected our total revenues less the amounts paid as business taxes of RMB7.5 million in 2002 and RMB6.0 million in 2001.

      Cost of services. Our cost of services increased 9.5% to RMB92.2 million in 2002 from RMB84.2 million in 2001. This increase was primarily due to printing related expenses relating to the expansion of Career Post Weekly into five new markets, partially offset by a reduction in 2002 in the number of copies printed for use in our direct marketing campaigns. In addition, direct costs associated with our training services increased as a result of the larger number of seminars and conferences we conducted in 2002.

      Gross profit. As a result of the above factors, our gross profit increased 74.3% to RMB65.8 million in 2002 from RMB37.8 million in 2001. Our gross profit margin was 41.6% in 2002 compared to 31.0% in 2001.

      Operating expenses. Our operating expenses increased to RMB63.5 million in 2002 from RMB61.0 million in 2001. Our operating expenses consisted of:

•	Sales and marketing expenses. Our sales and marketing expenses increased 31.6% to RMB24.4 million in 2002 from RMB18.5 million in 2001. This increase was due to the hiring of additional sales and marketing personnel in connection with opening offices in six new cities and increases in commissions paid to sales personnel, largely offset by a 42.1% decrease in advertising and promotion expenses to RMB4.0 million in 2002 from RMB7.0 million in 2001 as we reduced advertising activities in 2002.

•	General and administrative expenses. Our general and administrative expenses decreased 9.9% to RMB30.4 million in 2002 from RMB33.7 million in 2001. This decline primarily reflected a non-recurring expense relating to office relocation in 2001 and a reduction in bad debt provision in 2002.

•	Share-based compensation. Our share-based compensation expense included in operating expenses was RMB8.8 million in 2002 and RMB8.8 million in 2001 and consisted of share-based compensation expense recognized in connection with the issuance of restricted common shares to our founders in 2000.

      Interest and investment income. Our interest and investment income increased 546% to RMB0.5 million in 2002 from RMB0.07 million in 2001, primarily reflecting an increase in cash generated from operations which we deposited in interest bearing accounts at banks in China and Hong Kong.

      Income tax benefit. We recorded an income tax benefit of RMB1.3 million in 2002. We did not record income tax benefit or expense in 2001.

      Net income (loss). As a result of the above factors, our net income was RMB3.9 million in 2002 compared to our net loss of RMB23.0 million in 2001.

Liquidity and Capital Resources

      We believe that our current cash and cash equivalents, cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for the foreseeable future. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

          Liquidity

      Our liquidity has been principally affected by our significant increases in net cash from operating activities, our net cash inflow from the sale of Series A preference shares in 2001 and 2002 and our purchases of property, equipment and software. The following table sets forth a summary of our cash flows for the periods indicated.

	For the year ended December 31,				For the six months ended June 30,

	2001	2002	2003	2003	2003	2004	2004

	RMB	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	(7,137,961)	22,254,219	65,966,668	7,970,262	25,400,022	40,830,347	4,933,227
Net cash used in investing activities	(9,057,644)	(9,651,858)	(20,343,047)	(2,457,899)	(13,607,335)	(9,366,585)	(1,131,695)
Net cash provided by financing activities	25,788,659	25,819,211	746,227	90,161	—	6,343,599	766,450
Net increase in cash	9,570,758	38,298,181	46,446,812	5,611,823	11,794,695	37,584,002	4,540,996

      Cash flows from operating activities. Our increase in net cash provided by operating activities from 2001 to 2003 was primarily the result of a significant increase in net income. The substantial majority of this increase was due to growth in our print advertising revenues and our online recruitment services revenues. Our increase in net cash provided by operating activities in 2003 also reflected an adjustment of RMB18.7 million (US$2.3 million) for share-based compensation expense and RMB10.7 million (US$1.3 million) in advances from customers in the form of prepayments for advertisements and other services. We do not carry a backlog of customer orders, but we receive prepayments in the form of advance subscriptions for online recruitment services and, to a lesser extent, retainers for executive search services. The increase in 2003 was partially offset by a RMB12.4 million (US$1.5 million) increase in accounts receivable.

      Our net cash provided by operating activities for the six months ended June 30, 2004 was RMB40.8 million (US$4.9 million), as compared to RMB25.4 million for the six months ended June 30, 2003. This difference is primarily attributable to significantly higher net income for the six months ended

June 30, 2004, partially offset by an increase in prepayments and other current assets, and a reduction in advances from customers. In addition, our net cash provided by operating activities for the six months ended June 30, 2003 and for the six months ended June 30, 2004 also reflected adjustments of RMB14.7 million and RMB13.0 million (US$1.6 million), respectively, for share-based compensation expense.

      Cash flows from investing activities. Our net cash used in investing activities from 2001 to 2003 reflected purchases of property, equipment, software and other intellectual property rights in these years in connection with the general growth of our businesses and the opening of offices in new cities. In addition, our net cash used in investing activities in 2003 reflected our investment of RMB10.7 million (US$1.3 million) of our excess cash in an interest bearing bank deposit.

      Our net cash used in investing activities for the six months ended June 30, 2004 was RMB9.4 million (US$1.1 million), as compared to RMB13.6 million for the six months ended June 30, 2003. This difference primarily reflected the establishment of operations in three new cities, Changsha, Hefei and Ningbo, during the six months ended June 30, 2004, as well as continued upgrades of our technology and systems.

      Cash flows from financing activities. Our net cash provided by financing activities has been primarily affected by the sale of Series A preference shares in 2001 and 2002. In each of 2001 and 2002, we received net proceeds of RMB25.8 million from the sale of 2,999,904 Series A preference shares, for aggregate net proceeds of RMB51.6 million. Our net cash provided by financing activities in 2003 consisted of proceeds from the exercise of stock options by certain directors and executive officers.

      Our net cash provided by financing activities for the six months ended June 30, 2004 of RMB6.3 million (US$0.8 million) consisted of proceeds from the exercise of warrants to purchase Series A preference shares by one of our principal shareholders and from the exercise of options by certain directors and officers.

      Contractual cash obligations. Our contractual cash obligations consist largely of obligations under property lease agreements for office premises. Our other contractual cash obligations consist primarily of operating leases for computers. Payments made under operating leases, net of any incentive discounts that we receive from the leasing company, are charged to our income statement on a straight-line basis over the lease periods.

      We have entered into non-cancelable agreements with initial or remaining terms in excess of one year for the publication of Career Post Weekly, the lease of office premises, and the lease of computers and other equipment. The following table sets forth our future minimum payments with respect to such agreements through the years indicated, as of December 31, 2003:

	Publication	Office
	fees	premises	Others	Total

	RMB	RMB	RMB	RMB
2004	46,750,183	11,873,512	648,522	59,272,217
2005	15,278,333	9,470,002	—	24,748,335
2006	3,560,833	6,332,600	—	9,893,433
2007	833,333	—	—	833,333
2008	600,000	—	—	600,000

	67,022,682	27,676,114	648,522	95,347,318

      Future minimum payments with respect to these agreements as of June 30, 2004 are as follows:

	Publication	Office
	fees	premises	Others	Total

	RMB	RMB	RMB	RMB
2004	21,104,000	7,723,805	244,800	29,072,605
2005	11,392,708	12,607,897	—	24,000,605
2006	4,504,167	7,388,112	—	11,892,279
2007	1,095,833	254,029	—	1,349,862
2008	600,000	—	—	600,000

	38,696,708	27,973,843	244,800	66,915,351

      Our publication fees and office lease agreements are generally for a term of two years and we have no obligations beyond five years. We expect to renew substantially all of these agreements as they expire, although we cannot predict the terms and conditions of such renewals.

      Rental expenses incurred under operating leases were RMB9.9 million in 2001, RMB9.7 million in 2002, RMB10.5 million (US$1.3 million) in 2003, RMB5.2 million for the six months ended June 30, 2003 and RMB6.7 million (US$0.8 million) for the six months ended June 30, 2004.

      WFOE, our wholly owned PRC subsidiary, entered into equity pledge agreements with the shareholders of Qian Cheng and RAL, respectively. Under each of these equity pledge agreements, WFOE has an option, exercisable during a term of ten years, to purchase the equity interests in each of Qian Cheng and RAL, respectively, when and if, and at the lowest price, permitted by PRC law. At the end of the term, if and to the extent these options have not been exercised, WFOE is obligated to purchase the maximum amount of the equity interest in Qian Cheng and RAL, respectively, as permitted by applicable PRC law. For a detailed description of these equity pledge agreements, see “Corporate Structure — Contractual Arrangements Among Our Group Entities — Contractual arrangements with Qian Cheng” and “Corporate Structure — Contractual Arrangements Among Our Group Entities — Contractual arrangements with RAL.”

      We do not have material contractual obligations in currencies other than Renminbi.

          Capital resources

      We have financed our operations primarily through cash flows from operations as well as equity investments by certain of our founders and current shareholders. To date, we have not financed our operations through significant borrowings, and as of June 30, 2004, we had no material debt obligations outstanding to unrelated parties.

      Our external financing has consisted primarily of the proceeds from the sale of our Series A preference shares and warrants to purchase Series A preference shares. From June 2000 to January 2002, we sold an aggregate of 13,678,466 Series A preference shares for aggregate net proceeds of approximately US$14.0 million (RMB116.4 million), including a warrant to purchase 10,000 Series A preference shares which was exercised in May 2001. We also issued warrants to purchase 380,000 Series A preference shares which were exercised in March 2004. All of the warrants have been exercised and, upon the closing of this offering, all Series A preference shares will be automatically converted into an aggregate of 14,058,466 of our common shares. Our operations from inception through 2000 were financed primarily by equity and debt financing from our chief executive officer and director, Rick Yan, as well as equity financing by our other three founders.

      The ability of our subsidiaries to convert Renminbi into U.S. dollars and transfer them to us is subject to PRC foreign exchange regulations. Under these regulations, payments of current account items, including profit distributions, interest payments and expenditures from the transaction, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies.

      Our operations are conducted primarily through Tech JV and its subsidiaries. As a result, our ability to finance our operations and any debt that we, or our subsidiaries, may incur is dependent, in part, upon the flow of dividends from, and the payment of royalties and other fees by, our subsidiaries. The payment of dividends in China is subject to restrictions. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Our subsidiaries and affiliated entities in the PRC are also required to set aside a portion of their after-tax profits according to PRC accounting standards and regulations to fund certain reserve funds that are not distributable as cash dividends. Through certain contractual arrangements, we are able to require Qian Cheng to pay us any cash it receives as dividends or other distributions with respect to its minority shareholding in Tech JV and its subsidiaries. Our ability to obtain cash or other assets under these contracts depends on their effectiveness and enforceability. For a description of these agreements and our PRC counsel’s opinion as to their enforceability, see “Corporate Structure.” If we or any of our subsidiaries are unable to receive all of the revenues from our operations through these contractual arrangements or dividends, we may be unable to effectively finance our operations.

Off-Balance Sheet Arrangements

      We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

Quantitative and Qualitative Disclosures About Market Risk

          Interest rate risk

      Our exposure to interest rate risk for changes in interest rates relates primarily to the interest income generated by excess cash deposited in banks. As of June 30, 2004, we had cash and cash equivalents of RMB152.7 million (US$18.4 million). Cash and cash equivalents consist of cash on hand and in banks.

      The carrying amounts of cash and cash equivalents, accounts receivable and other receivables represent our principal exposure to credit risk in relation to our financial assets. As of June 30, 2004, substantially all of our cash and cash equivalents were held in uninsured accounts at major financial institutions located in China and Hong Kong that we believe are of acceptable credit quality. We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates, although our future interest income may fluctuate in line with changes in interest rates. The risk associated with fluctuating interest rates is principally confined to our cash deposits in banks, and, therefore, our exposure to interest rate risk is minimal.

          Foreign exchange risk

      Substantially all of our revenue generating operations are transacted in RMB, which is not fully convertible into foreign currencies and substantially all of our assets and liabilities are denominated in RMB. As a result, the conversion of our revenues is subject to PRC regulatory restrictions on currency conversion and we are exposed to risks posed by fluctuations in the foreign exchange market. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any revaluation of the Renminbi may materially and adversely affect our cash flows, revenues and financial condition, and the value of, and any dividends payable on, our ADSs in foreign currency terms. To the extent we hold assets denominated in U.S. dollars, including proceeds from this offering, any appreciation of the Renminbi against the U.S. dollar could result in a charge to our income statement and a reduction in the value of our U.S. dollar denominated assets.

      We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. See “Risk Factors — Risks Related to the People’s Republic of China — The fluctuation of the Renminbi may materially and adversely affect your investment.”

          Inflation and monetary risk

      Inflation in China has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in Consumer Price Index in China was 0.7%, (0.8%) and 1.2% in 2001, 2002 and 2003, respectively.

Recent Accounting Pronouncements

      In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51,” or FIN 46. In December 2003, the FASB issued a revised version of FIN 46, or FIN 46-R, in an effort to clarify the application of FIN 46. The interpretations define variable interests and specify the circumstances under which consolidation of entities will be dependent of such interests. We have adopted FIN 46 for all periods presented. For public entities, FIN 46-R is effective for all interests in VIEs as of the end of the first reporting period ending after March 15, 2004. However, early adoption is permitted. The adoption of FIN 46-R did not have a material effect on our consolidated financial statements.

      In June 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” or SFAS No. 150. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or as an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS No. 150 and still in existence at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of SFAS No. 150 did not have a material effect on our financial position or results of operations.

      In November 2002, the Emerging Issue Task Force, or EITF, reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables,” or EITF No. 00-21. This issue addresses how revenue arrangements with multiple deliverables should be divided into separate units of accounting and how the arrangement consideration should be allocated to the identified separate accounting units. EITF No. 00-21 is effective for fiscal periods beginning after June 15, 2003. We do not believe the adoption of this EITF will have a significant impact on our financial statements.

      In March 2004, the EITF reached a consensus on Issue 03-06, “Participating Securities and the Two-Class Method under FASB Statement No. 128,” or EITF No. 03-06. EITF No. 03-06 provides guidance regarding the computation of earnings per share by companies that have issued securities other than common shares that entitle the holder to participate in dividends and earnings of the company. EITF No. 03-06 provides further guidance on what constitutes a participating security and requires the application of the two-class method in determining earnings per share. EITF No. 03-06 is effective for the quarter ending June 30, 2004. We have applied the guidance in this EITF for the calculation of earnings per share in our financial statements.

OUR BUSINESS

Overview

      We believe that we are a leading provider of integrated human resource services in China, with a strong focus on recruitment related services. Our recruitment related services are delivered in both print and online formats, and these two services are closely integrated to allow us to reach a wide and diverse audience. The Internet, web-based applications and human resource software are critical aspects of our services.

      We believe that we are the only significant nationwide provider of integrated print and online recruitment advertising services in China. We believe that our integrated advertising services allow us to attract a broad base of advertisers and provide us with a platform from which we can market our other human resource related services. In addition to recruitment advertising services, we also provide executive search and other complementary human resource related services for large and small employers.

      Our goal is to be a “one-stop” solution to human resource departments by providing recruitment and other human resource related services to employers.

      Our business was initially conducted by our affiliated PRC companies, Run An and Qian Cheng. Run An was incorporated by Michael Lei Feng in January 1997. Run An’s original market research and insurance agency businesses, unrelated to our current operations, were discontinued in 1999. Run An first produced Career Post Weekly in Beijing in October 1998 and launched www.51job.com in September 1999. Run An began providing executive search services in 2000. Qian Cheng was established by Michael Lei Feng and Run An in February 1999 to provide advertising services.

          Recruitment related services

      Our recruitment related services consist of our integrated print advertising and online recruitment services as well as our executive search services. We generate the substantial majority of our revenues from these businesses. In 2003, we generated 62.3% of our revenues from our print advertising business, 26.2% of our revenues from our online recruitment services business and 5.4% of our revenues from our executive search business. For the six months ended June 30, 2004, we generated 65.5% of our revenues from our print advertising business, 22.3% of our revenues from our online recruitment services business and 4.8% of our revenues from our executive search business.

      Our three core recruitment services consist of:

      Print advertising. Our customers advertise job positions in Career Post Weekly, a city-specific recruitment publication which is published once a week and is distributed as an insert in major local newspapers and/or on a stand-alone basis. Career Post Weekly was produced in 19 cities in China as of June 30, 2004. We closely coordinate Career Post Weekly with our www.51job.com online recruitment website and all of the recruitment advertisements appearing in Career Post Weekly are also posted on www.51job.com. We generated RMB182.6 million (US$22.1 million) in revenues from Career Post Weekly in 2003, a 56.1% increase from 2002 revenues of RMB117.0 million. We generated RMB149.3 million (US$18.0 million) in revenues from our print advertising business for the six months ended June 30, 2004, a 93.3% increase from RMB77.2 million for the six months ended June 30, 2003. We estimate that we generated an aggregate of 4,635 print advertising pages in 2003, a 45.9% increase from an estimated 3,176 advertising pages in 2002. We estimate that we generated an aggregate of 4,256 print advertising pages in the six months ended June 30, 2004, a 122% increase from an estimated 1,916 advertising pages in the six months ended June 30, 2003.

      Online recruitment services. www.51job.com is our online recruitment website which we promote as a “destination site” for employers and job seekers in China. www.51job.com contains all of the recruitment advertisements appearing in Career Post Weekly as well as additional advertisements that appear online only. We update our recruitment advertisements on an hourly basis. Job seekers can also post resumés on our website. Employers can manage and organize their online review of resumés and candidates through our eHire web-based platform that we operate through our website. We believe that we are the largest dedicated national recruitment website in China in terms of registered job user accounts and posted job seeker resumés, with approximately 6.9 million user accounts established since the launch of our website in 1999 and approximately 4.6 million resumés posted online as of June 30, 2004. We generated RMB77.0 million (US$9.3 million) in revenues from our online recruitment services in 2003, a 166% increase from 2002 revenues of RMB28.9 million. We generated RMB50.8 million (US$6.1 million) in revenues from our online recruitment services for the six months ended June 30, 2004, a 52.3% increase from revenues of RMB33.4 million for the six months ended June 30, 2003. We estimate that we had 25,880 unique employers using our online recruitment services in 2003, a 56.9% increase from an estimated 16,497 unique employers in 2002. For the six months ended June 30, 2004, we estimate that 26,591 unique employers used our online recruitment services, a 65.6% increase from an estimated 16,053 unique employers for the six months ended June 30, 2003.

      Executive search. eSearch is our executive search service. Our searches are generally for mid-level professional, managerial and junior executive positions. We believe that eSearch is a valuable complement to our Career Post Weekly and www.51job.com recruitment services. eSearch increases our visibility with employers, attracts more experienced candidates to submit their resumés to us and positions us as a full service provider of recruitment solutions. We generated RMB15.7 million (US$1.9 million) in revenues from this service in 2003, a 61.9% increase from 2002 revenues of RMB9.7 million. For the six months ended June 30, 2004, we generated executive search revenues of RMB10.8 million (US$1.3 million), a 78.7% increase from revenues of RMB6.1 million for the six months ended June 30, 2003.

Other human resource related services

      We offer a number of other value-added human resource services in areas such as training, software applications, business process outsourcing and surveys.

      We offer public and in-house courses and seminars in business management, marketing, human resource, sales, manufacturing, secretarial and other skills. We have also developed a proprietary personnel assessment system used for employee evaluation, training, development and recruitment. In addition, we organize large human resource conferences and networking events. We launched these training services in 2001.

      In mid-2003, we launched a human resource management software package that allows employers to track attendance, payroll, vacation, and other employee related information. In mid-2003, we also launched our business process outsourcing service through which we perform human resource administrative functions such as payroll and benefits processing and tracking of compliance with local and national employment laws for businesses on an outsourced basis. Employers and employees can access information through a web-based platform for communication and decision-making purposes, although the processing of these functions is outsourced to us. We also provide salary survey studies with analysis on compensation levels across various cities, industries and positions. We have introduced these services on a limited basis only, and they do not currently contribute meaningfully to our revenues. We also provide stationery and office supplies to our business customers.

      We generated RMB18.0 million (US$2.2 million) in revenues from these other human resource related services in 2003, an 82.1% increase from revenues of RMB9.9 million in 2002. For the six months ended June 30, 2004, we generated RMB17.1 million (US$2.1 million) in revenues from other human resource related services, a 162% increase from revenues of RMB6.5 million for the six months ended June 30, 2003.

Our Revenue Model

      Although we provide services to both employers and job seekers, we derive substantially all of our revenues from employers. We receive a majority of our revenues in the form of fees from employers for placing job advertisements on Career Post Weekly and www.51job.com. We also receive fees from employers for access to our www.51job.com resumé databases, use of eHire and in connection with eSearch and other human resource related services.

      We have been profitable since 2002 on a full-year basis. In 2003, we generated total revenues of RMB293.3 million (US$35.4 million), a 77.2% increase from RMB165.5 million in 2002. In 2003, we recorded net income of RMB32.6 million (US$3.9 million), an increase of 726% from RMB3.9 million in

2002. For the six months ended June 30, 2004, we generated total revenues of RMB228.0 million (US$27.5 million), an 85.1% increase from RMB123.2 million for the six months ended June 30, 2003. For the six months ended June 30, 2004, we recorded net income of RMB26.0 million (US$3.1 million) compared to RMB1.8 million for the six months ended June 30, 2003.

Our Market Opportunity

      We believe that the human resource services industry has significant growth potential in China. As conditions in China’s growing economy become more liberalized and competitive, the role of human resource management within Chinese companies is growing in importance. As employers increasingly realize how critical identifying, attracting, developing and retaining qualified employees is to a firm’s success, we expect employers will seek professional services across all segments of the human resource services industry value chain.

      Moreover, we believe that employers will increasingly seek services that are national as well as local in scope and will look to access these services through multiple channels. As human resource operations become more complex, we also believe there is potential for employers to outsource a significant portion of human resource administration and management and will seek the service of third party providers, such as ourselves, to address these growing challenges.

      We believe that the following broad macroeconomic factors in China drive the growth of our industry:

•	Rapid economic growth and liberalization. China’s rapid economic growth over the past decade has served as an important catalyst for the development of the human resource services industry. China’s gross domestic product, or GDP, increased at a compound annual rate of approximately 10.2% from 1990 to 2002. According to China’s tenth five-year plan, GDP is expected to achieve approximately 7% compound annual growth rate from 2000 to 2005. Further, China’s recent entry into the WTO, accompanied by a proliferation of private businesses and an increase in the number of foreign multinational companies in China, has led to increased market liberalization and competition. In this competitive environment, companies in China are increasingly recognizing the need for improved human resource recruitment processes and management.

•	Growing number of business entities. As a result of economic growth and liberalization, the number of business entities operating in China has increased significantly. According to the National Bureau of Statistics of China, the total number of business entities registered in the PRC as “enterprise legal persons” increased 15% over a five-year period, from approximately 2.6 million in 1996 to approximately 3.0 million in 2001. The number of private sector business entities increased over 195% during this period to reach approximately 1.3 million business entities in 2001. We believe the private business entities most likely to seek human resource management and recruitment services are those that, due to competitive pressure, need to better manage their human resources and to quickly recruit employees with specialized skills or education. We believe that the growth in number of business entities, particularly in the private sector as a result of the continuing deregulation and liberalization of China’s economy, is driving the growth in job opportunities and an increase in demand for human resource management and recruitment services.

•	Substantial growth in job openings. The combination of heightened business activity and an increasing number of business entities has resulted in the significant growth in the number of job opportunities in China. Based on the latest available data from the PRC Ministry of Personnel, there were approximately 2.4 million job openings in China in the fourth quarter of 2003, a 60% increase over the approximately 1.5 million job openings in the fourth quarter of 2001. As the number of job opportunities continues to increase, we believe that there will be a growing need for effective channels to connect job seekers with potential employers as well as enabling employers to more efficiently identify and assess potential candidates.

      In addition to the above macroeconomic factors, we believe that changes in the composition of China’s labor market as well as changes in recruitment trends in China afford providers of human resource services such as ourselves with significant opportunities for further growth and development.

•	Urbanization of the work force. China’s large labor force is increasingly migrating toward urban areas due to employer demand. According to the 2003 China Labor Statistical Yearbook, urban employment represented approximately 248 million, or 34% of total employment, in 2002, up from approximately 26% in 1990. As a result of this increased urban concentration, major metropolitan areas have become the foundation for the growing human resource services industry in China. We believe that we are well positioned to take advantage of this demand for urban workers through our presence in 19 major cities in China.

•	Large and growing skilled labor force. As the Chinese economy grows and transitions toward more service based industries, we believe that China is developing a large skilled and educated labor force, a primary target segment for employers and, therefore, for providers of human resource services like us. According to the National Bureau of Statistics for China, from 1990 to 2002, workers employed in the tertiary, or “white collar,” service sector, increased approximately 76% from 120 million to 211 million. The educated work force has also grown significantly in recent years. Workers with at least a college level of education increased by 82% from 1997 to 2002, increasing from 25.8 million to 47.0 million workers. We believe that this large skilled and educated labor pool is becoming increasingly important to companies in China seeking to attract and retain these workers to build a competitive advantage. Our focus on helping companies recruit employees primarily for white collar jobs allows us to take advantage of this trend.

•	Increasing acceptance of new channels of recruitment. Most employers in China have traditionally relied on job fairs and/or referrals to recruit employees. In response to the foregoing macroeconomic factors, they are increasingly using new channels such as print advertisements and online job sites to recruit employees. Our ability to offer multiple channels of recruitment to employers enables us to take advantage of this trend.

•	The growth of the Internet as an important distribution channel for the human resource services industry, especially for recruitment advertising. According to the China Internet Network Information Center, the number of Internet users in China has increased from approximately 9 million in 1999 to 87 million as of June 30, 2004, ranking China the second largest market of Internet users in the world. We expect that further development of China’s technology infrastructure, more affordable and diversified means of Internet access, and expanding computer ownership will connect an increasingly larger group of job seekers and employers across a wider geographical area as well as facilitate the use of a web-based platform for the delivery of human resource services.

Our Competitive Strengths

      Through our nationwide network of offices, we provide our clients with a variety of human resource services through multiple distribution channels. In addition to our focus on both print and online recruitment advertising, we have developed additional products and services to address many human resource management needs. We believe that we are a market leader in many of our markets as a result of the following competitive strengths:

•	Our strong brand names help us enter new geographic markets and lines of business. We believe that our Career Post Weekly and www.51job.com are widely recognized as premier brand names in the recruitment advertising industry in major markets throughout China. We believe that these brands represent leading “destination sites” for job seekers due to their significant volume of recruitment advertisements. We believe that this brand awareness distinguishes us from our competition and is a valuable asset as we expand our core recruitment advertising businesses into new geographic markets and promote our other, complementary human resource services.

•	With our large sales force, we can directly market our services to existing and potential clients in key geographic markets and industries. We use our large sales force to directly market to employers, build and maintain client relationships and obtain critical market information and feedback on a local and nationwide basis. We train our sales teams to develop these relationships and extend our reach by coordinating strategies with our sales personnel in other markets, developing multiple points of contact and promoting the full range of our human resource products. We employed over 700 sales and account management representatives across 20 cities as of June 30, 2004.

•	The integration of our print and online recruitment advertising businesses allows us to extend the reach of our advertisements to a broad audience of job seekers while providing a cost-effective solution for employers. We believe that our integrated recruitment advertising model allows us to reach both job seekers who seek information online as well as those who use traditional print media in gathering recruitment information. In addition, Career Post Weekly allows us to attract recruiters targeting job seekers in the lower and middle income sectors of the job market who do not have easy access to the Internet. We believe that the integration of our recruitment advertising services provides a more comprehensive solution than either distribution channel would on a stand-alone basis, and enables us to reach a much broader and more diverse user base, making us more attractive to employers.

•	Our range of human resource services and wide geographic footprint make us attractive to businesses that require a broad range of human resource services in multiple markets. Many of our competitors in the print advertising business typically focus on a single city or regional market. Similarly, we believe that our online recruitment competitors generally lack a significant nationwide sales and marketing presence. Currently, we have offices in 20 cities across China and Hong Kong. We believe that our broad footprint allows us to offer cost-effective recruitment advertising services to employers conducting nationwide searches or seeking to fill positions in multiple markets. In addition, by providing a range of services, we position ourselves as a “one-stop” human resource provider which we believe provides us with important marketing and brand building advantages over competitors with more limited service offerings. Further, we believe that we are able to effectively and efficiently cross-sell our service to our clients, providing an array of human resource solutions.

•	We have a strong technology platform, and we are developing a number of additional software- and web-based human resource services. We believe that the technology available through both our website and our web-based applications provides significant added value to both employers and job seekers. In addition, we believe that we have developed innovative software applications that address a number of human resource problems. We have an in-house team of experienced engineers that develops software and services for human resource departments. We believe that our focus on developing technology to specifically address human resource issues distinguishes us from our competitors, and enables us to offer high quality services to customers.

•	Our highly experienced senior management team has a proven track record. We have an experienced senior management team that has successfully expanded our business and increased our revenues entirely through internal growth. Our senior management team successfully guided us through periods of significant uncertainty, such as during the SARS epidemic and the aftermath of the September 11 terrorist attacks. We believe that our management has positioned us as a market leader in many of the largest and most visible markets in China. We believe that the skill, industry knowledge and operating experience of our senior executives provide us with a significant competitive advantage as we seek to expand in our existing markets and successfully enter new geographic markets and lines of business.

Our Strategy

      Our objective is to become the market leader in each of our recruitment and other human resource businesses. We seek to integrate our service offerings to provide comprehensive nationwide human resource solutions to a wide range of domestic and foreign employers in China. In pursuing our goal, we intend to employ the following strategies:

•	Continue to invest in promoting our brands to enhance our image as a premier nationwide integrated provider of recruitment advertising and other human resource solutions. We intend to increase market awareness of our brand names among businesses and job seekers by:

—	using advertising and organizing events, product seminars and other activities to promote the benefits of our integrated, nationwide, print advertising, online recruitment services and our other human resource related services;

—	using targeted marketing to attract employers and access job seekers at job fairs, office buildings, universities and other public areas; and

—	conducting other innovative and cost-efficient promotional, direct and mass media marketing campaigns designed to increase our visibility and profile among job seekers and employers.

•	Increase our share in existing markets by continuing to aggressively build our sales force and develop relationships with human resource departments. We seek to increase our share in existing markets by:

—	expanding our sales force to enable us to directly market our service offerings to a larger pool of employers; and

—	dedicating our sales force to developing relationships with human resource departments at key large and medium sized businesses in targeted geographic markets and industries.

•	Capture a greater percentage of our customers’ human resource budgets. We intend to increase our share of our customers’ budgets by:

—	continuing to develop and introduce innovative human resource services to our customers that address their evolving needs;

—	offering employers the convenience and efficiency of a single source for a diverse range of human resource related services; and

—	increasing our geographical reach to enable us to offer services to businesses with operations across China.

•	Identify and target markets with significant potential demand for our services. We seek to expand into new markets by:

—	identifying cities with significant potential demand for print advertising, online recruitment services and other human resource related services;

—	selectively forming alliances with local newspapers to provide printing and distribution services as well as marketing support; and

—	developing our existing relationships with major employers to identify and address their recruitment advertising and other human resource related needs in markets where they have existing or planned operations.

•	Attract employers and job seekers by continuing to develop innovative software and web-based applications to meet their human resource and job search needs. We intend to attract employers and job seekers by:

—	continuing to develop our web-based services platform to meet the evolving needs of employers and job seekers;

—	continuing to improve our proprietary software and develop new software to take advantage of new technologies and new business opportunities; and

—	launching and expanding alternative distribution channels and methods of accessing our services.

Our Business

      We provide a range of human resource services in the following categories:

•	recruitment related services, including print advertising, online recruitment and executive search services; and

•	other human resource related services, such as training, software, web-based applications and business process outsourcing.

          Recruitment related services

      Print advertising — Career Post Weekly. Career Post Weekly is a city-specific recruitment advertising publication which is published once a week and is distributed as an insert in local newspapers and/or on a stand-alone basis. Career Post Weekly was published in 19 major cities in China as of June 30, 2004. We established operations in the cities of Changsha in January 2004, Hefei in March 2004 and Ningbo in May 2004. The 19 cities where Career Post Weekly is published and our newspaper contractor in each city are as follows:

City	Newspaper contractor(1)

Beijing	China Trade News
Changsha	Sanxiang Metropolitan News
Chengdu	Hua Xi Metropolitan News
Chongqing	Chongqing Business Daily
Guangzhou	Guangzhou Youth Daily
Dalian	Dalian Evening News
Hangzhou	Daily Business News
Harbin	Harbin Lifestyle Daily
Hefei	Hefei Evening News
Jinan	Jinan Times
Kunming	Chuncheng Evening News
Nanjing	Modern Express
Ningbo	Modern Golden News
Qingdao	Qingdao Financial Times
Shanghai	China Trade News
Shenyang	Liaoshen Evening News
Shenzhen	Nan Fang Metropolitan News
Wuhan	News Information Daily
Xian	China Merchant News

(1)	English translations of the Chinese names.

     Career Post Weekly is not published in Hong Kong.

      A different version of Career Post Weekly is published in each of our markets, with each version containing city-specific recruitment advertisements. We closely coordinate Career Post Weekly with our www.51job.com online recruitment website and post all of the recruitment advertisements appearing in Career Post Weekly on www.51job.com as well. Career Post Weekly contains recruitment advertisements for the full range of job categories that are available on our website, including sections for professional, middle management and technical personnel. Career Post Weekly is a Chinese language publication.

      Employers use Career Post Weekly both as a recruitment tool and as an advertising and publicity medium to promote their brand name and corporate awareness among job seekers. Career Post Weekly recruitment advertisements come in a variety of formats, from large, multi-color advertisements using graphics and corporate trademarks, often placed by international and large domestic companies, to simple text job announcements, typically posted by smaller, local businesses. Career Post Weekly is divided into a number of separate sections, with certain sections targeted at higher income and more educated job seekers containing large, colorful advertisements on glossy, high quality paper. Other sections contain simpler text-only advertisements targeted at middle and lower income job seekers.

      In China, entities engaged in publishing activities are required by the government to have a publishing license. Since we do not have any publishing licenses, we have established a relationship with a local newspaper in each market where Career Post Weekly is produced. These newspapers provide us with printing and publishing services on a contractual basis, generally for a term of two years. These newspapers also generally provide us with distribution and marketing support in our local markets, although we sometimes undertake marketing independently. Career Post Weekly is distributed as an insert in our contractor’s newspaper in an effort to increase our circulation and help us establish our brand name. As an insert in these newspapers, Career Post Weekly is sold at newsstands, kiosks, convenience stores, supermarkets and other venues. We provide vendors with marketing materials such as posters, display racks and other promotional items. We also circulate Career Post Weekly independently through our direct marketing campaigns. Our direct marketing includes offering free copies of Career Post Weekly at self-help kiosks at job fairs, in the lobbies of major office buildings, at post offices, on university campuses and in other public areas where the public circulation of newspapers is permitted. We have entered into exclusive marketing arrangements to offer free copies of Career Post Weekly in subway stations in certain cities.

      We change our newspaper contractor in a city when we are able to obtain more favorable terms or higher quality service from a different newspaper contractor. Since inception, we have changed our newspaper contractor in five of the 19 cities in which we currently have a contract with local newspapers. See “Risk Factors — Risk Related to Our Business — We are dependent on local newspaper contractors in each of our geographic markets to publish and distribute Career Post Weekly.”

      The advertising fees that we charge depend on a variety of factors, including the size, placement, format, and use of color and graphics in the advertisement, the length of time the advertisement is to appear, and the market in which the advertisement is placed. As we grow in our existing markets and expand into new cities, we increase our client base and the number of advertising pages that we produce. Our print advertising revenues are primarily affected by the number of print advertising pages and the fees that we charge. Pricing for specific products can vary significantly from city to city.

      The following table sets forth the estimated number of print advertising pages we generated and the cities where Career Post Weekly was published for the periods and as of the dates indicated.

				As of and for
	As of and for the year			the six
	ended December 31,			months ended
				June 30,
	2001	2002	2003	2004

Estimated number of print advertising pages(1)	2,469	3,176	4,635	4,256
Estimated number of cities where Career Post Weekly was published(2)	8	13	16	19

(1)	For the years ended December 31, 2001, 2002 and 2003, and for the six months ended June 30, 2004.

(2)	As of December 31, 2001, 2002 and 2003 and June 30, 2004.

     Increases in our estimated number of print advertising pages generally reflect our geographic expansion as well as further penetration of existing markets. However, there is no direct correlation between the growth in the number of cities in which we operate and in the overall number of our print advertising pages.

      Online recruitment services — www.51job.com. We established our online recruitment website, www.51job.com, in 1999. www.51job.com provides online recruitment advertisements in both Chinese and English on a city-by-city basis and covers many different job categories ranging from professional and middle management positions to clerical, industrial and hourly jobs. We regularly maintain and update our www.51job.com with job search, training and general career management content.

      We believe that www.51job.com is one of the largest dedicated national recruitment websites in China in terms of the number of recruitment advertisements. We also believe that www.51job.com is among the largest in terms of the number of registered job user accounts and posted job seeker resumés, with approximately 6.9 million user accounts established since the launch of our website in 1999 and approximately 4.6 million resumés posted online as of June 30, 2004. For 2003, we estimate that more than 25,000 unique employers contracted with us to place advertisements on our website. We believe that www.51job.com is perceived as a “destination site” by job seekers because of its large volume of advertisements and the job search, training and general career management and advisory content available on the website.

      We believe that www.51job.com provides employers with a cost-effective means of reaching their target audience. As our website contains nationwide recruitment advertisements, employers can access a large pool of potential candidates from a wide geographic area. Certain employers post advertisements solely online when they consider the demographics of their target audience to favor the use of the Internet for recruitment advertising. As a result, www.51job.com includes a higher number of technology related positions than Career Post Weekly as well as recruitment advertisements targeted at younger job seekers that are more likely to use the Internet. We generally update the advertisements on our website hourly, which allows employers to receive responses more rapidly than is generally possible using print advertisements. Employers also use our website as a marketing tool, placing advertising banners, trademarks, logos, website hyperlinks and other devices to promote their image for a fee that varies depending on the size and graphics in their presentation. We believe that certain employers view this image promotion as a significant means of attracting online job seekers to their recruitment advertisements on our website. As a result, we believe that our ability to offer these devices is an important element in our ability to attract online recruitment advertising business, which generates a material portion of our revenues. However, in the event of any adverse change in the actual or perceived effectiveness of online image promotion, or online advertising in general, our online recruitment advertising business may be adversely affected. See “Risk Factors — Risks Related to Our Business — If the Internet, and online advertising in particular, does not achieve broad acceptance in China as a medium for recruitment, our online recruitment services business may be adversely affected.”

      Employers can use our eHire web-based platform to search our job candidate database and download resumés for a fee. In addition, eHire contains other tools that enable employers to manage, organize and streamline the recruitment and hiring process. We also offer website design as an additional value-added service and marketing tool for corporate customers. We can build customized “private label” recruitment websites with the “look and feel” of a dedicated website. We design these sites in-house to client specifications and operate and maintain these sites for our clients. These client sites, together with our www.51job.com website, are hosted by China Telecom, China’s principal telecommunications and Internet service provider.

      The following table sets forth the estimated number of unique employers who used our online recruitment services for the periods indicated.

	For the year ended			For the six
	December 31,			months ended
				June 30,
	2001	2002	2003	2004

Estimated unique employers using online recruitment services	7,584	16,497	25,880	26,591

      www.51job.com provides job seekers with online tools to search for job opportunities and allows them to:

•	search and review all current recruitment advertisements;

•	receive e-mails of advertisements matching the job seeker’s profile and preferences;

•	submit resumés directly to prospective employers to apply for a desired position;

•	organize and track job related information and applications; and

•	obtain information about upcoming job fairs and career development and other job related information.

      We provide job seekers access to www.51job.com free of charge.

      We closely coordinate Career Post Weekly with our www.51job.com online recruitment website, and we post all of the recruitment advertisements appearing in Career Post Weekly on www.51job.com as well. We place a basic description of each Career Post Weekly recruitment advertisement on our website free of charge.

      Executive search — eSearch. To meet employers’ recruitment needs, we supplement our recruitment advertising service with our eSearch executive search services. We conduct searches principally for employers seeking to fill mid-level professional, managerial and junior executive positions. We conduct executive searches on behalf of corporate clients. We generally charge a total assignment fee of between 30% and 35% of the candidate’s annual compensation, including a minimum upfront retainer. We maintain a team of specialized executive search consultants whom we dedicate exclusively to providing this service, while working closely with our recruitment and other sales staff to cross-sell our products and develop client relationships. Substantially all of our executive search assignments are engaged locally in China.

      We believe that there is a growing market for this service as companies expand and need to hire qualified professional and managerial personnel, including those who are not active job seekers. We believe that we are well positioned to expand into this market as we currently provide premium recruitment advertising services in many cities across China. We believe that our position provides us with a competitive advantage as we can attract employers that use our www.51job.com website or Career Post Weekly but are first-time executive search users. In addition, our search consultants can access our extensive online candidate resumé database which other search firms are restricted from using. We are also able to cross-market our executive search services to clients seeking a range of high quality recruitment services.

          Other human resource related services

      We conduct training seminars in business management, leadership, sales and marketing, human resource, negotiation skills, financial planning and analysis, public administration, manufacturing, secretarial and other skills. We provide approximately 60% of our seminars to the general public and 40% of our seminars on a customized, in-house basis for corporate clients. We also organize and host annual human resource conferences in many of our cities. These conferences include lectures, seminars, workshops and networking events for human resource professionals. Although we do not generate significant revenues from hosting these conferences, this service provides us with exposure to, and interaction with, existing and prospective clients. We believe that our training services build our brand awareness as a leading provider of integrated human resource services.

      We have also developed a proprietary personnel assessment system to assist human resource departments in evaluating job candidates and existing employees. We offer this system to help human resource departments evaluate an employee’s capabilities and disposition, in aiding employee placement, in allocating employee resources and in recruitment.

      We offer our monthly human resource trade magazine called Human Capital to selected clients on a complimentary basis. This magazine, which has been produced since August 2002, is targeted principally at corporate human resource personnel and contains articles, commentary, interviews, and reports on human capital management topics.

      We launched our eHR human resource management software in mid-2003 that allows employers to track attendance, payroll, vacation and other employee related information. This proprietary software has been developed by our own team of engineers and is focused on addressing specific needs of human resource departments. This product has been rolled out on a limited basis to a small number of customers. We will continue to deploy resources to enhance and refine features in our software and web-based applications in response to customer feedback.

      In mid-2003, we launched our business process outsourcing service through which we perform human resource administrative functions for employers on an outsourced basis. Currently, we provide business process outsourcing services with respect to social insurance and welfare payment processing, tracking compliance with local governmental employment regulations and payroll processing.

      We currently provide these services on a limited basis to a small number of customers as we build our outsourcing capability and expertise. We seek to develop these services so that we can offer a “one-stop” solution to our clients. While the market for these services in China is still limited compared to developed economies like the United States, we expect to further expand and develop these services as the market in China for these services grows. We believe that there is significant future potential for these services as more companies in China become accustomed to using third parties to perform human resource administrative functions.

      We also provide salary survey studies with analysis on compensation and benefits packages across various cities, industries and positions. Human resource departments utilize our information to understand the market for compensation levels and to determine compensation and benefits packages for employees and candidates. Employers value this information because competitive compensation packages are often a critical part of an employer’s employee retention strategy. We can provide general surveys or tailor our research to a client’s specifications. We also provide stationery and office supplies to our business customers.

Technology

      We design and update our website and develop our proprietary software entirely in-house. Our website is hosted by China Telecom, China’s principal telecommunications and Internet service provider. We own the copyrights, software, trademarks and other intellectual property with respect to the design and content of our website, other than the advertisements and trademarks provided by our advertisers.

      We employ a large staff of website designers and technicians to update and enhance our website as well as to design, build and provide assistance to customers that are creating their own recruitment website. We update the advertisements on our website from our central offices in Shanghai. We also have technicians in Beijing, Guangzhou and Shenzhen to service key accounts and to supplement our central operations in the event of an emergency. New recruitment advertisements provided to us by employers who have purchased and registered online accounts generally appear on our website within several hours. Complimentary online postings for advertisements in Career Post Weekly generally appear on www.51job.com within one to two days.

      From time to time we experience slower Internet service from our Internet service provider, China Telecom, as a result of technical difficulties associated with high traffic volumes, computer viruses, the proliferation of “spam” e-mail traffic and other difficulties that generally affect Internet traffic. To date, we have not been subject to significant targeted disruptions or “hacking” and we believe that difficulties we have experienced relating to the speed of the Internet service and web-hosting provided by China Telecom are consistent with the difficulties that affect Internet service in China generally. To date, our website has not gone off-line or been shut down for any significant period of time. We do not believe that our business has been materially disrupted or negatively affected by technical difficulties with respect to our website. However, we cannot assure you that our business will not face material disruptions or damage from spam, viruses, hacking or other technical difficulties. See “Risk Factors — Risks Related to Our Business — Computer viruses and “hacking” may cause delays or interruptions on our systems and may reduce use of our services and damage our reputation and brand names,” “— We are vulnerable to natural disasters and other calamities,” and “— We are dependent on our Internet service provider, and we are vulnerable to failures of the Internet, fixed line telecommunications networks in China and our technology platform.”

      We did not incur material expenditures with respect to our research and development activities in any of the three years ended December 31, 2001, 2002 or 2003 or in the six months ended June 30, 2004.

Competition

      We face significant competition in each of our markets with respect to each of our lines of business. See “Risk Factors — Risks Related to Our Business — Because we face significant competition, including intense competition in several of our markets, we may lose market share and our results of operations may be materially and adversely affected.”

          Print advertising

      Career Post Weekly is published in 19 cities across China and our core markets include Beijing, Guangzhou, Shanghai and Shenzhen. We face intense competition within all of our markets. Our competitors typically consist of one or more large local newspapers that include a help-wanted circular as a section. Our competitors in our core markets include Beijing Youth Daily, Guangzhou Daily, Shanghai Talent Market and Shenzhen Special Zone Daily.

          Online recruitment services

      We experience intense competition in our online recruitment services businesses from dedicated online recruitment websites and, to some extent, from national Internet portals in China. We are not aware of any online competitor that also operates a significant print advertising business. We view our principal existing online competitors to be ChinaHR.com, Cjol.com and Zhaopin.com, all of which are dedicated online recruitment websites.

      In addition to these dedicated online recruitment websites, a number of well established nationwide Internet portals, including NetEase.com, sina.com, sohu.com and tom.com, have entered the online recruitment advertising market and are offering job listing services. None of the Internet portals are dedicated providers of recruitment advertising or other human resource products, and each offers a wide variety of other online services. However, any or all of our online or print competitors may decide to allocate significant additional resources to providing recruitment advertising or other human resource services. In such an event, we could encounter significantly increased competition in some or all of our markets.

          Other services

      We believe that the competition for our other human resource related services, especially for executive search and training services, is largely fragmented and localized. The main competitors in our market for executive search services in China include entities such as Bó-Lè Associates, Ltd., Hudson Highland Group, which is a spin-off from TMP Worldwide, Standard, and Sterling, each of which provides executive search services on a nationwide basis.

Customers

      Our customers consist of large multinational corporations, large national PRC corporations and local PRC enterprises of all sizes.

Sales and Marketing

      Our sales and marketing strategy is focused on promoting our brand names and further establishing our reputation as an integrated provider of high quality human resource services. Through direct marketing, event marketing, mass media advertising, online marketing, cross-marketing and media promotions, we target three key groups:

•	employers with hiring needs;

•	job seekers; and

•	human resource departments with actual or potential outsourcing needs.

      Direct marketing. We target employers principally through direct marketing. As of June 30, 2004, we employed over 700 sales and account management representatives across our 20 cities that identify and contact potential customers directly via telephone, personal sales visits, the Internet and the mail. We train our sales staff to cross-sell all of our services and to design comprehensive packages of human resource services for potential clients to meet their specific requirements. We believe that direct marketing has been highly effective in attracting new customers. In addition, we believe that, by providing significant contact with potential clients, direct marketing enables us to understand the current and evolving needs of our existing and prospective customers and helps us develop new services and products.

      Event marketing. We organize customer events such as recruiting workshops and product information seminars as well as networking social events to provide our sales team an opportunity to interact with employers and better understand their needs. To attract potential job seekers, we provide complimentary copies of Career Post Weekly at job fairs, at office buildings, in subway stations in select cities and in other public and commercial areas. We believe that offering complimentary copies of Career Post Weekly to job seekers is also a highly effective means to cross-promote our www.51job.com website.

      Mass media advertising. We use traditional mass media advertising on a selective basis to increase our visibility and profile. We advertise using various media, including television, radio, and outdoor advertising on billboards, bus stops and buses. In addition, we advertise on print media such as newspapers, magazines and industry publications and telephone directories.

      Online marketing. We use Internet advertising, including banners, keyword and hyperlink purchases and paid listings, to promote our brand names. We also conduct online promotion campaigns such as prize drawings and giveaways with the goal of attracting traffic to our website and enhancing the loyalty of job seekers.

      Cross-marketing. We cross-market our brand names, services and products in Career Post Weekly, on www.51job.com and in Human Capital. We also establish cross-marketing relationships with a variety of partners. We believe that we also benefit from recommendations and referrals by our large existing base of Career Post Weekly and www.51job.com job seekers and employers.

      Media promotions. We produce studies on job market trends that are regularly featured and published in magazines, in newspapers and online. We believe this exposure heightens our profile among both employers and job seekers, and attracts interest and generates sales inquiries for our services.

Employees

      We had 706 employees, 893 employees, 1,481 employees and 1,937 employees as of December 31, 2001, 2002 and 2003, and June 30, 2004, respectively. The following table sets forth the number of our employees categorized by function as of the dates indicated.

	As of	As of
	December 31, 2003	June 30, 2004

Sales and account management	534	744
Marketing and merchandising	396	474
Technology and online operations	145	218
Customer service and production	166	216
Search and training consultants	106	115
General and administrative	134	170

Total(1)	1,481	1,937

(1)	Includes 410 and 569 temporary, part-time and contract employees as of December 31, 2003 and June 30, 2004, respectively.

     We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. Our employees are not represented by any collective bargaining agreements or labor unions.

      We are required by PRC law to participate in various government sponsored benefit and pension programs for our employees. We are required to accrue a certain portion of the salaries, bonuses and certain other payments to our employees for these benefits. The total amount we have accrued under our employee benefits plans was approximately RMB11.7 million (US$1.4 million) for 2003 and RMB7.6 million (US$0.9 million) for the six months ended June 30, 2004.

      Under our 2000 stock option plan, we granted certain employees options to acquire our common shares. For a description of our share option plan, see “Management — Stock-Based Compensation Plans.”

Intellectual Property and Proprietary Rights

      We regard our copyrights, trademarks, trade secrets and other intellectual property rights as critical to our business. We rely on trademark and copyright law, trade secret protection, non-competition and confidentiality and/or licensing agreements with our executive officers, clients, contractors and others to protect our intellectual property rights. We have registered our www.51job.com Internet domain name as well as a number of similar domain names in an effort to prevent entities from diverting online traffic away from our website.

      We have registered ten trademarks with the Trademark Office of the PRC State Administration for Industry and Commerce, including , 51job.com, , eHire, , eSearch, and . We are applying for three additional trademarks in the PRC relating to our company, products and services. In addition, our wholly owned British Virgin Islands subsidiary 51net has registered our trademarks , 51job.com and with the Patents Registry, Intellectual Property Department of the Hong Kong Special Administrative Region. 51net is also the registered owner of our trademarks and 51job.com with the Intellectual Property Bureau of the Taiwan Ministry of Economy.

      All of our trademarks and the www.51job.com domain name are owned or registered in the PRC by 51net and WFOE. Under a trademark license agreement between 51net, as licensor, and RAL, as licensee, RAL has the right to use certain trademarks in the PRC, with no right of assignment or sublicense. Under a domain name license agreement between 51net, as licensor, and RAL, as licensee, RAL has the right to use the www.51job.com domain name in connection with the operation of our website. See “Corporate Structure — Contractual Arrangements Among Our Group Entities.”

      Our intellectual property is subject to theft and other unauthorized use, and our ability to protect our intellectual property from unauthorized use is limited. In addition, we may in the future be subject to claims that we have infringed the intellectual property rights of others. See “Risk Factors — Risks Related to Our Business — If we are unable to prevent others from using our intellectual property, our business may be materially and adversely affected” and “— We may be exposed to infringement or misappropriation claims by third parties, which, if successful, could cause us to pay significant damage awards.”

Properties

      Our principal executive office is located at 21st Floor, Wen Xin Plaza, 755 Wei Hai Road, Shanghai 200041, People’s Republic of China, under a lease that expires in December 2006. We also lease operating office space in Beijing, Changsha, Chengdu, Chongqing, Dalian, Guangzhou, Hangzhou, Harbin, Hefei, Jinan, Kunming, Nanjing, Ningbo, Qingdao, Shanghai, Shenyang, Shenzhen, Wuhan, Xian and Hong Kong.

Legal Proceedings

      There are no material legal proceedings, regulatory inquiries or investigations pending or, to our knowledge, threatened against us. From time to time, we undertake legal action against entities that misappropriate the content of our www.51job.com website, including recruitment advertisements and the design of our website, our brands and trademarks, materials from our training courses and other proprietary intellectual property. Our intellectual property is subject to theft and other unauthorized use, and our ability to protect our intellectual property is limited. In addition, we may in the future be subject to claims that we have infringed the intellectual property rights of others. See “Risk Factors — Risks Related to Our Business — We may be exposed to infringement or misappropriation claims by third parties, which, if successful, could cause us to pay significant damage awards.”

REGULATION

      Advertising agencies, human resource service firms and Internet content providers are subject to substantial regulation by the PRC government. An “Internet content provider” is a commercial operator providing the delivery of Internet content. This section sets forth a summary of the most significant PRC regulations that affect the business and the industries in which we operate.

Scope of Regulation

      In addition to laws and regulations that apply generally to advertising agencies, human resource firms and Internet content providers, special limitations apply to foreign ownership of businesses engaged in advertising, human resource and Internet content providing services in China.

Limitations on Foreign Ownership of Our Businesses

Advertising companies

      The principal regulations governing foreign ownership of advertising companies in China include:

•	Foreign Investment Industry Guide Catalogue (2002); and

•	Regulations on Administration of Foreign Investment in Advertising Enterprises (2004).

      Under these regulations, foreign investors, individually or in the aggregate, are currently permitted to own up to 70% of the equity interest in an advertising company in the PRC and, starting December 10, 2005, will be permitted to own 100% of the equity interest in an advertising company in the PRC. The schedule for relaxation of limitations on foreign ownership contained in current regulation reflects the PRC government’s commitments made in connection with the country’s entry into the World Trade Organization, or the WTO.

Human resource services companies

      The principal regulation governing ownership in human resource services companies in China is the Interim Regulations on the Administration of Sino-foreign Equity Joint Venture as Human Resource Agencies (2003), jointly promulgated by the PRC Ministry of Personnel, the PRC Ministry of Commerce and the PRC State Administration for Industry and Commerce. Under this regulation, the percentage of foreign ownership in the equity interest of a foreign invested human resource services company cannot be less than 25% or more than 49%.

Internet content providers

      In the PRC, entities that coordinate with Internet service providers (such as telecommunications companies) to effect the online placement of content provided by either themselves or third parties are defined as “Internet content providers” and require a special license. An entity may provide online services to customers, including selling recruitment advertising and other online services, without being required to have an “Internet content provider” license. However, the act of coordinating with the Internet service provider to effect the placement of such content requires an “Internet content provider” license.

      The principal regulations governing foreign ownership in Internet content providers in China include:

•	Administrative Rules for Foreign Investments in Telecommunications Enterprises (2001); and

•	Foreign Investment Industry Guidance Catalogue (2002).

      Under these regulations, foreign investors, individually or in the aggregate, are prohibited from owning more than 50% of a PRC entity that provides value-added telecommunications services, which include the service of providing Internet content.

Recent changes in regulation

      In accordance with its commitments made in connection with the PRC’s entry into the WTO, the PRC government has reduced the limitations on foreign investment in advertising businesses in China. On March 2, 2004, the PRC government eliminated the requirement that advertising agencies be controlled by PRC shareholders and increased the maximum foreign ownership percentage to 70%. Beginning in December 2005, advertising agencies may be wholly owned by foreign entities. In addition, foreign persons are not allowed to own more than 49% of the equity interest in an enterprise conducting human resource services under a regulation enacted in November 2003, or more than 50% of the equity interest in an Internet content provider under a regulation enacted in 2001.

      There are no laws or regulations setting forth any schedule for future relaxation of limitations in the human resource and Internet content businesses. Jun He Law Offices, our PRC counsel, has been informed by the WTO office of the PRC Ministry of Commerce in a consultation that the limitations on foreign investment in these industries are expected to be reduced, but the WTO office could not predict the pace and implementation schedule of these long-term policies, and we cannot assure you when or if such changes may occur.

General Regulation of Our Businesses

Advertising

      The PRC State Administration for Industry and Commerce is responsible for regulating advertising activities in the PRC. The principal regulations governing advertising (including online advertising) in China include:

•	Advertising Law (1994); and

•	Administration of Advertising Regulations (1987).

      Under these regulations, any entity providing advertising services must obtain an advertising license from the PRC State Administration for Industry and Commerce or one of its local offices.

Human resource

      Human resource services firms in China are mainly regulated by the PRC Ministry of Personnel. The principal regulation applicable to human resource services firms is the Regulations on Administration of Human Resource Markets (2001), jointly promulgated by the PRC Ministry of Personnel and the PRC State Administration for Industry and Commerce. Under this regulation, any entity providing human resource services in China must obtain a human resource services license from the local Administration of Personnel. Each of these Administrations may adopt rules, with some degrees of variation among provinces, to regulate human resource services operations conducted within the province.

Internet content services and online commerce

      The delivery of content on our website is subject to PRC laws and regulations applicable to telecommunications and Internet service providers. We are also within the regulatory jurisdiction of various governmental bodies, including the PRC Ministry of Information Industry and the PRC State Administration for Industry and Commerce. The principal regulations applicable to telecommunications and Internet service providers include:

•	Telecommunications Regulations (2000);

•	The Administrative Measures for Telecommunications Business Operating Licenses (2001); and

•	The Internet Information Services Administrative Measures (2000).

      Under these regulations, delivery of Internet content is classified as a value-added telecommunications service, and a commercial operator of such services must obtain an Internet content provider license from the appropriate telecommunications authorities.

      There are no PRC laws that have national applicability to online commerce relating to advertising and human resource services. However, local authorities may impose requirements on online business activities conducted within its jurisdiction, such as registration or filing requirements.

Regulations Relating to Our Intellectual Property Rights

      China has adopted comprehensive legislation governing intellectual property rights, including trademarks, patents and copyrights. China has adhered to the main international conventions on intellectual property rights and has become a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the WTO in December 2001.

      The PRC amended its Copyright Law in 2001 to widen the scope of works that are eligible for copyright protection. The amended Copyright Law extends copyright protection to cover Internet activities and products disseminated over the Internet. Copyrighted software is protected under the Copyright Law and other regulations. In addition, there is a voluntary registration system administered by the China Copyright Protection Center.

      Registered trademarks are protected under the Trademark Law adopted in 1982 and revised in 2001. Trademarks can be registered with the Trademark Office of the PRC State Administration for Industry and Commerce for renewable ten year periods. Trademark license agreements are required to be filed with the Trademark Office of the PRC State Administration for Industry and Commerce for the record.

      Domain name disputes are governed by the Measures on Domain Name Dispute Resolution promulgated by the Chinese Internet Network Infrastructure Center, or CNNIC, on September 25, 2002, under which CNNIC can authorize domain name dispute resolution institutions to decide disputes.

Regulations Relating to Internet Privacy

      The Constitution of the PRC provides that PRC law protects the freedom and privacy of communications of citizens and that infringement of such rights is not permitted. While PRC laws do not prohibit Internet content providers from collecting personal information of their users, in recent years, the relevant government authorities have enacted legislation on the use of the Internet that recognizes the protection of personal information from unauthorized disclosure. Under the Regulation on Internet Information Service, Internet information service providers are prohibited from producing, copying, publishing or distributing information that is humiliating or slanderous to others or that trespasses the lawful rights and interests of others. Depending on the nature of their violation, Internet content providers that violate this provision may face criminal charges or be sanctioned by security authorities. In addition, they may be ordered to temporarily suspend their service, or their licenses may be revoked. While PRC laws do not prohibit Internet content providers from collecting personal information of their users, under the Administration Regulation on the Internet BBS Service, Internet content providers that provide electronic messaging services must keep users’ personal information confidential and must not disclose such personal information to any third party without the consent of the users, unless the law requires such disclosure. The regulations further authorize the relevant telecommunications authorities to order Internet content providers to rectify an unauthorized disclosure. Internet content providers could be subject to legal liability if the unauthorized disclosure causes damages or losses to the users. To comply with these regulations, we provide subscribers to our website with a range of confidentiality options. They may choose to authorize us to disclose their personal information to third parties, or to instruct us to keep this information strictly confidential. Our systems are designed to maintain information received from these subscribers in accordance with their instructions.

      However, the PRC government retains the power and authority to order Internet content providers to turn over personal information of Internet users if the users post any prohibited content or engage in illegal activities on the Internet.

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign currency exchange

      The principal regulation governing foreign currency exchange in the PRC is the Foreign Currency Administration Rules (1996), as amended. Under these rules, Renminbi is freely convertible for payments of current account items, such as trade and service related foreign exchange transactions and dividend payments, but not for expenses of capital, such as direct investment, loan or investment in securities outside the PRC unless the prior approval of the State Administration for Foreign Exchange of the PRC is obtained.

      Under the Foreign Currency Administration Rules, foreign-invested enterprises in the PRC may purchase foreign exchange without the approval of the State Administration for Foreign Exchange of the PRC for trade and service related foreign exchange transactions by providing commercial documents evidencing these transactions. They may also retain foreign exchange (subject to a cap approved by the State Administration for Foreign Exchange of the PRC) to satisfy foreign exchange liabilities or to pay dividends. However, the relevant PRC government authorities, which have significant administrative discretion in implementing the laws, may restrict or eliminate the ability of foreign-invested enterprises to purchase and retain foreign currencies in the future. In addition, foreign exchange transactions involving direct investment, loan and investment in securities outside the PRC are subject to limitations and require approvals from the State Administration for Foreign Exchange of the PRC.

Dividend distribution

      The principal regulations governing distribution of dividends paid by wholly foreign owned enterprises and Sino-foreign equity joint ventures include:

•	Wholly Foreign Owned Enterprise Law (1986), as amended;

•	Wholly Foreign Owned Enterprise Law Implementing Rules (1990), as amended;

•	Sino-foreign Equity Joint Venture Enterprise Law (1979), as amended; and

•	Sino-foreign Equity Joint Venture Enterprise Law Implementing Rules (1983), as amended.

      Under these regulations, foreign-invested enterprises in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign-invested enterprises in the PRC are required to set aside certain amounts out of their accumulated profits each year, if any, to fund certain reserve funds. These reserves are not distributable as cash dividends.

MANAGEMENT

Directors and Executive Officers

      Members of our board of directors are elected by our shareholders. Effective upon the closing of this offering, our board of directors will consist of five directors. Our executive officers are appointed by, and serve at the discretion of, our board of directors.

      The following table sets forth information concerning our directors and executive officers. The business address of each of our directors and executive officers listed below is 21st Floor, Wen Xin Plaza, 755 Wei Hai Road, Shanghai 200041, People’s Republic of China.

Name	Age	Positions

Donald L. Lucas	74	Chairman of the board (independent director)
Rick Yan	42	Director, chief executive officer, president and secretary
David K. Chao	37	Director
Shan Li	41	Independent director
Charles E. Phillips, Jr.	45	Independent director
Kathleen Chien	34	Chief financial officer and senior vice president
Michael Lei Feng	36	Senior vice president
Norman Lui	33	Vice president
Tao Wang	41	Vice president
David Weimin Jin	34	Vice president

          Directors

      Donald L. Lucas is the chairman of the board of directors of our company. Mr. Lucas became an independent director of our company in February 2004. Mr. Lucas received his Bachelor of Arts degree from Stanford University and his Master of Business Administration degree from the Stanford Graduate School of Business. In 1960, Mr. Lucas began a seven-year participation, including acting as both a general partner and a limited partner with Draper, Gaither & Anderson, the first venture capital firm organized on the West Coast in the United States. Since 1967, Mr. Lucas has been actively engaged in venture capital activities as a private individual. Mr. Lucas currently serves as a board member of Cadence Design Systems, Inc., Macromedia, Inc., Oracle Corporation and PDF Solutions, Inc. He also serves as a director for several privately held companies. Mr. Lucas is the chairman of the board of the Stanford Institute for Economic Policy and Research and a Trustee of the University of Santa Clara.

      Rick Yan is a director, chief executive officer and president of our company. Mr. Yan has been a director and chief executive officer of our company since 2000. Mr. Yan is responsible for our overall strategy and management. Mr. Yan received his Bachelor of Engineering degree and Master of Philosophy degree from the University of Hong Kong and his Master of Business Administration degree with distinction from INSEAD in France. Mr. Yan was an investor and advisor of our company from its inception and prior to his appointment as chief executive officer. Prior to joining our company, Mr. Yan was a Director and the Head of China Practice at Bain & Company, an international strategy consulting company. Mr. Yan joined the firm in London in 1989, returned to Asia and set up Bain & Company’s Hong Kong and Beijing offices in 1991 and 1993, respectively. In his 11-year tenure with Bain & Company, Mr. Yan was widely acknowledged as an expert in the consumer products and technology sectors. Prior to his affiliation with Bain & Company, Mr. Yan worked at Hewlett-Packard in Hong Kong for four years and was awarded Marketing Executive of the Year.

      David K. Chao is a director of our company. Mr. Chao has been a director of our company since 2000. Mr. Chao received his Bachelor of Arts degree in Economics and East Asian Studies (Anthropology) with high honors from Brown University and his Master of Business Administration degree from Stanford University. Mr. Chao is a Co-founder and Managing General Partner of DCM — Doll Capital Management, a venture capital firm based in the Silicon Valley. Prior to joining DCM, Mr. Chao was a founding executive of one of the largest mobile virtual network operators in Japan. He also worked as a management consultant at McKinsey & Company in San Francisco. Prior to that, Mr. Chao worked in marketing and product management at Apple Computer and was one of the account executives for Recruit, Japan’s largest human resource advertising and services company. Mr. Chao serves on the boards of directors of numerous DCM portfolio companies. He is a Management Board member of the Stanford Graduate School of Business Board of Trustees and a member of The Thacher School Board of Trustees. He also serves on the board of directors of Legend Capital and the board of advisors for Red Herring.

      Shan Li is a director of our company. Mr. Li became an independent director of our company in February 2004. Mr. Li holds a Bachelor of Science degree in Management Information Systems from Qinghua University, a Master’s degree in Economics from the University of California at Davis and a Ph.D. in Economics from the Massachusetts Institute of Technology. Mr. Li is a veteran of the banking industry, having held various executive positions with Goldman Sachs, Lehman Brothers, Credit Suisse First Boston and China Development Bank. Mr. Li is currently the chief executive officer of Bank of China International Holdings.

      Charles E. Phillips, Jr. is a director of our company. Mr. Phillips became an independent director of our company in May 2004. Mr. Phillips holds a Bachelor of Science degree in Computer Science from the United States Air Force Academy, a Master of Business Administration degree in Finance from Hampton University in Virginia and a J.D. from New York Law School. Mr. Phillips is President and a director of Oracle Corporation with responsibilities for field operations and customer-facing activities, including consulting, marketing, partners and sales as well as corporate strategy and business development. Prior to joining Oracle in 2003, Mr. Phillips worked in the Institutional Securities Division of Morgan Stanley for nine years and at various other investment banks for eight years. He was ranked the number one enterprise software industry analyst by Institutional Investor magazine each year from 1994 to 2002.

          Other executive officers

      Kathleen Chien is chief financial officer and a senior vice president of our company. Ms. Chien joined our company in 1999. Ms. Chien received her Bachelor of Science degree in Economics from the Massachusetts Institute of Technology and her Master of Business Administration degree from the Haas School of Business at the University of California, Berkeley. Prior to joining our company, Ms. Chien worked in the financial services and management consulting industries, including three years with Bain & Company in Hong Kong and two years with Capital Securities Corp., a leading investment bank in Taiwan. During her tenure at Bain & Company, Ms. Chien was a consultant to a number of companies on strategic and marketing issues, including entry into the Chinese market and achieving cost and operational efficiencies. While at Capital Securities Corp., Ms. Chien completed a number of equity and equity-linked transactions, including the first ever Swiss-franc convertible bond issuance out of Taiwan, enabling client companies to raise significant capital from the European and U.S. investment community.

      Michael Lei Feng is a senior vice president of our company. Mr. Feng has been with our company since its inception. Mr. Feng received his Bachelor of Arts and Bachelor of Science degrees in Law from China Foreign Affairs College. Prior to joining our company, Mr. Feng worked at Bain & Company in Beijing for three years and at the Ministry of Foreign Affairs in China for one year. During his tenure at Bain & Company, Mr. Feng was a consultant to companies in a number of industries and advised them on their China strategies.

      Norman Lui is a vice president of our company. Mr. Lui has been with our company since its inception. Mr. Lui received his Bachelor of Science degree in Electrical Engineering with distinction from Cornell University. Prior to joining our company, Mr. Lui was with Bain & Company for five years, working in the Hong Kong, Beijing and San Francisco offices. During his five-year tenure at Bain & Company, Mr. Lui was a consultant to companies in the consumer products and telecommunications industries with respect to their sales, marketing and operating strategies.

      Tao Wang is a vice president of our company. Mr. Wang joined our company in 2000. Mr. Wang received a Bachelor of Science degree in Math from Shandong University and a Master of Engineering degree from the

Second Academy under the PRC Ministry of Aerospace Industry. Mr. Wang also holds a Master of Business Administration degree from the Business School at University of Warwick in the United Kingdom. Prior to joining our company, Mr. Wang spent four years as a Senior Consultant at Bain & Company. Also, Mr. Wang served as a Representative and the General Manager of a joint venture company in Wuhan for TI Group Asia Pacific. Earlier in his career, Mr. Wang held engineering and project management positions at the Ministry of Aerospace Industry in China.

      David Weimin Jin is a vice president of our company. Mr. Jin joined our company in 2000. He received a Bachelor of Science degree in Engineering from Xidian University. Prior to joining our company, Mr. Jin held sales management positions in large multinational companies, including three years at Shell and one year with Colgate Palmolive.

Employment Agreements

      We have entered into employment agreements with each of our executive officers. The terms of these agreements are substantially similar to each other. Under these agreements, each of our executive officers is employed at will, and their employment may be terminated, with or without cause, by either party. These agreements do not provide for any special termination benefits, nor do we have other arrangements with these executive officers for special termination benefits. Each executive officer has agreed to hold in strict confidence and not to use, except for the benefit of our company, any proprietary information, technical data, trade secrets and know-how of our company or the confidential or proprietary information of any third party, including our affiliated entities and our subsidiaries, received by our company. Each of these executive officers has also agreed not to engage in any other employment, occupation, consulting or other business activity directly related to the business in which we are involved, or engage in any other activities that conflict with his or her obligations to us during the term of his or her employment. For the 12-month period after any of these executive officers’ termination of employment with us for any reason, such officer is prohibited from recruiting any of our employees or soliciting or inducing our employees to leave their employment with us.

Board Composition

      Effective upon the closing of this offering, our board of directors will consist of five members, three of whom will be independent directors within the meaning of Rule 4200(a)(15) of the NASD Rules, as amended from time to time. Currently, we have five directors, three of whom are independent directors. Our board of directors has not made a determination with respect to the independence of Mr. Chao, mainly because of his status as a managing member of each of the general partners of the entities affiliated with DCM, which collectively hold a significant portion of our outstanding share capital. For a detailed description of the shareholding of these entities, see “Principal Shareholders.” Our board of directors will review Mr. Chao’s independence as a member of our board from time to time for purposes of applicable Nasdaq rules in light of the shareholdings in our company of the entities affiliated with DCM. We expect that all current directors will continue to serve after this offering. There are no family relationships between any of our directors and executive officers.

Board Committees

      To enhance our corporate governance, we have established three committees under the board of directors: the audit committee, the nominating and corporate governance committee and the compensation committee. We have adopted a charter for each of these committees. The committees have the following functions and members.

          Audit committee

      Our audit committee reports to the board of directors regarding the appointment of our independent public accountants, the scope and results of our annual audits, compliance with our accounting and financial policies and management’s procedures and policies relating to the adequacy of our internal accounting controls. Our audit committee charter requires its members to satisfy applicable Nasdaq corporate governance rules on independence. The current members of our audit committee are Donald L. Lucas, who acts as the chairman of our audit committee, David K. Chao and Shan Li. Donald L. Lucas and Shan Li are independent directors. Accordingly, the composition of our audit committee complies with Nasdaq Marketplace Rule 4350(a)(5), which requires that issuers listing in conjunction with their initial public offering establish an audit committee consisting of a majority of independent members within 90 days of listing. In accordance with our audit committee charter and the requirements of this rule, within one year of our initial public offering, our audit committee will consist solely of independent members.

      Our audit committee will be responsible for, among other things:

•	the appointment, evaluation, compensation, oversight and termination of the work of our independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting);

•	ensuring that it receives from our independent auditor a formal written statement attesting to the auditor’s independence and describing all relationships between the auditor and us;

•	pre-approving any audit and non-audit services, including tax services, to be provided by our independent auditor in accordance with Nasdaq rules;

•	reviewing our annual audited financial statements and quarterly financial statements with management and our independent auditor;

•	reviewing with our independent auditor all critical accounting policies and practices to be used by us in preparing our financial statements, all alternative treatments of financial information within U.S. GAAP, and other material communications between our independent auditor and management;

•	reviewing our policies with respect to risk assessment and risk management;

•	reviewing, with management and counsel, any legal matters that may have a material impact on us and any material reports or inquiries from regulatory or governmental agencies; and

•	establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, auditing matters or potential violations of law, and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters or potential violations of law.

          Nominating and corporate governance committee

      Our nominating and corporate governance committee assists the board of directors in identifying individuals qualified to become members of our board of directors and in determining the composition of the board and its committees. Our board of directors has determined that all members of our nominating and corporate governance committee are “independent directors” within the meaning of Nasdaq Marketplace Rule 4200(a)(15) and meet the criteria for independence set forth in Section 10A(m)(3)(B)(i) of the Exchange Act. The current members of our nominating and corporate governance committee are Shan Li, who acts as the chairman of our nominating and corporate governance committee, and Charles E. Phillips, Jr.

      Our nominating and corporate governance committee will be responsible for, among other things:

•	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•	reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	reviewing the continued board membership of a director upon a significant change in such director’s principal occupation;

•	identifying and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as the nominating and corporate governance committee itself;

•	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken;

•	establishing criteria and processes for, and leading the board and each committee of the board in, its annual performance self-evaluation;

•	reviewing and approving policies and procedures with respect to proposed transactions between us and our related parties, and approving in advance all such related-party transactions; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

          Compensation committee

      Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. In addition, the compensation committee reviews stock compensation arrangements for all of our other employees. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his or her compensation is deliberated. The current members of our compensation committee are David K. Chao, who acts as the chairman of our compensation committee, and Donald L. Lucas and Charles E. Phillips, Jr., both of whom are independent directors. Our board of directors has not made a determination with respect to the independence of Mr. Chao. Under Nasdaq Marketplace Rule 4350(c)(3)(C), our board of directors has appointed David K. Chao, who is not a current officer, employee, or family member of an officer or employee, to our compensation committee, after determining, based on Mr. Chao’s exceptional qualifications and experience in serving this position and the limited number of our independent directors, that his membership on the committee is required by the best interests of our company and our shareholders.

      Our compensation committee will be responsible for, among other things:

•	approving and overseeing the total compensation package for our executives;

•	reviewing and making recommendations to the board with respect to the compensation of our directors;

•	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation;

•	reviewing the results of, and procedures for, the evaluation of the performance of other executive officers;

•	reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, and administering these plans;

•	reviewing and making recommendations to the board regarding all new employment, consulting, retirement and severance agreements and arrangements proposed for our executives; and

•	selecting peer groups of companies to be used for purposes of determining competitive compensation packages.

Duties of Directors

      Under Cayman Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

      The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registering of such shares in our share register.

Interested Transactions

      A director may vote in respect of any contract or transaction in which he is interested, provided that the nature of the interest of any director in such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee of directors that a director is a shareholder of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Remuneration and Borrowing

      The directors may determine remuneration to be paid to the directors. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of our company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof and to issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of our company or of any third party.

Qualification

      There is no shareholding qualification for directors. Further, shareholding qualification for directors may not be fixed by our company in a general meeting.

Terms of Directors and Executive Officers

      At each general meeting of the shareholders of our company, all of our directors at such time are required to retire from office and are eligible for re-election. All of these directors will retain office until the close of such general meeting.

Limitation on Liability and Other Indemnification Matters

      Cayman Islands law allows us to indemnify our directors, officers, auditors and trustee acting in relation to any of our affairs against actions, costs, charges, losses, damages and expenses incurred by reason of any act done or omitted in the execution of their duties as our directors, officers, auditors and trustee.

      Under our fifth amended and restated memorandum and articles of association to be adopted upon the closing of this offering, we may indemnify our directors, officers, employees and agents against expenses

(including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such persons in connection with actions, suits or proceedings to which they are party or are threatened to be made a party by reason of their acting as our directors, officers, employees or agents. To be entitled to indemnification, these persons must have acted in good faith and in the best interest or not opposed to the interest of our company and must not have acted in a manner willfully or grossly negligent, and, with respect to any criminal action, they must have had no reasonable cause to believe their conduct was unlawful. Our fifth amended and restated memorandum and articles of association also provides for indemnification of such person in the case of a suit initiated by our company or in the right of our company. Such indemnification covers expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such suit. There are good faith and other similar conduct requirements for such indemnification rights as those imposed on other types of suits described above. However, if such persons are successful in the merits of the actions, suits or proceedings described above, including suits initiated by or in the right of our company, then they may be indemnified for actual and reasonable expenses without having to meet the conduct requirements.

      We have entered into indemnification agreements with each of our directors under which we agree to indemnify each of them to the fullest extent permitted by applicable law and our articles of association, from and against all costs, charges, expenses, liabilities and losses (including attorney’s fees) incurred in connection with any litigation, suit or proceeding to which such director is or is threatened to be made a party, witness or other participant. Within 20 days after our receipt of a written demand of such director, we will advance funds for the payment of indemnification of these expenses.

Compensation of Directors and Executive Officers

      For the year ended December 31, 2003, the aggregate cash compensation to our executive officers as a group was approximately RMB3.1 million (US$0.4 million), and we did not pay any director cash compensation. In April 2004, we approved an annual director’s fee of US$15,000 for each director. In addition, our directors will receive a fee of US$2,000 for each board meeting attended in person and US$1,000 for each committee meeting attended in person, or US$1,000 for each board meeting attended by conference call and US$500 for each committee meeting attended by conference call. Our directors will also be reimbursed for reasonable travel expenses incurred in attending board meetings in person. There are no arrangements between us and our directors providing for special benefits upon our directors’ termination of service. We granted options to acquire an aggregate of 725,882 common shares to our executive officers in 2003, and we did not grant any options to our directors in 2003. In the first six months of 2004, we granted options to acquire an aggregate of 414,792 common shares below fair market value to our independent directors, 138,264 of which common shares were purchased immediately upon granting.

      In August 2002, we agreed to pay to Michael Lei Feng certain compensation of approximately US$338,000, payable over ten years. We paid the entire amount of this compensation in March 2004. As a result, we recognized compensation expense of approximately RMB89,000 in 2002 and approximately RMB0.3 million in 2003, and we have recorded compensation expense of approximately RMB2.3 million for the six months ended June 30, 2004 in connection with this payment.

Stock-Based Compensation Plans

      In 2000, our board of directors and shareholders adopted our 2000 stock option plan. Under this plan, our directors, officers and other employees and consultants are eligible to acquire common shares under options. At the time of adoption, 4,010,666 common shares were reserved for issuance under the plan. In February 2004, our board of directors and shareholders approved an increase in the number of authorized shares reserved under the plan of 1,519,912 common shares, increasing the total number of authorized shares reserved under the plan to 5,530,578 common shares. In the first six months of 2004, options exercisable for 468,192 common shares were granted under the 2000 stock option plan. As of June 30, 2004, there were 3,037,842 common shares subject to outstanding options under the plan and 1,016,492 common shares outstanding from the exercise of options granted under the plan. The plan has a term of ten years but may be terminated earlier by our board of directors.

      Stock options granted under the 2000 stock option plan may be incentive stock options, or ISOs, which are intended to qualify for favorable U.S. federal income tax treatment under the provisions of Section 422 of the U.S. Internal Revenue Code of 1986, as amended, or non-qualified stock options, or NSOs, which do not so qualify.

      The compensation committee of our board of directors administers the plan. Subject to the provisions of the plan and, in the case of a committee, the specific duties delegated by the board of directors to such committee, and subject to the approval of any relevant authorities, the board of directors or the committee so appointed has the authority in its discretion to determine, among other things, the fair market value of the common shares, select optionees, determine the number of common shares to be covered by each award granted under the plan, and the terms and conditions of any options or stock purchase rights granted under the plan.

      Stock options granted under the plan become exercisable at a rate of not less than 20% per year over five years from the date of the option grant. In the event of the termination of service of an optionee, the unvested portion of a stock option is forfeited and the vested portion terminates within the period of time as specified in the option agreement and, in the absence of a specified time in the option agreement, within twelve months following the optionee’s termination in the case of the optionee’s disability or death, and three months following the optionee’s termination in all other cases.

      In the event of a merger of our company, each outstanding stock option may be assumed or an equivalent option or right may be substituted by the successor corporation. In the event the successor corporation refuses to assume or substitute for the stock option, the outstanding stock options will automatically vest and become exercisable for a period of 15 days, after which the stock options will terminate.

      The following table summarizes the options granted to our directors, executive officers and other employees under our 2000 stock option plan during the periods indicated.

	Common shares
	underlying options	Exercise
	granted	price	Date of grant	Date of expiration

		US$
Granted in 2001
David K. Chao	100,267	0.15	March 1, 2001	February 28, 2007
David Weimin Jin	10,000	0.15	September 1, 2001	May 31, 2007
Other employees	227,430	0.15	March 1, 2001	February 28, 2007 to March 28, 2007
	190,650	0.15	September 1, 2001	May 31, 2007 to August 31, 2007

Total	528,347

	Common shares
	underlying options	Exercise
	granted	price	Date of grant	Date of expiration

		US$
Granted in 2002
Other employees	75,800	0.15	March 1, 2002	November 30, 2007 to February 29, 2008
	18,100	0.15	March 15, 2002	November 30, 2007 to February 28, 2008

Total	93,900

	Common shares
	underlying options	Exercise
	granted	price	Date of grant	Date of expiration

		US$
Granted in 2003
Kathleen Chien	200,000	0.15	April 1, 2003	March 31, 2009
	460,882	0.50	December 15, 2003	December 14, 2009
David Weimin Jin	65,000	0.15	April 1, 2003	March 31, 2009
Other employees	250,900	0.15	April 1, 2003	March 31, 2009
	5,000	0.15	September 1, 2003	August 31, 2009
	364,450	0.50	December 15, 2003	December 14, 2009

Total	1,346,232

	Common shares
	underlying options	Exercise
	granted	price	Date of grant	Date of expiration

		US$
Granted in the six months ended June 30, 2004
Donald L. Lucas	92,176	1.00	February 17, 2004	February 16, 2010
Donald L. Lucas	138,264 *	1.00	February 28, 2004	Not applicable
Shan Li	92,176	1.00	February 28, 2004	February 27, 2010
Charles E. Phillips, Jr.	92,176	3.25	May 20, 2004	May 19, 2010
Other employees	53,400	1.00	February 28, 2004	February 27, 2010

Total	468,192

*	These relate to sales of common shares, from those authorized under the stock option plan, below fair market value.

     Stock option activity during the periods indicated is as follows:

	Number	Weighted average
	of shares	exercise price

		US$
Balance as of December 31, 2001	2,485,754	0.15
Granted	528,347	0.15
Exercised	90,240	0.15
Forfeited	119,700	0.15
Balance as of December 31, 2002	2,317,102	0.15
Granted	93,900	0.15
Exercised	90,240	0.15
Forfeited	172,312	0.15
Balance as of December 31, 2003	2,919,728	0.25
Granted	1,346,232	0.36
Exercised	467,334	0.15
Forfeited	276,272	0.15
Balance as of June 30, 2004	3,037,842	0.40
Granted	468,192	1.44
Exercised	263,398	0.60
Forfeited	86,680	0.32

PRINCIPAL SHAREHOLDERS

      The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13(d)(3) of the Exchange Act, of our common shares, on a fully diluted basis assuming conversion of all of our Series A preference shares as of June 30, 2004, and as adjusted to reflect the sale of our ADSs in this offering by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our common shares.

	Common shares
	beneficially owned		Shares beneficially
	prior to this		owned after this
	offering		offering(1)

	Number(2)	%(3)	Number(2)	%(3)

Directors and executive officers
Rick Yan	17,316,000	37.5	17,316,000	30.6
David K. Chao(4)	14,381,854	31.2	14,381,854	25.4
Michael Lei Feng	5,927,021	12.8	5,927,021	10.5
Norman Lui	3,696,000	8.0	3,696,000	6.5
Kathleen Chien(5)	2,101,842	4.6	2,101,842	3.7
Tao Wang	601,660	1.3	601,660	1.1
Donald L. Lucas	230,440	*	230,440	*
Shan Li	92,176	*	92,176	*
Charles E. Phillips, Jr.	92,176	*	92,176	*
David Weimin Jin	80,000	*	80,000	*
All directors and executive officers as a group	44,519,169	96.5	44,519,169	78.6
Principal shareholders
Rick Yan	17,316,000	37.5	17,316,000	30.6
Entities affiliated with Doll Capital Management(6)	13,980,787	30.3	13,980,787	24.7
Michael Lei Feng	5,927,021	12.8	5,927,021	10.5
Norman Lui	3,696,000	8.0	3,696,000	6.5

(1)	Assumes that the underwriters do not exercise the over-allotment option.

(2)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the common shares.

(3)	The number of our common shares outstanding used in calculating the percentage for each listed person includes the common shares underlying options held by such person. The calculation of this number also assumes the conversion of all of our Series A preference shares into common shares on a one to one basis upon the closing of this offering. Percentage of beneficial ownership is based on 46,131,821 shares outstanding as of June 30, 2004, including our Series A preference shares and common shares underlying options outstanding as of this date.

(4)	Includes 401,067 common shares acquired through early exercise of options. The exercise price paid by Mr. Chao to us was recognized as a liability and the shares acquired upon exercise were not considered issued for accounting purposes until vested. Also includes 4,588,208 Series A preference shares owned by DCM III, L.P., 121,568 Series A preference shares owned by DCM III-A, L.P., 224,175 Series A preference shares owned by DCM Affiliates Fund III, L.P., 7,409,098 Series A preference shares owned by Doll Technology Investment Fund II, L.P., 411,383 Series A preference shares owned by DCM Network Fund, L.P., 760,923 Series A preference shares owned by DCM Internet Fund, L.P., and 465,432 Series A preference shares owned by Doll Technology Affiliates Fund II, L.P. The respective general partners of these entities are DCM Investment Management III, L.L.C. and Doll Technology Investment Management II, L.L.C. and share voting and investment power with respect to shares held by each of the limited partnerships. The managing members of DCM Investment Management III, L.L.C. are David K. Chao, Dixon R. Doll, Peter Moran and Robert Theis; the managing members of Doll Technology Investment Management II, L.L.C. are David K. Chao and Dixon R. Doll. Each managing member disclaims beneficial ownership of shares held by the limited partnerships, except to the extent of their respective pecuniary interests therein. Also includes 401,067 common shares owned by David K. Chao.

(5)	Includes 660,882 common shares acquired through early exercise of options. The exercise price paid by Ms. Chien to us was recognized as a liability and the shares acquired upon exercise were not considered issued for accounting purposes until vested.

(6)	Name and number of shares owned by each entity affiliated with Doll Capital Management are described in Note (4) above.

*	Less than 1%.

     As of June 30, 2004, our existing shareholders held a total of 14,058,466 Series A preference shares. Upon the closing of this offering, each outstanding Series A preference share will be converted into one common share. After giving effect to the conversion of all our Series A preference shares, as of June 30, 2004, all of our shareholders in the United States would have held common shares constituting 36.3% of our outstanding common shares.

      None of our existing shareholders has voting rights that will differ from the voting rights of other shareholders after the closing of this offering.

RELATED PARTY TRANSACTIONS

Stock Option Grants

      We have granted options to purchase common shares in our company to certain of our employees, directors and officers under our 2000 stock option plan. As of June 30, 2004, there were outstanding options to purchase an aggregate of 3,037,842 common shares in our company. For a description of our 2000 stock option plan and these option grants, see “Management — Stock-Based Compensation Plans.”

Access License Agreement with and Warrant Issued to Recruit Company Limited

      On January 1, 2001, 51net entered into an access license agreement with Recruit Company Limited, or Recruit, a Japanese corporation located in Tokyo, Japan. Under this agreement, Recruit agreed to give 51net access to an online recruiting application system developed by Recruit, provide 51net with related technical support and permit 51net to use all the information learned from the access to this system in the designing of a Chinese language online recruiting software application. The agreement has a term of 12 months. As consideration for the access and services received from Recruit, we made a US$60,000 cash payment and issued to Recruit a warrant to purchase 10,000 Series A preference shares at an exercise price of US$1.0417 per share. This is an arms-length transaction, and we believe the access fee we paid to Recruit represented the fair value of the 12-month right of access and the technical services that we received from Recruit. Recruit exercised the warrant and became a holder of 10,000 Series A preference shares in May 2001. Recruit is a limited partner of DCM Internet Fund, L.P. which is managed by the same entity which manages DCM Network Fund, L.P., Doll Technology Affiliates Fund II, L.P. and Doll Technology Investment Fund II, L.P., who will collectively own an aggregate of 9,046,836 common shares of our company immediately after the closing of this offering, or 20.7% of our total issued and outstanding share capital as of June 30, 2004. David K. Chao, one of our directors, served as an account executive of Recruit, and his employment with Recruit terminated 15 years before the execution of this access license agreement.

Michael Lei Feng Share Repurchase and Certain Compensation

      In August 2002, we agreed to repurchase 380,000 common shares from Michael Lei Feng, an executive officer of our company, for aggregate consideration of US$57,000. As a result, in 2002 and 2003, we recorded the amount due with respect to this repurchase as a liability on our balance sheet. This amount was paid in March 2004. In addition, in August 2002, we agreed to pay to Michael Lei Feng certain compensation of approximately US$338,000, payable over ten years. The amount of this compensation was determined in part on the basis of our evaluation of Michael Lei Feng’s service and contribution as a key officer responsible for our operations and his assumption of the responsibilities and obligations associated with being a majority equity holder of our affiliated entities, Run An and Qian Cheng. We paid the entire amount of this compensation in March 2004 with the proceeds we received from the exercise of warrants that we issued to seven entities affiliated with DCM. See “ — Warrants Issued to Entities Affiliated with DCM.” As a result, we recognized compensation expense of approximately RMB89,000 in 2002 and approximately RMB0.3 million in 2003, and we have recorded compensation expense of approximately RMB2.3 million in the first quarter of 2004 in connection with this payment.

Warrants Issued to Entities Affiliated with DCM

      In connection with the 2002 common share repurchase from Michael Lei Feng, in August 2002, we issued warrants to seven entities affiliated with DCM for the purchase of 380,000 Series A preference shares. These warrants were issued for no consideration, and, as a result, in 2002, we recorded this issuance as a deemed dividend distribution to these entities of RMB1.3 million. To induce the entities affiliated with DCM to accept these warrants, we issued these warrants for no consideration. These warrants were exercisable at US$1.0417 per Series A preference share. In March 2004, all seven of these entities exercised their warrants and became registered holders of an aggregate of 380,000 Series A preference shares, and we used the proceeds from the exercise of these warrants to make the cash payments to Michael Lei Feng described in the previous paragraph. The seven entities and the number of Series A preference shares that they acquired in this warrant exercise are as follows: DCM III, L.P., 124,708 Series A preference shares, DCM III-A, L.P., 3,304 Series A preference shares, DCM Affiliates Fund III, L.P., 6,093 Series A preference shares, Doll

Technology Investment Fund II, L.P., 201,381 Series A preference shares, DCM Network Fund, L.P., 11,181 Series A preference shares, DCM Internet Fund, L.P., 20,682 Series A preference shares, and Doll Technology Affiliates Fund II, L.P., 12,651 Series A preference shares.

Loans and Advances

      In 2000, Rick Yan, a director and chief executive officer of our company, made a loan to us in the principal amount of RMB3,476,214 for working capital purposes. In 2003, we recorded an additional loan from Mr. Yan in the principal amount of RMB887,550 for working capital purposes. These loans were unsecured, non-interest bearing and had no definite maturity.

      In 2003, we recorded RMB333,882 as loans made to us to account for the exercise price of certain options exercised by Kathleen Chien, our chief financial officer, and David K. Chao, one of our directors. Because the shares underlying the exercised options were not vested at the time of the exercise, the exercise price paid by Ms. Chien and Mr. Chao to us was recognized as a liability, and the exercised shares were not considered issued for accounting purposes. This liability item will be re-characterized as share capital upon vesting of the shares. The amount attributable to Ms. Chien in connection with this item was RMB248,301. The amount attributable to Mr. Chao in connection with this item was RMB85,582.

      In 2004, we recorded RMB1,907,276 as loans made to us to account for the exercise price of certain options by Kathleen Chien, our chief financial officer. Because the shares underlying the exercised options were not vested at the time of exercise, the exercise price paid by Ms. Chien to us was recognized as a liability, and the shares were not considered issued for accounting purposes. This liability item will be re-characterized as share capital upon vesting of the shares.

Transactions Among Our Subsidiaries and Affiliated Entities

      For a description of transactions among our subsidiaries and affiliated entities, see “Corporate Structure — Contractual Arrangements Among Our Group Entities.”

DESCRIPTION OF SHARE CAPITAL

      We were incorporated in the Cayman Islands in March 2000 under the name of 51net.com Cayman Islands Inc. as an exempted limited liability company. We changed our corporate name to 51job, Inc. in April 2004. We are governed by the Companies Law (2004 Revision) of the Cayman Islands, which is referred to as the Companies Law below. An exempted company under Cayman Islands law is a company that carries on its business mainly outside the Cayman Islands, is exempt from certain requirements of the Companies Law, including a filing of an annual return of its shareholders with the Registrar of Companies, does not have to make its register of shareholders open to inspection and may obtain an undertaking against the imposition of certain future taxes. Upon the closing of this offering, we will adopt our fifth amended and restated memorandum and articles of association. The following are summaries of (1) material provisions of our fifth amended and restated memorandum and articles of association and (2) the Companies Law, insofar as they relate to the material terms of our common shares.

      This offering consists solely of an offering of ADSs representing common shares. Consequently, the following discussion primarily concerns common shares and the rights of holders of common shares. The holders of ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depository facility in which the common shares are held in order to exercise shareholders’ rights in respect of common shares. The depositary will agree, so far as it is practical, to vote or cause to be voted the amount of common shares represented by ADSs in accordance with the nondiscretionary written instructions of the holders of such ADSs. See “Description of American Depositary Shares — Voting Rights.”

Objects of Our Company

      Under our fifth amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Common Shares

      Upon the closing of this offering, our fifth amended and restated memorandum and articles of association will become effective and our authorized share capital will consist of 500,000,000 common shares, par value US$0.0001 per share. Certificates representing the common shares are issued in registered form. Our shareholders may freely hold and vote their shares.

Series A Preference Shares

      Between June 2000 and August 2002, we issued and sold Series A preference shares in reliance upon Section 4(2) of the Securities Act. Upon closing of this offering, all of our outstanding Series A preference shares will convert into common shares. Consequently, no preferred shares will be outstanding immediately after the closing of this offering. Our fifth amended and restated memorandum and articles of association provide for the issuance of preferred shares. See “— Directors’ Power to Issue Shares.”

      As of June 30, 2004, there were 29,657,694 common shares and 14,058,466 Series A preference shares issued and outstanding. All of our outstanding common shares are fully paid and non-assessable.

      The following tables set forth a reconciliation of the numbers of our common shares and Series A preference shares outstanding as of the dates indicated:

Common shares(1)

January 1, 2003	28,382,481
Common shares issued under stock option exercise	666,067
December 31, 2003	29,048,548
Common shares issued under stock option exercise	609,146
June 30, 2004	29,657,694

(1)	Includes early exercise of options. Prior to vesting, the common shares so acquired are subject to our repurchase right in the event that any holder of these common shares ceases to be an officer, director or employee of our company. Holders of these shares are eligible for dividends and their voting rights are not affected.

Series A
preference shares

January 1, 2003	13,678,466
December 31, 2003	13,678,466
Series A preference shares issued under warrant exercise	380,000
June 30, 2004	14,058,466

Dividends

      The holders of our shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law. Under our fifth amended and restated memorandum and articles of association, all dividends unclaimed for one year after having been declared may be invested or otherwise made use of by our board of directors for our exclusive benefit until claimed, and we will not be deemed a trustee in respect of such dividend or be required to account for any money earned. All dividends unclaimed for six years after having been declared may be forfeited by our board of directors and will revert to us.

Voting Rights

      Each share is entitled to one vote on all matters upon which our shares are entitled to vote, voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any other shareholder or shareholders present in person or by proxy and holding at least 10% in par value of the shares giving a right to attend and vote at the meeting.

      A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy or, if a corporation or other non-natural person, by its duly authorized representative holding not less than one-third of the outstanding voting shares in our company. Shareholders’ meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in the aggregate 10 per cent or more of our voting share capital. Advance notice of at least 20 (but not more than 60) days is required for the convening of our annual general shareholders’ meeting and any other general shareholders’ meeting calling for the passing of a resolution requiring two-thirds of shareholder votes, and advance notice of at least 14 (but not more than 60) days is required for the convening of other general shareholder meetings.

      An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the common shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the common shares. A special resolution is required for matters such as a change of name or amending the memorandum and articles of association. Holders of the common shares may, among other things, by ordinary resolution make changes in the amount of our authorized share capital and consolidate and divide all or any of our share capital into shares of larger amount than our existing share capital and cancel any shares.

Liquidation

      On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of common shares shall be distributed among the holders of our common shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares

      Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Shares

      Subject to the provisions of the Companies Law and other applicable law, we may issue shares on the terms that they are, or at our option or at the option of the holders are, subject to redemption on such terms and in such manner as may be determined by special resolution.

Variations of Rights of Shares

      If at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the consent in writing of the holders of three-fourths of the issued shares of that class or by a special resolution passed at a general meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without a majority vote of all of the shares in that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares. The rights of holders of common shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights which may be effected by the directors as provided in the articles without any vote or consent of the holders of common shares.

General Meetings of Shareholders

      The directors may, and shall on the requisition of shareholders holding at least 10% in par value of the capital of our company carrying voting rights at general meetings, proceed to convene a general meeting of such shareholders. If the directors do not within 21 days from the deposit of the requisition duly proceed to convene a general meeting, which will be held within a further period of 21 days, the requisitioning shareholders, or any of them holding more than 50% of the total voting rights of all of the requisitioning shareholders, may themselves convene a general meeting. Any such general meeting must be convened within three months after the expiration of such 21 days.

Limitations on the Right to Own Shares

      There are no limitations on the right to own our shares.

Disclosure of Shareholder Ownership

      There are no provisions in our fifth amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Transfer of Shares

      Any transfer of the shares in our company shall be evidenced by a written instrument of transfer executed by or on behalf of the transferor. The transferor will be deemed to remain the shareholder of the shares so transferred until the name of the transferee is entered in our share register in respect of such shares. Our board may refuse to register any transfer of shares unless:

•	the instrument of transfer has been submitted to us, accompanied by the relevant share certificate and any other evidence our board may reasonably require;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped (in circumstances where stamping is required);

•	in the case of a transfer to joint holders, the number of joint holders does not exceed four;

•	the shares concerned are free of any lien in favor of us;

•	any fee related to the transfer has been paid to us; and

•	the transfer to be registered is not to an infant or a person suffering from mental disorder.

      As of June 30, 2004, there were 3,037,842 common shares underlying options outstanding at such time. These options were granted under our 2000 stock option plan to certain of our directors, executive officers and employees. For a more detailed description of our 2000 stock option plan and these options, see “Management — Stock-Based Compensation Plans.”

Directors’ Power to Issue Shares

      Subject to applicable law, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions. However, if any issue of shares (including any issue of common shares or any shares with preferred, deferred, qualified or other special rights or restrictions) is proposed and such shares proposed to be issued are at least 20% by par value of the par value of all then issued shares, then the prior approval by ordinary resolution of the holders of the common shares, voting together as one class, will be required. These provisions could have the effect of discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction.

History of Share Issuances

      The following is a summary of the issuances of common shares, Series A preference shares, warrants and options during the three years ended December 31, 2003 and the six months ended June 30, 2004:

      In 2001, we granted to certain of our directors, officers and other employees options to purchase an aggregate of 528,347 common shares of our company under the 2000 stock option plan.

      In 2002, we granted to certain of our employees options to purchase an aggregate of 93,900 common shares of our company under the 2000 stock option plan.

      In 2003, we granted to certain of our officers and other employees options to purchase an aggregate of 1,346,232 common shares of our company under the 2000 stock option plan.

      For the six months ended June 30, 2004, we granted to certain of our directors and employees options to purchase an aggregate of 468,192 common shares of our company under the 2000 stock option plan.

      In March 2001, our company issued in a private placement a warrant to Recruit Company Limited, or Recruit, exercisable for the purchase of a total of 10,000 shares of Series A preference shares of our company at US$1.0417 per share. The warrant was part of our payment under an access license agreement dated January 1, 2001 with Recruit, under which Recruit granted us the right to access an online recruiting application system developed by Recruit, provided us with related technical support and permitted us to use all the information learned from the access to this system in the designing of a Chinese language online recruiting software application. We made a US$60,000 cash payment to Recruit and issued to Recruit this warrant as the balance of our payment under the access license agreement. Recruit has exercised the warrant in accordance with its terms and is currently a holder of 10,000 Series A preference shares as of May 2001. For a detailed description of the access license agreement, see “Related Party Transactions — Access License Agreement with and Warrant Issued to Recruit Company Limited.”

      In October 2001, we issued in a private placement to three entities affiliated with DCM an aggregate of 2,999,904 Series A preference shares at US$1.0417 per share. The three entities affiliated with DCM and their respective purchases are as follows: DCM III, L.P. paid US$2,906,018 for 2,789,688 Series A preference shares, DCM III-A, L.P. paid US$76,997 for 73,915 Series A preference shares, and DCM Affiliates Fund III, L.P. paid US$141,985 for 136,301 Series A preference shares. Upon the closing of this offering, each Series A preference share will be converted into one common share.

      In January 2002, we issued in a private placement to seven entities affiliated with DCM an aggregate of 2,999,904 Series A preference shares at US$1.0417 per share. The seven entities affiliated with DCM and their respective purchases are as follows: DCM III, L.P. paid US$1,743,611 for 1,673,812 Series A preference shares, DCM III-A, L.P. paid US$46,198 for 44,349 Series A preference shares, DCM Affiliates Fund III, L.P. paid US$85,191 for 81,781 Series A preference shares, Doll Technology Investment Fund II, L.P. paid US$1,023,715 for 982,735 Series A preference shares, DCM Network Fund, L.P. paid US$56,840 for 54,565 Series A preference shares, DCM Internet Fund, L.P. paid US$105,137 for 100,928 Series A preference shares, and Doll Technology Affiliates Fund II, L.P. paid US$64,308 for 61,734 Series A preference shares. Upon the closing of this offering, each Series A preference share will be converted into one common share.

      On August 31, 2002, we issued to seven entities affiliated with DCM warrants to purchase an aggregate of 380,000 Series A preference shares at an exercise price of US$1.0417 per share. These entities did not pay a purchase price for such warrants. In March 2004, all seven of these entities exercised their warrants and became registered holders of an aggregate of 380,000 Series A preference shares. The seven entities and the number of Series A preference shares that they acquired in this warrant exercise are as follows: DCM III, L.P., 124,708 Series A preference shares, DCM III-A, L.P., 3,304 Series A preference shares, DCM Affiliates Fund III, L.P., 6,093 Series A preference shares, Doll Technology Investment Fund II, L.P., 201,381 Series A preference shares, DCM Network Fund, L.P., 11,181 Series A preference shares, DCM Internet Fund, L.P., 20,682 Series A preference shares, and Doll Technology Affiliates Fund II, L.P., 12,651 Series A preference shares.

Duties of Directors

      Under Cayman Islands laws, our directors have a duty of loyalty and must act honestly and in good faith and in our best interests. Our directors also have a duty to exercise the care, diligence, and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duties to us, our directors must ensure compliance with the memorandum and articles of association and the class rights vested thereunder in the holders of the shares. A shareholder may in certain circumstances have rights to damages if a duty owed by the directors is breached.

Differences in Corporate Law

      The Companies Law is modeled after that of England but does not follow recent English statutory enactments and differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

          Mergers and similar arrangements

      Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such as a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

      If a third party purchases at least 90% of our outstanding shares under an offer within a four-month period of making such offer, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms on which the offeror acquired the first 90% of our outstanding shares.

      If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

          Shareholders’ suits

      We are not aware of any reported class action having been brought in a Cayman Islands court. Reported derivative actions have been brought but unsuccessfully for technical reasons. In principle, a derivative action may not be brought by a minority shareholder. Instead, we will be the proper plaintiff. However, based on English authorities, which are of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could be effected only if authorized by more than a simple majority vote (which has not been obtained); or

•	those who control the company are perpetrating a “fraud on the minority.”

          Indemnification

      Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

      Under our fifth amended and restated memorandum and articles of association to be adopted upon the closing of this offering, we may indemnify our directors, officers, employees and agents against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such persons in connection with actions, suits or proceedings to which they are party or are threatened to be made a party by reason of their acting as our directors, officers, employees or agents. To be entitled to indemnification, these persons must have acted in good faith and in the best interest or not opposed to the interest of our company, and must not have acted in a manner willfully or grossly negligent and, with respect to any criminal action, they must have had no reasonable cause to believe their conduct was unlawful. Our amended and restated memorandum and articles of association also provides for indemnification of such person in the case of a suit initiated by our company or in the right of our company. Such indemnification covers expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such suit. There are good faith and other similar conduct requirements for such indemnification rights as those imposed on other types of suits described above. However, if such persons are successful in the merits of the actions, suits or proceedings described above, including suits initiated by or in the right of our company, then they may be indemnified for actual and reasonable expenses without having to meet the conduct requirements.

      We have entered into indemnification agreements with each of our directors under which we agree to indemnify each of them to the fullest extent permitted by applicable law and our articles of association, from and against all costs, charges, expenses, liabilities and losses (including attorney’s fees) incurred in connection with any litigation, suit or proceeding to which such director is or is threatened to be made a party, witness or other participant. Within 20 days after our receipt of a written demand of such director, we will advance funds for the payment of indemnification of these expenses.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the Securities and Exchange Commission, or the SEC, such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

Registration Rights

      Under the terms of agreements that we have with our founders and the holders of our Series A preference shares, we are required to effect various types of registrations under the Securities Act with respect to an aggregate of 43,099,329 common shares held by them or their assignees. The shares subject to these registration rights, or the registrable securities, consist of:

•	the 14,058,466 common shares issuable upon the conversion of our Series A preference shares;

•	29,040,863 common shares currently held by our four founders; and

•	any common shares which may in the future be held by any of our four founders, including, but not limited to, shares underlying stock options that have been issued or may be issued in the future;

each subject to any stock split, recapitalization, or similar event. The 29,040,863 common shares currently held by our four founders include an aggregate of 660,882 common shares acquired by Kathleen Chien, one of our executive officers, through early exercise of options. Prior to vesting, the common shares acquired upon exercise by Kathleen Chien are subject to our repurchase right in the event that she ceases to be an officer, director or employee of our company. Kathleen Chien is eligible for dividends and voting rights with respect to these shares.

      In order to require us to effect registrations, we must receive the request of the holders of certain percentages of the registrable securities, and the anticipated net offering price per share and aggregate proceeds must exceed certain levels. The holders of registrable securities also have the right to participate in registrations that we effect on our own behalf.

      We are generally required to bear the expenses of all registrations, except underwriting discounts and commissions. We have agreed to indemnify the holders of registration rights in connection with the inclusion of their common shares in any registration. Our obligations to effect such registrations are subject to certain exceptions and limitations, including if the registrable securities may otherwise be freely sold without registration.

Inspection of Books and Records

      Holders of our common shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find More Information.”

Listing

      We have received approval to have the ADSs listed on the Nasdaq National Market under the symbol “JOBS.”

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

      JPMorgan Chase Bank as depositary will issue the ADSs which you will be entitled to receive in this offering. Each ADS will represent an ownership interest in two common shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and a statement will be mailed to you which reflects your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflects your ownership of ADSs.

      The depositary’s office is located at 4 New York Plaza, New York, NY 10004.

      You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

      Because the depositary’s nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The obligations of the depositary and its agents are set out in the deposit agreement. The deposit agreement and the ADSs are governed by New York law.

      The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room which is located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330.

Share Dividends and Other Distributions

          How will I receive dividends and other distributions on the shares underlying my ADSs?

      We may make various types of distributions with respect to our securities. The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its expenses. You will receive these distributions in proportion to the number of underlying shares that your ADSs represent.

      Except as stated below, to the extent the depositary is legally permitted it will deliver such distributions to ADR holders in proportion to their interests in the following manner:

      Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to:

•	appropriate adjustments for taxes withheld;

•	such distribution being impermissible or impracticable with respect to certain registered holders; and

•	deduction of the depositary’s expenses in:

—	converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis;

—	transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis;

—	obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time; and

—	making any sale by public or private means in any commercially reasonable manner.

      If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

      Shares. In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed to the ADR holders entitled thereto.

      Rights to receive additional shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide satisfactory evidence that the depositary may lawfully distribute such rights, the depositary may arrange for ADR holders to instruct the depositary as to the exercise of such rights. However, if we do not furnish such evidence or if the depositary determines it is not practical to distribute such rights, the depositary may:

•	sell such rights if practicable and distribute the net proceeds as cash; or

•	allow such rights to lapse, in which case ADR holders will receive nothing.

      We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

      Other distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (1) distribute such securities or property in any manner it deems equitable and practicable, (2) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash, or (3) hold the distributed property in which case the ADSs will also represent the distributed property.

      Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

      The depositary may choose any practical method of distribution for any specific ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities.

      The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

      There can be no assurances that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal, Transfer and Cancellation

          How does the depositary issue ADSs?

      The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

      Shares deposited in the future with the custodian must be accompanied by certain documents, including instruments showing that such shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

      The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities.”

      Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that certificated ADRs be issued.

      Title to the ADRs, including the common shares represented by the ADRs and common shares and other securities deposited with the depositary with respect to such ADRs, may be transferred when properly endorsed (in the case of ADRs in certificated form) or upon delivery to the depositary of proper instruments of transfer. However, the depositary may treat the person in whose name the applicable ADRs are registered on the register of ADRs as the absolute owner of such ADRs for all purposes. Neither the depositary nor we will have any obligation or be subject to any liability under the deposit agreement to any holder of ADRs unless the holder is the registered owner on the ADR register.

          How do ADR holders cancel an ADS and obtain deposited securities?

      When you turn in your ADS at the depositary’s office, the depositary will, upon payment of certain applicable fees, charges and taxes, and upon receipt of proper instructions, deliver the underlying shares to an account designated by you maintained by us, in the case of shares in registered form, or transfer to an account of an accredited financial institution on your behalf in the case of shares in bearer form. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

      The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

      This right of withdrawal may not be limited by any other provision of the deposit agreement.

Voting Rights

          How do I vote?

      If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. After receiving voting materials from us, the depositary will notify the ADR holders of any shareholder meeting or solicitation of consents or proxies. This notice will describe how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

      There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Record Dates

      The depositary may fix record dates for the determination of the ADR holders who will be entitled:

•	to receive a dividend or distribution;

•	to give instructions for the exercise of voting rights at a meeting of holders of common shares or other deposited securities; or

•	for the determination of the registered holders who shall be responsible for the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR,

      all subject to the provisions of the deposit agreement.

Reports and Other Communications

Will I be able to view our reports?

      The depositary will make available for inspection by ADR holders any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities. We will furnish these communications in English when so required by any rules or regulations of the SEC.

      Additionally, if we make any written communications generally available to holders of our shares, including the depositary or the custodian, and we request the depositary to provide them to ADR holders, the depositary will mail copies of them, or, at its option, summaries of them to ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

      ADR holders will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, rights and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is US$5.00 for each 100 ADSs (or any portion thereof) issued or surrendered.

      The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by our company or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADRs), whichever is applicable:

•	to the extent not prohibited by the rules of any stock exchange or interdealer quotation system upon which the ADSs are traded, a fee of US$1.50 per ADR or ADRs for transfers of certificated ADRs made;

•	to the extent not prohibited by the rules of any stock exchange or interdealer quotation system upon which the ADSs are traded, a fee of US$0.02 or less per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement;

•	a fee of US$0.02 per ADS (or portion thereof) per year to cover such expenses as are incurred by the depositary in administering our ADR program (which fee shall be assessed against registered holders of ADRs as of the record date set by the depositary not more often than once each calendar year and shall be payable in the manner described in the next succeeding provision);

•	any other charge payable by any of the depositary, any of the depositary’s agents, including, without limitation, the custodian, or the agents of the depositary’s agents in connection with the servicing our shares or other deposited securities (which charge shall be assessed against registered holders of our ADRs as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	a fee for the distribution of securities, such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars; and

•	such fees and expenses as are incurred by the depositary (including without limitation expenses incurred in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation.

      We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.

Payment of Taxes

      ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (1) deduct the amount thereof from any cash distributions, or (2) sell deposited securities and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities (except under limited circumstances mandated by securities regulations). If any tax or governmental charge is required to be withheld on any non-cash distribution, the depositary may sell the distributed property or securities to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

Reclassifications, Recapitalizations and Mergers

      If we take certain actions that affect the deposited securities, including (1) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (2) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

•	amend the form of ADR;

•	distribute additional or amended ADRs;

•	distribute cash, securities or other property it has received in connection with such actions;

•	sell any securities or property received and distribute the proceeds as cash; or

•	none of the above.

      If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

      We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or affects any substantial existing right of ADR holders. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment. Notwithstanding the foregoing, an amendment can become effective before notice is given if this is necessary to ensure compliance with a new law, rule or regulation.

      No amendment will impair your right to surrender your ADSs and receive the underlying securities. If a governmental body adopts new laws or rules which require the deposit agreement or the ADS to be amended, we and the depositary may make the necessary amendments, which could take effect before you receive notice thereof.

How may the deposit agreement be terminated?

      The depositary may terminate the deposit agreement by giving the ADR holders at least 30 days prior notice, and it must do so at our request. The deposit agreement will be terminated on the removal of the depositary for any reason. After termination, the depositary’s only responsibility will be (1) to deliver deposited securities to ADR holders who surrender their ADRs, and (2) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales, without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash. The depositary will not be required to invest such proceeds or pay interest on them.

Limitations on Obligations and Liability to ADR Holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

      Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, the depositary and its custodian may require you to pay, provide or deliver:

•	payment with respect thereto of (1) any stock transfer or other tax or other governmental charge, (2) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (3) any applicable fees and expenses described in the ADR;

•	the production of proof satisfactory to it of (1) the identity and genuineness of any signature and (2) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, payment of applicable taxes or governmental charges, or legal or beneficial ownership and the nature of such interest, information relating to the registration of the shares on the books maintained by or on our behalf for the transfer and registration of shares, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADR, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

      The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

•	any present or future law, regulation of the United States, the People’s Republic of China, the Cayman Islands or any other country, or of any governmental or regulatory authority or stock exchange, the provisions of or governing any deposited securities, act of God, war or other circumstance beyond its control shall prevent, delay any act which the deposit agreement or the ADR provides shall be done or performed by it;

•	it exercises or fails to exercise any discretion given it in the deposit agreement or the ADRs;

•	it performs its obligations without gross negligence or bad faith;

•	it takes any action or inaction by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

      Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as we require. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADSs or otherwise to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators.

      The depositary will not be responsible for failing to carry out instructions to vote the deposited securities or for the manner in which the deposited securities are voted or the effect of the vote. In no event shall the depositary or any of its agents be liable for any indirect, special, punitive or consequential damages.

      The depositary may own and deal in deposited securities and in ADSs.

Disclosure of Interest in ADSs

      From time to time we may request you and other holders and beneficial owners of ADSs to provide information as to:

•	the capacity in which you and other holders and beneficial owners own or owned ADSs;

•	the identity of any other persons then or previously interested in such ADSs; and

•	the nature of such interest and various other matters.

      You agree to provide any information requested by us or the depositary pursuant to the deposit agreement. The depositary has agreed to use reasonable efforts to comply with written instructions received from us requesting that it forward any such requests to you and other holders and beneficial owners and to forward to us any responses to such requests to the extent permitted by applicable law.

Requirements for Depositary Actions

      We, the depositary or the custodian may refuse to:

•	issue, register or transfer any ADRs;

•	effect a split-up or combination of any ADRs;

•	deliver distributions on any ADRs; or

•	permit the withdrawal of deposited securities (unless the deposit agreement provides otherwise), until the following conditions have been met:

—	the holder has paid all taxes, governmental charges, and fees and expenses as required in the deposit agreement;

—	the holder has provided the depositary with any information it may deem necessary or proper, including, without limitation, proof of identity and the genuineness of any signature; and

—	the holder has complied with such regulations as the depositary may establish under the deposit agreement.

      The depositary may also suspend the issuance of ADSs, the deposit of shares, the registration, transfer, split-up or combination of ADRs, or the withdrawal of deposited securities (unless the deposit agreement provides otherwise), if the register for ADRs or any deposited securities is closed or if we or the depositary decide it is advisable to do so.

Books of Depositary

      The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs. You may inspect such records at such office during regular business hours, but solely for the purpose of communicating with other holders in the interest of business matters relating to the deposit agreement.

      The depositary will maintain facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

Pre-release of ADSs

      The depositary may issue ADSs prior to the deposit with the custodian of shares (or rights to receive shares). This is called a pre-release of the ADS. A pre-release is closed out as soon as the underlying shares (or other ADSs) are delivered to the depositary. The depositary may pre-release ADSs only if:

•	the depositary has received collateral for the full market value of the pre-released ADSs; and

•	each recipient of pre-released ADSs agrees in writing that he or she owns the underlying shares, assigns all rights in such shares to the depositary, holds such shares for the account of the depositary and will deliver such shares to the custodian as soon as practicable, and promptly if the depositary so demands.

      In general, the number of pre-released ADSs will not evidence more than 30% of all ADSs outstanding at any given time (excluding those evidenced by pre-released ADSs). However, the depositary may change or disregard such limit from time to time as it deems appropriate. The depositary may retain for its own account any earnings on collateral for pre-released ADSs and its charges for issuance thereof.

SHARES ELIGIBLE FOR FUTURE SALE

      Before this offering, there has not been a public market for our common shares or our ADSs, and while we have received approval to have our ADSs listed on the Nasdaq National Market, we cannot assure you that a significant public market for the ADSs will develop or be sustained after this offering. We do not expect that an active trading market will develop for our common shares not represented by the ADSs. Future sales of substantial amounts of our ADSs in the public markets after this offering, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. As described below, only a limited number of our common shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse, future sales of substantial amounts of our ADSs, including ADSs representing common shares issued upon exercise of outstanding options, in the public market in the United States, or the possibility of such sales, could negatively affect the market price in the United States of our ADSs and our ability to raise equity capital in the future.

      Upon the closing of the offering, we will have 53,593,979 outstanding common shares, including common shares represented by ADSs, assuming no exercise of the underwriters’ over-allotment option. Of that amount, 10,500,000 common shares, including common shares represented by ADSs, will be publicly held by investors participating in this offering, and 43,093,979 common shares will be held by our existing shareholders, who may be our “affiliates” as that term is defined in Rule 144 under the Securities Act. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer. In addition, based on options outstanding as of June 30, 2004, 3,037,842 common shares will be subject to outstanding options after this offering, of which 1,948,004 common shares will be vested and exercisable 180 days after this offering.

      All of the ADSs sold in the offering and the common shares they represent will be freely transferable by persons other than our “affiliates” in the United States without restriction or further registration under the Securities Act. Common shares or ADSs purchased by one of our “affiliates” may not be resold, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 of the Securities Act described below.

      The 29,657,694 common shares and the 14,058,466 Series A preference shares held by existing shareholders are, and those common shares to be issued upon conversion of the series A preference shares upon completion of this offering and those common shares issuable upon exercise of options outstanding following the completion of this offering will be, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are described below.

Lock-up Agreements

      51job, Inc. has agreed that, without the prior written consent of Morgan Stanley Dean Witter (Asia) Limited on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any common shares, ADSs or any securities convertible into or exercisable or exchangeable for common shares or ADSs;

•	file any registration statement with the Securities and Exchange Commission relating to the offering of any common shares, ADSs or any securities convertible into or exercisable or exchangeable for common shares or ADSs; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common shares or ADSs;

whether any such transaction described above is to be settled by delivery of common shares or ADSs or such other securities, in cash or otherwise.

      These restrictions do not apply to:

•	the sale of common shares in the form of ADSs to the underwriters;

•	the issuance by us of common shares issuable upon the exercise of options pursuant to our 2000 stock option plan; and

•	the issuance by us of common shares issuable upon the conversion of our Series A preference shares.

      Each of our directors, executive officers and certain existing shareholders of 51job, Inc. have agreed that, without the prior written consent of Morgan Stanley Dean Witter (Asia) Limited on behalf of the underwriters, they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any common shares, ADSs or any securities convertible into or exercisable or exchangeable for common shares or ADSs; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common shares or ADSs;

whether any such transaction described above is to be settled by delivery of common shares or such other securities, in cash or otherwise.

      These restrictions do not apply to:

•	transactions relating to common shares, ADSs or other securities acquired in open market transactions after the closing of the offering of the ADSs; and

•	certain other transfers of common shares, including to immediate family members, trusts, partners, members or controlled affiliates.

      In addition, each of our directors and executive officers and certain existing shareholders have agreed that, without the prior written consent of Morgan Stanley Dean Witter (Asia) Limited on behalf of the underwriters, they will not, during the period ending 180 days after the date of this prospectus, make any demand for or exercise any right with respect to, the registration of any shares of common shares or ADSs or any security convertible into or exercisable or exchangeable for common shares or ADSs.

      The 180-day lock-up period is subject to adjustment under certain circumstances. If (1) during the last 17 days of the 180-day lock-up period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day lock-up, the lock-up will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event; provided that in the case of clause (2) above, if no earnings results are released during the 16-day period, the lock-up will terminate on the last day of the 16-day period.

      After the expiration of the lock-up agreements, the common shares subject to the lock-up agreements, and ADSs representing such shares, will be freely eligible for sale in the public market as described below.

Rule 144

      In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned “restricted securities” for at least one year would be entitled to sell in the United States, within any three-month period, a number of shares that is not more than the greater of:

•	1% of the number of our common shares then outstanding which will equal approximately 535,940 common shares immediately after offering; or

•	the average weekly reported trading volume of our common shares on the Nasdaq National Market during the four calendar weeks before a notice of the sale on Form 144 is filed with the SEC by such person.

      Sales under Rule 144 are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. However, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

      Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the common shares proposed to be sold for at least two years from the later of the date these shares were acquired from us or from our affiliate, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares in the United States immediately following the offering without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144. However, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Rule 701

      Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased common shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Stock Options

      As of June 30, 2004, options to purchase an aggregate of 3,037,842 common shares were outstanding under our 2000 stock option plan.

Registration Rights

      After this offering, the holders of an aggregate of 43,099,329 common shares will be entitled to registration rights under a written agreement between us and such holders. In addition, our founders are entitled to registration rights with respect to common shares that may be issued to them in the future. Such agreement requires us, upon request of the holders, from time to time to file registration statements to facilitate registered sales by such holders of common shares in the United States. In addition, such agreement provides that these holders may require us to include their common shares in registration statements filed by us relating to securities offerings of common shares in the United States. Such agreement also permits the holders to request us to file “shelf” registration statements in order to facilitate resales of common shares in the United States. We are required to indemnify the holders and any underwriters in connection with sales of common shares pursuant to any of these registration statements and we are required to bear all expenses in connection therewith. See “Description of Share Capital — Registration Rights” for a more detailed description of these registration rights. Each of these holders has agreed that, without the prior written consent of Morgan Stanley Dean Witter (Asia) Limited on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus, exercise any of these registration rights. See “— Lock-up Agreements.”

Common Shares Held in Escrow for the Founders

      In April 2000, our company issued a total of 28,399,021 common shares to our four founders, Rick Yan, Michael Lei Feng, Norman Lui and Kathleen Chien, at the price of US$0.0001 per share. At the time of the issuance, these common shares were placed into escrow with the chief executive officer and president of our company, Rick Yan, as escrow agent, and were subject to repurchase by us, at our discretion, upon the termination of employment of the applicable founder. Of these common shares, 26.9% of the shares purchased by Michael Lei Feng and 31.25% of the shares purchased by Norman Lui were released from our repurchase option and escrow immediately, and 25% of the shares purchased by Rick Yan and Kathleen Chien, respectively, were released in October 2000. Subsequently, the remaining number of common shares so purchased by each founder was released ratably over the remaining vesting period. As of December 31, 2003, all common shares so purchased by the founders have been released from the repurchase option and the escrow. However, until the effective date of this offering, we are entitled to a right of first refusal in the event that any of the founders or their transferees wishes to transfer any of these shares. The founders have also agreed, at the option of our underwriters, to a lock-up period of up to 180 days specified by us in connection with an initial public offering of any of our securities, including our common shares and the ADSs. See “— Lock-up Agreements.”

TAXATION

Cayman Islands Taxation

      The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our company levied by the Government of the Cayman Islands except for stamp duties that may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. The Cayman Islands are not party to any double taxation treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

United States Federal Income Taxation

      The following summary constitutes the opinion of Shearman & Sterling LLP as to the material U.S. federal income tax consequences to a U.S. Holder, as defined below, of the acquisition, ownership and disposition of our ADSs or common shares.

      Except where noted, this summary deals only with ADSs and common shares that are held as capital assets by U.S. Holders and are acquired in this offering. This summary does not describe all of the U.S. federal income tax consequences applicable to U.S. Holders that are subject to special treatment under the U.S. federal income tax laws, including:

•	dealers in securities or currencies;

•	financial institutions;

•	real estate investment trusts;

•	insurance companies;

•	tax-exempt organizations;

•	persons holding ADSs or common shares as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

•	traders in securities that have elected the mark to market method of accounting;

•	persons liable for the alternative minimum tax;

•	persons who own more than 10% of our voting shares; or

•	persons whose “functional currency” is not the U.S. dollar.

      This summary is based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, and U.S. Treasury regulations, rulings and judicial decisions thereunder at the date hereof, and such authorities may be replaced, revoked or modified, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below.

      A U.S. Holder considering the purchase, ownership or disposition of ADSs or common shares should consult its own tax advisor concerning the U.S. federal income tax consequences as well as any consequences arising under the laws of any other taxing jurisdiction in light of the particular circumstances of the U.S. Holder.

      A U.S. Holder is a beneficial owner of ADSs or common shares that is a U.S. person. A U.S. person is a person who is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation, regardless of its source; or

•	a trust if it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or if the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

      If a partnership holds ADSs or common shares, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. A partner of a partnership holding ADSs or common shares should consult its own tax advisors.

          ADSs

      In general, for U.S. federal income tax purposes, a U.S. Holder of ADSs will be treated as the owner of the underlying common shares that are represented by such ADSs. Deposits and withdrawals of common shares in exchange for ADSs will not be subject to U.S. federal income taxation.

          Distributions on ADSs or common shares

      Subject to the discussion under “Passive Foreign Investment Company Rules” below, the gross amount of the distributions on the ADSs or common shares will be taxable to a U.S. Holder as dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Subject to certain limitations, dividends paid to non-corporate U.S. Holders, including individuals, will be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for U.S. federal income tax purposes. A qualified foreign corporation includes:

•	a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program; and

•	a foreign corporation if its stock with respect to which a dividend is paid or its ADSs backed by such stock are readily tradable on an established securities market within the United States,

but does not include an otherwise qualified corporation that is a passive foreign investment company. We believe that we will be a qualified foreign corporation for so long as (1) we are not a passive foreign investment company and (2) the ADSs are listed on the Nasdaq National Market or a national securities exchange in the United States, and thus are considered to be readily tradable on an established securities market. However, our status as a qualified foreign corporation may change.

      Dividends will be includable in a U.S. Holder’s gross income on the date actually or constructively received by such U.S. Holder, in the case of common shares, or by the depositary, in the case of ADSs. These dividends will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

      To the extent that the amount of any distribution exceeds our current or accumulated earnings and profits, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or common shares (thereby increasing the amount of gain, or decreasing the amount of loss, a U.S. Holder would recognize on a subsequent disposition of the ADSs or common shares), and the balance in excess of adjusted basis will be taxed as capital gain. We do not expect to provide U.S. Holders of common shares or ADSs with information regarding the amount of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

      Distributions of ADSs or common shares that are received as part of a pro rata distribution to all of our common shareholders (including ADS holders) will not be subject to U.S. federal income tax. The basis of the new ADSs or common shares so received will be determined by allocating a U.S. Holder’s basis in the old ADSs or common shares between the old ADSs or common shares and the new ADSs or common shares received, based on their relative fair market values on the date of distribution.

      Dividends paid on the ADSs or common shares will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” and will be treated as income from sources without the United States for U.S. foreign tax credit limitation purposes, which may be relevant for certain holders.

          Sale, exchange or other disposition of ADSs or common shares

      Subject to the discussion under “Passive foreign investment company rules” below, upon the sale, exchange or other disposition of ADSs or common shares, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized upon the sale, exchange or other disposition and the adjusted tax basis of the U.S. Holder in the ADSs or common shares. A U.S. Holder’s tax basis in an ADS or a common share will be, in general, the price it paid for that ADS or common share. The capital gain or loss generally will be long-term capital gain or loss if, at the time of sale, exchange or other disposition, the U.S. Holder has held the ADS or common share for more than one year. Net long-term capital gains of non-corporate U.S. Holders, including individuals, are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss that a U.S. Holder recognizes generally will be treated as gain or loss from sources within the United States for U.S. foreign tax credit limitation purposes.

          Passive foreign investment company rules

      Based on the projected composition of our income and valuation of our assets, we do not expect to be a passive foreign investment company for 2004 and do not expect to become one in the future, although this may change. The determination of whether we are a passive foreign investment company will be made on an annual basis and will depend on the composition of our income and assets, including goodwill. The calculation of goodwill will be based, in part, on the market value of our ADSs from time to time, which may be volatile. In addition, the composition of our income and assets will be affected by how we spend the cash we raise in this offering. For a discussion of the risks related to the possible tax effects should we be considered a passive foreign investment company, see “Risk Factors — We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.”

      In general, we will be deemed to be a passive foreign investment company for any taxable year in which either (1) at least 75% of our gross income is passive income or (2) at least 50% of the value (determined on the basis of a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce passive income. If we own at least 25% by value of the equity shares of another corporation, we will be treated for purposes of the passive foreign investment company tests as owning a proportionate share of the assets of the other corporation, and as receiving directly a proportionate share of the other corporation’s income.

      If we are a passive foreign investment company for any taxable year during which a U.S. Holder has an equity interest in our company, unless the U.S. Holder makes a mark-to-market election or a qualified electing fund election, as discussed below, such U.S. Holder will be subject to the following special tax rules.

      Gain realized upon the sale or disposition of ADSs or common shares and distributions made to a U.S. Holder by us during a taxable year with respect to the ADSs or common shares that are “excess distributions” (defined generally as the excess of the amount received with respect to the ADSs or common shares in the taxable year over 125% of the average amount received in the shorter of either the three previous years or a U.S. Holder’s holding period before the taxable year) must be allocated ratably to each day of the U.S. Holder’s holding period. The amount allocated to the current taxable year or any year before we became a passive foreign investment company will be included as ordinary income in a U.S. Holder’s gross income for that year. The amount allocated to other prior taxable years will be taxed as ordinary income at the highest rate in effect for the class of U.S. Holder, corporate or non-corporate, in that prior year and the tax is subject to an interest charge at the rate applicable to deficiencies in income taxes.

      In certain circumstances, instead of being subject to the excess distribution rules discussed above, a U.S. Holder may make an election to include gain on the ADSs or common shares of a passive foreign investment company as ordinary income under a mark-to-market method, provided that the ADSs or equity shares are regularly traded on a qualified exchange. Under current law, the mark-to-market election is only available for ADSs or common shares that are regularly traded within the meaning of U.S. Treasury regulations on certain designated U.S. exchanges and foreign exchanges that meet trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable U.S. Treasury regulations. The Nasdaq National Market is a qualified exchange.

      If a U.S. Holder makes an effective mark-to-market election, the U.S. Holder will include each year as ordinary income, rather than capital gain, the excess, if any, of the fair market value of the U.S. Holder’s ADSs or common shares at the end of the taxable year over such U.S. Holder’s adjusted basis in the ADSs or common shares, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of these ADSs or common shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s basis in the ADSs or common shares will be adjusted to reflect any such income or loss amounts. Any gain or loss on the sale of the ADSs or common shares will be ordinary income or loss, except that this loss will be ordinary loss only to the extent of the previously included net mark-to-market gain.

      Instead of being subject to the excess distribution rules discussed above, a U.S. holder of shares in a passive foreign investment company alternatively may elect to have the company treated as a qualified electing fund, provided that the company provides certain information to make such an election effective. This option will not be available to U.S. Holders because we do not intend to provide such information to U.S. Holders.

      If a U.S. Holder owns ADSs or common shares during any year that we are a passive foreign investment company, the U.S. Holder must file Internal Revenue Service Form 8621.

      A U.S. Holder should consult its own tax advisors concerning the availability and the making of a mark-to-market election and the U.S. federal income tax consequences of holding the ADSs or common shares if we are deemed to be a passive foreign investment company in any taxable year.

      Foreign Personal Holding Company Rules. Based on the expected distribution of our ADSs and common shares and the composition of our gross income, we do not expect to be classified as a foreign personal holding company for 2004 and do not expect to become one in the future. In general, a foreign corporation is classified as a foreign personal holding company if (1) at any time during its taxable year, five or fewer individuals who are U.S. citizens or residents own, directly or indirectly, more than 50% of the corporation’s stock by voting power or value and (2) the corporation receives at least 60% of its gross income (reduced to 50% after the initial year of qualification), as adjusted, for the taxable year from certain passive sources. Although we expect that we will not be classified as a foreign personal holding company, future changes of ownership and in the composition of our income could cause us to become a foreign personal holding company. In general, if, contrary to our expectations, we were classified as a foreign personal holding company, some or all U.S. Holders would be subject to special rules under U.S. federal income tax law. A U.S. Holder should consult its own tax advisors with respect to how the foreign personal holding company rules could affect its tax situation.

          Information reporting and backup withholding

      In general, unless a U.S. Holder belongs to a category of certain exempt recipients (such as corporations), information reporting requirements will apply to distributions on ADSs or common shares made within the United States and to the proceeds of sales of ADSs or common shares that are effected through the U.S. office of a broker or the non-U.S. office of a broker that has certain connections with the United States. Backup withholding may apply to these payments if a U.S. Holder fails to provide a correct taxpayer identification number or certification of exempt status, fails to report in full dividend and interest income or, in certain circumstances, fails to comply with applicable certification requirements.

      Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax, provided the U.S. Holder furnishes the required information to the Internal Revenue Service in a timely manner.

ENFORCEABILITY OF CIVIL LIABILITIES

      We are an exempted limited liability company incorporated under the laws of the Cayman Islands. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States.

      A substantial majority of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of our or such persons’ assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons or to enforce against them or against us, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

      We have appointed National Registered Agents, Inc. at 875 Avenue of the Americas, Suite 501, New York, New York 10001, as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any State of the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

      Maples and Calder Asia, our counsel as to Cayman Islands law and Jun He Law Offices, our counsel as to PRC law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands and the PRC, respectively, would (1) recognize or enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or (2) be competent to hear original actions brought in each respective jurisdiction, against us or such persons predicated upon the securities laws of the United States or any state thereof.

      Maples and Calder Asia has further advised us that a final and conclusive judgment in federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the Courts of the Cayman Islands under the common law doctrine of obligation.

      Jun He Law Offices has advised us further that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between the PRC and the country where the judgment is made or in reciprocity between jurisdictions.

UNDERWRITERS

      Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley Dean Witter (Asia) Limited, 27th Floor, Three Exchange Square, Hong Kong is acting as representative, have severally agreed to purchase, and we have agreed to sell to them the number of ADSs indicated below:

Number of
Name	ADSs

Morgan Stanley & Co. International Limited	2,887,500
25 Cabot Square, Canary Wharf, London E14 4QA, England
UBS Securities LLC	1,181,250
677 Washington Boulevard, Stamford, CT 06901, USA
Piper Jaffray & Co.	787,500
800 Nicollet Mall, Suite 800, Minneapolis, MN 55402, USA
CLSA Limited	393,750
18th Floor, One Pacific Place, 88 Queensway, Hong Kong

Total	5,250,000

      The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ over-allotment option described below. Morgan Stanley & Co. International Limited will offer ADSs in the United States through its registered broker dealers in the United States.

      The underwriters initially propose to offer part of the ADSs directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of US$0.64 per ADS under the public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representative.

      We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an additional 787,500 ADSs at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be US$84.5 million, the total underwriters’ discounts and commissions would be US$5.9 million, total proceeds to us (before expenses) would be US$78.6 million.

      The underwriting discounts and commissions are determined by negotiations among us and the representative and are a percentage of the offering price to the public. Among the factors to be considered in determining the discounts and commissions are the size of the offering, the nature of the security to be offered and the discounts and commissions charged in comparable transactions. The estimated offering expenses payable by us, in addition to the underwriting discounts and commissions, are approximately US$1,595,209, which includes legal, accounting and printing costs and various other fees associated with registering and listing the ADSs.

      The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of ADSs offered by them.

      We have received approval to have the ADSs listed on the Nasdaq National Market under the symbol “JOBS.”

      51job, Inc. has agreed that, without the prior written consent of Morgan Stanley Dean Witter (Asia) Limited on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any common shares, ADSs or any securities convertible into or exercisable or exchangeable for common shares or ADSs;

•	file any registration statement with the Securities and Exchange Commission relating to the offering of any common shares, ADSs or any securities convertible into or exercisable or exchangeable for common shares or ADSs; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common shares or ADSs;

whether any such transaction described above is to be settled by delivery of common shares or ADSs or such other securities, in cash or otherwise.

      These restrictions do not apply to:

•	the sale of common shares in the form of ADSs to the underwriters;

•	the issuance by us of common shares issuable upon the exercise of options pursuant to our 2000 stock option plan; and

•	the issuance by us of common shares issuable upon the conversion of our Series A preference shares.

      Each of our directors, executive officers and certain existing shareholders of 51job, Inc. have agreed that, without the prior written consent of Morgan Stanley Dean Witter (Asia) Limited on behalf of the underwriters, they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any common shares, ADSs or any securities convertible into or exercisable or exchangeable for common shares or ADSs; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common shares or ADSs;

whether any such transaction described above is to be settled by delivery of common shares or such other securities, in cash or otherwise.

      These restrictions do not apply to:

•	transactions relating to common shares, ADSs or other securities acquired in open market transactions after the closing of the offering of the ADSs; and

•	certain other transfers of common shares, including to immediate family members, trusts, partners, members or controlled affiliates.

      In addition, each of our directors and executive officers and certain existing shareholders have agreed that, without the prior written consent of Morgan Stanley Dean Witter (Asia) Limited on behalf of the underwriters, they will not, during the period ending 180 days after the date of this prospectus, make any demand for or exercise any right with respect to, the registration of any shares of common shares or ADSs or any security convertible into or exercisable or exchangeable for common shares or ADSs.

      The 180-day lock-up period is subject to adjustment under certain circumstances. If (1) during the last 17 days of the 180-day lock-up period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day lock-up, the lock-up will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event; provided that in the case of clause (2) above, if no earnings results are released during the 16-day period, the lock-up will terminate on the last day of the 16-day period.

      In order to facilitate the offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, ADSs in the open market to stabilize the price of the ADSs. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the ADSs in the offering, if the syndicate repurchases previously distributed ADSs to cover syndicate short positions or to stabilize the price of the ADSs. These activities may raise or maintain the market price of the ADSs above independent market levels or prevent or retard a decline in the market price of the ADSs. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

      We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Pricing of the Offering

      Prior to this offering, there has been no public market for the common shares or ADSs. The initial public offering price is determined by negotiations between us and the representative of the underwriters. Among the factors considered in determining the initial public offering price are the future prospects of our company and our industry in general, our sales, earnings and certain other financial operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of our company.

Selling Restrictions

      No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

      “United States Person or Canadian Person” means any national or resident of the United States or Canada (other than an individual resident in a Canadian province or territory where such individual is prohibited from purchasing securities under local provincial and territorial securities laws), or any corporation, person, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States Person or Canadian Person), and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person.

      Canada. Each underwriter will be deemed to have represented and agreed that (1) it has not offered or sold, and will not offer or sell, any ADSs, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer or sale of ADSs in Canada will be made only (a) in accordance with an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and (b) by a dealer duly registered under the applicable securities laws of that province or territory or in circumstances where an exemption from the applicable registered dealer requirements is available; and (2) it will send to any dealer who purchases from it any of the ADSs a notice stating in substance that, by purchasing such ADSs, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such ADSs in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of ADSs in Canada will be made only (a) in accordance with an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and (b) by a dealer duly registered under the applicable securities laws of that province or territory or in circumstances where an exemption from the applicable registered dealer requirements is available, and that such dealer will deliver to any other dealer to whom it sells any of such ADSs a notice containing substantially the same statement as is contained in this sentence. Each underwriter has also agreed to comply with all applicable laws and regulations, and make or obtain all necessary filings, consents or approvals, in each Canadian jurisdiction in which it purchases, offers, sells or delivers ADSs (including, without limitation, any applicable requirements relating to the delivery of this prospectus), in each case, at its own expense. In connection with sales of and offers to sell ADSs made by it, each underwriter will either furnish to each Canadian Person to whom any such sale or offer is made a copy of the then current prospectus, or inform such person that such prospectus will be made available upon request, and will keep an accurate record of the names and addresses of all persons to whom it gives copies of this prospectus, or any amendment or supplement to this prospectus; and when furnished with any subsequent amendment to this prospectus, any subsequent prospectus or any medium outlining changes in this prospectus, such underwriter will upon request of the representative, promptly forward copies thereof to such persons or inform such persons that such amendment, subsequent prospectus or other medium will be made available upon request.

      United Kingdom. This prospectus has not been approved by an authorized person in the United Kingdom and has not been registered with the Registrar of Companies in the United Kingdom. Each underwriter will be deemed to have represented and agreed that (1) it has not offered or sold and, prior to the expiry of a period of six months from the completion of the global offering, will not offer or sell any ADSs to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing, or disposing of investments (as principal or agent) for the purposes of their businesses, or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (2) it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000, or the FSMA, with respect to anything done by it in relation to any ADSs in, from or otherwise involving the United Kingdom; and (3) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any ADSs in circumstances in which section 21(1) of the FSMA does not apply to us.

      France. Each underwriter will be deemed to have represented and agreed that (1) neither this prospectus nor any offering material relating to ADSs has been or will be submitted to the “Commission des Opérations de Bourse” for approval (“Visa”) in France; and (2) it has not offered or sold and will not offer or sell any ADSs or distribute or cause to be distributed any copies of this prospectus or any offering material relating to the ADSs, directly or indirectly, in France, except (a) with the prior authorization of the French Ministry for Economy and Finance in accordance with Articles 9 and 10 of the “Décret” of December 29, 1989 regulating financial relations between France and foreign countries, or (b) to qualified investors (“investisseurs qualifiés”) and/or a restricted group of investors (“cercle restreint d’investisseurs”), in each case acting for their account, all as defined in, and in accordance with, Article L. 411-1 and L. 411-2 of the Monetary and Financial Code and “Décret” no. 98-880 dated October 1, 1998.

      Germany. Each underwriter will be deemed to have represented and agreed that (1) this prospectus is not a Securities Selling Prospectus within the meaning of the German Securities Sales Prospectus Act of September 8, 1998 and has not been filed with and approved by the German Federal Supervisory Authority (Bundesanstalt für Finanzdienstlienstleistungsaufsicht) or any other competent German governmental au-

thority under the relevant laws; and (2) it has not offered or sold and will not offer or sell any ADSs or distribute copies of this prospectus or any document relating to the ADSs, directly or indirectly, in Germany except to persons falling within the scope of section 2 numbers 1 (persons who as part of their profession, occupation or business, purchase or sell securities for their own account or for the account of third patties), 2 (a restricted circle of persons) and 3 (employees by their employer or related group companies) of the German Securities Sales Prospectus Act of September 8, 1998 and by doing so has not taken, and will not take, any steps which would constitute a public offering of the ADSs in Germany.

      Italy. The offering of the ADSs has not been registered with the Commissione Nazionale per le Societa e la Borsa, or CONSOB, in accordance with Italian securities legislation. Accordingly, each underwriter will be deemed to have represented and agreed that (1) sales of the ADSs in the Republic of Italy shall be effected in accordance with all Italian securities, tax and other applicable laws and regulations; and (2) it has not offered, sold or delivered, and will not offer, sell or deliver, any ADSs or distribute copies of this prospectus or any other document relating to the ADSs in the Republic of Italy unless such offer, sale or delivery of ADSs or distribution of copies of this prospectus or other documents relating to the ADSs in the Republic of Italy is to qualified investors (operatori qualificati), as defined by Articles 25 and 31(2) of CONSOB Regulation no. 11522 of 1 July 1998 as subsequently modified (Regulation 11522), except for individuals referred to in Article 31(2) of Regulation 11522 who exercise administrative, managerial or supervisory functions at a registered securities dealing firm (a Società di Intermediazione Mobiliare, or SIM), management companies (società di gestione del risparmio) authorized to manage individual portfolios on behalf of third parties and fiduciary companies authorized to manage individual portfolios pursuant to Article 60(4) of Legislative Decree no. 415 of 23 July 1996 and may not be reproduced or redistributed or passed on, directly or indirectly, to any other person or published in whole or in part. Any offer, sale or delivery of the ADSs or distribution of copies of this prospectus in Italy must be made solely by entities which are duly authorized to conduct such activities in Italy and must be in full compliance with the provisions contained in Legislative Decree no. 58 of 24 February 1998, Legislative Decree no. 385 of 1 September 1993 and any other applicable laws and regulations and possible requirements or limitations which may be imposed by the Italian competent authorities.

      The Netherlands. Each underwriter will be deemed to have represented and agreed that it has not offered, distributed, sold, transferred or delivered, and will not offer, distribute, sell, transfer or deliver, any ADSs, directly or indirectly, in the Netherlands, as part of their initial distribution or at any time thereafter, to any person other than individuals who or legal entities which trade or invest in securities in the conduct of their profession or business within the meaning of article 2 of the Exemption Regulation issued under the Securities Transactions Supervision Act 1995 (“Vrijstellingsregeling Wet toezicht effectenverkeer 1995”), which includes banks, brokers, pension funds, insurance companies, securities institutions, investment institutions and other institutional investors, including, among others, treasuries of large enterprises, who or which regularly trade or invest in securities in a professional capacity.

      Denmark. This prospectus has not been filed with or approved by the Danish Securities Council or any other regulatory authority in the Kingdom of Denmark. Accordingly, each underwriter will be deemed to have represented and agreed that it has not offered or sold, and will not offer, sell or deliver, any ADSs, directly or indirectly, in Denmark, except in compliance with Chapter 12 of the Danish Act on Trading in Securities and the Danish Executive Order No. 166 of 13 March 2003 on the First Public Offer of Certain Securities issued under Chapter 12 of the Danish Act on Trading in Securities.

      Norway. This prospectus has not been approved by or registered with the Oslo Stock Exchange under Chapter 5 of the Norwegian Securities Trading Act 1997. Accordingly, each underwriter will be deemed to have represented and agreed that it has not offered or sold, and will not offer or sell, any ADSs to any persons in Norway in any way that would constitute an offer to the public other than to persons who invest in securities as part of their professional activity and who are registered with the Oslo Stock Exchange in this capacity, or otherwise only in circumstances where an exemption from the duty to publish a prospectus under the Norwegian Securities Trading Act 1997 shall be applicable.

      Sweden. This prospectus has not been approved by or registered with the Swedish Financial Supervisory Authority. Accordingly, each underwriter will be deemed to have represented and agreed that it has not offered or sold, and will not offer or sell, any ADSs to persons in Sweden except to a “closed circle” of not more than 200 pre-selected, non-substitutable investors, under the Swedish Financial Instruments Trading Act (“Lag (1991:980) om handel med finansiella instrument”).

      Belgium. Neither this prospectus nor any offering material relating to the ADSs has been or will be submitted to the Belgian Banking, Finance and Insurance Commission (“Commissie voor het Bank-, Financie- en Assurantiewezen/ Commission Bancaire Financière et des Assurances”) for review or approval. Therefore, this prospectus will not constitute a prospectus under Belgium law. Accordingly, each underwriter will be deemed to have represented and agreed that neither this prospectus nor any offering material relating to the ADSs may be distributed or caused to be distributed, directly or indirectly, to the public in Belgium, no steps may be taken which would constitute or result in a public offering in Belgium as defined in the Royal Decree dated July 7, 1999 on the public character of financial transactions, and no securities may be sold or offered for sale to consumers as such term is defined in the Law dated July 14, 1991 on commercial practices and the information and protection of consumers. This prospectus is intended for the confidential use of the offeree it is intended for, and may not be reproduced or used for any other purpose. Any action contrary to these restrictions may cause such named offeree and the Issuer to be in violation of the Belgian securities laws.

      Ireland. Each underwriter will be deemed to have represented and agreed that (1) otherwise than in circumstances which do not constitute an offer to the public within the meaning of the Irish Companies Acts 1963 to 2001, it has not offered or sold, and will not offer or sell, in Ireland, by means of any document, any ADSs, unless such offer or sale has been or is made to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, and it has not issued, and will not issue, in Ireland any application form for ADSs; and (2) it has not made and will not make any offer of ADSs to the public in Ireland to which the European Communities (Transferable Securities and Stock Exchange) Regulations, 1992 of Ireland would apply, except in accordance with the provisions of those regulations.

      Spain. This prospectus has not been registered with the Comisión National del Mercado de Valores, and therefore a public offer for sale of the ADSs will not be promoted in the Kingdom of Spain. Accordingly, each underwriter will be deemed to have represented and agreed that the ADSs may not be offered or sold in the Kingdom of Spain, except in accordance with the requirements of the Spanish securities market law (ley 24/1998, de 28 de julio, del Mercado de valores), as amended, and Royal Decree 291/1992, on Issues and Public Offerings for the Sale of Securities (Real Decreto 291/1992, de 27 de marzo, sobre Emisiones y Ofertas Públicas de Venta de Valores), as amended, and the decrees and regulations issued thereunder.

      Portugal. The offer of ADSs has not been registered with the Portuguese Securities Market Commission. No action has been or will be taken that would permit a public offering of any of the ADSs in Portugal. Accordingly, no ADSs may be offered, sold or delivered except in circumstances that will result in compliance with any applicable laws and regulations. In particular, (1) no offer has been addressed to more than 200 (non-institutional) Portuguese investors, and (2) no offer has been preceded or followed by prospecting or solicitation of investment intentions, by promotion or solicitation to unidentified investors or followed by publication of any promotional material.

      Switzerland. Each underwriter will be deemed to have acknowledged that (1) this prospectus does not constitute a prospectus within the meaning of Article 652a and Article 1156 of the Swiss Code of Obligations (Schweizerisches Obligationenrecht); and (2) neither this offering nor the ADSs has been or will be approved by any Swiss regulatory authority.

      Luxembourg. Each underwriter will be deemed to have represented and agreed that it may not offer the ADSs in the Grand Duchy of Luxembourg except in circumstances where the requirements of Luxembourg law concerning public offerings of securities have been met. In particular, this offer has not been and may not be announced to the public and offering material may not be made available to the public.

      Australia. This prospectus is not a disclosure document under Chapter 6D of the Corporations Act, 2001 (Cth), or the Australian Corporation Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under the Australian Corporations Act. Accordingly, each underwriter will be deemed to have represented and agreed that (1) the offer of ADSs under this prospectus is only made to persons to whom it is lawful to offer

ADSs without disclosure to investors under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in Section 708 of the Australian Corporations Act, (2) this prospectus is made available in Australia to persons as set forth in clause (1) above, and (3) such underwriter must send the offeree a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (2) above and agrees not to sell or offer for sale within Australia any ADS sold to the offeree within 12 months after their transfer to the offeree under this prospectus.

      New Zealand. Each underwriter will be deemed to have represented and agreed that at the time any ADS is issued, it will not have offered for subscription any ADS or distributed any advertisement in relation to any ADS to the public in New Zealand and will not acquire any ADS with a view to selling it to the public in New Zealand, nor will it sell or offer for sale any ADS to the public in New Zealand within six months after the issue of such ADS (all such conduct to be interpreted in accordance with the Securities Act 1978), and may therefore enter into such conduct only with:

•	persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money, and

•	any other person who in all the circumstances can properly be regarded as having been selected otherwise than as a member of the public in New Zealand within the meaning of the Securities Act 1978.

      Hong Kong. Each underwriter will be deemed to have represented and agreed that (1) it has not offered or sold, and will not offer or sell, in Hong Kong, by means of any document, any ADSs other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong: and (2) except as permitted under the securities laws of Hong Kong, it has not issued and will not issue in Hong Kong any document, invitation or advertisement relating to the ADSs other than with respect to ADSs which are intended to be disposed of to persons outside Hong Kong or only to persons whose business involves the acquisition, disposal or holding of securities, whether as principal or agent.

      Japan. The ADSs have not been registered under the Securities and Exchange Law of Japan (Law No. 25 of 1948 as amended), or the SEL, and disclosure under the SEL has not been and will not be made with respect to the ADSs. Accordingly, the underwriters will be deemed to have represented and agreed that they have not, directly or indirectly, offered of sold and will not, directly or indirectly, offer or sell any ADSs in Japan or to, or for the benefit of, any resident of Japan (which term as used in this prospectus means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or resell any ADSs, directly or indirectly in Japan or to, or for the benefit of, any resident of Japan except (1) under an exemption from the registration requirements of the Securities and Exchange Law of Japan and (2) in compliance with any other relevant laws and regulations of Japan.

      Singapore. This prospectus has not been registered as a prospectus or information memorandum with the Monetary Authority of Singapore. Accordingly, each underwriter will be deemed to have represented and agreed that no advertisement may be made offering or calling attention to an offer or intended offer of the ADSs to the public in Singapore. It will not offer or sell ADSs, nor will it make ADSs the subject of an invitation for subscription or purchase, nor will it circulate or distribute this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of ADSs, whether directly or indirectly, to the public or any member of the public in Singapore other than:

•	to an institutional investor or other person specified in Section 274 of the Securities and Futures Act 2001 of Singapore, or the Securities and Futures Act,

•	to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act, or

•	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

      Korea. Each underwriter will be deemed to have represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, in Korea or to or for the account of any resident of Korea, any of the ADSs acquired in connection with the distribution contemplated by the underwriting agreement except:

•	in accordance with any exemption from the registration requirements of the Korean Securities and Exchange Law, and

•	in compliance with applicable provisions of Korean law, including, without limitation, the Foreign Exchange Transaction Law and Regulations.

      United Arab Emirates. Each underwriter will be deemed to have represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the United Arab Emirates, except:

•	in compliance with all applicable laws and regulations of the United Arab Emirates, and

•	through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates.

      People’s Republic of China. Each underwriter will be deemed to have represented and agreed that it has not and will not circulate or distribute this prospectus in the PRC and it has not offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly, any ADSs to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Hong Kong, Macau and Taiwan.

LEGAL MATTERS

      The validity of the ADSs and certain legal matters as to United States federal and New York law will be passed upon for us by Shearman & Sterling LLP. Certain legal matters as to United States federal and New York law will be passed upon for the underwriters by Davis Polk & Wardwell. The validity of the common shares represented by the ADSs offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder Asia. Certain legal matters as to PRC law will be passed upon for us by Jun He Law Offices and for the underwriters by Commerce & Finance Law Offices. Carmen Chang, a partner at Shearman & Sterling LLP, holds 4,800 of our Series A preference shares which will convert into 4,800 common shares of our company upon the closing of this offering.

EXPERTS

      Our consolidated financial statements as of and for the years ended December 31, 2002 and 2003 included in this prospectus have been so included in reliance on the audit report of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing. PricewaterhouseCoopers Zhong Tian CPAs Limited Company is a member of the Chinese Institute of Certified Public Accountants. The offices of PricewaterhouseCoopers Zhong Tian CPAs Limited Company are located at 11th Floor, PricewaterhouseCoopers Center, 202 Hu Bin Road, Shanghai 200021, the People’s Republic of China.

      The statements included in this prospectus under the captions “Risk Factors — Risks Related to Our Business,” “Risk Factors — Risks Related to Our Corporate Structure,” “Risk Factors — Risks Related to the Peoples’ Republic of China,” “Corporate Structure,” “Regulation,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Enforceability of Civil Liabilities,” to the extent they constitute matters of PRC law, have been reviewed and confirmed by Jun He Law Offices, our PRC counsel, as experts in such matters, and are included in this prospectus in reliance upon such review and confirmation. The offices of Jun He Law Offices are located at 20th Floor, China Resources Building, No. 8 Jianguomenbei Avenue, Beijing, the People’s Republic of China.

EXPENSES RELATED TO THIS OFFERING

      The following table sets forth the main costs and expenses, other than the underwriting discounts and commissions, in connection with this offering, which we will be required to pay.

U.S. Securities and Exchange Commission registration fee	US$	10,709
National Association of Securities Dealers, Inc. filing fee	US$	9,500
Nasdaq National Market listing fee	US$	100,000
Legal fees and expenses	US$	950,000
Accounting fees and expenses	US$	170,000
Printing costs	US$	250,000
Other fees and expenses	US$	105,000

Total	US$	1,595,209

      All amounts are estimated except the U.S. Securities and Exchange Commission registration fee and National Association of Securities Dealers Inc. filing fee.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC a registration statement on Form F-1 under the Securities Act in connection with this offering of our shares and ADSs. A related registration statement on Form F-6 has also been filed with the SEC to register the ADSs as evidenced by the ADRs. This prospectus, which forms a part of the registration statement on Form F-1, does not contain all of the information set forth in these registration statements, and the exhibits and schedules thereto. We have omitted certain portions of these registration statements from the prospectus in accordance with the rules and regulations of the SEC. You should refer to these registration statements for further information. Statements contained in this prospectus as to the contents of any contract or other document that is filed as an exhibit to the registration statements are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or document.

      Upon declaration by the SEC of the effectiveness of the registration statements, we will become subject to the periodic reporting and other informational requirements of the Exchange Act applicable to a foreign private issuer. Under the Exchange Act, we will file annual reports on Form 20-F within six months of our fiscal year end, and we will submit other reports and information under cover of Form 6-K with the SEC. Copies of the registration statements, their accompanying exhibits, as well as such reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the SEC’s Public Reference Room located at 450 Fifth Street, N.W., Room 1200, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330 or by contacting the SEC at its website at www.sec.gov.

      As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us. We also intend to furnish to the SEC under Form 6-K semi-annual and quarterly reports containing certain unaudited financial information.

INDEX TO FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 2001, 2002, 2003 and for the six-month periods ended June 30, 2003 and 2004 (unaudited)	F-3
Consolidated Balance Sheets as of December 31, 2002, 2003 and June 30, 2004 (unaudited)	F-4
Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2001, 2002, 2003 and for the six-month period ended June 30, 2004 (unaudited)	F-6
Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2002, 2003 and for the six-month periods ended June 30, 2003 and 2004 (unaudited)	F-7
Notes to the Financial Statements for the years ended December 31, 2001 (unaudited), 2002, 2003 and for the six-month periods ended June 30, 2003 and 2004 (unaudited)	F-8
Additional Information — Financial Statement Schedule I	F-32

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

     51JOB, INC.:

      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of changes in shareholders’ equity and of cash flows expressed in Renminbi present fairly, in all material respects, the financial position of 51job, Inc. (the “Company”) and its subsidiaries as of December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the years then ended, in conformity with generally accepted accounting principles in the United States of America. In addition, in our opinion, the related Financial Statement Schedule I presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These consolidated financial statements and Financial Statement Schedule I are the responsibility of the Company’s management; our responsibility is to express an opinion on these consolidated financial statements and Financial Statement Schedule I based on our audits. We conducted our audits of these statements in accordance with the standards of Public Company Accounting Oversight Board (United States).
Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

      The accompanying consolidated balance sheets as of June 30, 2004, statements of operations and comprehensive income and statements of cash flows of 51job, Inc. for the year ended December 31, 2001 and for the six-month period ended June 30, 2003 and 2004, and statement of changes in shareholders’ equity for the year ended December 31, 2001, and the six-month period ended June 30, 2004 were not audited by us and, accordingly, we do not express an opinion on them.

      As discussed in Note 2(a), these financial statements have been restated.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Shanghai, People’s Republic of China
May 4, 2004, except for the impact to the financial statements as referenced in Note 2(a), which is as of July 30, 2004

51JOB, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002, 2003 AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2004

		2001
	Note	(unaudited)	2002	2003	2003

		RMB	RMB	RMB	US$ (Note 2 (c))
Revenues:
Print advertising		90,940,220	116,989,356	182,606,297	22,062,960
Online recruitment services		22,586,591	28,938,327	76,960,121	9,298,519
Executive search		9,126,842	9,726,300	15,748,331	1,902,754
Other human resource related revenues		5,305,068	9,895,734	18,019,611	2,177,176

Total revenues:		127,958,721	165,549,717	293,334,360	35,441,409

Less: Business and related tax		(5,987,998)	(7,510,017)	(13,215,419)	(1,596,721)

Net revenues		121,970,723	158,039,700	280,118,941	33,844,688

Cost of services		(84,208,642)	(92,220,940)	(151,477,142)	(18,301,856)

Gross profit		37,762,081	65,818,760	128,641,799	15,542,832

Operating expenses:
Sales and marketing		(18,503,675)	(24,356,157)	(38,619,523)	(4,666,110)
General and administrative		(33,732,311)	(30,382,850)	(38,135,612)	(4,607,642)
Share-based compensation — share option*		—	—	(13,482,546)	(1,628,996)
Share-based compensation — founder shares**		(8,808,931)	(8,808,931)	(4,622,466)	(558,498)

Total operating expenses		(61,044,917)	(63,547,938)	(94,860,147)	(11,461,246)

Income (loss) from operations		(23,282,836)	2,270,822	33,781,652	4,081,586
Interest and investment income		71,616	462,376	930,288	112,399
Other income (expense)		253,570	(46,590)	1,080,334	130,528

Income (loss) before provision for income tax		(22,957,650)	2,686,608	35,792,274	4,324,513
Income tax benefit (expense)	8	—	1,259,194	(3,192,011)	(385,667)

Net income (loss)		(22,957,650)	3,945,802	32,600,263	3,938,846

Deemed dividends to holders of Series A Preference Shares	13	—	(1,233,659)	—	—
Amount allocated to participating preference shareholders	13	—	(876,215)	(10,615,466)	(1,282,588)

Income (loss) attributable for common shareholders		(22,957,650)	1,835,928	21,984,797	2,656,258

Other comprehensive income (loss):
Currency translation adjustments		(22,296)	(123,391)	76,964	9,299
Unrealized gain (loss) for investment		—	—	(279,532)	(33,774)

Comprehensive income (loss)		(22,979,946)	3,822,411	32,397,695	3,914,371

Earnings (loss) per share	13
— Basic		(1.72)	0.09	0.83	0.10
— Diluted		(1.72)	0.07	0.75	0.09
Weighted average number of shares outstanding
— Basic		13,341,384	20,458,303	26,594,228	26,594,228
— Diluted		13,341,384	24,794,150	29,323,325	29,323,325
Pro forma earnings per share (unaudited Note 15)
— Basic		N/A	N/A	0.81	0.10
— Diluted		N/A	N/A	0.76	0.09
Pro forma weighted average common shares outstanding (unaudited Note 15)
— Basic		N/A	N/A	40,272,694	40,272,694
— Diluted		N/A	N/A	43,001,791	43,001,791
*Share-based compensation — share option:
Included in cost of services		—	—	596,551	72,077
Included in operating expenses
— Sales and marketing		—	—	423,221	51,135
— General and administrative		—	—	13,059,325	1,577,861

[Additional columns below]

[Continued from above table, first column(s) repeated]

	For the six-month	For the six-month	For the six-month
	period ended	period ended	period ended
	June 30, 2003	June 30, 2004	June 30, 2004
	(unaudited)	(unaudited)	(unaudited)

	RMB	RMB	US$ (Note 2 (c))
Revenues:
Print advertising	77,220,871	149,259,709	18,033,940
Online recruitment services	33,390,914	50,849,355	6,143,749
Executive search	6,061,669	10,833,165	1,308,891
Other human resource related revenues	6,528,835	17,077,298	2,063,322

Total revenues:	123,202,289	228,019,527	27,549,902

Less: Business and related tax	(5,406,468)	(10,911,910)	(1,318,405)

Net revenues	117,795,821	217,107,617	26,231,497

Cost of services	(66,322,816)	(107,765,129)	(13,020,459)

Gross profit	51,473,005	109,342,488	13,211,038

Operating expenses:
Sales and marketing	(17,598,601)	(29,490,147)	(3,563,075)
General and administrative	(18,075,208)	(27,380,253)	(3,308,152)
Share-based compensation — share option*	(11,182,533)	(12,044,768)	(1,455,280)
Share-based compensation — founder shares**	(3,195,928)	—	—

Total operating expenses	(50,052,270)	(68,915,168)	(8,326,507)

Income (loss) from operations	1,420,735	40,427,320	4,884,531
Interest and investment income	428,863	461,763	55,791
Other income (expense)	160,985	492,566	59,513

Income (loss) before provision for income tax	2,010,583	41,381,649	4,999,835
Income tax benefit (expense)	(179,307)	(15,387,952)	(1,859,212)

Net income (loss)	1,831,276	25,993,697	3,140,623

Deemed dividends to holders of Series A Preference Shares	—	—	—
Amount allocated to participating preference shareholders	(596,491)	(8,459,919)	(1,022,149)

Income (loss) attributable for common shareholders	1,234,785	17,533,778	2,118,474

Other comprehensive income (loss):
Currency translation adjustments	2,008	128,312	15,503
Unrealized gain (loss) for investment	—	(351,672)	(42,490)

Comprehensive income (loss)	1,833,284	25,770,337	3,113,636

Earnings (loss) per share
— Basic	0.05	0.61	0.07
— Diluted	0.04	0.57	0.07
Weighted average number of shares outstanding
— Basic	25,843,641	28,876,086	28,876,086
— Diluted	29,621,115	30,741,727	30,741,727
Pro forma earnings per share (unaudited Note 15)
— Basic	N/A	0.61	0.07
— Diluted	N/A	0.58	0.07
Pro forma weighted average common shares outstanding (unaudited Note 15)
— Basic	N/A	42,808,585	42,808,585
— Diluted	N/A	44,674,226	44,674,226
*Share-based compensation — share option:
Included in cost of services	300,886	965,625	116,657
Included in operating expenses
— Sales and marketing	216,063	1,005,324	121,466
— General and administrative	10,966,470	11,039,444	1,333,814

**	All share-based compensation — founder shares is a component of general and administrative expense.

The accompanying notes are an integral part of these financial statements.

51JOB, INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2002, 2003 AND JUNE 30, 2004

	Note	2002	2003	2003

		RMB	RMB	US$ (Note
				2(c))
ASSETS
Current assets:
Cash		68,637,760	115,084,572	13,904,812
Accounts receivable (net of allowance for doubtful accounts of RMB889,430, RMB1,318,528 and RMB1,509,244 as of December 31, 2002, 2003 and June 30, 2004, respectively)		4,977,860	17,419,248	2,104,638
Prepayments and other current assets	4	3,800,363	8,657,133	1,045,976
Deferred tax assets, current	8	2,219,700	4,412,423	533,120

Total current assets		79,635,683	145,573,376	17,588,546

Investments		—	10,479,008	1,266,101
Property and equipment	5	13,687,521	17,849,517	2,156,624
Intangible assets	6	7,423,038	7,712,595	931,855
Other long-term assets		2,915,322	3,638,418	439,603
Deferred tax assets, non-current	8	—	151,365	18,288

Total non-current assets		24,025,881	39,830,903	4,812,471

Total assets		103,661,564	185,404,279	22,401,017

LIABILITIES
Current liabilities:
Accounts payable		4,792,012	11,140,037	1,345,968
Due to related parties	12	4,229,587	6,504,773	785,923
Salary and employee related accrual		6,189,124	9,148,551	1,105,351
Taxes payable		2,310,711	6,036,064	729,293
Advance from customers		6,794,962	17,447,831	2,108,092
Other payables and accruals	7	1,709,040	3,504,953	423,477
Deferred tax liabilities, current	8	—	2,313,982	279,581

Total current liabilities		26,025,436	56,096,191	6,777,685

Deferred tax liabilities, non-current	8	32,080	23,533	2,843

Total liabilities		26,057,516	56,119,724	6,780,528

Commitments and contingencies	14	—	—	—

[Additional columns below]

[Continued from above table, first column(s) repeated]

			June 30,	June 30,
			2004	2004
	June 30,	June 30,	pro forma	pro forma
	2004	2004	(Note 15)	(Note 15)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

	RMB	US$ (Note	RMB	US$ (Note
		2(c))		2(c))
ASSETS
Current assets:
Cash	152,668,574	18,445,808	152,668,574	18,445,808
Accounts receivable (net of allowance for doubtful accounts of RMB889,430, RMB1,318,528 and RMB1,509,244 as of December 31, 2002, 2003 and June 30, 2004, respectively)	18,108,281	2,187,889	18,108,281	2,187,889
Prepayments and other current assets	27,043,722	3,267,491	27,043,722	3,267,491
Deferred tax assets, current	7,781,746	940,210	7,781,746	940,210

Total current assets	205,602,323	24,841,398	205,602,323	24,841,398

Investments	10,443,203	1,261,775	10,443,203	1,261,775
Property and equipment	20,949,152	2,531,131	20,949,152	2,531,131
Intangible assets	6,810,804	822,899	6,810,804	822,899
Other long-term assets	4,253,742	513,948	4,253,742	513,948
Deferred tax assets, non-current	588,574	71,113	588,574	71,113

Total non-current assets	43,045,475	5,200,866	43,045,475	5,200,866

Total assets	248,647,798	30,042,264	248,647,798	30,042,264

LIABILITIES
Current liabilities:
Accounts payable	13,653,914	1,649,701	13,653,914	1,649,701
Due to related parties	2,093,036	252,886	2,093,036	252,886
Salary and employee related accrual	9,503,192	1,148,200	9,503,192	1,148,200
Taxes payable	18,919,232	2,285,870	18,919,232	2,285,870
Advance from customers	12,587,134	1,520,810	12,587,134	1,520,810
Other payables and accruals	15,331,566	1,852,400	15,331,566	1,852,400
Deferred tax liabilities, current	3,916,708	473,227	3,916,708	473,227

Total current liabilities	76,004,782	9,183,094	76,004,782	9,183,094

Deferred tax liabilities, non-current	—	—	—	—

Total liabilities	76,004,782	9,183,094	76,004,782	9,183,094

Commitments and contingencies	—	—	—	—

51JOB, INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2002 AND 2003 AND JUNE 30, 2004 — (Continued)

	Note	2002	2003	2003

		RMB	RMB	US$ (Note
				2(c))
Shareholders’ equity
Common shares (US$0.0001 par value; 57,000,000 shares authorized, 28,304,781, 28,772,115 and 29,035,513 shares issued and outstanding as of December 31, 2002, 2003 and June 30, 2004, respectively)		23,427	23,816	2,878
Series A Preference Shares (US$0.0001 par value; 15,000,000 shares authorized; 13,678,466 issued and outstanding as of December 31, 2002 and 2003, and 14,058,466 issued and outstanding as of June 30, 2004, with liquidation value of US$ 1.0417 per share)	9	11,332	11,332	1,369
Additional paid-in capital — common shares		36,504,160	97,502,397	11,780,489
Additional paid-in capital — preference shares		116,364,516	116,364,516	14,059,459
Deferred share-based compensation — founder shares	2(a)	(4,622,466)	—	—
Deferred share-based compensation — share option	10	—	(46,338,280)	(5,598,710)
Statutory reserves		871,270	9,470,398	1,144,238
Other comprehensive loss		(235,783)	(438,351)	(52,962)
Accumulated deficit		(71,312,408)	(47,311,273)	(5,716,272)

Total shareholders’ equity		77,604,048	129,284,555	15,620,489

Total liabilities and shareholders’ equity		103,661,564	185,404,279	22,401,017

[Additional columns below]

[Continued from above table, first column(s) repeated]

			June 30,	June 30,
			2004	2004
			pro forma	pro forma
	June 30, 2004	June 30, 2004	(Note 15)	(Note 15)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

	RMB	US$ (Note	RMB	US$ (Note
		2(c))		2(c))
Shareholders’ equity
Common shares (US$0.0001 par value; 57,000,000 shares authorized, 28,304,781, 28,772,115 and 29,035,513 shares issued and outstanding as of December 31, 2002, 2003 and June 30, 2004, respectively)	24,033	2,904	35,679	4,311
Series A Preference Shares (US$0.0001 par value; 15,000,000 shares authorized; 13,678,466 issued and outstanding as of December 31, 2002 and 2003, and 14,058,466 issued and outstanding as of June 30, 2004, with liquidation value of US$ 1.0417 per share)	11,646	1,407	—	—
Additional paid-in capital — common shares	115,267,461	13,926,910	234,908,119	28,382,200
Additional paid-in capital — preference shares	119,640,658	14,455,290	—	—
Deferred share-based compensation — founder shares	—	—	—	—
Deferred share-based compensation — share option	(49,791,893)	(6,015,984)	(49,791,893)	(6,015,984)
Statutory reserves	14,478,441	1,749,322	14,478,441	1,749,322
Other comprehensive loss	(661,711)	(79,948)	(661,711)	(79,948)
Accumulated deficit	(26,325,619)	(3,180,731)	(26,325,619)	(3,180,731)

Total shareholders’ equity	172,643,016	20,859,170	172,643,016	20,859,170

Total liabilities and shareholders’ equity	248,647,798	30,042,264	248,647,798	30,042,264

The accompanying notes are an integral part of these financial statements.

51JOB, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002, 2003 AND
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2004

			Series A		Additional	Additional
	Common shares		Preference Shares		paid-in	paid-in	Deferred
					capital —	capital —	share-based
	Number		Number		common	preference	compensation —
	of shares	Par value	of shares	Par value	shares	shares	founder shares

		RMB		RMB	RMB	RMB	RMB
Balance as of January 1, 2001 (unaudited)	28,504,301	23,594	7,668,658	6,358	36,666,368	64,761,612	(22,240,328)
Issuance of Series A Preference Shares	—	—	2,999,904	2,482	—	25,786,177	—
Exercise of share options	90,240	73	—	—	112,015	—	—
Exercise of warrants	—	—	10,000	8	86,244	—	—
Share-based compensation — founder shares	—	—	—	—	—	—	8,808,931
Adjustment of other comprehensive loss	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—

Balance as of December 31, 2001 (unaudited)	28,594,541	23,667	10,678,562	8,848	36,864,627	90,547,789	(13,431,397)

Issuance of Series A Preference Shares	—	—	2,999,904	2,484	—	25,816,727	—
Repurchase of common shares, retired	(380,000)	(313)	—	—	(471,452)	—	—
Exercise of share options	90,240	73	—	—	110,985	—	—
Share-based compensation — founder shares	—	—	—	—	—	—	8,808,931
Appropriation of statutory reserves	—	—	—	—	—	—	—
Adjustment of other comprehensive loss	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—

Balance as of December 31, 2002	28,304,781	23,427	13,678,466	11,332	36,504,160	116,364,516	(4,622,466)

Share-based compensation — founder shares	—	—	—	—	—	—	4,622,466
Share-based compensation — share option	—	—	—	—	60,417,377	—	—
Exercise of share options	467,334	389	—	—	580,860	—	—
Appropriation of statutory reserves	—	—	—	—	—	—	—
Adjustment of other comprehensive loss	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—

Balance as of December 31, 2003	28,772,115	23,816	13,678,466	11,332	97,502,397	116,364,516	—

Balance as of December 31, 2003 (US$ Note 2 (c))	28,772,115	2,878	13,678,466	1,369	11,780,489	14,059,459	—

Exercise of share options	263,398	217	—	—	1,301,058	—	—
Exercise of warrants	—	—	380,000	314	—	3,276,142	—
Share-based compensation — share option	—	—	—	—	16,464,006	—	—
Appropriation of statutory reserves	—	—	—	—	—	—	—
Adjustment of other comprehensive loss	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—

Balance as of June 30, 2004 (unaudited)	29,035,513	24,033	14,058,466	11,646	115,267,461	119,640,658	—

Balance as of June 30, 2004 (unaudited) (US$ Note 2(c))	29,035,513	2,904	14,058,466	1,407	13,926,910	14,455,290	—

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Deferred
	share-based		Other		Total
	compensation —	Statutory	comprehensive	Accumulated	shareholders’
	share option	reserves	income	deficit	equity

	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2001 (unaudited)	—	—	(90,096)	(51,429,290)	27,698,218
Issuance of Series A Preference Shares	—	—	—	—	25,788,659
Exercise of share options	—	—	—	—	112,088
Exercise of warrants	—	—	—	—	86,252
Share-based compensation — founder shares	—	—	—	—	8,808,931
Adjustment of other comprehensive loss	—	—	(22,296)	—	(22,296)
Net loss	—	—	—	(22,957,650)	(22,957,650)

Balance as of December 31, 2001 (unaudited)	—	—	(112,392)	(74,386,940)	39,514,202

Issuance of Series A Preference Shares	—	—	—	—	25,819,211
Repurchase of common shares, retired	—	—	—	—	(471,765)
Exercise of share options	—	—	—	—	111,058
Share-based compensation — founder shares	—	—	—	—	8,808,931
Appropriation of statutory reserves	—	871,270	—	(871,270)	—
Adjustment of other comprehensive loss	—	—	(123,391)	—	(123,391)
Net income	—	—	—	3,945,802	3,945,802

Balance as of December 31, 2002	—	871,270	(235,783)	(71,312,408)	77,604,048

Share-based compensation — founder shares	—	—	—	—	4,622,466
Share-based compensation — share option	(46,338,280)	—	—	—	14,079,097
Exercise of share options	—	—	—	—	581,249
Appropriation of statutory reserves	—	8,599,128	—	(8,599,128)	—
Adjustment of other comprehensive loss	—	—	(202,568)	—	(202,568)
Net income	—	—	—	32,600,263	32,600,263

Balance as of December 31, 2003	(46,338,280)	9,470,398	(438,351)	(47,311,273)	129,284,555

Balance as of December 31, 2003 (US$ Note 2 (c))	(5,598,710)	1,144,238	(52,9 62)	(5,716,272)	15,620,489

Exercise of share options	—	—	—		1,301,275
Exercise of warrants	—	—	—	—	3,276,456
Share-based compensation — share option	(3,453,613)	—	—	—	13,010,393
Appropriation of statutory reserves	—	5,008,043	—	(5,008,043)	—
Adjustment of other comprehensive loss	—	—	(223,360)	—	(223,360)
Net income	—	—	—	25,993,697	25,993,697

Balance as of June 30, 2004 (unaudited)	(49,791,893)	14,478,441	(661,711)	(26,325,619)	172,643,016

Balance as of June 30, 2004 (unaudited) (US$ Note 2(c))	(6,015,984)	1,749,322	(79,948)	(3,180,731)	20,859,170

The accompanying notes are an integral part of these financial statements.

51JOB, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002, 2003 AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2004

		2001
	Note	(unaudited)	2002	2003	2003

		RMB	RMB	RMB	US$ (Note 2 (c))
Cash flows from operating activities:
Net income (loss)		(22,957,650)	3,945,802	32,600,263	3,938,846
Adjustments for:
Share-based compensation		8,808,931	8,808,931	18,701,563	2,259,571
Depreciation		2,780,833	3,494,998	4,677,763	565,179
Amortization of intangible assets		482,723	1,036,044	3,230,360	390,300
(Increase) Decrease in accounts receivable		(2,206,075)	2,164,541	(12,441,388)	(1,503,200)
(Increase) Decrease in prepayments and other current assets		1,017,737	(1,621,262)	(4,882,969)	(589,973)
Increase in deferred tax assets		—	(2,219,700)	(2,344,088)	(283,219)
(Decrease) Increase in accounts payable		3,300,180	(1,317,774)	3,599,055	434,847
(Decrease) Increase in due to related parties		1,804,868	(1,841,525)	2,275,186	274,894
Increase in salary and welfare payable		523,097	1,455,828	869,958	105,111
Increase in deferred tax liabilities		—	32,080	2,305,435	278,549
Increase in taxes payable		148,376	1,399,106	3,725,353	450,107
(Decrease) Increase in advance from customers		(246,885)	5,894,438	10,652,869	1,287,107
Increase in other payables and accruals		577,660	1,047,868	3,720,404	449,509
Increase in other long term assets		(1,171,756)	(25,156)	(723,096)	(87,366)

Net cash (used) provided by operating activities		(7,137,961)	22,254,219	65,966,668	7,970,262

Cash flows from investing activities:
Purchase of property and equipment		(6,500,492)	(6,347,215)	(8,839,759)	(1,068,042)
Purchase of intangible assets		(2,557,152)	(3,304,643)	(770,947)	(93,148)
Purchase of investments		—	—	(10,732,341)	(1,296,709)

Net cash used in investing activities		(9,057,644)	(9,651,858)	(20,343,047)	(2,457,899)

Cash flows from financing activities:
Proceeds from issuance of Series A Preference Shares, net of issuance cost		25,788,659	25,819,211	—	—
Proceeds from the exercise of options		—	—	746,227	90,161

Net cash provided by financing activities		25,788,659	25,819,211	746,227	90,161

Effect of foreign exchange rate changes on cash		(22,296)	(123,391)	76,964	9,299

Net increase in cash		9,570,758	38,298,181	46,446,812	5,611,823
Cash, beginning of period		20,768,821	30,339,579	68,637,760	8,292,989

Cash, end of period		30,339,579	68,637,760	115,084,572	13,904,812

Supplemental disclosure of cash flow information
Cash paid during the periods for:
Income taxes		—	1,010,848	1,900,000	229,560
Interest expenses		—	—	—	—
Supplemental disclosure of non-cash investing activities
Accrual related to purchase of property, equipment and software		4,307,566	1,320,443	2,748,970	332,134

[Additional columns below]

[Continued from above table, first column(s) repeated]

	For the six-month	For the six-month	For the six-month
	period ended	period ended	period ended
	June 30, 2003	June 30, 2004	June 30, 2004
	(unaudited)	(unaudited)	(unaudited)

	RMB	RMB	US$ (Note 2 (c))
Cash flows from operating activities:
Net income (loss)	1,831,276	25,993,697	3,140,623
Adjustments for:
Share-based compensation	14,679,347	13,010,393	1,571,949
Depreciation	2,143,241	3,100,467	374,606
Amortization of intangible assets	1,592,187	901,791	108,957
(Increase) Decrease in accounts receivable	(5,525,485)	(689,033)	(83,251)
(Increase) Decrease in prepayments and other current assets	329,647	(18,386,589)	(2,221,515)
Increase in deferred tax assets	(1,175,772)	(3,806,532)	(459,915)
(Decrease) Increase in accounts payable	2,556,309	5,680,360	686,316
(Decrease) Increase in due to related parties	342,740	(6,179,168)	(746,583)
Increase in salary and welfare payable	(966,215)	293,047	35,407
Increase in deferred tax liabilities	564,921	1,579,193	190,802
Increase in taxes payable	(122,737)	12,883,168	1,556,577
(Decrease) Increase in advance from customers	7,554,354	(4,860,697)	(587,282)
Increase in other payables and accruals	2,010,431	11,925,575	1,440,881
Increase in other long term assets	(414,222)	(615,325)	(74,345)

Net cash (used) provided by operating activities	25,400,022	40,830,347	4,933,227

Cash flows from investing activities:
Purchase of property and equipment	(2,365,450)	(5,476,575)	(661,694)
Purchase of intangible assets	(509,544)	(3,890,010)	(470,001)
Purchase of investments	(10,732,341)	—	—

Net cash used in investing activities	(13,607,335)	(9,366,585)	(1,131,695)

Cash flows from financing activities:
Proceeds from issuance of Series A Preference Shares, net of issuance cost	—	3,276,456	395,870
Proceeds from the exercise of options	—	3,067,143	370,580

Net cash provided by financing activities	—	6,343,599	766,450

Effect of foreign exchange rate changes on cash	2,008	(223,359)	(26,986)

Net increase in cash	11,794,695	37,584,002	4,540,996
Cash, beginning of period	68,637,760	115,084,572	13,904,812

Cash, end of period	80,432,455	152,668,574	18,445,808

Supplemental disclosure of cash flow information
Cash paid during the periods for:
Income taxes	1,006,271	1,976,177	238,767
Interest expenses	—	—	—
Supplemental disclosure of non-cash investing activities
Accrual related to purchase of property, equipment and software	1,374,485	2,860,803	345,650

The accompanying notes are an integral part of these financial statements.

51JOB, INC.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2001 (UNAUDITED), 2002, 2003 AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2004 (UNAUDITED)
(Amounts expressed in RMB unless otherwise stated)

1.   ORGANIZATION AND NATURE OF OPERATIONS

      The accompanying consolidated financial statements include the financial statements of 51job, Inc. (the “Company”), its subsidiaries, which principally consist of 51net Beijing, 51net.com Inc. (“51net”), Qianjin Network Information Technology (Shanghai) Co., Ltd. (“Tech JV”), Shanghai Qianjin Culture Communication Co., Ltd. (“AdCo”), and Qian Cheng Wu You Network Information Technology (Beijing) Co. Ltd. (“WFOE”), and certain variable interest entity subsidiaries (“VIE subsidiaries”), which consist of Beijing Run An Information Consultancy Co., Ltd. (“Run An”) and Beijing Qian Cheng Si Jin Advertising Co., Ltd., (“Qian Cheng”). The Company, its subsidiaries, and VIE subsidiaries are hereinafter collectively referred to as the “Group.”

      The Company changed its name from 51net.com Cayman Islands Inc. to 51job, Inc. effective from April 26, 2004.

      The Group is an integrated human resource service provider in the People’s Republic of China (the “PRC”) and is principally engaged in recruitment related advertising services, including the production of a city-specific publication of advertisement listings as newspaper inserts and Internet recruitment services. The Group also provides executive search service and other human resource related services.

      Pursuant to relevant PRC laws and regulations, companies conducting businesses as stated in the preceding paragraph have various licenses, including the advertisement license, HR services license and the license for Internet content provision (“ICP”) from relevant government authorities.

      The Company was incorporated in the Cayman Islands on March 24, 2000 and accordingly is considered as a foreign person under PRC law. As of December 31, 2003, the Company owned a 99% and a 79.2% equity interest in Tech JV and AdCo respectively. The remaining equity interest in these entities was owned by Qian Cheng and Run An, the Company’s VIE subsidiaries. As PRC regulations limited foreign ownership of companies that provide human resources related services, Internet content provision and advertising services, the Group was dependent on certain licenses held by its VIE subsidiaries and conducted a small portion of its human resource related operations through Run An and Qian Cheng. The Company did not have any equity ownership interest in either of these entities. After Tech JV obtained the necessary business licenses, the business and operations of Run An and Qian Cheng were transferred to Tech JV, AdCo and AdCo’s subsidiaries over a period of time. Since 2002, substantially all of the Company’s operations have been conducted through Tech JV, AdCo and AdCo’s subsidiaries. Additionally, Run An and Qian Cheng held certain equity interest in the Company’s subsidiaries. Pursuant to a series of technical and consulting services agreements and undertaking by those equity owners, the Company bore all of the risk and rewards of Run An and Qian Cheng (Note 2(b)). Accordingly, as of December 31, 2003, the Company, or its subsidiaries, as the case may be, was considered the primary beneficiary of the VIE subsidiaries and their results are consolidated in the Company’s financial statements. No other party shares in any of the economic risk or rewards of the Company’s subsidiaries and VIE subsidiaries; therefore, no minority interest is reflected on the Company’s financial statements.

      In March 2004, the PRC government amended its limitation on foreign ownership of advertising companies and currently permits foreign equity ownership up to 70% of a PRC advertising entity. Accordingly, the Company undertook a restructuring in May 2004 (the “Restructuring”) and 51net, a foreign entity, has transferred 48% of its equity interest in Tech JV to a subsidiary of AdCo, which is also an indirect subsidiary of 51net. As a result, 51net effectively holds 69.7% of the equity interest in Tech JV and Qian Cheng effectively holds the remaining 30.3% equity interest. After the Restructuring, Tech JV can legally hold the necessary licenses to provide advertising services in the PRC. Additionally, as part of the Restructuring,

51JOB, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001 (UNAUDITED), 2002, 2003 AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2004 (UNAUDITED)
(Amounts expressed in RMB unless otherwise stated)

certain of the agreements with and undertakings by the VIE subsidiaries were amended to enhance the Company’s ability to control the VIE subsidiaries (Note 2(b)).

2.   PRINCIPAL ACCOUNTING POLICIES

          (a)  Basis of presentation

      The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

      The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reported periods. Actual results may differ from those estimates.

      In April 2000, the Company issued 28,399,021 common shares to the founders of the Group which were initially placed in escrow and subject to certain repurchase provisions (Note 10). In the Company’s financial statements for the years ended December 31, 2001, 2002 and 2003 issued on July 7, 2004, share-based compensation expense with respect to the issuance of these shares was not recognized. As these shares were subject to repurchase by the Company upon the termination, within a specified time period, of each founder’s services to the Company, the Company restated its financial statements and recognized additional share-based compensation expense in the amount of RMB8,808,931, RMB8,808,931, RMB4,622,466, RMB3,195,928 and nil for the years ended December 31, 2001, 2002 and 2003 and for the six-month ended June 30, 2003 and 2004, respectively, based on (i) the estimated fair value of the common shares on the date of issuance and (ii) the period in which the shares were released from the repurchase provisions. As a result of the recognition of additional share-based compensation, net income (loss) for each period was reduced by the same amount. The cumulative increase in accumulated deficit at December 31, 2000 was RMB12,995,396. As of December 31, 2003, all shares so purchased by the founders have been released from the repurchase option and the escrow. No additional share-based compensation related to these Founder Shares will be recognized thereafter.

          (b)  Basis of consolidation

      The consolidated financial statements include the financial statements of the Company, its subsidiaries, and VIE subsidiaries. All significant transactions and balances between the Company, its subsidiaries, and VIE subsidiaries have been eliminated upon consolidation.

      A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors; to cast majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

      The Group has adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46”) for all periods presented. FIN 46 requires VIEs to be consolidated by the primary beneficiary of the entity. An entity is considered to be a VIE if certain conditions are present, such as if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

      As of December 31, 2003 and for all periods presented, the Group is the primary beneficiary of two VIEs, Run An and Qian Cheng, which were established in January 1997 and February 1999, respectively. The VIEs were in existence prior to the establishment of the Company and are considered predecessors of the Group.

51JOB, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001 (UNAUDITED), 2002, 2003 AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2004 (UNAUDITED)
(Amounts expressed in RMB unless otherwise stated)

The Group does not have any ownership interest in these VIE subsidiaries but have control of such entities through certain agreements and undertakings as described below. As a result of the Group’s consolidation of Run An and Qian Cheng for all periods presented, 100% of the interest of Tech JV and AdCo are consolidated in the consolidated financial statements.

      Run An holds ICP and HR service licenses and also engages in provision of training services. Two senior executives of the Company hold 80% and 20% of the equity interest in Run An, respectively. As of December 31, 2003, the registered capital of Run An was RMB300,000, which was fully paid by the principal founder of the Company, and its accumulated loss was RMB4,244,745.

      Qian Cheng holds an advertisement license necessary for recruitment advertising services. A senior executive officer of the Company and Run An holds 80% and 20% of the equity interest in Qian Cheng, respectively. As of December 31, 2003, the registered capital of Qian Cheng was RMB1,000,000, which was fully paid by the principal founder of the Company, and its accumulated loss was RMB19,436,027.

      As part of the Restructuring (Note 1), the Group entered into and amended various agreements as related to its VIE subsidiaries. While the substance of the previous agreements with the VIE subsidiaries remain unchanged, the agreements and arrangements were amended in connection with the Restructuring to (i) enhance the Company’s ability to control the VIE subsidiaries and (ii) ensure the agreements are legally enforceable in the PRC court of law. Accordingly, the Restructuring did not change the Company’s accounting of its VIE subsidiaries. The key provisions of the agreements with the Company or its subsidiaries and the VIE subsidiaries or its shareholders are as follows:

      Technical and Consulting Service Agreements. WFOE has entered into technical and consulting service agreements with Run An and Qian Cheng, respectively, under which WFOE has the exclusive right, subject to certain exceptions, to provide technical services to Run An and Qian Cheng for service fees. The technical and consulting service agreements have a term of ten years and can only be terminated by WFOE during the term. Such term is renewable upon the expiration of the agreement.

      Pledge and Control Agreements. As security for Run An and Qian Cheng’s obligations under the technical and consulting service agreements, the shareholders of Run An and Qian Cheng have pledged all of their equity interest in Run An and Qian Cheng to WFOE. According to the pledge agreement, WFOE has the right to sell the pledged equity. Additionally, the shareholders of Run An and Qian Cheng have agreed that they will not dispose of the pledged equity or take any actions that will prejudice WFOE’s interest under the equity pledge agreements. They have further agreed that they will obtain WFOE’s consent regarding material decisions concerning the operation of Run An and Qian Cheng, including the distribution of profits, the incurrence of debt and the appointment of directors. Additionally, WFOE has the right to recommend candidates to the board for the positions of general manager and senior executives of Run An and Qian Cheng. Under such pledges, WFOE is obliged to purchase any and all of the equity interest in Run An and Qian Cheng from their shareholders, if permitted by the PRC laws. The pledges cannot be released until the discharge of all of Run An and Qian Cheng’s obligations under the respective technical and consulting service agreement.

          (c)  Foreign currencies

      The Group’s functional currency is the Renminbi (“RMB”). Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations and comprehensive income. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates

51JOB, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001 (UNAUDITED), 2002, 2003 AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2004 (UNAUDITED)
(Amounts expressed in RMB unless otherwise stated)

quoted by the People’s Bank of China at the balance sheet dates. All such exchange gains and losses are included in the statements of operations and comprehensive income. The exchange differences for translation of group companies’ balances where RMB is not their functional currency are included in cumulative translation adjustments, which is a separate component of shareholders’ equity on the consolidated financial statements.

      The unaudited United States dollar (“US$”) amounts disclosed in the accompanying financial statement are presented solely for the convenience of the readers. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB8.2766 on June 30, 2004 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on June 30, 2004, or at any other certain rate.

          (d)  Cash

      Cash represents cash on hand and demand deposits placed with banks or other financial institutions. Included in the cash balance as of December 31, 2002, 2003 and June 30, 2004 are amounts denominated in United States dollars totalling US$4,723,257, US$3,082,282 and US$3,015,244, respectively (equivalent to approximately RMB39,092,509, RMB25,510,815 and RMB24,955,969, respectively). The Group receives substantially all of its revenues in RMB, which currently is neither a freely convertible currency nor can it be freely remitted out of China. However, there are no restrictions the in use of the cash and cash equivalents in the PRC as the cash and cash equivalents are not restricted funds and are not classified as restricted cash.

          (e)  Accounts receivable

      Accounts receivable is presented net of allowance for doubtful accounts. The Company provides specific provisions for bad debts when facts and circumstances indicate that the receivable is unlikely to be collected. If the financial condition of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

          (f)  Investments

      As of December 31, 2003 and June 30, 2004, investments consist of a fixed-maturity instrument issued by Hong Kong and Shanghai Banking Corporation Limited. The fixed-maturity instrument is negotiable, bears interest at 1.35% per annum and will mature on June 19, 2006. The financial instrument is redeemable by the Group at its discretion. Investments are recorded at fair value as available-for-sale securities in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, “Investment Securities.”

          (g)  Property and equipment

      Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Estimated useful lives

Leasehold improvements	Lesser of the lease period or the estimated useful life
Computer equipment	5 years
Furniture and fixtures	5 years
Motor vehicles	5 years

51JOB, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001 (UNAUDITED), 2002, 2003 AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2004 (UNAUDITED)
(Amounts expressed in RMB unless otherwise stated)

          (h)  Intangible assets

      Intangible assets include purchased computer software, licenses and internally developed software and are amortized on a straight-line basis over their estimated useful lives, which range from two to five years.

      The Group recognizes costs to develop software products to be marketed or sold in accordance with SFAS No. 86, “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed” (“SFAS No. 86”). Costs incurred for the development of software products prior to the establishment of technological feasibility are expensed when incurred and are included in product development expense. Once the software product has reached technological feasibility, all subsequent product development costs are capitalized until that product is available for marketing. Technological feasibility is evaluated on a product-by-product basis.

      The Group recognizes website and internally used software development costs in accordance with Statement of Position (“SOP”) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” and Emerging Issues Task Force (“EITF”) No. 00-02, “Accounting for Website Development Cost,” where applicable. As such, the Group expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and software. Costs incurred in the development phase are capitalized and amortized over the estimated product life. Since the inception of the Group, the amount of costs qualifying for capitalization has been immaterial and as a result all website and internally used software development costs have been expensed as incurred.

          (i)  Impairment of long-lived assets

      The Group has adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” which addresses the financial accounting and reporting for the recognition and measurement of impairment losses for long-lived assets. In accordance with SFAS No. 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amount of an asset may not be recoverable. The Group recognizes impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. No impairment of long-lived assets was recognized for all periods presented.

          (j)  Revenue recognition

          Print advertising

      The Group provides recruitment advertising services on the weekly newspaper which is distributed in various cities of the PRC. Arrangements for recruitment advertisement on the weekly newspaper are generally short-term in nature. Fees for these types of print recruitment advertising services are recognized as revenue when collectibility is reasonably assured and upon the publication of the advertisements. Cash received in advance of services are recognized as advances from customers.

          Online recruitment services

      The Group provides online recruitment advertising and other technical services through its www.51job.com website. The average display period of online recruitment services normally range from one month to one year. Fees for its online recruitment advertisement and other technical services are recognized as revenue ratably over the display period of the contract or when services are provided and when collectibility is reasonably assured in accordance with Staff Accounting Bulletin (“SAB”) No. 101. Cash received in advance of services are recognized as advances from customers.

51JOB, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001 (UNAUDITED), 2002, 2003 AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2004 (UNAUDITED)
(Amounts expressed in RMB unless otherwise stated)

          Executive search

      The Group provides executive search services. Revenue is recognized when recruitment services are substantially rendered and collectibility is reasonably assured, less an allowance for individuals placed but not expected to meet the probation period. The allowance for search placement is based on historical activities of search placement that do not complete the contingency period. This contingency period varies on a contract by contract basis but is typically 90 days. The Group has not had significant search placements that do not complete the contingency period. Cash received in advance of services are recognized as advances from customers.

          Other human resources related revenues

      The Group also provides other value-added human resource products. Additionally, the Group sells stationery and office supplies to its business customers. Revenue is recognized when services are rendered or products are sold.

          Business and related tax

      The Company’s subsidiary and its VIE subsidiaries are subject to business tax and related surcharges on the revenues earned for services provided in the PRC. The applicable rate of business tax is 5% after certain deductible expenses. In the accompanying statements of operations and comprehensive income, business tax and related surcharges for revenues earned are deducted from gross revenues to arrive at net revenues.

          (k)  Cost of services

      Cost of services consist primarily of printing and publishing expenses, payroll compensation and related employee costs, and other expenses incurred by the Group which are directly attributable to the rendering of the Group’s recruitment advertising and other human resource services.

          (l)   Sales and marketing

      Sales and marketing costs comprised primarily of the Group’s sales and marketing personnel payroll compensation and related employee costs and advertising and promotion expenses. Advertising and promotion expenses that generally represents the cost of promotions to create or stimulate a positive image of the Group or a desire for the Group’s services. Advertising and promotion expenses totalled approximately RMB6,968,479, RMB4,036,324, RMB7,062,232, RMB2,885,801 and RMB4,545,641 during the years ended December 31, 2001, 2002, 2003 and the six-month periods ended June 30, 2003 and 2004, respectively, are charged to the statements of operations when incurred.

          (m) Share-based compensation

      The Group accounts for share-based compensation arrangements with employees in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), and complies with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) and SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” In general, compensation cost under APB No. 25 is recognized based on the difference, if any, between the estimated fair value of the Company’s common shares and the amount an employee is required to pay to acquire the common shares, as determined on the measurement date. Compensation cost, if any, is recorded in shareholders’ equity as additional paid-in capital with an offsetting entry recorded to deferred share-based compensation. Deferred share-based compensation is amortized and charged to expense based on the vesting terms of the underlying options or share-based compensation arrangement.

51JOB, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001 (UNAUDITED), 2002, 2003 AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2004 (UNAUDITED)
(Amounts expressed in RMB unless otherwise stated)

      If the compensation cost for the Group’s share-based compensation plans for employees had been determined based on the estimated fair value on the measurement dates for the share option awards and Founder Share escrow arrangements (Note 10) as prescribed by SFAS No. 123, as allowed for non-public entities, the Company’s net income attributable to common shareholders and earnings per share would have resulted in the pro forma amounts for the years ended December 31, 2001, 2002, 2003, and the six-month periods ended June 30, 2003 and 2004 as disclosed below:

				For the	For the
				six-month	six-month
				period ended	period ended
	2001			June 30, 2003	June 30, 2004
	(unaudited)	2002	2003	(unaudited)	(unaudited)

	RMB	RMB	RMB	RMB	RMB
Net income/(loss) attributable to common shareholders as reported	(22,957,650)	3,945,802	32,600,263	1,831,276	25,993,697
Add: Share-based compensation expense under APB No. 25	8,808,931	8,808,931	18,701,563	14,679,347	13,010,393
Less: Share-based compensation expense under SFAS No. 123	(8,934,901)	(8,922,843)	(19,184,475)	(14,736,549)	(13,046,810)

Pro forma net income/(loss) attributable to common shareholders	(23,083,620)	3,831,890	32,117,351	1,774,074	25,957,280

Basic earnings/(loss) per share
As reported	(1.72)	0.09	0.83	0.05	0.61

Pro forma	(1.73)	0.09	0.81	0.04	0.61

Diluted earnings/(loss) per share
As reported	(1.72)	0.07	0.75	0.04	0.57

Pro forma	(1.73)	0.07	0.74	0.04	0.57

      The effects of applying SFAS No. 123 methodologies in this pro forma disclosure are not indicative of future earnings or earnings per share. Additional share option awards in future years are expected.

      For the years presented, the Company calculated the fair value of share options to employees on the date of grant based on the minimum value method as allowed under SFAS No. 123 for non-public entities, using the following assumptions:

	2001			June 30, 2004
	(unaudited)	2002	2003	(unaudited)

Risk-free interest rate	2.65%	2.65%	2.65%	2.65%
Expected life (years)	4	4	4	4
Expected dividend yield	0	0	0	0
Volatility	0	0	0	0
Weighted average of fair value of options at grant date	RMB0.18	RMB0.18	RMB37.59	RMB42.46

51JOB, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001 (UNAUDITED), 2002, 2003 AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2004 (UNAUDITED)
(Amounts expressed in RMB unless otherwise stated)

          (n)  Operating leases

      Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases, net of any incentives received by the Group from the leasing company, are charged to the statements of operations and comprehensive income on a straight-line basis over the lease periods.

          (o)  Taxation

      Deferred income taxes are provided using the balance sheet liability method. Under this method, deferred income taxes are recognized for the differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities by applying enacted statutory rates applicable to future years in which the differences are expected to reverse. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax assets will not be realized.

          (p)  Statutory reserves

      All Chinese subsidiaries and VIE subsidiaries incorporated in the PRC except for Tech JV which is majority owned by 51net, a BVI company, are required on an annual basis to make an appropriation of retained earnings as statutory common reserve fund equal to 10% of after-tax profit, calculated in accordance with PRC accounting standards and regulations. Appropriations are classified in the consolidated balance sheet as statutory common reserves, and are recorded beginning in the first period in which after-tax profits exceed all prior year accumulated losses. Once the total statutory common reserve reaches 50% of the registered capital of the respective companies, further appropriations are discretionary. The statutory common reserves can be used to increase the registered capital and eliminate future losses of the respective companies. The Group’s statutory common reserve is not distributable to shareholders except in the event of a liquidation. During the years ended December 31, 2001, 2002, 2003, and the six-month period ended June 30, 2003 and 2004, the Group made total appropriations to their statutory common reserves of nil, RMB580,847, RMB5,732,752, RMB1,845,115 and RMB3,338,695, respectively.

      In addition, the above subsidiaries are required on an annual basis to set aside at least 5% of after-tax profit, calculated in accordance with PRC accounting standards and regulations, to the statutory common welfare fund, which can be used for staff welfare of the Group. The Group’s subsidiaries made total appropriations to of nil, RMB290,423, RMB2,866,376, RMB922,558 and RMB1,669,348 during the years ended December 31, 2001, 2002, 2003 and the six-month periods ended June 30, 2003 and 2004, respectively.

      Tech JV is required on an annual basis to make appropriations of retained earnings, calculated in accordance with PRC accounting standards and regulations, to non-distributable statutory reserves, comprising of enterprise statutory reserve, employees’ bonus and welfare fund and enterprise expansion fund. The percentages of the appropriation are determined by the Board of Directors of Tech JV. During the years ended December 31, 2001, 2002, 2003 and the six-month periods ended June 30, 2003 and 2004, Tech JV did not make any appropriation to these statutory reserves.

      Appropriations to the statutory reserves and the statutory common welfare fund are accounted for as a transfer from retained earnings or accumulated deficit to statutory reserves.

      There are no legal requirements in the PRC to fund these reserves by transfer of cash to any restricted accounts, and the Group does not do so. These reserves are not distributable as cash dividends.

51JOB, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001 (UNAUDITED), 2002, 2003 AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2004 (UNAUDITED)
(Amounts expressed in RMB unless otherwise stated)

          (q)  Dividend

      Dividends are recognized when declared. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries and VIE subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves (Note 2(p)). Aggregate net assets of the Company’s PRC subsidiaries not distributable in the form of dividends to the parent as a result of the aforesaid PRC regulations was RMB60 million as of December 31, 2003. However, the PRC subsidiaries may transfer such net assets to the Company by other means, including through royalty and trademark license agreements or certain other contractual arrangements, at the discretion of the Company without third party consent.

          (r)  Earnings per share

      In accordance with SFAS No. 128, “Computation of Earnings Per Share” (“SFAS No. 128”) and EITF Issue 03-06, “Participating Securities and the Two-Class Method under FASB Statement No. 128”, basic earnings (loss) per share is computed by dividing net income (loss) attributable to common shareholders by the weighted average number of unrestricted common shares outstanding during the period using the two-class method. Under the two class method, net income is allocated between common shares and other participating securities based on their participating rights. The Company’s Series A Preference Shares (Note 9) are participating securities. Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to common shareholders as adjusted for the effect of dilutive common equivalent shares, if any, by the weighted average number of common and dilutive ordinary equivalent shares outstanding during the period. Common equivalent shares consist of the common shares issuable upon the conversion of the convertible preference shares (using the if-converted method), common shares issuable upon the exercise of outstanding share options (using the treasury stock method) and certain common shares held in escrow (Note 10) (using the treasury stock option).

          (s)  Segment reporting

      The Group operates and manages its business as a single segment. As the Group primarily generates its revenues from customers in the PRC, no geographical segments are presented.

          (t)  Recent accounting pronouncements

      In November 2002, the EITF reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF No. 00-21”). This issue addresses how revenue arrangements with multiple deliverables should be divided into separate units of accounting and how the arrangement consideration should be allocated to the identified separate accounting units. EITF No. 00-21 is effective for fiscal periods beginning after June 15, 2003. The Group does not believe the adoption of this EITF will have a significant impact on its financial statements.

      In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46”). In December 2003, the FASB issued a revised version of FIN 46, or FIN 46-R, in an effort to clarify the application of FIN 46. The interpretations define variable interests and specify the circumstances under which consolidation of entities will be dependent of such interests. The Group has adopted FIN 46 for all periods presented. For public entities, FIN 46-R is effective for all interests in VIEs as of the end of the first reporting period ending after March 15, 2004. However, early adoption is permitted. The adoption of FIN 46-R will not have a material effect on the Company’s consolidated financial statements.

51JOB, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001 (UNAUDITED), 2002, 2003 AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2004 (UNAUDITED)
(Amounts expressed in RMB unless otherwise stated)

      In June 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS No. 150”). SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or as an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS No. 150 and still in existence at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of SFAS No. 150 did not have a material effect on the Group’s financial position or results of operations.

      In March 2004, the EITF reached a consensus on Issue No. 03-06, “Participating Securities and the Two-Class Method under FASB Statement No. 128” (“EITF No. 03-06”). EITF No. 03-06 provides guidance regarding the computation of earnings per share by companies that have issued securities other than common shares that entitle the holder to participate in dividends and earnings of the company. EITF No. 03-06 provides further guidance on what constitutes a participating security and requires the application of the two-class method in determining earnings per share. EITF No. 03-06 is effective for the quarter ending June 30, 2004. The Group has applied the guidance in this EITF for the calculation of earnings per share in these financial statements.

3.   ACCOUNTS RECEIVABLE

      The Group’s accounts receivable balances, net of allowance for doubtful accounts, were RMB4,977,860, RMB17,419,248 and RMB18,108,281 as of December 31, 2002, 2003 and June 30, 2004, respectively.

      The movement of allowance for doubtful accounts is analyzed as follows:

	2001			June 30, 2004
	(unaudited)	2002	2003	(unaudited)

	RMB	RMB	RMB	RMB
Balance at beginning of the period	—	889,430	889,430	1,318,528
Additions	1,147,934	—	485,243	190,716
Write-offs	(258,504)	—	(56,145)	—

Balance at end of period	889,430	889,430	1,318,528	1,509,244

4.   PREPAYMENTS AND OTHER CURRENT ASSETS

			June 30, 2004
	2002	2003	(unaudited)

	RMB	RMB	RMB
Rental and other deposits	1,388,386	1,372,053	1,213,706
Prepayments for rental and other expenses	1,447,198	3,057,713	3,056,196
Employee advances	516,519	1,471,971	1,973,779
Payments made on behalf of customers	—	—	5,566,646
Professional service fee capitalized	—	—	8,132,587
Merchandise — stationery	—	950,799	5,588,214
Others	448,260	1,804,597	1,512,594

Total	3,800,363	8,657,133	27,043,722

51JOB, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001 (UNAUDITED), 2002, 2003 AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2004 (UNAUDITED)
(Amounts expressed in RMB unless otherwise stated)

5.   PROPERTY AND EQUIPMENT

			June 30, 2004
	2002	2003	(unaudited)

	RMB	RMB	RMB
Leasehold improvements	3,263,415	4,883,356	6,059,110
Computer equipment	14,834,087	19,546,267	23,168,218
Furniture and fixtures	2,470,421	3,009,923	3,563,891
Motor vehicles	667,284	2,635,420	3,483,849
Less: accumulated depreciation	(7,547,686)	(12,225,449)	(15,325,916)

Net book value	13,687,521	17,849,517	20,949,152

6.   INTANGIBLE ASSETS

			June 30, 2004
	2002	2003	(unaudited)

	RMB	RMB	RMB
Computer equipment software	6,061,910	9,000,380	10,602,980
Acquired training licenses	3,049,274	3,049,274	3,049,274
Internally developed software	941,725	1,568,808	1,568,808
Less: accumulated amortization	(2,629,871)	(5,905,867)	(8,410,258)

Net book value	7,423,038	7,712,595	6,810,804

7.   OTHER PAYABLES AND ACCRUALS

			June 30, 2004
	2002	2003	(unaudited)

	RMB	RMB	RMB
Professional service fees	194,345	1,853,820	9,459,843
Office expenses	588,752	686,981	913,013
Deposit from customers	296,911	484,963	669,056
Travelling expenses	—	—	671,005
Others	629,032	479,189	3,618,649

Total	1,709,040	3,504,953	15,331,566

8.   TAXATION

          Cayman Islands

      Under the current laws of Cayman Islands, the Company and its subsidiaries that are incorporated in Cayman Islands are not subject to tax on income or capital gain. In addition, upon payments of dividends by those companies to their shareholders, no Cayman Islands withholding tax will be imposed.

51JOB, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001 (UNAUDITED), 2002, 2003 AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2004 (UNAUDITED)
(Amounts expressed in RMB unless otherwise stated)

          British Virgin Islands

      Under the current laws of British Virgin Islands, the Company’s subsidiary that is incorporated in British Virgin Islands is not subject to tax on income or capital gain. In addition, upon payments of dividends by that company to its shareholders, no British Virgin Islands withholding tax will be imposed.

          Hong Kong

      The Company’s subsidiary that is incorporated in Hong Kong is subject to Hong Kong profits tax at a rate of 17.5% on its assessable profit.

          China

      The Company’s subsidiaries that are incorporated in the PRC are subject to Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the Enterprise Income Tax Law and the Income Tax Law of the People’s Republic of China Concerning Foreign Investment Enterprises and Foreign Enterprises (collectively the “PRC Income Tax Laws”), respectively. Pursuant to the PRC Income Tax Laws, these companies are subject to EIT at a statutory rate of 33% except for Tech JV, which is subject to EIT at a rate of 30% and AdCo Shenzhen Branch, which is subject to EIT at a rate of 15%. In addition, AdCo and some of its subsidiaries are granted by the local tax authorities a right to elect a two-year EIT exemption on their taxable income, commencing from their establishment, which principally began in 2002 and 2003. Total tax benefit recognized as a result of the tax exemption was RMB3,645,168, RMB16,127,096, RMB5,926,959 and RMB1,102,272 in 2002, 2003 and the six-month periods ended June 30, 2003 and 2004, respectively.

          Composition of income tax expense (benefit)

      The current and deferred portion of income tax expense (benefit) included in the consolidated statement of operations for the years ended December 31, 2001, 2002, 2003 and the six-month periods ended June 30, 2003 and 2004 are as follows:

				For the six-	For the six-
				month period	month period
	2001			ended June 30,	ended June 30,
	(unaudited)	2002	2003	2003 (unaudited)	2004 (unaudited)

	RMB	RMB	RMB	RMB	RMB
Current income tax expenses	—	928,426	3,230,664	790,158	17,615,291
Deferred tax	—	(2,187,620)	(38,653)	(610,851)	(2,227,339)

Income tax expense (benefit)	—	(1,259,194)	3,192,011	179,307	15,387,952

51JOB, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001 (UNAUDITED), 2002, 2003 AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2004 (UNAUDITED)
(Amounts expressed in RMB unless otherwise stated)

          Reconciliation of the differences between statutory tax rate and the effective tax rate

      Reconciliation between the statutory EIT rate in the PRC and the Group’s effective tax rate for the years ended December 31, 2001, 2002 and 2003 and the six-month periods ended June 30, 2003 and 2004 are as follows:

							For the six-month	For the six-month
							period ended	period ended
	2001						June 30, 2003	June 30, 2004
	(unaudited)		2002		2003		(unaudited)	(unaudited)

EIT statutory rate	33%		33%		33%		33%	33%
Effect of tax holiday for certain subsidiaries	—		(136%	)	(45%	)	(295% )	(3% )
Difference in EIT rates of certain subsidiaries	(8%	)	37%		(1%	)	9%	(1% )
Non-deductibility of expenses incurred outside the PRC	(13%	)	107%		18%		244%	8%
Other permanent differences	1%		—		(1%	)	(33% )	—
Provision of valuation allowance	(13%	)	—		5%		51%	—
Reversal of valuation allowance	—		(88%	)	—		—	—

Effective EIT rate of the Group	0%		(47%	)	9%		9%	37%

      Significant components of deferred tax assets and liabilities as of December 31, 2002, 2003 and June 30, 2004 are as follows:

			June 30, 2004
	2002	2003	(unaudited)

	RMB	RMB	RMB
Deductible temporary differences related to revenue	1,793,997	3,309,012	6,663,853
Deductible temporary differences related to accrued expenses	331,352	827,768	834,512
Deductible temporary differences related to provision for doubtful debts	343,201	501,014	585,583

Total current deferred tax assets	2,468,550	4,637,794	8,083,948
Less: Valuation allowance	(248,850)	(225,371)	(302,202)

Net current deferred tax assets	2,219,700	4,412,423	7,781,746

Tax loss carryforwards	5,773,203	7,576,935	7,563,509
Deductible temporary differences related to amortization	—	151,365	588,574

Total non-current deferred tax assets	5,773,203	7,728,300	8,152,083
Less: Valuation allowance	(5,773,203)	(7,576,935)	(7,563,509)

Net non-current deferred tax assets	—	151,365	588,574

Total deferred tax assets	2,219,700	4,563,788	8,370,320

Taxable temporary differences related to revenue	—	(1,733,092)	(3,324,881)
Taxable temporary differences related to accrued expenses	—	(580,890)	(591,827)

Total current deferred tax liabilities	—	(2,313,982)	(3,916,708)

Non-current taxable temporary differences related to amortization	(32,080)	(23,533)	—

Total deferred tax liabilities	(32,080)	(2,337,515)	(3,916,708)

51JOB, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001 (UNAUDITED), 2002, 2003 AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2004 (UNAUDITED)
(Amounts expressed in RMB unless otherwise stated)

      As of December 31, 2002, 2003 and June 30, 2004, valuation allowances were provided on the deferred tax assets to the extent that management believed it was more likely than not that such deferred tax assets would not have been realized in the foreseeable future. Valuation allowances were provided because it was more likely than not that the Group will not be able to utilize certain tax loss carryforwards generated by certain subsidiaries or VIE subsidiaries. As those entities continue to generate tax losses and tax planning strategies are not available to utilize those tax losses in other group companies, management believes it is more likely than not that such losses will not be utilized before they expire. However, certain valuation allowance was reversed in 2002, 2003, and the six-month period ended June 30, 2004 when the Group generated sufficient taxable income to utilize the deferred tax assets. If events occur in the future that prevent the Group from realizing some or all of its deferred tax assets, an adjustment to the valuation allowances will be recognized when such events occur. Tax loss carryforwards in the amount of RMB25,377,982 as of June 30, 2004 will expire beginning 2005. In the PRC, tax loss carryforwards generally expire after five years.

      The following represents a rollforward of the valuation allowance for each of the periods:

	2001			June 30, 2004
	(unaudited)	2002	2003	(unaudited)

	RMB	RMB	RMB	RMB
Balance at beginning of the period	5,476,289	8,399,293	6,022,053	7,802,306
Additions	4,813,869	1,366,436	1,991,193	1,326,384
Reversals/utilization	(1,890,865)	(3,743,676)	(210,940)	(1,262,979)

Balance at end of period	8,399,293	6,022,053	7,802,306	7,865,711

9.   SERIES A CONVERTIBLE PREFERENCE SHARE

      In June 2000, the Company entered into a Series A Preference Shares Purchase Agreement, in which (i) the Company authorized 8,000,000 of the Company’s Series A Convertible Preference Shares (“Series A Preference Shares”), and (ii) the Company agreed to sell and the investors agreed to purchase 7,668,658 Series A Preference Shares, subject to closing and subscription, at an issuance price of US$1.0417 per share.

      In October 2001, the Company entered into a new Series A Preference Shares Purchase Agreement, in which (i) the Company increased the authorized Series A Preference Shares to 15,000,000 and (ii) the Company agreed to sell and the investors agreed to purchase 5,999,808 Series A Preference Shares, subject to closing and subscription, at an issuance price of US$1.0417 per share.

      Based on the share purchase agreements, there have been five closings of Series A Preference Shares as follows:

Closing dates	Shares subscribed

June 5, 2000	1,920,000
June 15, 2000	5,680,979
July 28, 2000	67,679
October 24, 2001	2,999,904
January 9, 2002	2,999,904

13,668,466

51JOB, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001 (UNAUDITED), 2002, 2003 AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2004 (UNAUDITED)
(Amounts expressed in RMB unless otherwise stated)

      Under the Company’s Articles of Association, the holders of Series A Preference Shares had various rights and preferences as follows:

          Voting

      Holders of the outstanding Series A Preference Shares, voting separately as a single class, shall be entitled to elect two of the five directors to the Company’s Board of Directors. Holders of the outstanding common shares, voting separately as a single class, shall be entitled to elect two directors to the Company’s Board of Directors. The fifth director shall be elected as provided in the Company’s Articles of Association, as mutually agreed by the directors elected by the Series A Preference Shareholders and common shareholders.

          Dividends

      The holders of the Series A Preference Shares were entitled to receive, out of any funds legally available therefore, when and as declared by the board of directors, dividends at a rate of eight percent (8%) per annum. No dividends may be paid on the common shares of the Company until all declared dividends on the preference shares were paid, and no dividend may be paid on any common shares unless a dividend is paid with respect to each outstanding Series A Preference Share equal to or greater than the amount of such dividend that would be payable on all common shares into which such Series A Preference Share could then be converted. Such dividend rights are not cumulative and no right to such dividend accrues unless declared by the board of directors.

Liquidation

      In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the Series A Preference Shares would be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the common shares, the amount equal to US$1.0417 (the “Series A Preference Share Liquidation Preference”) for each shares held and, plus declared but unpaid dividends.

      Subject to the payment of all amounts due to the holders of the Series A Preference Shares, the remaining net assets shall be distributed pro rata amongst the holders of the common shares and Series A Preference Shares on an as-converted basis.

Conversion

      Each holder of Series A Preference Shares were entitled to convert such preference shares at any time, without the payment of any additional consideration, into common shares at an initial conversion price of US$1.0417 (each Series A Preference Share is convertible into one common share).

      The conversion price would be adjusted, in the event the Company was to issue any common shares, or shares that are convertible into common shares, except for certain cases, including issuances of employees share options, less than the conversion price in effect on the date immediately prior to such issue (“Dilutive Issuance”). In the event of a Dilutive Issuance, the then effective conversion price would be reduced, concurrent with such issuance, to a price as determined with reference to a formula specified in the Company’s Article of Association.

      Each Series A Preference Share would be automatically be converted into common shares at the then effective conversion price upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, of the United States of America covering the offer and sale of common shares to the public involving an aggregate offering price to the public

51JOB, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001 (UNAUDITED), 2002, 2003 AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2004 (UNAUDITED)
(Amounts expressed in RMB unless otherwise stated)

in respect of all the common shares so offered of not less than US$10,000,000, at an offering price of US$3.12 per common share or more, as adjusted for any recapitalization.

Registration rights

      Holders of the Series A Preference Shares can request the Company to effect any registration, qualification and compliance of its shares and also be included in the Company’s registration for a public offering. Future registration rights are prohibited unless they are subordinate to those given to Series A Preference Shareholders or 50% or more of the holders of registrable securities as defined in the investor rights agreement agree to equal or superior registration rights.

Right of first refusal

      Holders of the Series A Preference Shares have the right of first refusal to purchase a pro rata share of any new securities issued by the Company, excluding securities issued in connection with the Company’s registration for a public offering.

Co-sale rights

      In the event of a sale of common shares or additional Series A Preference Shares, existing holders of the Series A Preference Shares have the right to sell a pro rata share of his holdings at the same offered price.

Other Series A Preference Share issuances

      In 2001, the Company issued to Recruit Company Limited (“Recruit”) a warrant to purchase 10,000 Series A Preference Shares at exercise price of US$1.0417 in connection with obtaining access to an online recruiting application developed by Recruit. The warrant was exercised immediately and Recruit became a registered holder of 10,000 Series A Preference Shares as of May 2001.

      In August 2002, in connection with share repurchase from an executive officer (Note 12) the principal Series A Preference shareholder received a warrant to purchase an additional 380,000 Series A Preference Shares at an exercise price of US$ 1.0417 per share for no consideration. The fair value of the warrants, RMB1,233,659, as determined based on the Black Scholes option pricing model, is deducted from 2002 net income as a deemed dividend to arrive at net income attributable to common shareholders for earnings per share calculation. The warrant was exercised in March 2004.

10.	SHARE-BASED COMPENSATION

      In April 2000, the Company issued a total of 28,399,021 common shares to the four founders of the Group, at the price of US$0.0001 per share (“Founder Shares”). At the time of the issuance, these common shares were placed into escrow with the chief executive officer and president of the Company as escrow agent, and were subject to repurchase by the Company, at the Company’s discretion, upon the termination of employment of the applicable founders at a repurchase price of US$0.0001 or the estimated fair value of the common shares on the date of repurchase, as determined by the Company. During each of the subsequent

51JOB, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001 (UNAUDITED), 2002, 2003 AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2004 (UNAUDITED)
(Amounts expressed in RMB unless otherwise stated)

years, certain percentage of the total number of common shares so purchased by each founder was released from the repurchase option and the escrow as follows:

Shares
issued	Vesting

17,316,000	25% released from escrow on October 1, 2000 and one forty eighth released from escrow at the end of each calendar month after October 2000.
6,307,021	26.9% released from escrow on April 28, 2000 and one forty eighth released from escrow at the end of each calendar month after April 2000.
3,696,000	31.25% released from escrow on April 28, 2000 and one forty eighth released from escrow at the end of each calendar month after April 2000.
1,080,000	25% released from escrow on October 1, 2000 and one forty eighth released from escrow at the end of each calendar month after October 2000.

28,399,021

      As of December 31, 2003, all common shares so purchased by the founders have been released from the repurchase option and the escrow. The number of shares subject to repurchase by the Company was 10,825,335, 3,725,580 and nil as of December 31, 2001, 2002, and 2003, respectively.

      The placement of the Founder Shares in escrow is recognized as a separate share-based compensatory arrangement between the Company and the founders. Upon the issuance of the Founder Shares, the Company recognized total deferred compensation of RMB35,235,724 based on the estimated fair value of the common shares on the date of issuance. Such deferred compensation is recognized over the period in which the shares are subject to repurchase by the Company. Total compensation expense of RMB8,808,931, RMB8,808,931, RMB4,622,466, RMB3,195,928 and nil was recognized for the years ended December 31, 2001, 2002, and 2003, and six-month periods ended June 30, 2003 and 2004, respectively.

      On September 1, 2000, the Company adopted a share option plan (“2000 Option Plan”) which provides for the issuance of up to 4,010,666 common shares. The total number of common shares reserved under the plan was increased to 5,530,578 in February 2004. Under the share option plan, the directors may, at their discretion, issue share options to purchase the Company’s common shares to any senior executives, directors, employees or consultants of the Group. These share options can be exercised within six years from the date of grant.

      The following table summarizes the Company’s share options under the 2000 Option Plan:

				June 30,	June 30,
	2001			2003	2004
	(unaudited)	2002	2003	(unaudited)	(unaudited)

Outstanding at beginning of period	2,167,347	2,485,754	2,317,102	2,317,102	2,919,728
Granted	528,347	93,900	1,346,232	515,900	468,192
Exercised	(90,240)	(90,240)	(467,334)	(45,120)	(263,398)
Forfeited	(119,700)	(172,312)	(276,272)	(90,350)	(86,680)

Outstanding at end of period	2,485,754	2,317,102	2,919,728	2,697,532	3,037,842

Vested and exercisable at end of period	695,070	1,303,398	1,384,964	1,026,842	1,694,360

51JOB, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001 (UNAUDITED), 2002, 2003 AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2004 (UNAUDITED)
(Amounts expressed in RMB unless otherwise stated)

      The following is additional information relating to employee options outstanding as of December 31, 2003 under the 2000 Option Plan:

	Outstanding				Exercisable

				Weighted-				Weighted-
				average				average
		Weighted-		remaining		Weighted-		remaining
	Number	average		contractual life	Number	average		contractual life
Exercise prices	of shares	exercise price		(years)	of shares	exercise price		(years)

US$0.15	1,599,496	US$	0.15	2.95	1,384,964	US$	0.15	2.51
US$0.50	1,320,232	US$	0.50	5.61	—	US$	0.50	—

	2,919,728				1,384,964

      The following is additional information relating to employee options outstanding as of June 30, 2004 (unaudited):

	Outstanding				Exercisable

				Weighted-				Weighted-
				average				average
		Weighted-		remaining		Weighted-		remaining
	Number	average		contractual life	Number	average		contractual life
Exercise prices	of shares	exercise price		(years)	of shares	exercise price		(years)

US$0.15	1,910,082	US$	0.15	2.61	1,533,052	US$	0.15	2.24
US$0.50	801,432	US$	0.50	5.46	—	US$	0.50	—
US$1.00	234,152	US$	1.00	5.67	158,748	US$	1.00	5.67
US$3.25	92,176	US$	3.25	5.89	2,560	US$	3.25	5.89

	3,037,842				1,694,360

      In connection with share options granted under the 2000 Option Plan during the years ended December 31, 2001, 2002, 2003 and six-month periods ended June 30, 2003 and 2004, the Company recognized deferred share-based compensation totaling nil, nil, RMB60,417,377, RMB26,530,391 and RMB16,464,006, respectively, which is being amortized over the vesting period.

      In 2003, the Company extended the exercise period for certain employees who were terminated during the year. The modification to increase the life of the option results in a new measurement date and an incremental share-based compensation expense of RMB9,899,198 recognized in 2003.

      In February 2004, the Company sold 138,264 common shares to a director at a price of US$1.00 per share, which is below the then estimated fair market value of the common shares. This transaction resulted in the recognition of share-based compensation expense of RMB5,699,236 in the six-month period ended June 30, 2004.

      Compensation expense for share options granted under the 2000 Option Plan recognized during the years ended December 31, 2001, 2002, 2003 and six-month periods ended June 30, 2003 and 2004, totaling nil, nil, RMB14,079,097, RMB11,483,419 and RMB13,010,393, respectively.

11.	EMPLOYEE BENEFITS

      The employees of the Company’s subsidiaries that are incorporated in the PRC are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits. These companies are required to accrue for these benefits based on certain percentages of the employees’

51JOB, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001 (UNAUDITED), 2002, 2003 AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2004 (UNAUDITED)
(Amounts expressed in RMB unless otherwise stated)

salaries in accordance with the relevant regulations, and make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the statements of operations and comprehensive income for such employee benefits amounted to RMB6,139,060, RMB9,161,768, RMB11,733,119, RMB5,428,260 and RMB7,648,647 for the years ended December 31, 2001, 2002, 2003 and six-month periods ended June 30, 2003 and 2004, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

12.	RELATED PARTY TRANSACTIONS

      Balances with related parties for the periods indicated are as follows:

			June 30, 2004
	2002	2003	(unaudited)

	RMB	RMB	RMB
Due to related parties:
Principal shareholders	4,136,219	6,170,891	—
Advances for share options exercised	93,368	333,882	2,093,036

	4,229,587	6,504,773	2,093,036

      The amounts due to principal shareholders as of December 31, 2002 and 2003 mainly arose from the loans from certain principal shareholders. These amounts are unsecured, non-interest bearing and have no definite terms. The total amounts due to principal shareholders were paid in full as of June 30, 2004.

      In August 2002, the Company agreed to repurchase 380,000 shares from Michael Lei Feng, an executive of the Company, for aggregate consideration of US$57,000 (approximately RMB471,766). As a result, in 2002 and 2003, the amount due pursuant to this repurchase was recorded as due to principal shareholders. This amount was paid in March 2004. In addition, in August 2002, the Company agreed to pay to Michael Lei Feng compensation of US$338,200 (approximately RMB2,799,146), payable over ten years. The entire amount of this compensation was paid in March 2004. As a result, the Group recognized compensation expense of RMB89,122 in 2002 and RMB267,331 in 2003 and have recorded compensation expense of RMB2,317,033 in 2004 related to this payment. In connection with share repurchase, the Company issued a warrant to DCM to purchase 380,000 Series A Preference Shares for no consideration (Note 9).

      The amount of advance for share options exercise arose from the exercise of options by the Company’s directors and executive officers. During the periods presented, certain directors and executive officers of the Company made payments to exercise certain unvested options. In connection with the early exercises, the Company has a call option to repurchase the shares that are not yet vested if the employees terminate prior to the option’s vesting at the original exercise price. The early exercise of the options was not considered a substantial exercise for accounting purposes on the date of exercise, and the cash paid for the exercise price is recognized as a liability and such common shares are not considered issued. When the options are vested and the call option expires, the shares are considered issued and cash paid for the exercise is transferred to shareholders’ equity.

51JOB, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001 (UNAUDITED), 2002, 2003 AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2004 (UNAUDITED)
(Amounts expressed in RMB unless otherwise stated)

13.	EARNINGS PER SHARE

      Basic earnings (loss) per share and diluted earnings (loss) per share have been calculated for the years ended December 31, 2001, 2002, 2003 and the six-month periods ended June 30, 2003 and 2004 are as follows:

					For the six-	For the six-
					month period ended	month period ended
	2001				June 30, 2003	June 30, 2004
	(unaudited)	2002		2003	(unaudited)	(unaudited)

	RMB	RMB		RMB	RMB	RMB
Numerator:
Net income (loss)	(22,957,650)	3,945,802		32,600,623	1,831,276	25,993,697
Deemed dividends to holders of Series A Preference Shares	—	(1,233,659)		—	—	—
Amount allocated to participating preference shareholders	—	(876,215)		(10,615,466)	(596,491)	(8,459,919)

Numerator for basic earnings (loss) per share	(22,957,650)	1,835,928		21,984,797	1,234,785	17,533,778

Effect of dilutive securities	—	—		—	—	—

Numerator for diluted earnings (loss) per share	(22,957,650)	1,835,928		21,984,797	1,234,785	17,533,778

Denominator:
Denominator for basic earnings (loss) per share — weighted-average common shares outstanding	13,341,384	20,458,303		26,594,228	25,843,641	28,876,086
Effect of Series A Preference Shares	— *	—	*	— *	— *	— *
Effect of unvested Founder Shares	— *	4,335,847		1,734,040	2,391,042	—
Effect of dilutive share options	— *	—	*	731,890	1,386,432	1,865,641
Effect of dilutive warrants	— *	—	*	263,167	—	—

Denominator for diluted earnings per share	13,341,384	24,794,150		29,323,325	29,621,115	30,741,727

Basic earnings (loss) per share	(1.72)	0.09		0.83	0.05	0.61

Diluted earnings (loss) per share	(1.72)	0.07		0.75	0.04	0.57

*	These potentially dilutive securities were not included in the calculation of dilutive earnings (loss) per share because of their anti-dilutive effect.

     Net income (loss), after deducting deemed dividends to holders of preference shares, has been allocated to the common share and preference share based on their respective rights to share in dividends.

      In April 2000, the Company issued 28,399,021 Founder Shares (Note 10) which are subject to repurchase by the Company at its discretion, upon the termination of employment of the applicable founders. Accordingly, for calculating basic earnings per share, the shares held in escrow are not included in the denominator for basic earnings per share.

51JOB, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001 (UNAUDITED), 2002, 2003 AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2004 (UNAUDITED)
(Amounts expressed in RMB unless otherwise stated)

      Potentially dilutive securities included the Series A Preference Shares, unvested Founder Shares, warrants and share options granted to employees.

14.  COMMITMENTS AND CONTINGENCIES

  Operating lease commitments

      The Group has entered into non-cancelable agreements with initial or remaining terms in excess of one year for the publication of Career Post Weekly, the rental of office premises and for the lease of computer and other equipment. Future minimum payments with respect to these agreements as of December 31, 2003 are as follows:

	Publication	Office
	fees	premises	Others	Total

	RMB	RMB	RMB	RMB
2004	46,750,183	11,873,512	648,522	59,272,217
2005	15,278,333	9,470,002	—	24,748,335
2006	3,560,833	6,332,600	—	9,893,433
2007	833,333	—	—	833,333
2008	600,000	—	—	600,000

	67,022,682	27,676,114	648,522	95,347,318

      Future minimum payments with respect to these agreements as of June 30, 2004 are as follows:

	Publication	Office
	fees	premises	Others	Total

	RMB	RMB	RMB	RMB
2004	21,104,000	7,723,805	244,800	29,072,605
2005	11,392,708	12,607,897	—	24,000,605
2006	4,504,167	7,388,112	—	11,892,279
2007	1,095,833	254,029	—	1,349,862
2008	600,000	—	—	600,000

	38,696,708	27,973,843	244,800	66,915,351

      Rental expenses for the years ended December 31, 2001, 2002, 2003 and six-month periods ended June 30, 2003 and 2004 are RMB9,857,975, RMB9,699,130, RMB10,456,277, RMB5,240,178 and RMB6,709,309, respectively.

  Contingencies

      There are uncertainties regarding the legal basis of the Company’s ability to operate the Internet content service. Although the PRC has implemented a wide range of market-oriented economic reforms, the telecommunication, information and media industries as well as certain sectors of the HR service industries remain highly regulated. Not only are restrictions currently in place, but also regulations are unclear regarding in what specific segments of these industries companies with foreign investors, including the Company, may operate. Therefore, the Company might be required to limit the scope of its operations in the PRC, and this could have an adverse effect on the Company’s financial position, results of operations and cash flows.

      Tech JV obtained an advertising license in May 2000, when Tech JV was a 98% foreign owned entity, and a license to conduct human resource services in September 2002, when Tech JV was a 99% foreign owned

51JOB, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001 (UNAUDITED), 2002, 2003 AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2004 (UNAUDITED)
(Amounts expressed in RMB unless otherwise stated)

entity. During the period from the date Tech JV acquired these licenses to the date of the Restructuring (Note 1), Tech JV and its licensed PRC subsidiaries conducted all of the advertising and human resource related services. Following the acquisition of these licenses and commencing these operations, the PRC government enacted laws limiting foreign ownership in entities conducting advertising and human resource related services.

      The PRC government has not published an official ruling with respect to the status of foreign ownership arrangements that were established prior to the enactment of these limitations and which may be above these limitations. Prior to the Restructuring, the ownership percentage of Tech JV was above the maximum foreign ownership permitted for an entity conducting advertising and human resource operations. In addition, there is uncertainty regarding the regulation of PRC subsidiaries in which subsidiaries of foreign owned PRC entities invest, such as the subsidiaries of AdCo which are engaged in advertising or trade businesses. The PRC government may determine that the Group’s ownership structure was inconsistent with or insufficient for the proper operation of the Group’s businesses, or that the Group’s business licenses or other approvals were not properly issued or not sufficient.

      In the opinion of management, the likelihood of loss in respect of the Group’s current or past ownership structure is remote.

15. UNAUDITED PRO FORMA BALANCE SHEET AND EARNINGS PER SHARE

      Each Series A Preference Share will automatically convert into one common share at a 1:1 conversion ratio upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, of the United States of America covering the offer and sale of common shares to the public involving an aggregate offering price to the public in respect of all the common shares so offered of not less than $10,000,000, at an offering price of $3.12 per common share or more (appropriately adjusted for any recapitalization) or at the option of the holder thereof. The unaudited pro forma balance sheets as of June 30, 2004 present as adjusted financial position as if conversion of the Series A Preference Shares into common shares occurred as of June 30, 2004.

51JOB, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001 (UNAUDITED), 2002, 2003 AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2004 (UNAUDITED)
(Amounts expressed in RMB unless otherwise stated)

      The unaudited pro forma earnings per share for the year ended December 31, 2003 and the six-month period ended June 30, 2004 giving effect to the conversion of the Series A Preference Shares into common shares as of January 1, 2003 are as follows:

		For the
		six-month
		period ended
	2003	June 30, 2004
	(unaudited)	(unaudited)

	RMB	RMB
Numerator:
Numerator for basic earnings (loss) per share	21,984,797	17,533,778
Pro forma effect of Series A Preference Shares	10,615,466	8,459,919

Numerator for pro forma basic and diluted earnings per share	32,600,263	25,993,697

Denominator:
Denominator for basic earnings per share	26,594,228	28,876,086
Effect of conversion of Series A Preference Shares	13,678,466	13,932,499

Denominator for pro forma basic earnings per share
— weighted-average common shares outstanding	40,272,694	42,808,585
Effect of unvested Founder Shares	1,734,040	—
Effect of dilutive convertible securities	—	—
Effect of dilutive share options	731,890	1,865,641
Effect of dilutive warrants	263,167	—

Denominator for pro forma diluted earnings per share	43,001,791	44,674,226

Pro forma earnings per share
Basic	0.81	0.61

Diluted	0.76	0.58

16. FINANCIAL INSTRUMENTS

      Financial instruments of the Group primarily comprise investments, accounts receivable, accounts payable, due to related parties, other payables and advance from customers. As of December 31, 2002, 2003 and June 30, 2004, their carrying values approximate their estimated fair values.

17. CERTAIN RISKS AND CONCENTRATION

      Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and accounts receivable. As of December 31, 2002, 2003 and June 30, 2004, substantially all of the Group’s cash was held in major financial institutions located in the PRC and in Hong Kong which management believes are of high credit quality. Accounts receivable are typically unsecured and denominated in RMB, and are derived from revenues earned from operations arising in the PRC.

      The Group’s sales and purchase and expense transactions are generally denominated in RMB and a significant portion of the Group’s assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the Bank of China. Remittances in currencies other than RMB by the Group in the PRC must be processed through the Bank of China or other

51JOB, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001 (UNAUDITED), 2002, 2003 AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2004 (UNAUDITED)
(Amounts expressed in RMB unless otherwise stated)

PRC foreign exchange regulatory bodies and requires certain supporting documentation in order to effect the remittance.

      No individual customer accounted for more than 10% of net revenues during the years ended December 31, 2001, 2002, 2003 and the six-month periods ended June 30, 2003 and 2004. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2002, 2003 and June 30, 2004.

18. SUBSEQUENT EVENTS

      On April 8, 2004, two senior executives established Shanghai Run An Lian Information Consultancy Co., Ltd. (“RAL”). RAL holds a permit issued by the Shanghai human resources bureau which allows it to conduct human resource related business including the collection and launch of, and consulting services related to human resource supply and demand information (online human resource service). RAL also obtained a permit from Shanghai Municipal telecommunications administration bureau that allows it to provide Internet information services that do not relate to news, publishing, education, healthcare, medicine and medical appliances. RAL will conduct the Group’s other HR related services and operate as an Internet content provider. Pursuant to certain agreements and undertakings, RAL is considered a VIE. The agreements and undertakings are substantially consistent as those described in Note 2(b), and the Group is considered the primary beneficiary of RAL. Accordingly, RAL’s results will be consolidated in the Group’s financial statements in future periods. The Group’s maximum exposure to loss as a result of the Group’s involvement with RAL is limited to its original investment in RAL of RMB1,000,000.

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I

51JOB, INC.

CONDENSED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2003

		2002	2003	2003
	Note	RMB	RMB	US$ (Note 4)

Net revenues		—	—	—

Cost of services		—	—	—

Gross profit		—	—	—

Total operating expenses		(8,884,884)	(19,085,436)	(2,305,952)

Loss from operations		(8,884,884)	(19,085,436)	(2,305,952)
Equity in profit (loss) of subsidiary companies, net	1	12,827,317	51,682,719	6,244,438
Other income (expense)		3,369	2,980	360

Income before provision for income tax		3,945,802	32,600,263	3,938,846
Income tax benefit (expense)		—	—	—

Net income for the year		3,945,802	32,600,263	3,938,846

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I

51JOB, INC.

CONDENSED BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2003

		2002	2003	2003
	Note	RMB	RMB	US$ (Note 4)

ASSETS
Current assets:
Cash		399,934	848,022	102,460
Receivables due from related parties	2	1,317,054	1,945,859	235,104
Prepayments and other current assets		—	74,490	9,000

Total current assets		1,716,988	2,868,371	346,564

Long term receivables due from related parties	2	47,346,156	46,928,889	5,670,068
Investment in subsidiaries	1	32,665,872	84,150,448	10,167,273

Total assets		81,729,016	133,947,708	16,183,905

LIABILITIES
Current liabilities:
Due to related parties	2	4,122,485	4,630,046	559,414
Other payables and accruals		2,483	33,107	4,002

Total current liabilities		4,124,968	4,663,153	563,416

Total liabilities		4,124,968	4,663,153	563,416

Shareholders’ equity
Common shares (US$0.0001 par value; 57,000,000 shares authorized, 28,304,781 and 28,772,115 shares issued and outstanding as of December 31, 2002 and 2003, respectively)		23,427	23,816	2,878
Series A preference shares (US$0.0001 par value; 15,000,000 shares authorized; 13,678,466 issued and outstanding as of December 31 2002 and 2003, with liquidation value of US$1.0417 per share)		11,332	11,332	1,369
Additional paid-in capital — common shares		36,504,160	97,502,397	11,780,489
Additional paid-in capital — preference shares		116,364,516	116,364,516	14,059,459
Deferred share-based compensation — founder shares		(4,622,466)	—	—
Deferred share-based compensation — share option		—	(46,338,280)	(5,598,710)
Other comprehensive loss		(235,783)	(438,351)	(52,962)
Accumulated deficit		(70,441,138)	(37,840,875)	(4,572,034)

Total shareholders’ equity		77,604,048	129,284,555	15,620,489

Total liabilities and shareholders’ equity		81,729,016	133,947,708	16,183,905

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I

51JOB, INC.

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31 2002 AND 2003

		2002	2003	2003
	Note	RMB	RMB	US$ (Note 4)

Net cash used by operating activities		(280,763)	(375,103)	(45,321)

Net cash used in investing activities		—	—	—

Net cash provided by financing activities		—	746,227	90,161

Effect of foreign exchange rate changes on cash		(123,391)	76,964	9,299

Net increase (decrease) in cash		(404,154)	448,088	54,139
Cash, beginning of year		804,088	399,934	48,321

Cash, end of year		399,934	848,022	102,460

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I

51JOB, INC.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2003
(Amounts expressed in RMB unless otherwise stated)

1.   BASIS OF PRESENTATION

      The condensed financial statements of 51job, Inc. (the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America except for accounting of the Company’s subsidiaries and certain footnote disclosures as described below.

      The Company records its investment in its Subsidiaries under the equity method of accounting as prescribed in APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”. Such investment is presented on the balance sheet as “Investment in subsidiaries” and 100% of the Subsidiaries’ profit or loss as “Equity in profit (loss) of subsidiary companies” on the statement of operations and comprehensive income.

      The Subsidiaries did not pay any dividend to the Company for the periods presented.

      Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

2.   RELATED PARTY BALANCES

      Balances with related parties for the periods indicated are as follows:

	2002	2003
	RMB	RMB

Receivables due from related parties:
51net HR	827,730	827,670
Qianjing Network Information Technology (Shanghai) Co., Ltd.	489,324	1,118,189

	1,317,054	1,945,859

Long term receivables due from related parties:
51net.com Inc.	47,346,156	46,928,889

	48,663,210	48,874,748

Due to related parties:
Principal shareholders	4,029,117	4,296,164
Advances for share options exercised	93,368	333,882

	4,122,485	4,630,046

      The amounts due from 51net.com Inc. relate to payments made by the Series A preferred shareholders to 51net.com Inc. for the purchase of the Company’s Series A preference shares. The amounts are unsecured, non-interest bearing and have no definite terms.

      The amounts due to principal shareholders as of December 31, 2002 and 2003 mainly arose from the loans from certain principal shareholders. These amounts are unsecured, non-interest bearing and have no definite terms.

3.   COMMITMENTS

      The Company does not have any significant commitments or long term obligations as of any of the periods presented.

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I

51JOB, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2003
(Amounts expressed in RMB unless otherwise stated)

4.   FOREIGN CURRENCIES

      The unaudited United States dollar (“US$”) amounts disclosed in the financial statement are presented solely for the convenience of the readers. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB8.2766 on June 30, 2004 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on June 30, 2004, or at any other certain rate.

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